中国银行
BANK OF CHINA

08002459

File No.82-35030

Our Ref: BOC/BSHK(2008)035(CY)

2 May 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing Section
MAY 0 7 2008
Washington, DC
111

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact the undersigned at (852) 2974 7376 or our Mr. Zhang Handong at (8610) 6659 4567.

PROCESSED
MAY 1 3 2008
THOMSON REUTERS

Yours faithfully,
For and on behalf of
Bank of China Limited

Yeung Cheung Ying
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Announcement dated 16 April 2008 in relation to the date of board meeting of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.
2. Announcement dated 28 April 2008 in relation to the Report for the First Quarter ended 31 March 2008 of the Bank prepared in accordance with the International Financial Reporting Standards as published on the website of Hong Kong Exchanges and Clearing Limited.
3. 2007 Annual Report to H-Share Holders of the Bank prepared in accordance with the International Financial Reporting Standards (printed version).
4. Second Letter to H-Share Holders who have chosen to receive the printed English or the printed Chinese version of the 2007 Annual Report of the Bank.
5. Second Letter to H-Share Holders who have chosen to review the 2007 Annual Report posted on the Bank's website.
6. Circular to H-Share Holders dated 30 April 2008 in relation to the Annual General Meeting of the Bank to be held on 19 June 2008.
7. Proxy Form for the Annual General Meeting of the Bank to be held on 19 June 2008.
8. Reply Slip for the Annual General Meeting of the Bank to be held on 19 June 2008.
9. Notice of Annual General Meeting to H-Share Holders of the Bank dated 30 April 2008 as published on the website of Hong Kong Exchanges and Clearing Limited.
10. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 April 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 28 April 2008 in relation to the Report for the First Quarter ended 31 March 2008 of the Bank prepared in accordance with the Chinese Accounting Standards as published in the People's Republic of China (the "PRC").

2. Announcement dated 28 April 2008 in relation to the resolutions of the Board of Directors of the Bank passed at the meeting held on 28 April 2008 as published in the PRC.

3. Overseas regulatory announcement dated 28 April 2008 in relation to the publication in the PRC of an announcement on resolutions of the Board of Directors of the Bank passed at the meeting held on 28 April 2008, as published on the website of Hong Kong Exchanges and Clearing Limited.

4. 2007 Annual Report of the Bank prepared in accordance with the Chinese Accounting Standards as published in the PRC.

5. Notice of Annual General Meeting to A-Share Holders of the Bank dated 30 April 2008 as published in the PRC.

6. Meeting materials for Annual General Meeting of the Bank to be held on 19 June 2008 as published in the PRC.

A1
File No. 82-35030

中国银行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Date of Board Meeting

The board of directors of the Bank (the "Board") hereby announces that a meeting of the Board will be held on Monday, 28 April 2008 for the purpose of considering and approving, among other things, the unaudited results of the Bank and its subsidiaries for the first quarter ended 31 March 2008.

By Order of the Board
YEUNG Cheung Ying
Company Secretary

Hong Kong, 16 April 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

Report for the First Quarter ended 31 March 2008

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") is pleased to announce the unaudited results of the Bank and its subsidiaries (the "Group") for the first quarter ended 31 March 2008. This announcement is made by the Bank pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. BASIC INFORMATION

1.1 Key financial data and performance indicators

1.1.1 Key financial data and performance indicators for the Group prepared in accordance with International Financial Reporting Standards ("IFRS")

Unit: RMB million (unless otherwise stated)

Items	As at 31 March 2008	As at 31 December 2007	Change (%)
Total assets	**6,340,352**	5,991,217	5.83
Capital and reserves attributable to equity holders of the Bank	**439,891**	420,430	4.63
Net assets per share *(RMB)*	**1.73**	1.66	4.63

Unit: RMB million (unless otherwise stated)

Items	Three-month period ended 31 March 2008	Three-month period ended 31 March 2007	Change (%)
Net cash inflows/(outflows) from operating activities	**5,962**	(777)	N/M
Net cash inflows/(outflows) from operating activities per share* *(RMB)*	**0.023**	(0.003)	N/M

N/M = Not Meaningful

*: Net cash inflows/(outflows) from operating activities per share is calculated based on the Bank's total number of ordinary shares outstanding at the end of the reporting period.

Unit: RMB million (unless otherwise stated)

Items	**Three-month period ended 31 March 2008**	Three-month period ended 31 March 2007	**Change (%)**
Profit for the period attributable to equity holders of the Bank	**21,696**	11,718	85.15
Earnings per share for profit attributable to equity holders of the Bank *(basic, RMB)*	**0.09**	0.05	85.13
Earnings per share for profit attributable to equity holders of the Bank *(diluted, RMB)*	**0.09**	0.05	85.13
Return on average equity *(annualised, %)*	**20.17**	12.07	Increase 8.10 percentage points

1.1.2 Reconciliation between IFRS and CAS (Chinese Accounting Standards) financial information

Unit: RMB million

	Equity		**Profit for the period attributable to equity holders of the Bank**	
	As at 31 March 2008	As at 31 December 2007	**Three-month period ended 31 March 2008**	Three-month period ended 31 March 2007
CAS figures	**473,738**	454,993	**21,622**	12,147
Adjustments for accounting standard differences:				
– Reversal of asset revaluation surplus and corresponding depreciation/amortisation and others	**(5,680)**	(5,781)	**99**	144
– Deferred tax impact	**1,420**	1,445	**(25)**	(573)
Subtotal	**(4,260)**	(4,336)	**74**	(429)
IFRS figures	**469,478**	450,657	**21,696**	11,718

1.2 Number of shareholders and top ten shareholders

1.2.1 As at 31 March 2008, the Bank had a total of 1,799,794 shareholders, comprising 1,524,699 A-Share holders and 275,095 H-Share holders.

1.2.2 Top ten shareholders as at 31 March 2008

Unit: share

No.	Name of shareholder	Number of shares held	Number of shares subject to selling restriction	Proportion in total share capital	Type of shareholder	Type of share
1	Central SAFE Investments Limited	171,325,404,740	171,325,404,740	67.49%	State	A
2	HKSCC Nominees Limited	30,797,916,537	-	12.13%	Foreign legal person	H
3	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H-Share of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	20,942,736,236	20,942,736,236	8.25%	Foreign legal person	H
4	Fullerton Financial Holdings Pte Ltd. (Temasek Holdings (Private) Limited holds H-Share of the Bank through its wholly owned subsidiary, Fullerton Financial Holdings Pte Ltd.)	10,471,368,118	10,471,368,118	4.13%	Foreign legal person	H
5	National Council for Social Security Fund, PRC	8,377,341,329	8,377,341,329	3.30%	State	H
6	UBS AG	3,377,860,684	3,377,860,684	1.33%	Foreign legal person	H
7	Asian Development Bank	506,679,102	506,679,102	0.20%	Foreign legal person	H
8	The Bank of Tokyo-Mitsubishi UFJ Ltd.	473,052,000	-	0.19%	Foreign legal person	H
9	Wingreat International Limited	420,490,000	-	0.17%	Foreign legal person	H
10	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L – CT001Shanghai	129,742,900	-	0.05%	State-owned legal person	A

Notes:

1. The number of shares held by H-Share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank.

2. The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the aforesaid shareholders.

1.2.3 Top ten shareholders of shares not subject to selling restriction as at 31 March 2008

Unit: share

No.	Name of shareholder	Number of shares not subject to selling restriction	Type of share
1	HKSCC Nominees Limited	30,797,916,537	H
2	The Bank of Tokyo-Mitsubishi UFJ Ltd.	473,052,000	H
3	Wingreat International Limited	420,490,000	H
4	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L – CT001Shanghai	129,742,900	A
5	China Life Insurance (Group) Company – traditional- ordinary insurance products	97,402,000	A
6	China Huaneng Group	90,909,000	A
6	China Reinsurance (Group) Company – Group level - fund owned by the Group – 007G – ZY001Shanghai	90,909,000	A
6	China Southern Power Grid Co., Ltd.	90,909,000	A
6	Aluminum Corporation of China	90,909,000	A
6	Shenhua Group Corporation Limited	90,909,000	A
6	China National Aviation Holding Company	90,909,000	A

Note: China Life Insurance Company Limited is a subsidiary of China Life Insurance (Group) Company. Save for that, the Bank is not aware of any concerted action or connected relations among the aforesaid shareholders.

II. SUMMARY OF ANALYSIS ON OVERALL OPERATING ACTIVITIES IN THE FIRST QUARTER

During the first quarter of 2008, the Group has achieved steady growth in all business lines and continued to improve operating performance. In the first quarter of 2008, the profit attributable to equity holders of the Bank amounted to RMB21.696 billion, an increase of 85.15% compared with the same period of 2007. Earnings per share was RMB0.09, an increase of 85.13% compared with the same period of 2007. Annualised return on average total assets was 1.50%, annualised return on average equity was 20.17%, and the cost to income ratio was 41.49%.

The substantial improvement in profit after tax was mainly attributable to:

(a) an increase in net interest income driven by the steady growth of the average balance of interest-earning assets. In the first quarter of 2008, the Group earned a net interest income of RMB40.815 billion, an increase of 18.74% compared with the same period of 2007;

(b) a robust growth in net fee and commission income resulting from the rapid development of the Group's fee-based business. In the first quarter of 2008, the Group earned a net fee and commission income of RMB9.454 billion, an increase of 82.93% compared with the same period of 2007, in which, the net fee and commission income from the domestic operations increased 115.58%. These increases further enlarged the proportion of net fee and commission income in operating income;

(c) maintenance of credit cost at a relatively low level given the decrease in both identified impaired loans and the ratio of identified impaired loans to gross loans, representing a further improvement in asset quality. As at 31 March 2008, the identified impaired loans totalled RMB87.270 billion, a decrease of RMB3.047 billion compared with the prior year-end. The ratio of identified impaired loans to gross loans was 2.84%, a decrease of 0.33 percentage point compared with the prior year-end. The ratio of allowance for loan impairment losses to identified impaired loans was 112.08%, up 5.71 percentage points from the prior year-end; and

(d) a decrease in the effective tax rate mainly due to the newly enacted corporate income tax rate.

As at 31 March 2008, the total assets of the Group amounted to RMB6,340.352 billion, the total liabilities RMB5,870.874 billion, and the capital and reserves attributable to equity holders of the Bank RMB439.891 billion, an increase of 5.83%, 5.96% and 4.63%, respectively, compared with the prior year-end. Loans and advances to customers amounted to RMB3,078.168 billion, an increase of 7.98% compared with the prior year-end. Due to customers amounted to RMB4,655.306 billion, an increase of 5.80% compared with the prior year-end. Investment securities amounted to RMB1,706.718 billion, a decrease of 0.36% compared with the prior year-end.

As at 31 March 2008, the carrying value of the US subprime mortgage related debt securities was USD4.428 billion (or RMB31.082 billion), representing 1.82% of the investment securities of the Group, of which 60.26% was AAA rated, 28.92% AA rated and 4.90% A rated. The impairment allowance for these securities as at 31 March 2008 was USD1.498 billion (or RMB10.514 billion). In addition, the Group also recorded a fair value change of USD0.108 billion (or RMB0.758 billion) directly in the "Reserve for fair value changes of available for sale securities" under the equity, reflecting the decrease in the fair value of the US subprime ABS positions.

As at 31 March 2008, the carrying value of US Alt-A mortgage backed securities was USD2.213 billion (or RMB15.530 billion), representing 0.91% of the investment securities of the Group, 98.12% of which was AAA rated. The impairment allowance for these US Alt-A and other US mortgage backed securities as at 31 March 2008 was USD0.407 billion (or RMB2.857 billion).

The Group will continuously follow up the development of the US mortgage market, and assess the impairment on related debt securities in a prudent manner in accordance with accounting standards requirements.

III. SIGNIFICANT EVENTS

3.1 Significant changes in major financial statement items and indicators and the reasons thereof

√ Applicable ❑ Not Applicable

The Group's key financial items and indicators which fluctuated over 30% compared with those as at the end of 2007, or compared with those for the three-month period ended 31 March 2007 are as follows:

Unit: RMB million

Items	As at 31 March 2008	As at 31 December 2007	Change (%)	Main reasons
Derivative financial assets	**71,885**	45,839	56.82	Due to the fluctuation of exchange rates and increase in currency forward transactions, the derivative financial assets and liabilities increased simultaneously.
Due to central banks	**46,468**	90,485	(48.65)	Due to the decrease in placements from central banks.
Derivative financial liabilities	**50,159**	27,262	83.99	Due to the fluctuation of exchange rates and increase in currency forward transactions, the derivative financial liabilities and assets increased simultaneously.
Undistributed profits	**89,830**	68,480	31.18	Due to the increase in profit for the reporting period.
Reserve for fair value changes of available for sale securities	**(911)**	(1,506)	(39.51)	Due to the changes in fair value of available for sale securities affected by changes in financial markets.
Currency translation differences	**(10,050)**	(7,289)	37.88	Due to the fluctuation of exchange rates during the reporting period.
Treasury shares	**(12)**	(45)	(73.33)	A wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. The total number of treasury shares held by the subsidiary as at 31 March 2008 decreased compared with prior year-end.

Unit: RMB million

Items	**Three-month period ended 31 March 2008**	Three-month period ended 31 March 2007	Change (%)	Main reasons
Net fee and commission income	**9,454**	5,168	82.93	Due to the robust growth of fee-based business.
Net trading gains/(losses)	**737**	(735)	N/M	Due to the increase in net gains from foreign exchange and foreign exchange products.
Net (losses)/gains on investment securities	**(1,229)**	606	N/M	Due to the impairment losses on investment securities.
Other operating income	**5,404**	3,313	63.12	Due to the increase in insurance premium during the reporting period.
Operating expenses	**(22,897)**	(16,553)	38.33	Due to the rapid growth of the Group's business.
Income tax expense	**(7,034)**	(11,576)	(39.24)	Due to the newly enacted PRC Enterprise Income Tax Law in 2008.
Profit for the period	**23,067**	12,985	77.64	Due to the above-mentioned factors.
Profit for the period attributable to equity holders of the Bank	**21,696**	11,718	85.15	Due to the above-mentioned factors.

N/M = Not Meaningful

3.2 Development of significant events, related impact and resolution

❑ Applicable √ Not Applicable

3.3 Fulfillment of undertakings by the company, shareholders and controlling parties

√ Applicable ❑ Not Applicable

Based on the best knowledge of the Bank, undertakings by the Bank, its shareholders and controlling parties were fulfilled during the reporting period.

3.4 Warnings and explanations of any forecasted losses or significant changes to accumulated net profit from the beginning of the year to the end of the next reporting period

❑ Applicable √ Not Applicable

3.5 Investment securities

√ Applicable ❑ Not Applicable

Securities of other listed companies were held by the Bank and its subsidiaries during their regular business operation.

No.	Security code	Company name	Stock held at period end (unit: share)	Initial investment cost (unit: RMB)	Carrying value at period end (unit: RMB)	Carrying value at period beginning (unit: RMB)	Accounting classification
1	00023 HK	BANK OF E ASIA	77,495,170	3,594,836,155	2,722,328,214	3,728,785,885	Available for sale equity security
2	600591 CH	Shanghai Airlines Co., Ltd.	143,886,600	89,789,605	1,406,046,347	2,420,728,334	Available for sale equity security
3	MA	Mastercard Inc.	346,971	-	543,089,225	542,198,225	Trading equity security/ available for sale equity security
4	000527 CH	GD Midea Electric Appliances	13,443,286	326,660,270	426,134,920	481,194,714	Trading equity security
5	08002 HK	PHOENIX TV	412,000,000	351,516,909	412,456,908	616,827,448	Available for sale equity security
6	V	Visa Inc.	915,880	-	399,212,150	417,781,528	Available for sale equity security
7	000002 CH	China Vanke Co., Ltd.	11,928,857	140,955,194	305,462,741	334,736,457	Trading equity security
8	00005 HK	HSBC Holdings	1,672,400	197,720,603	191,244,179	217,700,406	Trading equity security/ available for sale equity security
9	600663 CH	Shanghai Lujiazui Fin &Trade Zone Dev	6,515,114	161,649,756	169,113,714	153,858,434	Trading equity security
10	600823 CH	Shanghai ShiMao Co., Ltd.	8,347,209	223,211,227	142,275,567	165,686,721	Trading equity security
Total				**5,086,339,719**	**6,717,363,965**	**9,079,498,152**	

Notes:

1. The table lists the top ten investment securities held by the Group in descending order based on the carrying value at the period end.

2. Investment securities listed in this table include stocks, warrants, convertible bonds of other listed companies and open-end fund or closed-end fund held by the Group classified under available for sale financial assets and trading financial assets in the Consolidated Balance Sheet as at 31 March 2008.

3. The Group was allocated certain shares of Mastercard Inc. and Visa Inc. in conjunction with their initial public offering arrangements. Initial investment consideration was nil.

IV. QUARTERLY REPORT

This announcement is simultaneously available on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and that of the Bank at www.boc.cn. The first quarter report prepared in accordance with CAS is also available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn.

By Order of the Board
YEUNG Cheung Ying
Company Secretary

Hong Kong, 28 April 2008

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

APPENDIX – FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH IFRS)

Consolidated Income Statement

Unit: RMB million

	Three-month period ended 31 March 2008 (unaudited)	Three-month period ended 31 March 2007 (unaudited)
Interest income	**70,091**	59,668
Interest expense	**(29,276)**	(25,295)
Net interest income	**40,815**	34,373
Fee and commission income	**10,279**	5,906
Fee and commission expense	**(825)**	(738)
Net fee and commission income	**9,454**	5,168
Net trading gains/(losses)	**737**	(735)
Net (losses)/gains on investment securities	**(1,229)**	606
Other operating income	**5,404**	3,313
Operating income	**55,181**	42,725
Operating expenses	**(22,897)**	(16,553)
Impairment losses on loans and advances	**(2,467)**	(1,920)
Operating profit	**29,817**	24,252
Share of results of associates and joint ventures	**284**	309
Profit before income tax	**30,101**	24,561
Income tax expense	**(7,034)**	(11,576)
Profit for the period	**23,067**	12,985
Attributable to:		
Equity holders of the Bank	**21,696**	11,718
Minority interest	**1,371**	1,267
	23,067	12,985
Earnings per share for profit attributable to equity holders of the Bank during the period *(RMB per ordinary share)*		
– Basic and diluted	**0.09**	0.05

Consolidated Balance Sheet

Unit: RMB million

	As at 31 March 2008 (unaudited)	As at 31 December 2007 (audited)
ASSETS		
Cash and due from banks	**50,801**	71,221
Balances with central banks	**882,529**	751,344
Placements with banks and other financial institutions	**371,941**	386,648
Government certificates of indebtedness for bank notes issued	**31,067**	32,478
Precious metals	**44,532**	44,412
Financial assets at fair value through profit or loss	**108,325**	124,665
Derivative financial assets	**71,885**	45,839
Loans and advances to customers, net	**2,980,358**	2,754,493
Investment securities		
– available for sale	**685,963**	682,995
– held to maturity	**412,641**	446,647
– loans and receivables	**499,789**	458,620
Investment in associates and joint ventures	**6,844**	6,779
Property and equipment	**83,451**	83,805
Investment property	**9,563**	9,986
Deferred income tax assets	**16,105**	17,647
Other assets	**84,558**	73,638
Total assets	**6,340,352**	5,991,217

Consolidated Balance Sheet *(continued)*

Unit: RMB million

	As at 31 March 2008 (unaudited)	As at 31 December 2007 (audited)
LIABILITIES		
Due to banks and other financial institutions	**385,709**	324,848
Due to central banks	**46,468**	90,485
Bank notes in circulation	**30,927**	32,605
Certificates of deposit and placements from banks and other financial institutions	**305,842**	248,482
Financial liabilities at fair value through profit or loss	**63,034**	86,655
Derivative financial liabilities	**50,159**	27,262
Due to customers	**4,655,306**	4,400,111
Bonds issued	**64,745**	64,391
Other borrowings	**50,213**	51,708
Current tax liabilities	**25,876**	21,045
Retirement benefit obligations	**7,014**	7,231
Deferred income tax liabilities	**2,414**	2,894
Other liabilities	**183,167**	182,843
Total liabilities	**5,870,874**	5,540,560
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	**253,839**	253,839
Capital reserve	**66,480**	66,592
Statutory reserves	**15,605**	15,448
General and regulatory reserves	**25,110**	24,911
Undistributed profits	**89,830**	68,480
Reserve for fair value changes of available for sale securities	**(911)**	(1,506)
Currency translation differences	**(10,050)**	(7,289)
Treasury shares	**(12)**	(45)
	439,891	420,430
Minority interest	**29,587**	30,227
Total equity	**469,478**	450,657
Total equity and liabilities	**6,340,352**	5,991,217

Xiao Gang
Director

Li Lihui
Director

Consolidated Cash flow Statement

Unit: RMB million

	Three-month period ended 31 March 2008 (unaudited)	Three-month period ended 31 March 2007 (unaudited)
Cash flows from operating activities		
Profit before income tax	**30,101**	24,561
Adjustments:		
Impairment losses on loans and advances	**2,467**	1,920
Impairment losses/(write back) on investment securities	**2,542**	(4)
Depreciation of property and equipment	**1,594**	1,390
Amortisation of intangible assets and other assets	**208**	301
Net gains on disposal of property and equipment, intangible assets and other long-term assets	**(90)**	(102)
Net gains on disposal of investments in subsidiaries, associates and joint ventures	**-**	(3)
Share of results of associates and joint ventures	**(284)**	(309)
Interest expense arising from bonds issued	**798**	720
Net changes in operating assets and liabilities:		
Net increase in balances with central banks	**(96,039)**	(44,431)
Net increase in due from banks and placements with banks and other financial institutions	**(20,338)**	(1,135)
Net increase in loans and advances to customers	**(229,614)**	(155,191)
Net decrease/(increase) in financial assets at fair value through profit or loss	**17,596**	(15,081)
Net decrease/(increase) in investment securities	**8,336**	(63,351)
Net (increase)/decrease in precious metals	**(120)**	1,945
Net (increase)/decrease in other assets	**(10,355)**	74
Net increase in due to banks and other financial Institutions	**60,861**	38,458
Net (decrease)/increase in due to central banks	**(44,017)**	1,825
Net increase in certificates of deposit and placements from banks and other financial institutions	**57,360**	13,067
Net increase in due to customers	**255,195**	210,122
Net decrease in other borrowings	**(1,495)**	(2,974)
Net decrease in other liabilities	**(27,291)**	(10,181)
Net cash inflows from operating activities	**7,415**	1,621
Income tax paid	**(1,453)**	(2,398)
Net cash inflows/(outflows) from operating activities	**5,962**	(777)

Consolidated Cash Flow Statement *(continued)*

Unit: RMB million

	Three-month period ended 31 March 2008 (unaudited)	Three-month period ended 31 March 2007 (unaudited)
Cash flows from investing activities		
Proceeds from disposal of property and equipment, intangible assets and other long-term assets	**753**	2,271
Proceeds from disposal of investments in subsidiaries, associates and joint ventures	**–**	48
Dividends received	**91**	25
Purchase of property and equipment, intangible assets and other long-term assets	**(3,723)**	(2,464)
Payment for increase of investments in subsidiaries, associates and joint ventures	**–**	(57)
Acquisition of a subsidiary, net of cash acquired	**(78)**	–
Net cash outflows from investing activities	**(2,957)**	(177)
Cash flows from financing activities		
Cash received from issuance of bonds	**360**	–
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options	**8**	3
Proceeds from minority equity holders of subsidiaries	**29**	8
Net sale of treasury shares	**33**	117
Cash payments for interest on bonds issued	**(1,428)**	(1,464)
Dividend payments to minority equity holders	**(224)**	(209)
Net cash outflows from financing activities	**(1,222)**	(1,545)
Effect of exchange rate changes on cash and cash equivalents	**(12,138)**	(3,934)
Net decrease in cash and cash equivalents	**(10,355)**	(6,433)
Cash and cash equivalents as at 1 January	**528,937**	519,944
Cash and cash equivalents as at 31 March	**518,582**	513,511

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號: 3988)

Dear H-Share Holders,
敬啟者：

2007 Annual Report
2007 年年度報告

The 2007 Annual Report of Bank of China Limited (the "Bank") has been prepared in English and Chinese. A copy prepared in the language different from that you have received is available upon request. To request such copy, please complete the request form below and send it to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The 2007 Annual Report is also available (in English and Chinese) for viewing on the website of the Bank at www.boc.cn and on the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

中國銀行股份有限公司(「本公司」)2007年年度報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的H股股份過戶登記處香港中央證券登記有限公司。 閣下亦可在本公司網址www.boc.cn及香港交易及結算所有限公司網址www.hkexnews.hk閱覽2007年年度報告(英文及中文版)。

If you have any queries about how to obtain copy of the 2007 Annual Report or how to access the document on the Bank's website, please call the Bank's hotline at (852) 2862 8633.

倘 閣下對於如何索取2007年年度報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2862 8633。

中國銀行股份有限公司
Bank of China Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the 2007 Annual Report or if you have received the said document in the language you want.

倘 閣下已收到2007年年度報告的中、英文兩種版本或 閣下收到的2007年年度報告版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the 2007 Annual Report but I would like to receive its English version now.
本人已收到2007年年度報告的中文版，但現在希望收取其英文版。

OR(Note (1)) 或(注意(1))

☐ I have already received the English version of the 2007 Annual Report but I would like to receive its Chinese version now.
本人已收到2007年年度報告的英文版，但現在希望收取其中文版。

Name (姓名) ____________ Signature (簽名) ____________ Date (日期) ____________

Address (地址) ________________________________

Contact telephone number (聯絡電話號碼) ________________________________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Bank's H-Share Registrar by using the aerogram overleaf.

注意： 閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的H股股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6932**

Computershare Hong Kong Investor Services Limited
Attention: Bank of China Limited
Rooms 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

File No. 82-35030 A5

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)
(Stock Code 股份代號: 3988)

To: Those H-Share Holders who have chosen to rely on corporate communication of Bank of China Limited (the "Bank") posted on its website in lieu of printed copies of documents and to receive by post a printed copy of the notification of publication of documents on the Bank's website:

Dear Sir or Madam,

2007 Annual Report

The 2007 Annual Report of the Bank is now available (in English and Chinese) on the website of the Bank at www.boc.cn. You may access "2007 Annual Report – H Share" by clicking "Financial Reports" under "Investor Relations" on the home page of the Bank's website.

If you have any difficulty in receiving or gaining access to the 2007 Annual Report posted on the Bank's website for any reason, we will promptly upon receiving your notice send the printed form of the 2007 Annual Report to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Bank in printed form by giving reasonable notice to the Bank. The aforesaid notice should be sent to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries about how to obtain copy of the 2007 Annual Report or how to access the document on the Bank's website, please call the Bank's hotline at (852) 2862 8633.

For and on behalf of
Bank of China Limited

致： 選擇了依賴在中國銀行股份有限公司(「本公司」)網址上刊載的公司通訊文件以代替該等文件的印刷本，並以郵遞方式收取有關該等文件已在本公司網址上發表的通告的H股股東：

敬啟者：

2007年年度報告

閣下現在可在本公司網址www.boc.cn閱覽2007年年度報告(英文及中文版)。如要閱覽該文件，請在本公司網址首頁按「投資者關係」項下的「財務報告」，即可下載瀏覽「2007年年度報告－H股」有關內容。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的2007年年度報告上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送2007年年度報告的印刷本。此外， 閣下亦可隨時給予本公司合理通知，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司H股股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。

倘 閣下對於如何索取2007年年度報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2862 8633。

中國銀行股份有限公司 謹啟

File No. 82-35030

中国银行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

PROXY FORM

For the Annual General Meeting of Bank of China Limited
to be held on 19 June 2008 and at any adjournment thereof

I/We (Note 1) ____________________ of (Note 2) ____________________
____________________ being the registered holder(s) of (Note 3) ____________________
A-Shares/H-Shares (Note 3) of RMB1.00 each in the capital of Bank of China Limited (the "Bank"), hereby appoint the Chairman of the meeting (Notes 4 and 5) or ____________________ of ____________________
____________________ and/or ____________________ of ____________________
to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Bank.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Annual General Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution. (Note 6)

Ordinary Resolutions		For	Against	Abstain
1.	To consider and approve the 2007 Annual Report of the Bank.			
2.	To consider and approve the 2007 Working Report of the Board of Directors of the Bank.			
3.	To consider and approve the 2007 Working Report of the Board of Supervisors of the Bank.			
4.	To consider and approve the 2007 Annual Financial Statements of the Bank.			
5.	To consider and approve the 2008 Annual Budget of the Bank.			
6.	To consider and approve the 2007 Profit Distribution Plan of the Bank.			
7.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the external auditors of the Bank and their audit fees for 2008.			
8.	To consider and approve the re-election of Sir Frederick Anderson GOODWIN as a Non-executive Director of the Bank.			
9.	To consider and approve the 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors of the Bank.			
9.1	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. XIAO Gang, the Chairman of the Board of Directors of the Bank.			
9.2	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LI Lihui, the Vice-chairman of the Board of Directors and the President of the Bank.			
9.3	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LI Zaohang, the Executive Director and the Executive Vice-president of the Bank.			
9.4	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. HUA Qingshan.			
9.5	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LIU Ziqiang, the Chairman of the Board of Supervisors of the Bank.			
9.6	To consider and approve the 2007 Performance Appraisal and Bonus Plan for full-time Supervisors of the Bank assigned by shareholders.			

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

代表委任表格

適用於將於2008年6月19日舉行的中國銀行股份有限公司股東週年大會及其任何續會

本人／吾等(附註1) ____________________ 地址為(附註2) ____________________

____________________ 為中國銀行股份有限公司(「本公司」)股本中每股面值1.00元人民幣的

A股／H股(附註3) ____________________ 股(附註3)的登記持有人，茲委任大會主席(附註4和附註5)或____________________

地址為 ____________________ 及／或

____________________ 地址為 ____________________

為本人／吾等的代表，代表本人／吾等出席本公司訂於2008年6月19日(星期四)下午3時正假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人／吾等投票及行使法律、法規及本公司章程賦予代表的一切權利。

本人／吾等希望本人／吾等的代表按以下指示就將於股東週年大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「✓」號，以顯示 閣下的投票意向。(附註6)

普通決議案	贊成	反對	棄權
1. 審議批准本公司2007年年度報告。			
2. 審議批准本公司2007年度董事會工作報告。			
3. 審議批准本公司2007年度監事會工作報告。			
4. 審議批准本公司2007年度財務決算方案。			
5. 審議批准本公司2008年度財務預算方案。			
6. 審議批准本公司2007年度利潤分配方案。			
7. 審議批准繼續聘任普華永道中天會計師事務所和羅兵咸永道會計師事務所為本公司2008年外部審計師及其審計費用的議案。			
8. 審議批准重新選舉Frederick Anderson GOODWIN爵士為本公司非執行董事的議案。			
9. 審議批准本公司2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案。			
9.1 審議批准本公司肖鋼董事長2007年度績效考核獎金分配方案。			
9.2 審議批准本公司李禮輝副董事長兼行長2007年度績效考核獎金分配方案。			
9.3 審議批准本公司李早航執行董事、副行長2007年度績效考核獎金分配方案。			
9.4 審議批准華慶山先生2007年度績效考核獎金分配方案。			
9.5 審議批准本公司劉自強監事長2007年度績效考核獎金分配方案。			
9.6 審議批准本公司股東代表監事2007年度績效考核獎金分配方案。			

File No. 82-35030 H7

中国银行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

PROXY FORM

For the Annual General Meeting of Bank of China Limited
to be held on 19 June 2008 and at any adjournment thereof

I/We (Note 1) ________________________ of (Note 2) ________________________

________________________ being the registered holder(s) of (Note 3) ________________________

A-Shares/H-Shares (Note 3) of RMB1.00 each in the capital of Bank of China Limited (the "Bank"), hereby appoint the Chairman of the meeting (Notes 4 and 5) or ________________________ of ________________________

________________________ and/or ________________________ of ________________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Bank.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Annual General Meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution. (Note 6)

Ordinary Resolutions		For	Against	Abstain
1.	To consider and approve the 2007 Annual Report of the Bank.			
2.	To consider and approve the 2007 Working Report of the Board of Directors of the Bank.			
3.	To consider and approve the 2007 Working Report of the Board of Supervisors of the Bank.			
4.	To consider and approve the 2007 Annual Financial Statements of the Bank.			
5.	To consider and approve the 2008 Annual Budget of the Bank.			
6.	To consider and approve the 2007 Profit Distribution Plan of the Bank.			
7.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the external auditors of the Bank and their audit fees for 2008.			
8.	To consider and approve the re-election of Sir Frederick Anderson GOODWIN as a Non-executive Director of the Bank.			
9.	To consider and approve the 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors of the Bank.			
9.1	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. XIAO Gang, the Chairman of the Board of Directors of the Bank.			
9.2	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LI Lihui, the Vice-chairman of the Board of Directors and the President of the Bank.			
9.3	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LI Zaohang, the Executive Director and the Executive Vice-president of the Bank.			
9.4	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. HUA Qingshan.			
9.5	To consider and approve the 2007 Performance Appraisal and Bonus Plan for Mr. LIU Ziqiang, the Chairman of the Board of Supervisors of the Bank.			
9.6	To consider and approve the 2007 Performance Appraisal and Bonus Plan for full-time Supervisors of the Bank assigned by shareholders.			

Ordinary Resolutions	For	Against	Abstain
10. To consider and approve the Remuneration Adjustment Scheme for the Non-executive Directors of the Bank.			
11. To consider and approve the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps.*			
12. To consider the Duty Report of Independent Directors of the Bank.**			
Special Resolution			
13. To consider and approve the resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB7 billion and the authorization of the Board of Directors to finalize and deal with all related matters.***			

* *Details of the Continuing Connected Transactions and the Annual Caps are set out in the circular despatched to shareholders on 22 February 2008.*

** *This is submitted to shareholders for consideration but not for approval. The Duty Report of Independent Directors is set out in Appendix III of the circular despatched to shareholders on 30 April 2008 for shareholders' information.*

*** *The full text of the Resolution is set out in the Notice of Annual General Meeting which is included in the circular despatched to shareholders on 30 April 2008.*

Signature: ______________________ (Note 7)   Date: ______________________ 2008

NOTES:

1. Please insert full name(s) in **BLOCK CAPITALS**.
2. Please insert full address(es) in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Bank registered in your name(s). Please cross out the type of shares (A-Shares or H-Shares) to which this proxy form does not relate.
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Bank, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name(s) and address(es) of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED "ABSTAIN".** If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.**
8. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed and deposited at the Bank's Board Secretariat (for A-Share Holders) or the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for H-Share Holders), **at least 24 hours before the meeting or adjourned meeting.** The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. The effective period of appointment of your proxy appointed under this proxy form shall cease upon conclusion of the Annual General Meeting or any adjourned meeting.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

普通決議案	贊成	反對	棄權
10. 審議批准本公司非執行董事薪酬調整方案。			
11. 審議批准本公司與中銀香港集團持續關連交易及年度限額的議案。*			
12. 審議本公司獨立董事述職報告。**			
特別決議案			
13. 審議批准本公司在香港發行不超過70億元人民幣債券並授權董事會決定相關事項的議案。***			

* *持續關連交易及年度限額的詳情載於2008年2月22日向股東寄發的通函內。*

** *此項議題僅供股東審議，但並無需股東作出決議。獨立董事述職報告載於2008年4月30日向股東寄發的通函內的附錄三供股東參閱。*

*** *決議案全文載於2008年4月30日向股東寄發的通函內的股東週年大會通告。*

簽名：________________ *(附註7)* 日期：2008年 ________ 月 ________ 日

附註：

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以 閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以 閣下名義登記的本公司股份有關。請刪去不適用之股份類別(A股或H股)。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或數位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表 閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。如未有填上姓名，則大會主席將出任 閣下的代表。任何改動必須由簽署人簡簽示可。
6. **注意： 閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號。 閣下如欲投票反對決議案，請在「反對」欄內填上「✓」號。 閣下如欲放棄投票，請在「棄權」欄內填上「✓」號。**如 閣下並無在代表委任表格上作出具體投票指示，獲委任為 閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由 閣下或 閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 本代表委任表格，連同簽署人之授權書或其他授權文件(如有者)或經由公証人簽署証明之該等授權書或授權文件之副本，須於大會或其續會舉行時間24小時前填妥並交回本公司董事會秘書部(如為A股股東)或本公司H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)，方為有效。本公司董事會秘書部地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵政編號：100818。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。 閣下根據本代表委任表格委任的代表，其委任期限至股東週年大會或其任何續會結束終止。
9. 填妥及交回本代表委任表格並不影響 閣下出席大會並於會上投票的權利。

中國銀行 BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

代表委任表格

適用於將於2008年6月19日舉行的中國銀行股份有限公司股東週年大會及其任何續會

本人／吾等(附註1) ______ 地址為(附註2) ______

______ 為中國銀行股份有限公司(「本公司」)股本中每股面值1.00元人民幣的

A股／H股(附註3) ______ 股(附註3)的登記持有人，茲委任大會主席(附註4和附註5)或 ______

地址為 ______ 及／或

______ 地址為 ______

為本人／吾等的代表，代表本人／吾等出席本公司訂於2008年6月19日(星期四)下午3時正假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人／吾等投票及行使法律、法規及本公司章程賦予代表的一切權利。

本人／吾等希望本人／吾等的代表按以下指示就將於股東週年大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「✓」號，以顯示 閣下的投票意向。(附註6)

普通決議案	贊成	反對	棄權
1. 審議批准本公司2007年年度報告。			
2. 審議批准本公司2007年度董事會工作報告。			
3. 審議批准本公司2007年度監事會工作報告。			
4. 審議批准本公司2007年度財務決算方案。			
5. 審議批准本公司2008年度財務預算方案。			
6. 審議批准本公司2007年度利潤分配方案。			
7. 審議批准繼續聘任普華永道中天會計師事務所和羅兵咸永道會計師事務所為本公司2008年外部審計師及其審計費用的議案。			
8. 審議批准重新選舉Frederick Anderson GOODWIN爵士為本公司非執行董事的議案。			
9. 審議批准本公司2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案。			
9.1 審議批准本公司肖鋼董事長2007年度績效考核獎金分配方案。			
9.2 審議批准本公司李禮輝副董事長兼行長2007年度績效考核獎金分配方案。			
9.3 審議批准本公司李早航執行董事、副行長2007年度績效考核獎金分配方案。			
9.4 審議批准華慶山先生2007年度績效考核獎金分配方案。			
9.5 審議批准本公司劉自強監事長2007年度績效考核獎金分配方案。			
9.6 審議批准本公司股東代表監事2007年度績效考核獎金分配方案。			

File No. 82-35030

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

Reply Slip for Annual General Meeting

To: Bank of China Limited (the "Bank")

I/We *(Note 1)* ______________________________

of *(Note 2)* ______________________________

being the registered holder(s) of *(Note 3)* ______________________ A-Shares/H-Shares *(Note 3)* of RMB1.00 each in the share capital of the Bank, hereby inform the Bank that I/we intend to attend or appoint a proxy to attend on my/our behalf the Annual General Meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008.

Signature: ______________________ Date: ______________________ 2008

NOTES:

1. Please insert full name(s) of the shareholder(s) as registered in the register of members of the Bank in **BLOCK CAPITALS**.
2. Please insert full address(es) of the shareholder(s) as registered in the register of members of the Bank in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s). Please cross out the type of shares that is inapplicable (A-Shares or H-Shares).
4. The completed and signed reply slip should be delivered to the Bank's Board Secretariat (for A-Share Holders) or the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (for H-Share Holders), by hand, by post or by fax **before Friday, 30 May 2008**. The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 2756, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (Telephone: (852) 2862 8633).
5. If shareholders intend to express their opinion at the Annual General Meeting, please set out your opinion and main point (together with approximate time required) in the following box. Please note that in view of time constraint, priority will be given to those shareholders who have registered their intention with the Bank to express their opinion at the meeting. However, the Bank cannot guarantee that all shareholders who have indicated their intention to express their opinion in this reply slip can do so at the meeting.

My opinion and main point are as follows:

中國銀行

BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：3988)

股東週年大會回執

致：中國銀行股份有限公司(「本公司」)

本人／吾等[附註1] ____。

地址為[附註2] ____。

為本公司股本中每股面值1.00元人民幣之A股／H股[附註3] ______________________________ 股[附註3]
之登記持有人，茲通告本公司，本人／吾等擬出席或委派代表以本人／吾等名義出席本公司於2008年6月19日(星期四)假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會。

簽署：______________________　　　　日期：2008年 __________ 月 __________ 日

附註：

1. 請用**正楷**填上登記在本公司股東名冊上之股東全名。
2. 請用**正楷**填上登記在本公司股東名冊上之股東地址。
3. 請填上以　閣下名義登記的股份數目，並請刪去不適用之股份類別(A股或H股)。
4. 請將此回執在填妥及簽署後於**2008年5月30日(星期五)以前**以專人遞送、郵遞或傳真方式送達本公司董事會秘書部(如為A股股東)或H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大廈，郵政編號：100818(電話：(8610) 6659 4567或(8610) 6659 2756，傳真：(8610) 6659 4579)。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室(電話：(852) 2862 8633)。
5. 如股東擬在股東週年大會上發言，請於下列空格內表明您的發言意向和要點，並簡單註明所需時間。請注意，因大會時間有限，股東發言須本公司按登記統籌安排，本公司不能保證在本回執上表明發言意向和要點的股東均能在大會上發言。

發言意向和要點：

A9

File No. 82-35030

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Bank of China Limited (the "Bank") will be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. (registration will begin at 2:00 p.m.) for the purpose of considering the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2007 Annual Report of the Bank.

2. To consider and approve the 2007 Working Report of the Board of Directors of the Bank.

3. To consider and approve the 2007 Working Report of the Board of Supervisors of the Bank.

4. To consider and approve the 2007 Annual Financial Statements of the Bank.

5. To consider and approve the 2008 Annual Budget of the Bank.

6. To consider and approve the 2007 Profit Distribution Plan of the Bank.

7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the external auditors of the Bank and their audit fees for 2008.

8. To consider and approve the re-election of Sir Frederick Anderson GOODWIN as a Non-executive Director of the Bank.

9. To consider and approve the 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors of the Bank.

10. To consider and approve the Remuneration Adjustment Scheme for the Non-executive Directors of the Bank.

11. To consider and approve the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps. [Note 2]

12. To consider the Duty Report of Independent Directors of the Bank. [Note 3]

SPECIAL RESOLUTION

13. To consider and approve the resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB7 billion and the authorization of the Board of Directors to finalize and deal with all related matters.

"It is proposed to approve the Bank to issue bonds denominated in Renminbi on the following principal terms and authorise the Board of Directors to finalize the terms of such issues including the timing of the issue, the issue size, the term and the interest rate, as well as the execution of all related documentations.

(a) Issue size

Taking into account the total amount of Renminbi-denominated deposit in Hong Kong and the development of Hong Kong bond market, the issue size will not exceed RMB7 billion.

(b) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(c) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate on the Chinese mainland and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bonds and prevailing market conditions."

By Order of the Board
YEUNG Cheung Ying
Company Secretary

30 April 2008

Notes:

1. Details of the above resolutions are set out in Appendix I of the circular which will be despatched to the H-Share Holders of the Bank on the same day of this Notice (the "AGM Circular"). The 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors, and the Duty Report of the Independent Directors are set out in Appendices II and III of the AGM Circular respectively. The AGM Circular can also be viewed and downloaded from the Bank's website at www.boc.cn or the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

2. Details of the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps are set out in the circular despatched to the H-Share Holders of the Bank on 22 February 2008. That circular can also be viewed and downloaded from the Bank's website at www.boc.cn or the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

3. Pursuant to the requirements under the Rules of Shareholders' Meeting of Listed Companies of the China Securities Regulatory Commission, independent directors shall issue a duty report at the annual general meeting. Such report will be submitted to shareholders for consideration but not for shareholders' approval. The Duty Report of Independent Directors of the Bank is set out in Appendix III of the AGM Circular for shareholders' information.

4. **The Board of Directors of the Bank has recommended a final dividend of RMB0.10 per share for the year ended 31 December 2007** and, if such dividend is declared by the shareholders passing Resolution No. 6, **it is expected to be paid on or about Tuesday, 8 July 2008 to those shareholders whose names appear on the Register of Members of the Bank on Thursday, 26 June 2008. The Register of Members will be closed from Saturday, 21 June 2008 to Thursday, 26 June 2008 (both days inclusive).** In order to be entitled to the dividend, H-Share Holders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Friday, 20 June 2008.

5. According to article 96 of the Bank's Articles of Association, resolutions at a shareholders' meeting shall be decided by show of hands unless requested by the listing rules of the place where the Bank's shares are listed or a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

   By virtue of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the votes for approving the resolutions in respect of the Continuing Connected Transactions are required to be taken by way of a poll. Meanwhile, as a good corporate governance practice, the Chairman of the Annual General Meeting has indicated that he would direct that each of the other resolutions set out in this Notice be voted on by poll.

6. Any shareholder entitled to attend and vote at the Annual General Meeting convened by this Notice is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a shareholder of the Bank.

7. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be completed and deposited at the Bank's Board Secretariat (for A-Share Holders) or the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for H-Share Holders), at least 24 hours before the Annual General Meeting or any adjourned meeting thereof. The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Completion and return of a proxy form will not preclude a shareholder from attending in person and voting at the Annual General Meeting or any adjournment thereof should he/she so wish.

8. **The H-Share Register of Members of the Bank will be closed, for the purpose of determining shareholders' entitlement to attend the Annual General Meeting, from Tuesday, 20 May 2008 to Thursday, 19 June 2008 (both days inclusive)**, during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, 19 May 2008. **A-Share Holders whose names appear on the Register of Members** maintained by the Shanghai branch of China Securities Depository and Clearing Corporation Limited and **H-Share Holders whose names appear on the Register of Members** maintained by Computershare Hong Kong Investor Services Limited **as at the close of market on Wednesday, 11 June 2008, will be eligible to attend the Annual General Meeting.**

9. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.

10. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for the Annual General Meeting to the Board Secretariat of the Bank (for A-Share Holders) or the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (for H-Share Holders), by hand, by post or by fax before Friday, 30 May 2008. The address of the Bank's Board Secretariat is Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 2756, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (Telephone: (852) 2862 8633).

11. The Annual General Meeting is expected to last for about half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses. Shareholders or their proxies shall produce their identity documents.

As at the date of this notice, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHOU Zaiqun, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*

\# *Independent Non-executive Directors*

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/05/2008	17:41:06	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	05/05/2008	17:41:04	Approved By 審批者	03988P05
Submission No. 呈交編號	EBIS-080430-00131		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Y.W. Pak			
Contact No. 聯絡電話	2846 2703			

For the month ended : 30/04/2008
截至月份：

Name of Issuer 公司名稱	LM03988	Bank of China Limited
Representative Code/Name 代表代號／姓名		

File No. 82-35030

Contact Person 聯絡人	Y.W. Pak		
Contact Telephone No. 聯絡電話	2846 2703	Date submitted 呈交日期	05/05/2008

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

✔ Ordinary shares 普通股　　Preference shares 優先股
☐ Equity Warrants 股本權證　　Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988　　Description : H shares
(1) 股份代號：　　說明：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB 1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			

	No. of Shares		Par Value	Authorised Share Capital
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month				

	No. of Shares	Par Value	Authorised Share Capital
本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 ：

Description :
說明 ：

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A部 Section B B部 Section C C部 Section D D部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	No. of ordinary shares 普通股數目 (2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				

本月增加／（減少）				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A部 Section B B部 Section C C部 Section D D部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額	HKD			

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1.	( )	HKD				(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2)

Stock Code
股份代號

Subscription Price
認購價 HKD

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. HKD

( )
Stock Code
股份代號

Subscription Price
認購價 HKD

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				(o) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom

由此而產生的新股數目

1. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2)

				◯ Preference 優先股 ◯ Other Class 其他類別
5.	**Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
6.	**Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
7.	**Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 ：（日／月／年）	◉ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
8.	**Other** 其他	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ：	◉ Ordinary (1) 普通股 (1)

Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

(日／月／年)

(Please specify)
(請註明)

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Yeung Cheung Ying

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No. 82-35030

A6

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Bank of China Limited (中國銀行股份有限公司)**, you should at once hand this circular and the accompanying proxy form, reply slip for the Annual General Meeting and, if applicable, the 2007 Annual Report to the purchaser or transferee or to the bank or licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

Annual General Meeting

A notice convening the Annual General Meeting of Bank of China Limited to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. (registration will begin at 2:00 p.m.) is set out in pages 6 to 8 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of the Annual General Meeting and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon. For H-Share Holders, the proxy form should be returned to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, and for A-Share Holders, the proxy form should be returned to the Bank's Board Secretariat in person or by post as soon as possible but in any event not less than 24 hours before the time stipulated for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for H-Share Holders) or to the Bank's Board Secretariat (for A-Share Holders) before Friday, 30 May 2008.

30 April 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"A-Shares"	domestic shares of RMB1.00 each in the share capital of the Bank which are listed on the Shanghai Stock Exchange (stock code: 601988)
"A-Share Holder(s)"	holder(s) of A-Shares
"AGM" or "Annual General Meeting"	the annual general meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the PRC and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. (registration will begin at 2:00 p.m.)
"Annual Caps"	the proposed annual caps for the three financial years ending 31 December 2010 in respect of the Continuing Connected Transactions
"Bank"	Bank of China Limited (中國銀行股份有限公司), a joint stock limited company incorporated in the PRC and the H-Shares and A-Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively
"Board" or "Board of Directors"	the board of Directors of the Bank
"BOCHK Group"	BOC Hong Kong (Holdings) Limited and its subsidiaries
"PRC Company Law"	the Company Law of the People's Republic of China (as amended from time to time)
"Continuing Connected Transactions"	the Investment Connected Transactions and the Inter-bank Connected Transactions
"Director(s)"	the director(s) of the Bank
"Group"	the Bank and its subsidiaries
"H-Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Bank which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars (stock code: 3988)
"H-Share Holder(s)"	holder(s) of H-Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Independent Non-executive Director(s)" or "Independent Director(s)"	the independent non-executive Director(s) of the Bank
"Inter-bank Connected Transactions"	the continuing connected transactions as set out in the section headed "Particulars of the Continuing Connected Transactions – Inter-bank Connected Transactions" contained in the letter from the Board of the circular of the Bank dated 22 February 2008
"Investment Connected Transactions"	the continuing connected transactions as set out in the section headed "Particulars of the Continuing Connected Transactions – Investment Connected Transactions" contained in the letter from the Board of the circular of the Bank dated 22 February 2008
"PRC"	the People's Republic of China which, for the purpose of this circular only, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

Board of Directors:
Mr. XIAO Gang *(Chairman)*
Mr. LI Lihui *(Vice-chairman and President)*
Mr. LI Zaohang
Mr. ZHOU Zaiqun
* Mr. ZHANG Jinghua
* Mdm. HONG Zhihua
* Mdm. HUANG Haibo
* Mr. CAI Haoyi
* Mr. WANG Gang
* Mr. LIN Yongze
* Sir Frederick Anderson GOODWIN
* Mr. SEAH Lim Huat Peter
** Mr. Anthony Francis NEOH
** Mr. Alberto TOGNI
** Mr. HUANG Shizhong
** Mdm. HUANG Danhan

* *Non-executive Directors*
** *Independent Non-executive Directors*

Registered Office:
No. 1 Fuxingmen Nei Dajie
Xicheng District
Beijing 100818
PRC

Place of Business in Hong Kong:
8th Floor
Bank of China Tower
1 Garden Road
Hong Kong

30 April 2008

Dear H-Share Holders,

1. INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the PRC and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

2. BUSINESS TO BE CONSIDERED AT THE AGM

The items of business to be considered at the AGM are described in detail in the notice of the AGM set out in pages 6 to 8 of this circular. At the AGM, ordinary resolutions will be proposed to approve the (i) 2007 Annual Report; (ii) 2007 Working Reports of the Board of Directors and the Board of Supervisors; (iii) 2007 Annual Financial Statements; (iv) 2008 Annual Budget; (v) 2007 Profit Distribution Plan; (vi) re-appointment of external auditors and their audit fees; (vii) re-election of Sir Frederick Anderson GOODWIN as a Non-executive Director; (viii) 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors; (ix) Remuneration Adjustment Scheme for the Non-executive Directors; (x) the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps; and a special resolution will be proposed to consider and approve the Bank's proposal regarding the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB7 billion.

In order to enable you to have a better understanding on the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided in this circular background information to the resolutions to be proposed at the AGM (see Appendix I), 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors (see Appendix II), and the Duty Report of the Independent Directors (see Appendix III).

3. **THE AGM**

The proxy form and the reply slip of the AGM are also enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For H-Share Holders, the proxy form should be returned to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, and for A-Share Holders, the proxy form should be returned to the Bank's Board Secretariat in person or by post as soon as possible but in any event not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for H-Share Holders) or to the Bank's Board Secretariat (for A-Share Holders) before Friday, 30 May 2008.

The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 2756, Fax: (8610) 6659 4579). The Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (Telephone: (852) 2862 8633).

4. **VOTING BY POLL**

According to article 96 of the Bank's Articles of Association, resolutions at a shareholders' general meeting shall be decided by show of hands unless requested by the listing rules of the place where the Bank's shares are listed or a poll is demanded before or after any vote on a show of hands. A poll may be demanded by:

(i) the Chairman of the meeting; or

(ii) at least two shareholders entitled to vote, present in person or by proxy; or

(iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

By virtue of the Hong Kong Listing Rules, the votes for approving the resolutions in respect of the Continuing Connected Transactions are required to be taken by way of a poll. Meanwhile, as a good corporate governance practice, the Chairman of the AGM has indicated that he would direct that each of the other resolutions set out in the notice of the AGM be voted on by poll. Results of the poll voting will be published on the Bank's website at www.boc.cn and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk after the AGM.

5. **RECOMMENDATION**

The Directors (including the Independent Non-executive Directors) consider that the Continuing Connected Transactions and the Annual Caps have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable and are in the interests of the Bank and its shareholders as a whole. The Board also considers that all the other resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Bank and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions.

Yours faithfully,
By order of the Board
Bank of China Limited
XIAO Gang
Chairman

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Bank of China Limited (the "Bank") will be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China and at Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong on Thursday, 19 June 2008 at 3:00 p.m. (registration will begin at 2:00 p.m.) for the purpose of considering the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2007 Annual Report of the Bank.

2. To consider and approve the 2007 Working Report of the Board of Directors of the Bank.

3. To consider and approve the 2007 Working Report of the Board of Supervisors of the Bank.

4. To consider and approve the 2007 Annual Financial Statements of the Bank.

5. To consider and approve the 2008 Annual Budget of the Bank.

6. To consider and approve the 2007 Profit Distribution Plan of the Bank.

7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the external auditors of the Bank and their audit fees for 2008.

8. To consider and approve the re-election of Sir Frederick Anderson GOODWIN as a Non-executive Director of the Bank.

9. To consider and approve the 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors of the Bank.

10. To consider and approve the Remuneration Adjustment Scheme for the Non-executive Directors of the Bank.

11. To consider and approve the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps. [Note 2]

12. To consider the Duty Report of Independent Directors of the Bank. [Note 3]

SPECIAL RESOLUTION

13. To consider and approve the resolution in relation to the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB7 billion and the authorization of the Board of Directors to finalize and deal with all related matters.

"It is proposed to approve the Bank to issue bonds denominated in Renminbi on the following principal terms and authorise the Board of Directors to finalize the terms of such issues including the timing of the issue, the issue size, the term and the interest rate, as well as the execution of all related documentations.

(a) Issue size

Taking into account the total amount of Renminbi-denominated deposit in Hong Kong and the development of Hong Kong bond market, the issue size will not exceed RMB7 billion.

(b) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(c) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate on the Chinese mainland and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bonds and prevailing market conditions."

By Order of the Board
YEUNG Cheung Ying
Company Secretary

30 April 2008

Notes:

1. Details of the above resolutions are set out in Appendix I of this circular. The 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors, and the Duty Report of the Independent Directors are set out in Appendices II and III of this circular respectively.

2. Details of the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps are set out in the circular despatched to the H-Share Holders of the Bank on 22 February 2008. That circular can also be viewed and downloaded from the Bank's website at www.boc.cn or the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

3. Pursuant to the requirements under the Rules of Shareholders' Meeting of Listed Companies of the China Securities Regulatory Commission, independent directors shall issue a duty report at the annual general meeting. Such report will be submitted to shareholders for consideration but not for shareholders' approval. The Duty Report of Independent Directors of the Bank is set out in Appendix III of this circular for shareholders' information.

4. **The Board of Directors of the Bank has recommended a final dividend of RMB0.10 per share for the year ended 31 December 2007** and, if such dividend is declared by the shareholders passing Resolution No. 6, **it is expected to be paid on or about Tuesday, 8 July 2008 to those shareholders whose names appear on the Register of Members of the Bank on Thursday, 26 June 2008. The Register of Members will be closed from Saturday, 21 June 2008 to Thursday, 26 June 2008 (both days inclusive).** In order to be entitled to the dividend, H-Share Holders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Friday, 20 June 2008.

5. According to article 96 of the Bank's Articles of Association, resolutions at a shareholders' meeting shall be decided by show of hands unless requested by the listing rules of the place where the Bank's shares are listed or a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

   By virtue of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the votes for approving the resolutions in respect of the Continuing Connected Transactions are required to be taken by way of a poll. Meanwhile, as a good corporate governance practice, the Chairman of the Annual General Meeting has indicated that he would direct that each of the other resolutions set out in the notice of the Annual General Meeting be voted on by poll.

6. Any shareholder entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a shareholder of the Bank.

7. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be completed and deposited at the Bank's Board Secretariat (for A-Share Holders) or the H-Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for H-Share Holders), at least 24 hours before the Annual General Meeting or any adjourned meeting thereof. The Bank's Board Secretariat is located at Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Completion and return of a proxy form will not preclude a shareholder from attending in person and voting at the Annual General Meeting or any adjournment thereof should he/she so wish.

8. **The H-Share Register of Members of the Bank will be closed, for the purpose of determining shareholders' entitlement to attend the Annual General Meeting, from Tuesday, 20 May 2008 to Thursday, 19 June 2008 (both days inclusive)**, during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, 19 May 2008. **A-Share Holders whose names appear on the Register of Members** maintained by the Shanghai branch of China Securities Depository and Clearing Corporation Limited and **H-Share Holders whose names appear on the Register of Members** maintained by Computershare Hong Kong Investor Services Limited **as at the close of market on Wednesday, 11 June 2008, will be eligible to attend the Annual General Meeting.**

9. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.

10. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for the Annual General Meeting to the Board Secretariat of the Bank (for A-Share Holders) or the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (for H-Share Holders), by hand, by post or by fax before Friday, 30 May 2008. The address of the Bank's Board Secretariat is Bank of China Head Office Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 2756, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (Telephone: (852) 2862 8633).

11. The Annual General Meeting is expected to last for about half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses. Shareholders or their proxies shall produce their identity documents.

1. 2007 ANNUAL REPORT

The results of the Group for the year ended 31 December 2007 are set out in the Bank's 2007 Annual Report. The report is available in English and Chinese and may be downloaded from the Bank's website at www.boc.cn and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk. You may also obtain a copy of the report (in English or Chinese or both) free of charge from the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries about how to obtain copies of the report or how to access those documents on the Bank's website, please call the Bank's enquiry hotline at (852) 2862 8633.

2. 2007 WORKING REPORTS OF THE BOARD OF DIRECTORS AND THE BOARD OF SUPERVISORS

According to the requirements of the *PRC Company Law*, the working reports of the Board of Directors and the Board of Supervisors should be approved by shareholders. Pursuant to the *Rules of Shareholders' Meeting of Listed Companies of the China Securities Regulatory Commission*, the Board of Directors and the Board of Supervisors should each issue a report with respect to their work in the preceding year at annual shareholders' meeting. The Bank's 2007 Working Report of the Board of Directors is set out in relevant sections of its 2007 Annual Report. The Bank's 2007 Working Report of the Board of Supervisors is set out in the "Report of the Board of Supervisors" in its 2007 Annual Report.

3. 2007 ANNUAL FINANCIAL STATEMENTS

The Bank's 2007 Annual Financial Statements are set out in the Audited Financial Statements as contained in the 2007 Annual Report of the Bank.

4. 2008 ANNUAL BUDGET

According to the integrated development strategy and business development requirements, the fixed assets investment budget of the Bank in 2008 is RMB15.45 billion. Details are as follows:

	Group		Domestic Operations		Overseas Operations	
Item (Unit: RMB100 million)	Amount in 2007	Budget for 2008	Amount in 2007	Budget for 2008	Amount in 2007	Budget for 2008
Investment on IT Application/ Electronic Equipment	62.4	70.4	49.7	56.9	12.7	13.5
Include: IT Blueprint	*20.5*	*19.3*	*20.5*	*19.3*	–	–
Office Building	32.4	63.1	28.3	49.5	4.1	13.6
Operating Facility	16.0	14.0	11.0	11.6	5.0	2.4
Transportation Vehicle	1.8	7.0	1.6	6.0	0.2	1.0
Total	112.6	154.5	90.6	124.0	22.0	30.5

(1) The fixed assets budget for domestic operations is RMB12.4 billion, which includes:

(i) The budget of electronic equipments is RMB5.69 billion which includes expenditures on IT blueprint, application system and electronic equipments, ATM and self-service equipments, bank card equipments, and campus card items. The budget of investment on IT blueprint is RMB1.93 billion which mainly includes expenditures on electronic equipments, software, and the infrastructure construction of MIS center.

(ii) The budget of office buildings is RMB4.95 billion which includes expenditure of RMB2.6 billion on outlet construction and expenditure of RMB2.35 billion on office buildings.

(iii) The budget of operating facilities is RMB1.16 billion which includes expenditures on safety facilities, cashier facilities and other facilities.

(iv) The budget of transportation vehicles is RMB0.6 billion, which includes expenditures on business-use vehicles and cash-delivery vehicles.

(2) The fixed assets budget for overseas operations is RMB3.05 billion, which includes expenditures of RMB1.36 billion on office buildings, RMB1.35 billion on electronic equipments, RMB0.24 billion on operation facilities and RMB0.1 billion on transportation vehicles.

5. 2007 PROFIT DISTRIBUTION PLAN

Pursuant to the *Dividend Distribution Policies of the Bank* approved by the Board of Directors in April 2006, the proposed profit distribution for 2007 is as follows:

(1) Appropriation to statutory surplus reserve of RMB4.626 billion.

(2) According to the requirements of the local banking authorities, overseas operations appropriated RMB14 million to statutory reserve and regulatory reserve.

(3) Appropriation to general reserve of RMB10.626 billion.

(4) No appropriation to the discretionary reserve.

(5) Total dividend distribution of approximately RMB25.384 billion.

The Board has proposed a final dividend (including tax) of RMB0.10 per share, amounting to approximately RMB25.384 billion to all A-Share Holders and H-Share Holders whose names appear on the Register of Members of the Bank at the close of business on Thursday, 26 June 2008, subject to the approval of shareholders at the Annual General Meeting. If approved, the 2007 final dividend of the Bank will be denominated and declared in RMB. Dividend for A-Share Holders will be paid in RMB and dividend for H-Share Holders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before Thursday, 19 June 2008 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by the People's Bank of China. The dividend distribution date is expected to be Tuesday, 8 July 2008.

6. RE-APPOINTMENT OF EXTERNAL AUDITORS AND THEIR AUDIT FEES

The Board of Directors proposed to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers (together referred to as "PricewaterhouseCoopers") as the Bank's external auditors responsible for the related auditing issues under CAS 2006 and IFRS for the year 2008 respectively. The total audit fees to be paid by the Bank will be RMB179.679 million subject to the Annual General Meeting's approval.

For the year ended 31 December 2007, the auditors' fees paid by the Group for the audit of its financial statements (including the audit of the financial statements for overseas branches and subsidiaries) to PricewaterhouseCoopers and its member firms were RMB216 million.

PricewaterhouseCoopers has not provided any material non-audit services to the Bank. In 2007, the total professional fees paid for non-audit services to PricewaterhouseCoopers was RMB11 million.

7. RE-ELECTION OF NON-EXECUTIVE DIRECTOR

Article 123 of the Articles of Association of the Bank (hereinafter the "Articles") provides that Directors shall be elected by the shareholders and serve a term of office of three years calculated from the date of approval by the China Banking Regulatory Commission. A Director may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. The term of office of the incumbent Non-executive Director Sir Frederick Anderson GOODWIN will expire in January 2009. According to the stipulation in the Articles, in case of expiration of term of office before the annual general meeting in 2009, as a matter of principle, a Director needs to be re-elected at the forthcoming Annual General Meeting. Sir Frederick Anderson GOODWIN has expressed his willingness to be re-elected upon expiration of his term of office. The Board proposes Sir Frederick Anderson GOODWIN to be re-elected at the forthcoming Annual General Meeting. Sir Frederick Anderson GOODWIN's term of office will be three years, calculated continuously from the date of expiration of his present term of office.

Sir Frederick Anderson GOODWIN, aged 49, is the Group Chief Executive of the Royal Bank of Scotland (hereinafter the "RBS Group"). Prior to joining RBS Group in 1998, he served as the Chief Executive of Clydesdale Bank Plc from 1995 to 1998 and was a partner of Touche Ross from 1988 to 1995. Sir Frederick Anderson GOODWIN currently is also the Chairman of the Prince's Trust. Sir Frederick Anderson GOODWIN graduated from the University of Glasgow with a Bachelor's degree in Law in 1979. RBS China, one of our strategic investors, is a subsidiary of RBS Group. Since August 1998, Sir Frederick Anderson GOODWIN has served as a director of RBS Group, the holding company of one of the world's largest banking and financial services groups, whose primary listing is on the London Stock Exchange.

Save as disclosed above, Sir Frederick Anderson GOODWIN does not have any relationship with any Director, senior management or substantial or controlling shareholder of the Bank. He does not have any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Non-executive Director Sir Frederick Anderson GOODWIN does not receive any director's fee from the Bank nor hold any other position with the Bank or any of its subsidiaries. He has not entered into any service contract with the Bank. Save as disclosed above, he has not held any directorships in other listed public companies in the last three years. There is nothing in respect of Sir Frederick Anderson GOODWIN which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor are there any matters that need to be brought to the attention of the shareholders of the Bank. He has not been penalized by the China Securities Regulatory Commission and other relevant departments and stock exchange.

8. 2007 PERFORMANCE APPRAISAL AND BONUS PLANS FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS, THE EXECUTIVE DIRECTORS, THE CHAIRMAN OF THE BOARD OF SUPERVISORS AND THE SUPERVISORS

The 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors of the Bank are set out in Appendix II.

9. REMUNERATION ADJUSTMENT SCHEME FOR THE NON-EXECUTIVE DIRECTORS

According to the resolutions of the Extraordinary General Meeting of Shareholders held on 30 December 2004 and the 2006 Annual General Meeting, the remuneration of Directors is only paid to the Independent Directors. The current remuneration scheme of the Independent Directors is as follows:

The remuneration before tax to Independent Directors paid by the Bank is as follows: basic remuneration of RMB200,000/person/year, additional duty allowance of RMB200,000/person/year will be paid to the persons who serve as the chairmen of Risk Policy Committee or Audit Committee, and additional duty allowance of RMB100,000/person/year will be paid to the chairmen of other special committees. Additional duty allowance of RMB50,000/person/year/special committee will be paid to the persons being members of special committees. The remuneration for the Directors who take positions concurrently in several committees will be calculated in an accumulative manner.

To continuously improve the corporate governance level of the Bank, it is hereby proposed to extend the above' remuneration scheme of the Independent Directors to the Non-executive Directors.

10. CONTINUING CONNECTED TRANSACTIONS AND ANNUAL CAPS

Details of the Continuing Connected Transactions between the Bank and BOCHK Group and the Annual Caps are set out in the circular to the H-Share Holders dated 22 February 2008. That circular can also be viewed and downloaded from the Bank's website at www.boc.cn and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

11. DUTY REPORT OF INDEPENDENT DIRECTORS

Pursuant to the requirements under the *Rules of Shareholders' Meeting of Listed Companies of the China Securities Regulatory Commission*, independent directors shall issue a duty report at the annual general meeting. Such report will be submitted to shareholders for consideration but not for shareholders' approval. The Duty Report of Independent Directors of the Bank is set out in Appendix III of this circular for shareholders' information.

12. ISSUE OF RENMINBI-DENOMINATED BONDS IN HONG KONG

The Board of Directors proposed to issue bonds denominated in Renminbi in Hong Kong for an amount not exceeding RMB7 billion. The proposal will become effective subject to approval by shareholders by way of a special resolution at the Annual General Meeting. Details of the proposal to issue bonds denominated in Renminbi in Hong Kong are set out in Resolution No. 13 in the notice of the Annual General Meeting contained in this circular.

The 2007 Performance Appraisal and Bonus Plans for the Chairman of the Board of Directors, the Executive Directors, the Chairman of the Board of Supervisors and the Supervisors are written in Chinese. The English version of this Appendix II is an unofficial translation and is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

2007 Performance Appraisal and Bonus Plan
for Mr. XIAO Gang, the Chairman of the Board of Directors of the Bank

In accordance with the *Management Measures on Performance Evaluation of the Chairman of the Board of Directors of Bank of China* and the *Management Rules on Remuneration of the Chairman of the Board of Directors, Chairman of the Board of Supervisors of Bank of China*, the Personnel and Remuneration Committee of the Board of Directors and the Board of Directors have completed the 2007 performance evaluation for Mr. XIAO Gang, the Chairman of the Board of Directors, according to relevant procedures. With the annual evaluation result, it is proposed that the total annual bonus for Mr. XIAO Gang in 2007 be RMB960,000.

2007 Performance Appraisal and Bonus Plan
for Mr. LI Lihui, the Vice-chairman of the Board of Directors and the President of the Bank

In accordance with the *Rules of Bank of China for the Performance Evaluation of the Senior Management* and the *Rules of Bank of China for the Remuneration Management of the Senior Management*, the Personnel and Remuneration Committee of the Board of Directors and the Board of Directors have completed the 2007 performance evaluation for Mr. LI Lihui, the Vice-chairman of the Board of Directors and the President, according to relevant procedures. With the annual evaluation result, it is proposed that the total annual bonus for Mr. LI Lihui in 2007 be RMB949,000.

2007 Performance Appraisal and Bonus Plan
for Mr. LI Zaohang, the Executive Director and the Executive Vice-president of the Bank

In accordance with the *Rules of Bank of China for the Performance Evaluation of the Senior Management* and the *Rules of Bank of China for the Remuneration Management of the Senior Management*, the Personnel and Remuneration Committee of the Board of Directors and the Board of Directors have completed the 2007 performance evaluation for Mr. LI Zaohang, the Executive Director and the Executive Vice-president, according to relevant procedures. With the annual evaluation result, it is proposed that the total annual bonus for Mr. LI Zaohang in 2007 be RMB944,000.

2007 Performance Appraisal and Bonus Plan
for Mr. HUA Qingshan

Since 15 June 2007, Mr. HUA Qingshan no longer serves as Executive Director and Executive Vice-president of the Bank. In accordance with the *Rules of Bank of China for the Remuneration Management of the Senior Management* and relevant calculating rules, it is proposed that the total annual bonus for Mr. HUA Qingshan in 2007 be RMB461,000.

2007 Performance Appraisal and Bonus Plan
for Mr. LIU Ziqiang, the Chairman of the Board of Supervisors of the Bank

China Safe Investment Ltd. has completed the performance measurement for Mr. LIU Ziqiang, the Chairman of the Board of Supervisors. In accordance with the *Management Rules on Remuneration of the Chairman of the Board of Directors, Chairman of the Board of Supervisors of Bank of China*, with the measurement result, it is proposed that the total annual bonus for Mr. LIU Ziqiang in 2007 be RMB944,000.

2007 Performance Appraisal and Bonus Plan
for Full-time Supervisors of the Bank Assigned by Shareholders

In accordance with the *Rules of Bank of China for Performance Evaluation of the full-time Supervisors Assigned by Shareholders*, the Chairman of the Board of Supervisors has completed the 2007 performance measurement for full-time Supervisors assigned by shareholders. With measurement results, it is proposed that the total annual bonuses in 2007 for the Supervisors be as follows:

Mr. WANG Xueqiang: RMB494,000; Mr. LIU Wanming: RMB515,000.

DUTY REPORT OF INDEPENDENT DIRECTORS OF BANK OF CHINA LIMITED

17 March 2008

Dear shareholders,

In accordance with provisions and requirements of the *PRC Company Law*, the *Guidelines for Introducing Independent Directors to the Board of Directors of Listed Companies*, the laws and regulations applicable to Bank of China (the "Bank"), and the Articles of Association of the Bank, we, the Independent Directors, attended meetings of the Board of Directors and the shareholders held in 2007 actively. To the best of our knowledge and belief, we have fully discharged our duties and responsibilities in respect of all major matters in which the Board as a whole had been called upon to make a decision. In discharging our duties and responsibilities, we have in the time available to us, carried out in-depth review of the information provided by the management, and expressed our own attitudes and opinions on relevant issues to the Board and other proposals which need us to give independent opinions, with a view to safeguarding the interests of the Bank and its shareholders, and especially the interests of minority shareholders.

In the course of the discharge of our functions, we have been provided proactive and effective cooperation and assistance from other members of the Board, Senior Management and related personnel.

In 2008, we will continue to work conscientiously and faithfully perform our responsibilities according to the laws and regulations governing the Bank, the Articles of Association of the Bank and good corporate governance practices, with a view to safeguarding the rights and interests of the Bank and its shareholders, especially the interests of minority shareholders.

Bank of China Limited
Independent Directors:
Anthony Francis NEOH
Alberto TOGNI
HUANG Shizhong
HUANG Danhan

中國銀行股份有限公司
獨立董事述職報告

各位尊敬的股東：

根據《公司法》、《關於在上市公司建立獨立董事制度的指導意見》、本公司適用的法律法規以及本公司章程的有關規定和要求，獨立董事積極出席了年度內的董事會會議和股東大會。凡須經董事會決策的重要事項，獨立董事都能盡其所知及所信，充分地履行職責。在履職時，獨立董事能夠在給定的時間對管理層提供的信息進行認真的研究和審閱，並就董事會的相關事項及需獨立董事發表獨立意見的議案表明自己的態度及看法，維護了公司和全體股東的利益，尤其是中小股東的利益。

在履行獨立董事職責過程中，董事會、高級管理層和相關工作人員給予了積極有效的配合和支持。

2008年，獨立董事將繼續按照本公司適用的法律法規、本公司章程的相關規定以及良好公司治理對獨立董事的內在要求，謹慎、認真、勤勉、忠實地履行獨立董事的職責，維護公司和股東尤其是社會公眾股股東的權益。

中國銀行股份有限公司
獨立董事：
梁定邦
Alberto TOGNI
黃世忠
黃丹涵

2008年3月17日

劉自強監事長2007年度績效考核獎金分配方案

中央匯金投資有限責任公司已經完成對劉自強監事長的考核，按照《中國銀行董事長和監事長薪酬管理辦法》，根據考核結果，提出如下獎金分配方案：2007年度獎金總額94.4萬元人民幣。

股東代表監事2007年度績效考核獎金分配方案

根據《中國銀行股東委派專職監事績效考核辦法》規定，監事長已完成對股東委派專職監事的2007年度績效考核。根據考核結果，提出如下獎金分配方案：

王學強監事：2007年度獎金總額49.4萬元人民幣；劉萬明監事：2007年度獎金總額51.5萬元人民幣。

本公司2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案以中文書寫，本通函附錄二的英文版本為非正式翻譯，僅供參考。中英文版如有歧義，概以中文本為準。

肖鋼董事長2007年度績效考核獎金分配方案

根據《中國銀行董事長績效管理辦法》和《中國銀行董事長和監事長薪酬管理辦法》，董事會人事和薪酬委員會及董事會已按程序完成對肖鋼董事長2007年度的績效考核工作。根據考核結果，提出如下獎金分配方案：2007年度獎金總額96.0萬元人民幣。

李禮輝副董事長兼行長2007年度績效考核獎金分配方案

根據《中國銀行高級管理人員績效管理辦法》和《中國銀行股份有限公司高級管理人員薪酬管理辦法（修訂稿）》，董事會人事和薪酬委員會及董事會已按程序完成對李禮輝副董事長2007年度的績效考核工作。根據考核結果，提出如下獎金分配方案：2007年度獎金總額94.9萬元人民幣。

李早航執行董事、副行長2007年度績效考核獎金分配方案

根據《中國銀行高級管理人員績效管理辦法》和《中國銀行股份有限公司高級管理人員薪酬管理辦法（修訂稿）》，董事會人事和薪酬委員會及董事會已按程序完成對李早航執行董事2007年度的績效考核工作。根據考核結果，提出如下獎金分配方案：2007年度獎金總額94.4萬元人民幣。

華慶山先生2007年度績效考核獎金分配方案

華慶山先生自2007年6月15日起不再擔任本公司執行董事、副行長。根據《中國銀行股份有限公司高級管理人員薪酬管理辦法（修訂稿）》及相關計算規則，建議華慶山先生2007年度獎金分配方案為：2007年度獎金總額46.1萬元人民幣。

Frederick Anderson GOODWIN爵士，49歲，是RBS集團(為全球規模最大的銀行及金融服務集團之一的控股公司，其股份主要於倫敦證券交易所上市)的集團總裁。1998年加入RBS集團前，曾在1995年至1998年擔任Clydesdale Bank Plc總裁一職，1988年至1995年期間為Touche Ross的合夥人，目前兼任Prince's Trust的主席。Frederick Anderson GOODWIN爵士1979年畢業於格拉斯哥大學，獲得法律學士學位。本公司戰略投資者RBS China是RBS集團的附屬公司。自1998年8月起，Frederick Anderson GOODWIN爵士一直是RBS集團董事。

除上述披露外，Frederick Anderson GOODWIN爵士與本公司任何董事、高級管理人員、主要或控股股東並不存在任何關係，亦不擁有任何本公司或其相聯法團股份之權益(按香港《證券及期貨條例》第XV部所指的定義)。

非執行董事Frederick Anderson GOODWIN爵士不在本公司領取任何董事酬金，不在本公司或其任何附屬公司擔任任何其他職位，未與本公司簽訂任何服務合約。除上述披露外，他在過去三年並無在其他上市公眾公司擔任任何職位。Frederick Anderson GOODWIN爵士沒有任何根據《香港上市規則》第13.51(2)(h)至(v)條的規定而須予披露的資料，亦沒有任何須提請本公司股東注意的事項，彼沒有受過中國證券監督管理委員會及其他有關部門的處罰和證券交易所懲戒。

8. **2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案**

關於本公司2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案載於本通函附錄二。

9. **非執行董事薪酬調整方案**

根據本公司2004年12月30日臨時股東大會和2006年年度股東大會的決議，本公司董事酬金的發放範圍僅限於獨立董事，現行獨立董事薪酬方案如下：

本公司向獨立董事支付稅前酬金水平為：基本酬金20萬元人民幣／人／年；擔任風險政策委員會或稽核委員會主席另附職務津貼20萬元人民幣／人／年、擔任其他專業委員會主席另附職務津貼10萬元人民幣／人／年，擔任專業委員會委員另附職務津貼5萬元人民幣／人／年／委員會；在多個委員會任職的董事，其酬金可累積計算。

為持續提高本公司公司治理水平，建議將上述獨立董事酬金發放範圍擴大至非執行董事。

10. **持續關連交易及年度限額**

本公司與中銀香港集團持續關連交易及年度限額的詳情載於本公司於2008年2月22日寄發予H股股東的通函內。股東亦可於本公司網址www.boc.cn或香港交易及結算所有限公司網址 www.hkexnews.hk瀏覽及下載該股東通函。

11. **獨立董事述職報告**

根據中國證券監督管理委員會《上市公司股東大會規則》的規定，在年度股東大會上，獨立董事應作出述職報告。該等報告將提交股東大會上審議，但並無需股東作出決議。本公司獨立董事述職報告載列於本通函附錄三供股東參閱。

12. **在香港發行人民幣債券**

董事會建議本公司在香港發行不超過70億元人民幣債券，有關建議須待股東在股東週年大會以特別決議案的方式通過，方可生效。有關在香港發行人民幣債券的建議詳情載於本通函的股東週年大會通告第13項議案內。

(2) 境外機構固定資產預算30.5億元人民幣，其中營業辦公用房預算13.6億元人民幣，電子設備投資13.5億元人民幣，營業器具2.4億元人民幣，交通工具1億元人民幣。

5. **2007年度利潤分配方案**

根據董事會在2006年4月批准的《中國銀行股份有限公司股息分配政策》，現就2007年利潤分配有關建議說明如下：

(1) 提取法定盈餘公積金46.26億元人民幣。

(2) 根據當地監管要求，海外機構提取公積金及法定儲備金0.14億元人民幣。

(3) 提取一般準備金106.26億元人民幣。

(4) 不提取任意公積金。

(5) 分派股息總額約253.84億元人民幣。

董事會建議向截至2008年6月26日(星期四)收市後登記在冊的A股股東和H股股東按每股0.10元人民幣(含稅)派發末期股息，股息總額約253.84億元人民幣。該股息分派方案須經本次股東週年大會批准後生效。如獲批准，本公司所派2007年末期股息將以人民幣計值和宣佈，以人民幣向A股股東支付，以港幣向H股股東支付。港幣實際派發金額按照本公司股東週年大會召開日即2008年6月19日(星期四)前一周(包括股東週年大會當日)中國人民銀行公佈的人民幣兌換港幣平均基準匯率計算。股息發放日預計為2008年7月8日(星期二)。

6. **續聘外部審計師及其審計費用**

董事會建議繼續聘用普華永道中天會計師事務所有限公司和羅兵咸永道會計師事務所(以下合稱「普華永道」)作為本公司2008年度外部審計師分別負責按照企業會計準則(2006)和國際財務報告準則的相關審計服務，本公司向其支付總計17,967.9萬元人民幣的審計費用，並提交本次股東週年大會審議批准。

截至2007年12月31日止年度，本集團就財務報表審計(包括海外分行以及子公司財務報表審計)向普華永道及其成員機構支付的審計專業服務費共計2.16億元人民幣。

普華永道未向本公司提供重大的非審計業務。本年度本公司向普華永道支付的非審計業務費用為0.11億元人民幣。

7. **重新選舉非執行董事**

本公司章程第123條規定，董事由股東大會選舉，任期三年，從中國銀行業監督管理委員會核准之日起計算。董事任期屆滿，可連選連任。本公司現任非執行董事Frederick Anderson GOODWIN爵士的任期將於2009年1月屆滿。按照本公司章程規定，原則上在2009年召開的股東大會前任期屆滿的董事需要提交本次股東週年大會進行重新選舉。Frederick Anderson GOODWIN爵士本人表示任期屆滿後願意連選。董事會提名Frederick Anderson GOODWIN爵士在本次股東週年大會上接受重新選舉，任期三年，自現任期屆滿之日起連續計算。

1. 2007年年度報告

本集團截至2007年12月31日止年度之業績載列於本公司2007年年度報告內， 閣下可以在本公司網址www.boc.cn及香港交易及結算所有限公司網址www.hkexnews.hk閱覽上述文件(英文版及中文版)。 閣下亦可向本公司的H股股份過戶登記處香港中央證券登記有限公司(地址：香港灣仔皇后大道東183號合和中心18樓1806-1807室)免費索取本公司2007年年度報告(英文版或中文版或兩者)。

倘 閣下對如何索取2007年年度報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司股東查詢熱線(852) 2862 8633。

2. 2007年度董事會和監事會工作報告

根據《公司法》的規定，審議批准董事會和監事會工作報告是股東大會的職權。中國證券監督管理委員會《上市公司股東大會規則》規定，在年度股東大會上，董事會、監事會應當就其過去一年的工作向股東大會做出報告。本公司2007年度董事會工作報告請參見本公司2007年年度報告的相關部份。本公司2007年度監事會工作報告請參見本公司2007年年度報告內的「監事會報告」。

3. 2007年度財務決算方案

本公司2007年度財務決算方案載於本公司2007年年度報告經審計的財務報告內。

4. 2008年度財務預算方案

根據總體發展戰略和業務發展需要，本公司2008年固定資產投資預算為154.5億元人民幣，具體情況如下：

項目 (單位：億元人民幣)	集團 2007年	集團 2008年 預算	境內行 2007年	境內行 2008年 預算	境外機構 2007年	境外機構 2008年 預算
信息科技投入／電子設備	62.4	70.4	49.7	56.9	12.7	13.5
其中：IT藍圖	*20.5*	*19.3*	*20.5*	*19.3*	–	–
營業辦公用房	32.4	63.1	28.3	49.5	4.1	13.6
營業器具	16.0	14.0	11.0	11.6	5.0	2.4
交通工具	1.8	7.0	1.6	6.0	0.2	1.0
合計	112.6	154.5	90.6	124.0	22.0	30.5

(1) 境內行固定資產投資預算124億元人民幣。其中：

(i) 電子設備預算56.9億元人民幣，用於IT藍圖、應用系統及電子設備、ATM及自助設備、銀行卡卡機具和校園卡項目。其中IT藍圖投入19.3億元人民幣，主要用於IT藍圖軟硬件電子設備投入和信息中心基礎設施建設工程。

(ii) 營業辦公用房預算49.5億元人民幣，用於營業網點建設和辦公樓購建，其中營業網點建設26億元人民幣，辦公樓23.5億元人民幣。

(iii) 營業器具預算11.6億元人民幣，用於安防器具、出納機具和其他器具。

(iv) 交通工具預算6億元人民幣，用於業務用車和運鈔車。

5. 根據本公司章程第96條，除非本公司股份上市地上市規則要求，或下列人員在舉手表決以前或者以後要求以投票方式(即按點算股數方式)表決，否則股東大會以舉手方式進行表決：(i)會議主席；或(ii)至少兩名有表決權的股東或者有表決權的股東的代理人；或(iii)單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。

   根據《香港聯合交易所有限公司證券上市規則》規定，為批准關於持續關連交易的決議案而進行的投票須以投票方式(即按點算股數方式)表決。此外，為了貫徹良好的公司治理常規，大會主席已表示他將指示以投票方式(即按點算股數方式)對股東週年大會通告中載列的所有其他決議案進行表決。

6. 凡有權出席上述通告召開的股東週年大會並在會上表決的股東均有權委派一名或數名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

7. 委任代表之文據及簽署人之授權書或其他授權文件(如有者)或經公證人簽署證明之授權書或授權文件的副本，最遲須於股東週年大會或其任何續會的指定召開時間24小時前填妥及交回本公司董事會秘書部(如為A股股東)或本公司H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)，方為有效。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵政編號：100818。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室。股東填妥及交回代表委任表格後，屆時仍可按其意願親自出席股東週年大會或其任何續會，並在會上投票。

8. **為確定有權出席股東週年大會的H股股東名單，本公司將由2008年5月20日(星期二)至2008年6月19日(星期四)(首尾兩天包括在內)期間暫停辦理H股股份過戶登記手續。**H股股東如欲出席股東週年大會，須於2008年5月19日(星期一)下午4時30分前，將股票連同股份過戶文件一併送交本公司H股股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。**截止本次股東週年大會股權登記日2008年6月11日(星期三)收市後**，在中國證券登記結算有限責任公司上海分公司**登記在冊的本公司A股股東**及在香港中央證券登記有限公司**登記在冊的本公司H股股東均有權出席是次股東週年大會。**

9. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。

10. 擬親自或委任代表出席是次股東週年大會的股東須於2008年5月30日(星期五)之前將股東週年大會回執以專人遞送、郵遞或傳真方式送達本公司董事會秘書部(如為A股股東)或H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵政編號：100818(電話：(8610) 6659 4567或(8610) 6659 2756，傳真：(8610) 6659 4579)。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室(電話：(852) 2862 8633)。

11. 是次股東週年大會預計需時半天。股東或其委任代表出席是次會議的交通和食宿費用自理。股東或其委任代表出席是次股東週年大會時須出示身份證明文件。

特別決議案

13. 審議批准本公司在香港發行不超過70億元人民幣債券並授權董事會決定相關事項的議案。

「提請股東大會批准本公司按下述原則發行人民幣債券，並授權董事會決定最終發行時間、規模、期限、利率等具體條款及所有其他相關事宜、簽署相關文件。

(a) 發債規模

考慮到香港人民幣存款總量和香港債券市場發育狀況，本公司此次發債規模不超過70億元人民幣。

(b) 發債期限

根據香港投資者的投資偏好和本公司資金運用狀況，發債期限不超過3年期。

(c) 發債成本

此次人民幣債券票面利率的確定將參照內地與香港的人民幣存款利率水平及相關債券市場收益率水平，並視最終的發債期限和市場狀況等因素綜合確定。」

承董事會命
楊長纓
公司秘書

2008年4月30日

附註：

1. 上述決議案的詳情載於本通函附錄一，關於2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案及獨立董事述職報告分別載於本通函附錄二及附錄三內。

2. 本公司與中銀香港集團持續關連交易及年度限額的詳情載於本公司於2008年2月22日寄發予本公司H股股東的通函內。股東亦可於本公司網址www.boc.cn或香港交易及結算所有限公司網址www.hkexnews.hk瀏覽及下載該股東通函。

3. 根據中國證券監督管理委員會《上市公司股東大會規則》的規定，在年度股東大會上，獨立董事應作出述職報告。該等報告將提交股東大會上審議，但並無需股東作出決議。本公司獨立董事述職報告載列於本通函內的附錄三供股東參閱。

4. **本公司董事會已建議派發截至2007年12月31日止年度末期股息每股0.10元人民幣**。如該股息藉股東通過第6項議案而予以宣派，**末期股息預期將於2008年7月8日(星期二)左右支付予於2008年6月26日(星期四)名列本公司股東名冊的股東。本公司將於2008年6月21日(星期六)至2008年6月26日(星期四)(首尾兩天包括在內)暫停辦理股份過戶登記手續**。本公司H股股東如欲獲派發末期股息，而尚未登記過戶文件，須於2008年6月20日(星期五)下午4時30分或之前將過戶文件連同有關股票交回本公司H股股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

中國銀行
BANK OF CHINA
中國銀行股份有限公司
BANK OF CHINA LIMITED
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

股東週年大會通告

茲通告中國銀行股份有限公司(「本公司」)謹訂於2008年6月19日(星期四)下午3時正(將於下午2時正開始辦理登記手續)假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，以考慮下列各項決議案：

普通決議案

1. 審議批准本公司2007年年度報告。

2. 審議批准本公司2007年度董事會工作報告。

3. 審議批准本公司2007年度監事會工作報告。

4. 審議批准本公司2007年度財務決算方案。

5. 審議批准本公司2008年度財務預算方案。

6. 審議批准本公司2007年度利潤分配方案。

7. 審議批准繼續聘任普華永道中天會計師事務所和羅兵咸永道會計師事務所為本公司2008年外部審計師及其審計費用的議案。

8. 審議批准重新選舉Frederick Anderson GOODWIN爵士為本公司非執行董事的議案。

9. 審議批准本公司2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案。

10. 審議批准本公司非執行董事薪酬調整方案。

11. 審議批准本公司與中銀香港集團持續關連交易及年度限額的議案。註2

12. 審議本公司獨立董事述職報告。註3

3. **股東週年大會**

隨函也附上股東週年大會代表委任表格及股東週年大會回執。

閣下如欲委任代表出席股東週年大會，請 閣下盡早按照代表委任表格上印列的指示填妥及交回該表格。H股股東須將代表委任表格交回本公司H股股份過戶登記處香港中央證券登記有限公司，而A股股東則須將代表委任表格交回本公司董事會秘書部，惟無論如何須於股東週年大會或其任何續會的指定舉行時間24小時前以專人送遞或郵寄方式交回。 閣下填妥及交回代表委任表格後，屆時仍可按 閣下的意願親自出席股東週年大會或其任何續會，並於會上投票。

如 閣下擬親自或委任代表出席股東週年大會，須於2008年5月30日(星期五)以前將填妥的出席會議回執交回香港中央證券登記有限公司(如 閣下屬H股股東)，或本公司董事會秘書部(如 閣下屬A股股東)。

本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵政編號：100818(電話：(8610) 6659 4567或(8610) 6659 2756，傳真：(8610) 6659 4579)。本公司H股股份過戶登記處香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806-1807室(電話：(852) 2862 8633)。

4. **以投票方式表決**

根據本公司章程第96條，除非本公司股份上市地上市規則要求，或下列人員在舉手表決以前或者以後要求以投票方式(即按點算股數方式)表決，否則股東大會以舉手方式進行表決：

(i) 會議主席；或

(ii) 至少兩名有表決權的股東或者有表決權的股東的代理人；或

(iii) 單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。

根據《香港上市規則》規定，為批准關於持續關連交易的決議案而進行的投票須以投票方式(即按點算股數方式)表決。此外，為了貫徹良好的公司治理常規，大會主席已表示他將指示以投票方式(即按點算股數方式)對股東週年大會通告中載列的所有其他決議案進行表決。有關投票結果將於股東週年大會後上載於本公司的網頁，網址為www.boc.cn，及香港交易及結算所有限公司的網頁，網址為www.hkexnews.hk。

5. **推薦意見**

董事(包括獨立非執行董事)認為持續關連交易及年度限額是在本集團的一般和日常業務過程中按一般商業條款訂立，是公平合理的，並符合本公司及其股東的整體利益。董事會亦認為將在股東週年大會上提呈的其他決議案均符合本公司及其股東的整體利益，故建議 閣下投票贊成所有將於股東週年大會上提呈的決議案。

此致

列位H股股東 台照

承董事會命
中國銀行股份有限公司
肖鋼
董事長
謹啟

2008年4月30日

中國銀行
BANK OF CHINA
中國銀行股份有限公司
BANK OF CHINA LIMITED
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

董事會：
肖鋼先生 *(董事長)*
李禮輝先生 *(副董事長兼行長)*
李早航先生
周載群先生
* 張景華先生
* 洪志華女士
* 黄海波女士
* 蔡浩儀先生
* 王剛先生
* 林永澤先生
* Frederick Anderson GOODWIN爵士
* 佘林發先生
** 梁定邦先生
** Alberto TOGNI先生
** 黄世忠先生
** 黄丹涵女士

** 非執行董事*
*** 獨立非執行董事*

註冊辦事處：
中國
北京西城區
復興門內大街1號
郵政編號：100818

香港營業地點：
香港
花園道1號
中銀大廈8樓

敬啟者：

1. **序言**

本人代表董事會邀請 閣下出席將於2008年6月19日(星期四)下午3時正假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行的股東週年大會。

本通函旨在為 閣下提交股東週年大會通告及向 閣下提供所有合理所需的資料，使 閣下可於股東週年大會上就投票贊成或反對提呈大會審議的決議案作出知情的決定。

2. **股東週年大會處理的事務**

股東週年大會需要處理的事務詳列於股東週年大會通告內，該通告載於本通函的第6至第8頁。於股東週年大會上提呈的決議案包括以普通決議案通過(i)2007年年度報告、(ii)2007年度董事會和監事會工作報告、(iii)2007年度財務決算方案、(iv)2008年度財務預算方案、(v)2007年度利潤分配方案、(vi)續聘外部審計師及其審計費用、(vii)重新選舉Frederick Anderson GOODWIN爵士為本公司非執行董事、(viii)2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案、(ix)非執行董事薪酬調整方案、及(x)本公司與中銀香港集團持續關連交易及年度限額；及以特別決議案通過本公司在香港發行不超過70億元人民幣債券的建議。

為了使 閣下對提呈股東週年大會的決議案有進一步的瞭解，及能夠在掌握足夠及必須的資料的情況下作出決定，我們在本通函內向股東提供了詳盡的資料，包括擬在股東週年大會上通過的決議案的說明資料(見附錄一)、2007年度董事長、執行董事、監事長、監事的績效考核獎金分配方案(見附錄二)及獨立董事述職報告(見附錄三)。

「獨立非執行董事」或「獨立董事」	本公司獨立非執行董事
「同業市場關連交易」	在本公司於2008年2月22日寄發之股東通函內「董事會函件」內「持續關連交易的詳情－同業市場關連交易」一節所載的持續關連交易
「投資關連交易」	在本公司於2008年2月22日寄發之股東通函內「董事會函件」內「持續關連交易的詳情－投資關連交易」一節所載的持續關連交易
「中國」	中華人民共和國，僅就本通函之目的，不包括香港、中國澳門特別行政區和台灣
「人民幣」	中國法定貨幣人民幣

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「A股」	本公司股本中每股面值1.00元人民幣的內資股，有關股份於上海證券交易所上市（股份代號：601988）
「A股股東」	A股持有人
「股東週年大會」或「年度股東大會」	本公司將於2008年6月19日（星期四）下午3時正（將於下午2時正開始辦理登記手續）假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行的股東週年大會
「年度限額」	截至2010年12月31日止三個財政年度有關持續關連交易的建議年度上限
「本公司」	中國銀行股份有限公司，一家在中國註冊成立的股份有限公司，其H股及A股分別於香港聯交所及上海證券交易所掛牌上市
「董事會」	本公司董事會
「中銀香港集團」	中銀香港（控股）有限公司及其子公司
「《公司法》」	《中華人民共和國公司法》（經不時修訂）
「持續關連交易」	投資關連交易及同業市場關連交易
「董事」	本公司董事
「本集團」或「集團」	本公司及其子公司
「H股」	本公司股本中每股面值1.00元人民幣的境外上市外資股，有關股份於香港聯交所上市及以港元買賣（股份代號：3988）
「H股股東」	H股持有人
「香港」	中國香港特別行政區
「《香港上市規則》」	《香港聯合交易所有限公司證券上市規則》（經不時修訂）
「香港聯交所」	香港聯合交易所有限公司

目錄

此乃要件 請即處理

閣下如對本通函任何方面或應採取的行動有任何疑問，應諮詢 閣下的持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部中國銀行股份有限公司股份售出或轉讓，應立即將本通函及隨附的股東週年大會代表委任表格、出席會議回執以及(如適用)2007年年度報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買方或承讓人。

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

股東週年大會

中國銀行股份有限公司謹訂於2008年6月19日(星期四)下午3時正(將於下午2時正開始辦理登記手續)假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館及香港中區法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，股東週年大會通告載於本通函的第6至第8頁。

不論 閣下能否出席股東週年大會，務請細閱股東週年大會通告，並盡早按隨附的代表委任表格上印列的指示填妥及交回該表格。H股股東須將代表委任表格交回本公司H股股份過戶登記處香港中央證券登記有限公司，而A股股東則須將代表委任表格交回本公司董事會秘書部，惟無論如何須於股東週年大會或其任何續會的指定舉行時間24小時前以專人送遞或郵寄方式交回。 閣下填妥及交回代表委任表格後，屆時仍可按 閣下的意願親自出席股東週年大會或其任何續會，並於會上投票。

如 閣下擬親自或委任代表出席股東週年大會，須於2008年5月30日(星期五)以前將填妥的出席會議回執交回香港中央證券登記有限公司(如 閣下屬H股股東)，或本公司董事會秘書部(如 閣下屬A股股東)。

2008年4月30日

File No. 82-35030 A3

Beijing 2008

中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

Delivering Growth and *Excellence*

Annual Report 2007



Bank of China Limited

(a joint stock company incorporated in the People's Republic of China with limited liability)

Stock Code: 3988


GLASGOW
MANCHESTER
BIRMINGHAM
LONDON
PARIS
ROTTERDAM
HAMBURG
FRANKFURT
LUXEMBOURG
BUDAPEST
MILAN
MOSCOW
ALMATY
BAHRAIN
SEOUL
DAEGU
ANSAN
TOKYO
YOKOHAMA
OSAKA
MACAU
HONG KONG
BANGKOK
MANILA
HO CHI MINH CITY
KUALA LUMPUR
SINGAPORE
JAKARTA
SURABAYA
LUSAKA
JOHANNESBURG
SYDNEY
MELBOURNE

Bank of China Global Network

Bank of China is the most internationalised bank in China. It established its first overseas office, the London Branch, in 1929. After that, the Bank successively opened branches in global financial centres. Apart from in the Chinese Mainland, it had built up an extensive international network of 689 institutions in Hong Kong, Macau and 26 overseas countries and regions with over 22,000 staff by the end of 2007.


VANCOUVER
TORONTO
NEW YORK
LOS ANGELES
GRAND CAYMAN
PANAMA
SAO PAULO







Financial Highlights

Note: This report is prepared in accordance with International Financial Reporting Standards (IFRS).

Unit: RMB million

	Note	2007	2006	2005	2004	2003
						(Note 1)
Results of operations						
Net interest income		152,745	121,371	101,008	88,435	76,597
Non-interest income	2	29,967	27,007	24,098	27,378	17,599
Operating income	3	182,712	148,378	125,106	115,813	94,196
Operating expenses		(85,026)	(68,731)	(59,984)	(54,879)	(46,080)
Impairment losses on loans		(8,252)	(12,342)	(11,486)	(23,812)	(18,100)
Operating profit		89,434	67,305	53,636	37,122	30,016
Profit before income tax		90,697	67,937	53,811	37,263	29,947
Profit for the year		62,036	48,264	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank		56,248	42,830	25,921	22,301	23,615
Total dividend		25,384	10,154	14,112	14,200	–
Balance sheet items						
Total assets		5,991,217	5,327,653	4,740,048	4,265,221	3,973,280
Loans, net		2,754,493	2,337,726	2,152,112	2,072,919	1,921,861
Investment securities	4	1,712,927	1,892,482	1,683,313	1,321,646	1,104,105
Total liabilities		5,540,560	4,914,697	4,484,529	4,037,314	3,751,434
Due to customers		4,400,111	4,091,118	3,699,464	3,338,448	3,033,364
Capital and reserves attributable to the equity holders of the Bank		420,430	382,917	226,419	200,755	196,820
Share capital		253,839	253,839	209,427	186,390	186,390
Per share						
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted, RMB)		0.22	0.18	0.14	0.12	0.13
Dividend per share (before tax, RMB)	5	0.10	0.04	0.07	0.08	N/A
Net assets per share (RMB)	6	1.66	1.51	1.08	1.08	1.06
Key financial ratios						
Return on average total assets (%)	7	1.10	0.96	0.70	0.66	0.74
Return on average equity (%)	8	14.00	14.06	12.14	11.22	12.00
Net interest spread (%)	9	2.59	2.28	2.21	2.14	2.08
Net interest margin (%)	10	2.76	2.45	2.33	2.24	2.16
Loan to deposit ratio (%)	11	64.78	59.45	60.42	64.33	71.24
Non-interest income to operating income (%)	12	16.40	18.20	19.26	23.64	18.68
Cost to income (%)	13	46.54	46.32	47.95	47.39	48.92
Cost to income (excluding business and other taxes, %)		41.76	41.97	43.41	43.08	44.70
Capital adequacy ratios						
Core capital adequacy ratio (%)		10.67	11.44	8.08	8.48	N/A
Capital adequacy ratio (%)		13.34	13.59	10.42	10.04	N/A
Asset quality						
Identified impaired loans		90,317	103,232	109,530	118,383	358,218
Identified impaired loans to gross loans (%)	14	3.17	4.24	4.90	5.51	16.58
Allowance for loan impairment losses		96,068	94,293	83,153	74,769	239,039
Allowance for loan impairment losses to identified impaired loans (%)	15	106.37	91.34	75.92	63.16	66.73
Credit cost (%)	16	0.31	0.53	0.52	1.11	N/A
Human resources						
Number of employees of the Group	17	237,379	232,632	229,742	238,672	241,401
Number of employees in the Chinese Mainland		215,334	212,428	211,305	220,999	224,404
Number of branches and outlets of the Group		10,834	11,241	11,646	11,909	12,153
Number of branches and outlets in the Chinese Mainland		10,145	10,598	11,018	11,306	11,608
Exchange rate						
USD/RMB year-end middle rate		7.3046	7.8087	8.0702	8.2765	8.2767
EUR/RMB year-end middle rate		10.6669	10.2665	9.5797	11.2627	10.3383
HKD/RMB year-end middle rate		0.9364	1.0047	1.0403	1.0637	1.0657

Please refer to 'Definitions' in this report for notes.

Bank of China was formally established in February 1912 pursuant to the approval of Mr. Sun Yat Sen. In the following 37 years until the founding of the People's Republic of China in 1949, the Bank served as the central bank, international exchange bank and specialised foreign trade bank of the country. As the pillar of the country's financial industry during a period of turmoil in history, Bank of China was committed to serving the public and developing the nation's financial industry and achieved significant developments in many areas of its business operations through prudent management and progressive reforms. After the founding of the People's Republic of China, Bank of China became the state-designated specialised foreign exchange and foreign trade bank. Having maintained and promoted its strong entrepreneurial spirit, the Bank contributed substantially to the development of the country's foreign trade and the national economy.

Bank of China is one of the major domestic financial service providers. Its business scope covers commercial banking, investment banking and insurance. Members of the Group include BOCHK, BOCI, BOCG Insurance and other financial institutions. The core business of the Bank is commercial banking which includes corporate banking, personal banking and financial markets. In terms of tier one capital, it ranked 9th among the world's top 1,000 banks by *The Banker* magazine in 2007.

With a history of almost a hundred years in the financial industry of China, Bank of China is well-known for its continuous business innovations while emphasising prudence in its operations. It is widely recognised and commended by its peers and customers in international settlement, foreign exchange, trade finance, etc. Bank of China is the most internationalised bank in China and the forerunner to recruit international experts and to introduce modern business management concepts into its operations with a view to becoming a premier international bank.

As the sole banking partner of the Beijing 2008 Olympic Games, Bank of China will offer efficient and high quality financial services to domestic and foreign customers. It will promote and spread the Olympic spirits and contribute to the success of this magnificent sports event, thereby improving its corporate image and its value to the community.

Table of Contents

Corporate Information

Registered Corporate Name in Chinese

中國銀行股份有限公司

Registered Corporate Name in English

BANK OF CHINA LIMITED

Legal Representative

XIAO Gang

Authorised Representatives

LI Lihui
YEUNG Jason Chi Wai

Secretary to the Board of Directors

YEUNG Jason Chi Wai

Qualified Accountant

LEUNG Frances Kim Lan

Listing Affairs Representative

LUO Nan

Registered Address of Head Office

No.1 Fuxingmen Nei Dajie, Beijing, China

Office Address

No.1 Fuxingmen Nei Dajie, Beijing, China, 100818

Telephone: 86-10-66592638
Facsimile: 86-10-66594568
Website: http://www.boc.cn
E-mail: bocir@bank-of-china.com

Place of Business in Hong Kong

Bank of China Tower, 1 Garden Road, Central, Hong Kong

Selected Newspapers and Websites for Information Disclosure

In accordance with the regulations in the Chinese Mainland, the Bank publishes the CAS announcement on the following newspapers in Chinese:
China Securities, Shanghai Securities, Securities Times

Website designated by CSRC for publication of the Annual Report: http://www.sse.com.cn

Website of Hong Kong Exchanges and Clearing Limited for publication of the Annual Report:
http://www.hkexnews.hk

Annual Reports of the Bank are also available at major business locations

Hong Kong Legal Advisor

Allen & Overy

China Legal Advisor

King & Wood PRC Lawyers

Compliance Advisors

Goldman Sachs (Asia) L.L.C
UBS AG acting through its business group, UBS Investment Bank

Sponsors for A Share

China Galaxy Securities Co., Ltd.
CITIC Securities Co., Ltd.
Guotai Junan Securities Co., Ltd.

Auditors

Domestic auditor

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address:
11th Floor, PwC Centre, No.202 Hubin Road, Shanghai, China, 200021

International auditor

PricewaterhouseCoopers
Address:
22/F, Prince's Building, Central, Hong Kong

Date of First Registration

31 October 1983

Modified Registration Date

26 August 2004

Authority of First Registration

State Administration of Industry and Commerce, PRC

Corporate Business Licence Serial Number

1000001000134

Financial Institution Licence Serial Number

B0003H111000001

Tax Registration Certificate Number

JSZZ 110102100001342

Stock Information

A Shares

Shanghai Stock Exchange

Stock Name

中國銀行

Stock Code

601988

H Shares

The Stock Exchange of Hong Kong Limited

Stock Name

Bank of China

Stock Code

3988







We uphold Integrity

Message from the Chairman

During the year, we achieved an after-tax profit attributable to shareholders of RMB56.248 billion, a year-on-year growth of 31.33%. We recorded earnings per share (EPS) of RMB0.22, a return on average total assets (ROA) of 1.10%, and a return on average equity (ROE) of 14.00%. At the end of 2007, the ratio of identified impaired loans to gross loans decreased from 4.24% at the end of 2006 to 3.17%, and the identified impaired loans dropped by RMB12.915 billion to RMB90.317 billion. The Group's market capitalisation was USD197.8 billion at the end of 2007, making our Bank the fourth largest listed bank across the globe. The Board of Directors has proposed a cash dividend of RMB0.10 per share for the year 2007 to the Annual General Meeting for approval, which is scheduled on 19 June 2008.

The year witnessed sustained growth of the global economy but also turbulence and heightened risks in the financial markets triggered by the US subprime mortgage crisis. The financial markets in the Chinese Mainland are generally stable. Real progress was made in the development of China's capital market and in the flexibility of the RMB exchange rate. The year was also one in which the government stepped up its macro-economic regulation, further enhanced regulation of the banking sector, advanced its financial reforms and further opened up the economy to the global market.

One of our major accomplishments has been the adoption of the concept of scientific development as a core component of our business strategy, which will go far in helping us attain our goal of becoming a leading international bank in the global financial market. With this objective in mind, we improved our operational and management capabilities by promoting innovation throughout our business and instilling a customer focused culture in our banking practices that will enhance our Bank's brand value and market competitiveness. At the same time, we cooperated with our strategic investors on multiple fronts to strengthen our business and management infrastructure. Our successful efforts were evident in the greater synergies achieved with our strategic investors and within our Bank.

One of our greatest competitive strengths as a provider of financial services is our diversified business platform. During the year, BOC Insurance was authorised to operate as a domestically incorporated company and BOC Investment Management was restructured as a direct subsidiary of the Group in early 2008.

In 2007, we made substantial progress in the strategic transformation of our corporate banking services and enhancing customer focused services by marketing a full range of financial services and products, and promoting the new small and medium sized enterprises business pilot programme. We also implemented a personal banking business strategy that increases the importance of personal banking in our business structure. We have developed a greater range of wealth management products and services for medium-end and high-end customers, an initiative that has already yielded results in the form of an immediate improvement to our profits. In addition, we expanded our overseas operations during the year with the establishment of a UK subsidiary, a Rotterdam branch and European/African Syndicated Loan Center to meet the demands of both our domestic and overseas customers. In support of our ongoing growth, we further improved our risk management capabilities. Among other initiatives, we made improvements to our system of internal controls, implemented new information technology infrastructure, optimised our operational and service systems and enhanced our reform of human resources management, while further developing our Bank's corporate culture.

Equally as important to our long-term growth, we continued to improve our corporate governance structure according to the principles of scientific decision-making and effective supervision. During the year, we held our first Annual General Meeting of shareholders after the Bank's IPO and an extraordinary shareholders' meeting. Both occasions provided excellent opportunities for communicating with our shareholders. We also adjusted the composition of our Board and Board Committees, which enhanced the decision-making and supervision capabilities of the Board, and we further strengthened our senior management through a global recruitment process successfully appointing a Chief Credit Officer and a Chief Audit Officer specialising in international bank management. I would like to take this opportunity, on behalf of the Board, to express our heartfelt thanks to the retired Directors Hua Qingshan, Yu Erniu, Zhu Yan, Zhang Xinze, William Peter Cooke and Patrick de Saint-Aignan for their dedication and contributions to the Bank's development. I would also like to extend a warm welcome to our new Directors, Cai Haoyi, Wang Gang, Lin Yongze, Huang Shizhong, Huang Danhan and Zhou Zaiqun, whose rich experience will benefit the Bank enormously.

In 2008, we believe the global economic climate will remain positive on the whole, although elements of uncertainty and risk will undoubtedly continue to affect the international financial markets. As China's economy and financial system becomes further integrated into the global economy, the interaction

between China and the rest of the world will grow stronger. While continuing to introduce further reform measures that open up China's economy, the Government will strengthen and improve its macroeconomic regulation and implement prudent fiscal and tightened monetary policies. With the approach of the long-awaited 2008 Beijing Olympic Games, Bank of China as the sole banking partner of the Games has adopted 'Serving the Olympics' as its theme. We look forward to serving the Games with the goal of achieving alignment between the success of this milestone sporting event and the Bank's own development. To this end, we will capitalise on the successes of the 2008 Beijing Olympic Games to further promote our development strategy. As part of this strategy, we will focus on our customers, accelerate business restructuring within the Bank, improve the utilisation of our resources, and support the rapid and sustainable development of all our businesses. We will also be unrelenting in our work to improve the Bank's risk management and internal control systems, and upgrade our infrastructure at both the network and grass-roots levels, bringing an even higher quality service to our valued customers, and further developing our overseas business. Most importantly, we will combine the Olympic spirit with our corporate culture of 'delivering excellence'.

On a final note, I would like to express my gratitude to the directors for their outstanding guidance and contributions to the Bank during the year. I would also like to avail myself of this opportunity to thank our shareholders and customers who have offered us their consistent support. My thanks also go to all of our staff at Bank of China. Their diligence and dedication have injected new vitality into our Bank, which has been in existence for almost a century, and inspired us to reach our target of becoming a leading international bank.

Xiao Gang
Chairman
25 March 2008

Message from the President

In 2007, Bank of China continued to improve operating performance. In accordance with International Financial Reporting Standards, as of 31 December 2007, total assets of our Bank amounted to RMB5,991.217 billion, total liabilities RMB5,540.560 billion, and equity attributable to shareholders RMB420.430 billion, a year-on-year increase of 12.46%, 12.73% and 9.80% respectively. We achieved an after-tax profit of RMB62.036 billion in the year, an increase of 28.53% over 2006 and an after-tax profit attributable to our shareholders of RMB56.248 billion, up 31.33% from the year before. Earnings per share reached RMB0.22, an increase of 22.22%. ROA rose by 0.14 percentage point to 1.10%, and ROE maintained stable as the previous year, reaching 14.00%.

The after-tax profit of our Bank maintained rapid growth in 2007, primarily as a result of a stable increase in operating income, a notable improvement in asset quality and maintenance of credit cost at a relatively low level.

Our Bank's net interest spread and net interest margin increased by 31 basis points each to 2.59% and 2.76% respectively, driven by the expansion of our high-yield assets and demand deposits. As a result, net interest income reached RMB152.745 billion, up 25.85% from the previous year. Total deposits grew by 7.55% from the end of 2006, loans increased by 17.21%, and investment securities decreased by 9.49% compared with the previous year-end.

We achieved non-interest income of RMB29.967 billion in 2007, an increase of 10.96% over the previous year. Of this amount, net fee and commission income showed considerable growth of 91.92%. The strength of our diversified operation became more apparent during the year as contributions from our investment banking, direct investment, insurance, leasing and fund management businesses to the total pre-tax profit grew from 7.43% in 2006 to 11.45% in 2007.

We continued to improve our risk management capabilities and significantly enhanced asset quality during the year. In 2007, we were able to maintain credit cost at a low level of 0.31%, a drop of 0.22 percentage point from 2006. Identified impaired loans decreased by RMB12.915 billion from the end of 2006 to RMB90.317 billion at the end of 2007. The ratio of identified impaired loans to gross loans hence dropped by 1.07 percentage points to 3.17%. At the end of 2007, the ratio of allowance for loan impairment losses to identified impaired loans stood at 106.37%, an increase of 15.03 percentage points from the previous year-end.

We rationalised our organisational structure and business processes to improve operating efficiencies. During the year, we established an Executive Committee and under this committee established the management and decision-making committees for corporate banking, personal banking, financial markets and operation service. We also set up the special committees for procurement review and asset disposal. We adjusted geographic distribution and accelerated the upgrading of business outlets, fulfilling the objectives of the 2006 three-year organisational plan ahead of schedule.

We further strengthened our internal control environment by building on the 'three lines of defence' and improving oversight in lower-level outlets with a focus on fraud prevention. During the year, we also paid greater attention on internal controls, which resulted in a decrease of fraud cases and amounts involved by 63% and 96% respectively from 2006.

We developed centralisation of bank-wide management information and financial reporting through implementation of the IT blueprint and improving allocation of IT resources.

We also further reformed human resources to a market-oriented model. Our Bank has formally set 'delivering excellence' as our core value and developed a corporate culture that places emphasis on integrity, performance, responsibility, innovation and harmony.

During the year, we promoted a policy of cooperation with our strategic investors (including RBS Group, Fullerton Financial Holdings, UBS AG and Asian Development Bank) in areas of corporate banking, personal banking and financial markets

businesses. Significant progress was also made in risk management, internal control, treasury and human resources management.

2008 will be another year of opportunity for us. Following the concept of scientific development, we will enhance our core competitiveness, accelerate the transformation of our operating and growth model, improve our business structure and service models and enhance risk management and internal control. We will also focus on infrastructure development, encourage product innovation, reform human resources management and strengthen the corporate culture of our Bank. As the official banking partner of the Beijing Olympics, we are ready to serve the Olympic Games to the best of our ability. And finally, we are intent on delivering rapid and sustainable growth to achieve our goal of becoming a top-tier international bank.

On behalf of the management of the Bank, I would like to express our sincere gratitude to the Board of Directors and the Board of Supervisors for your guidance and support; to the community at large for your trust and support; and to all our colleagues at home and abroad for your invaluable contributions. I continue to wholeheartedly believe that with our concerted efforts, relentless drive and continued pursuit of excellence, Bank of China can look forward to a bright future.

Li Lihui
President
25 March 2008







We deliver Performance



Management Discussion and Analysis — Brief Review and Forecast on the Economic and Financial Environment

In 2007, the global economy maintained a steady pace of growth. As reported by the International Monetary Fund, the global economy grew by 4.9%, slightly lower than the 5% of the previous year. However, the subprime mortgage loan crisis that began in the US and threw the other major developed economies of the world into turmoil, slowed US economic growth down to 2.2% from 2.9% in the previous year. In contrast, emerging markets were little affected and managed to register robust growth during the year. In 2007, the Chinese economy continued to show strong and rapid growth, with a decade-high GDP growth of 11.4% and a soaring foreign trade surplus of USD262.197 billion, fixed asset investment increases of 24.8%, and consumer sales volumes growth of 16.8%.

The global financial market during the year was marked by turbulence, underlined by increasing risk. Triggered by the subprime mortgage loan crisis in the US and rising uncertainty, market rates fluctuated dramatically. Major bond yield fell during the second half of the year after a steady climb in the first half. The US Dollar depreciated against the currencies of its major trading partners, with margins of 9.6% and 6.5% against the Euro and Yen, respectively. During the year, the world's major stock indices hit record highs, but also experienced an increase in a range of fluctuations. Within this tumultuous financial environment, the international banking sector faced increased operational risk.

In the Chinese financial market, the year was characterised by stable and steady development and the emergence of a booming capital market. The central bank adjusted benchmark interest rates for RMB deposits and loans six times, raised the RMB deposit reserve ratio ten times and issued directional bills seven times in the year. Moreover, the Ministry of Finance issued RMB1.55 trillion in special treasury bonds. Within the year, M2 increased by 16.72%, RMB loans from financial institutions by 16.10% and RMB deposits by 16.07%. The RMB demonstrated greater flexibility, ending the year at 7.3046 to 1 USD (middle rate), an appreciation of 6.90% compared with the previous year-end. China's total stock market capitalisation reached RMB32.71 trillion at the end of the year, up 265.91%. Financing volumes through public offerings amounted to RMB843.186 billion, the highest in the world. The bond market performed well with the coupon issuance rate rising steadily throughout the year. At the end of 2007, the market value of RMB bonds rose to RMB12.25 trillion, an increase of 29.16% from the beginning of the year.

In 2007, the Chinese banking sector continued to reform and open up, and its supervision became increasingly sophisticated and efficient. Among other measures introduced to develop the banking sector, the PBOC and CBRC strengthened credit management for commercial properties, published the *Guidelines on Operational Risk Management of Commercial Banks*, and established the Reference Benchmark for Measuring Market Risk of Banking Institutions.

The Chinese banking industry experienced higher than expected growth in 2007, mainly thanks to improved operational efficiencies brought about by institutional reform of the banking sector, a rapid rise in interest income, and soaring non-interest income as a result of the prospering capital market.

Recently, the global economy has begun to slow with increasing inflation pressure. The financial market is experiencing increased volatility and global economic development is facing increasing uncertainty and risk. Nevertheless, the Chinese economy, driven by industrialisation, urbanisation, internationalisation and the upgrading of industrial and consumer structures, is gaining momentum. To ensure its ongoing development, the Government has identified as its paramount goals for 2008 the need to avoid overheating of the economy, and in particular preventing structural price hikes from

evolving into increased inflation. In support of these objectives, the Government has begun to enforce a tighter monetary policy.

The banking industry will face increasing credit, market and liquidity risks owing to changes in the macro-economic and financial environment and the Government's regulatory policies. However, improving provision coverage ratios, together with business diversification and rapid growth in fee-based income among commercial banks, leads the Bank to believe that the Chinese banking sector will maintain its rapid rate of growth in 2008.

The Bank will follow a scientific approach of development as its guiding principle and focus on enhancing its core competitiveness. To achieve this, the Bank will upgrade its operational mechanisms and development models, improve business framework, transform service orientation, strengthen risk management and internal controls, focus on infrastructure construction and product innovation, reform human resource management, cement corporate culture and push for the stable, rapid and sustainable development of businesses. By fulfilling these targets, the Bank is confident that it can accelerate the development towards a first-class international bank.

Growth of Global and Chinese Economies from 2003 to 2007


%
12.00
10.00
8.00
6.00
4.00
2.00
0.00
2003
2004
2005
2006
2007
Growth rate of global economy
GDP growth of China

Change of Interest Rates of Major Countries/Regions from 2003 to 2007


%
7.00
6.00
5.00
4.00
3.00
2.00
1.00
2003
2004
2005
2006
2007
Fed funds rate
ECB refinancing rate
RMB 1-Yr deposit rate
HKD discount window base rate

Movement of RMB Exchange Rates since Exchange Rate Reform


RMB against JPY
RMB against USD & EURO
2005/7/21
2005/10/17
2006/1/10
2006/4/11
2006/7/11
2006/10/10
2007/1/5
2007/4/6
2007/7/6
2007/9/28
2007/12/28
RMB/USD
RMB/EUR
RMB/JPY

Growth of Chinese Monetary Loans from 2003 to 2007


%
25.00
20.00
15.00
10.00
5.00
2003
2004
2005
2006
2007
M1 growth rate
M2 growth rate
YoY growth of outstanding RMB loans

Management Discussion and Analysis — Financial Review

Summary of Financial Position and Results of Operations of the Group for 2007

Profit for the year

For 2007, the Group earned a profit after tax of RMB62.036 billion, an increase of RMB13.772 billion or 28.53% compared with the prior year. Profit attributable to the equity holders of the Bank amounted to RMB56.248 billion, an increase of RMB13.418 billion or 31.33%. The improvement in profit for the year was attributable to robust growth in operating income, a notable improvement in asset quality, and maintenance of credit cost at a relatively low level.



RMB million
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2003
2004
2005
2006
2007
Profit for the year
Profit attributable to the equity holders of the Bank

Earnings per share

For 2007, both basic and diluted earnings per share were RMB0.22, an increase of RMB0.04 compared with the prior year, showing steady growth since 2004.



RMB
0.25
0.20
0.15
0.10
0.05
0.00
2003
2004
2005
2006
2007

ROA & ROE

For 2007, return on average total assets was 1.10%, an increase of 0.14 percentage point compared with the prior year. Return on average equity was 14.00%, maintained stable compared with the prior year.



ROA %
ROE %
2.00
1.50
1.00
0.50
0.00
16.00
12.00
8.00
4.00
0.00
2003
2004
2005
2006
2007
ROA
ROE

Revenue growth

The Group achieved operating income of RMB182.712 billion, an increase of RMB34.334 billion or 23.14% compared with the prior year. This increase was primarily due to the steady increase in the average balance of interest-earning assets, an increase in net interest margin, as well as a continued improvement in non-interest income. Please refer to the 'Net interest income' and 'Non-interest income' sections for more detailed information.



RMB million
200,000
150,000
100,000
50,000
0
2003
2004
2005
2006
2007

Non-interest income to operating income ratio

The Group recognised non-interest income of RMB29.967 billion in 2007, an increase of RMB2.960 billion or 10.96% compared with the prior year. The ratio of non-interest income to operating income was 16.40%. Please refer to the 'Non-interest income' section for more detailed information.



RMB million
%
200,000
150,000
100,000
50,000
0
30.00
22.50
15.00
7.50
0.00
2003
2004
2005
2007
Operating income
Non-interest income
Ratio of non-interest income to operating income

Cost to income ratio

The cost to income ratio was 46.54%, maintained stable compared with the prior year. Please refer to the 'Operating expenses' section for more detailed information.


%
55.00
50.00
45.00
40.00
35.00
30.00
2003
2004
2005
2006
2007
Cost to income ratio
Cost to income ratio (excluding business and other taxes)

Identified impaired loans

At the end of 2007, identified impaired loans totalled RMB90.317 billion, a decrease of RMB12.915 billion compared with the prior year-end. The ratio of identified impaired loans to gross loans was 3.17%, a decrease of 1.07 percentage points compared with the prior year-end. With the increase in the size of the Group's loan portfolio in recent years, the asset quality has improved significantly as a result of continuous improvement in the Group's credit risk management processes and a continued focus on disposal of non-performing assets. Please refer to the 'Risk management' section for more detailed information.


RMB million
%
400,000
300,000
200,000
100,000
0
20.00
15.00
10.00
5.00
0.00
2003
2004
2005
2006
2007
Identified impaired loans
Identified impaired loans to gross loans

Credit cost and ratio of allowance for loan impairment losses to identified impaired loans

For 2007, credit cost was 0.31% of average loans, a decrease of 0.22 percentage point compared with the prior year. Credit cost has been maintained at a relatively low level. At the end of 2007, allowance for loan impairment losses was RMB96.068 billion, an increase of RMB1.775 billion compared with the prior year-end. The ratio of allowance for loan impairment losses to identified impaired loans was 106.37%, an increase of 15.03 percentage points compared with the prior year-end, the highest level in the past years. Please refer to the 'Impairment losses on loans' and 'Risk management' sections for more detailed information.


Credit cost %
Allowance for loan impairment losses to identified impaired loans %
2.50
2.00
1.50
1.00
0.50
0.00
125.00
100.00
75.00
50.00
25.00
0.00
2004
2005
2006
2007
Allowance for loan impairment losses to identified impaired loans
Credit cost

Capital adequacy ratio

At the end of 2007, the Group's capital adequacy ratio was 13.34% and its core capital adequacy ratio was 10.67%, declined slightly compared with those at the prior year-end.


%
20.00
15.00
10.00
5.00
0.00
2004
2005
2006
2007
Capital adequacy ratio
Core capital adequacy ratio

Income Statement Analysis

The principal components of the Group's income statement are set out in the following table:

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net interest income	**152,745**	121,371	101,008	88,435	76,597
Non-interest income	**29,967**	27,007	24,098	27,378	17,599
Including: net fee and commission income	**27,488**	14,323	9,247	8,557	7,353
Operating income	**182,712**	148,378	125,106	115,813	94,196
Operating expenses	**(85,026)**	(68,731)	(59,984)	(54,879)	(46,080)
Impairment losses on loans	**(8,252)**	(12,342)	(11,486)	(23,812)	(18,100)
Operating profit	**89,434**	67,305	53,636	37,122	30,016
Profit before income tax	**90,697**	67,937	53,811	37,263	29,947
Income tax expense	**(28,661)**	(19,673)	(22,253)	(10,198)	(3,162)
Profit for the year	**62,036**	48,264	31,558	27,065	26,785
Profit attributable to the equity holders of the Bank	**56,248**	42,830	25,921	22,301	23,615

Note: Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were excluded from non-interest income in the year 2003.

Net Interest Income

In 2007, the Group earned a net interest income of RMB152.745 billion, an increase of RMB31.374 billion or 25.85% compared with the prior year.

Net interest income is affected by the average balances and average interest rates of interest-earning assets and interest-bearing liabilities. The average balances[1], average interest rates of major interest-earning assets and interest-bearing liabilities related to the Group and its domestic RMB and foreign currency activities are summarised in the following table:

1 Average balances of interest-earning assets and interest-bearing liabilities are average daily balances derived from the Bank's management accounts (unaudited).

Unit: RMB million, except percentages

Items	2007 Average balance	2007 Average interest rate	2006 Average balance	2006 Average interest rate	Change[6] Average balance	Change[6] Average interest rate
Group						
Interest-earning assets						
Loans	**2,665,549**	**5.94%**	2,353,694	5.48%	311,855	46 BPs
Investment debt securities[1]	**1,897,204**	**3.87%**	1,895,643	3.54%	1,561	33 BPs
Balances with central banks	**456,955**	**1.67%**	337,362	1.57%	119,593	10 BPs
Due from banks and other financial institutions[2]	**507,167**	**4.40%**	372,961	3.72%	134,206	68 BPs
Total	**5,526,875**	**4.74%**	4,959,660	4.34%	567,215	40 BPs
Interest-bearing liabilities						
Due to customers[3]	**4,374,893**	**2.04%**	4,070,308	1.96%	304,585	8 BPs
Due to banks and other financial institutions[4]	**577,058**	**2.53%**	373,811	2.51%	203,247	2 BPs
Other borrowed funds[5]	**123,503**	**4.35%**	109,910	4.21%	13,593	14 BPs
Total	**5,075,454**	**2.15%**	4,554,029	2.06%	521,425	9 BPs
Net interest spread		**2.59%**		2.28%		31 BPs
Net interest margin		**2.76%**		2.45%		31 BPs
Domestic RMB activities						
Interest-earning assets						
Loans	**1,872,598**	**6.06%**	1,604,617	5.43%	267,981	63 BPs
Investment debt securities	**967,693**	**2.81%**	906,823	2.35%	60,870	46 BPs
Balances with central banks	**403,662**	**1.75%**	274,414	1.70%	129,248	5 BPs
Due from banks and other financial institutions	**111,475**	**3.23%**	76,280	2.20%	35,195	103 BPs
Total	**3,355,428**	**4.51%**	2,862,134	4.01%	493,294	50 BPs
Interest-bearing liabilities						
Due to customers	**3,079,357**	**1.68%**	2,792,952	1.57%	286,405	11 BPs
Due to banks and other financial institutions	**319,964**	**1.89%**	176,661	2.14%	143,303	(25) BPs
Other borrowed funds	**60,781**	**4.69%**	60,001	4.62%	780	7 BPs
Total	**3,460,102**	**1.75%**	3,029,614	1.67%	430,488	8 BPs
Net interest spread		**2.76%**		2.34%		42 BPs
Net interest margin		**2.70%**		2.24%		46 BPs
Domestic foreign currency activities				Unit: USD million, except percentages		
Interest-earning assets						
Loans	41,776	5.57%	**40,692**	**5.20%**	**1,084**	**37 BPs**
Investment debt securities	72,607	4.97%	**77,096**	**4.74%**	**(4,489)**	**23 BPs**
Balances with central banks	2,658	0.08%	**2,011**	**0.10%**	**647**	**(2) BPs**
Due from banks and other financial institutions	35,351	4.54%	**25,680**	**3.08%**	**9,671**	**146 BPs**
Total	152,392	4.95%	**145,479**	**4.51%**	**6,913**	**44 BPs**
Interest-bearing liabilities						
Due to customers	56,908	2.30%	**59,288**	**1.98%**	**(2,380)**	**32 BPs**
Due to banks and other financial institutions	27,103	2.86%	**19,465**	**2.50%**	**7,638**	**36 BPs**
Other borrowed funds	5,773	3.67%	**6,391**	**3.65%**	**(618)**	**2 BPs**
Total	89,784	2.56%	**85,144**	**2.22%**	**4,640**	**34 BPs**
Net interest spread		2.39%		**2.29%**		**10 BPs**
Net interest margin		3.44%		**3.21%**		**23 BPs**

Notes:

1. Investment debt securities include debt securities available for sale, debt securities held to maturity, debt securities classified as loans and receivables, trading debt securities and debt securities designated at fair value.
2. Due from banks and other financial institutions includes placements with banks and other financial institutions.
3. Due to customers includes structured deposits.
4. Due to banks and other financial institutions includes amounts due to central banks, certificates of deposit and placements from banks and other financial institutions.
5. Other borrowed funds include bonds issued and other borrowings.
6. 100 basis points represent 1 percentage point.

The impact of volume and interest rate changes on consolidated net interest income of the Group, domestic RMB activities and domestic foreign currency activities are summarised in the following table:

Unit: RMB million

Items	2007	2006	Change	Analysis of net interest income variances	
				Volume	Interest rate[1]
Group					
Interest income					
Loans	**158,390**	128,934	29,456	17,090	12,366
Investment debt securities	**73,500**	67,195	6,305	55	6,250
Balances with central banks	**7,645**	5,313	2,332	1,878	454
Due from banks and other financial institutions	**22,336**	13,892	8,444	4,992	3,452
Total	**261,871**	215,334	46,537	24,015	22,522
Interest expense					
Due to customers	**89,170**	79,939	9,231	5,970	3,261
Due to banks and other financial institutions	**14,584**	9,393	5,191	5,101	90
Other borrowed funds	**5,372**	4,631	741	572	169
Total	**109,126**	93,963	15,163	11,643	3,520
Net interest income	**152,745**	121,371	31,374	12,372	19,002
Domestic RMB activities					
Interest income					
Loans	**113,492**	87,128	26,364	16,451	9,913
Investment debt securities	**27,205**	21,274	5,931	1,430	4,501
Balances with central banks	**7,060**	4,669	2,391	2,197	194
Due from banks and other financial institutions	**3,604**	1,677	1,927	774	1,153
Total	**151,361**	114,748	36,613	20,852	15,761
Interest expense					
Due to customers	**51,745**	43,967	7,778	3,117	4,661
Due to banks and other financial institutions	**6,039**	3,773	2,266	3,067	(801)
Other borrowed funds	**2,849**	2,774	75	36	39
Total	**60,633**	50,514	10,119	6,220	3,899
Net interest income	**90,728**	64,234	26,494	14,632	11,862
Domestic foreign currency activities				Unit: USD million	
Interest income					
Loans	**2,326**	2,116	210	56	154
Investment debt securities	**3,610**	3,658	(48)	(213)	165
Balances with central banks	**2**	2	–	1	(1)
Due from banks and other financial institutions	**1,606**	792	814	298	516
Total	**7,544**	6,568	976	142	834
Interest expense					
Due to customers	**1,311**	1,173	138	(37)	175
Due to banks and other financial institutions	**775**	486	289	191	98
Other borrowed funds	**212**	233	(21)	(23)	2
Total	**2,298**	1,892	406	131	275
Net interest income	**5,246**	4,676	570	11	559

Note:

1. Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

The average balances and average interest rates of domestic loans and due to customers classified by business type are summarised in the following table:

Unit: RMB million, except percentages

Items	2007 Average balance	2007 Average interest rate	2006 Average balance	2006 Average interest rate	Change Average balance	Change Average interest rate
Domestic RMB activities						
Loans						
Corporate loans	**1,221,641**	**6.24%**	1,033,083	5.77%	188,558	47 BPs
Personal loans	**517,800**	**6.19%**	402,951	5.69%	114,849	50 BPs
Trade bills	**133,157**	**3.88%**	168,583	2.72%	(35,426)	116 BPs
Total	**1,872,598**	**6.06%**	1,604,617	5.43%	267,981	63 BPs
Due to customers						
Corporate demand deposits	**888,047**	**0.99%**	704,060	0.93%	183,987	6 BPs
Corporate time deposits	**400,606**	**2.49%**	393,862	2.09%	6,744	40 BPs
Personal demand deposits	**511,661**	**0.76%**	445,755	0.73%	65,906	3 BPs
Personal time deposits	**1,116,130**	**2.34%**	1,112,376	2.16%	3,754	18 BPs
Others	**162,913**	**1.83%**	136,899	1.43%	26,014	40 BPs
Total	**3,079,357**	**1.68%**	2,792,952	1.57%	286,405	11 BPs
Domestic foreign currency activities				Unit: USD million, except percentages		
Loans	**41,776**	**5.57%**	40,692	5.20%	1,084	37 BPs
Due to customers						
Corporate demand deposits	**12,767**	**1.10%**	11,530	1.07%	1,237	3 BPs
Corporate time deposits	**4,180**	**4.04%**	4,473	3.96%	(293)	8 BPs
Personal demand deposits	**8,207**	**0.65%**	8,402	0.67%	(195)	(2) BPs
Personal time deposits	**19,101**	**2.19%**	23,398	2.01%	(4,297)	18 BPs
Others	**12,653**	**4.18%**	11,485	3.02%	1,168	116 BPs
Total	**56,908**	**2.30%**	59,288	1.98%	(2,380)	32 BPs

For 2007, the Group's net interest spread (NIS) and net interest margin (NIM) rose by 31 basis points to 2.59% and 2.76%, respectively, compared with the prior year.


Net Interest Margin (Group)
%
5.00
4.00
3.00
2.00
1.00
0.00
2.16
2.24
2.33
2.45
2.76
2003
2004
2005
2006
2007


Net Interest Margin (Domestic)
%
5.00
4.00
3.00
2.00
1.00
0.00
2.64
2.72
2.43
2.24
2.70
1.54
1.71
2.38
3.21
3.44
2003
2004
2005
2006
2007
RMB
Foreign currency

The improvement in NIS and NIM was mainly attributable to the following:

(1) The PBOC's six adjustments in the benchmark rates of RMB-denominated deposits and loans in 2007, following the two upward adjustments in 2006, increased the benchmark rates of deposits and loans. The market rates of RMB also increased steadily during the year. At the end of 2007, the rates of 1-year RMB deposits and 1-year RMB loans rose by 1.62 and 1.35 percentage points to 4.14% and 7.47%, respectively, compared with the prior year-end. The yield on 1-year central bank notes rose by 1.232 percentage points to 4.038% and 1-year SHIBOR rose by 1.5729 percentage points to 4.5751%, respectively, compared with the prior year-end.

As a result, the average interest rates on major interest-earning assets and interest-bearing liabilities increased. Given that the Bank's RMB demand deposits accounted for a significant portion of its total deposits and the increase in the benchmark rate of this type of deposit was relatively lower[2], the extent of increase in average interest rate on the liabilities was relatively lower than that of the assets.


Average Interest Rate (Group)
%
5.00
4.00
3.00
2.00
1.00
0.00
3.87
4.34
4.74
1.66
2.06
2.15
2005
2006
2007
Interest-earning assets
Interest-bearing liabilities


Average Interest Rate – RMB (Domestic)
%
8.00
6.00
4.00
2.00
0.00
5.42
5.43
6.06
2.41
2.35
2.81
1.52
1.57
1.68
2005
2006
2007
Loans
Investment securities
Due to customers

2 The PBOC raised the benchmark interest rate on RMB demand deposit by 9 basis points on 21 July 2007, and then reduced it by 9 basis points on 21 December 2007.

(2) The Group intensified its efforts to improve asset structure and increase the proportion of higher yield interest-earning assets. At the end of 2007, the loan portfolio accounted for 49.76% of total interest-earning assets, an increase of 2.07 percentage points compared with the prior year-end. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio. At the end of 2007, trade bills accounted for 3.18% of the loan portfolio, a decrease of 2.87 percentage points compared with the prior year-end.


Loan Structure (Group)
%
80.00
60.00
40.00
20.00
0.00
69.91
69.99
71.12
23.39
23.96
25.70
6.70
6.05
3.18
31/12/2005
31/12/2006
31/12/2007
Corporate loans
Personal loans
Trade bills

(3) Affected by the rapid development of the domestic capital markets, the sentiment of the general public towards investing has increased, and there is a noticeable trend of shifting savings from time deposits to demand deposits. As a result, the proportion of demand deposits to total deposits increased by 2.34 percentage points to 45.12% at the end of 2007, compared with the prior year-end.


Deposits Structure (Group)
%
80.00
60.00
40.00
20.00
0.00
55.86
53.65
50.91
40.67
42.78
45.12
3.47
3.57
3.97
31/12/2005
31/12/2006
31/12/2007
Time deposits
Demand deposits
Others

(4) Improvement in asset quality, as a result of continuous improvement in the Group's credit risk management processes and focused efforts on disposal of non-performing assets, contributed significantly to the continuous decrease in the Group's identified impaired loans.

Non-interest Income

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net fee and commission income	**27,488**	14,323	9,247	8,557	7,353
Net trading (losses)/gains	**(662)**	(1,544)	4,283	8,882	4,303
Net (losses)/gains on investment securities	**(15,526)**	1,132	(582)	337	1,094
Other operating income	**18,667**	13,096	11,150	9,602	4,849
Total	**29,967**	27,007	24,098	27,378	17,599

Note: Net gains of RMB7.4 billion on the disposal of BOCHK Holdings' shares were excluded from non-interest income in the year 2003.

The Group reported a non-interest income of RMB29.967 billion in 2007, an increase of RMB2.960 billion or 10.96%, representing 16.40% of the operating income.

Net Fee and Commission Income

Unit: RMB million

Items	2007	2006	2005	2004	2003
Group					
Agency commissions	**14,383**	4,621	2,735	2,690	2,137
Settlement and clearing fees	**4,849**	3,848	2,941	2,626	2,237
Credit commitment fees	**3,590**	3,064	2,693	2,367	2,075
Bank card fees	**3,721**	2,937	2,340	1,840	1,340
Others	**5,011**	2,669	1,989	1,865	1,779
Fee and commission income	**31,554**	17,139	12,698	11,388	9,568
Fee and commission expense	**(4,066)**	(2,816)	(3,451)	(2,831)	(2,215)
Net fee and commission income	**27,488**	14,323	9,247	8,557	7,353
Domestic					
Agency commissions	**6,742**	1,406	823	647	425
Settlement and clearing fees	**3,542**	2,402	1,745	1,681	1,395
Credit commitment fees	**2,839**	2,164	1,784	1,407	1,191
Bank card fees	**2,636**	2,080	1,540	1,095	776
Others	**3,145**	1,541	1,112	654	532
Fee and commission income	**18,904**	9,593	7,004	5,484	4,319
Fee and commission expense	**(970)**	(964)	(1,797)	(1,432)	(1,128)
Net fee and commission income	**17,934**	8,629	5,207	4,052	3,191

In 2007, the Group earned a net fee and commission income of RMB27.488 billion, an increase of RMB13.165 billion or 91.92%, representing 15.04% of the operating income, an increase of 5.39 percentage points compared with the prior year. The Group's domestic operations earned a net fee and commission income of RMB17.934 billion, an increase of RMB9.305 billion or 107.83% compared with the prior year. The significant increase in the Group's agency income, particularly the agency commission income from fund distribution, was largely attributable to the rapid development of the domestic capital markets and positive investment sentiment of the general public.

Net Trading (Losses)/Gains

Unit: RMB million

Items	2007	2006	2005	2004	2003
Net (losses)/gains from foreign exchange and foreign exchange products	**(948)**	(1,496)	2,226	5,294	9,488
Net (losses)/gains from interest rate products	**(1,290)**	(302)	1,753	2,294	(5,333)
Net gains/(losses) from equity products	**1,442**	324	130	(178)	3
Net gains/(losses) from precious metals and other commodity products	**134**	(68)	150	1,271	(40)
Others	**-**	(2)	24	201	185
Total	**(662)**	(1,544)	4,283	8,882	4,303

The Group reported a net trading loss of RMB0.662 billion in 2007, a decrease of RMB0.882 billion compared with the loss in the previous year. Please refer to Note V.4 to the Financial Statements for more detailed information.

Net (Losses)/Gains on Investment Securities

Unit: RMB million

Items	2007	2006	2005	2004	2003
(Losses)/gains on derecognition of investment securities	**(3,263)**	1,178	(606)	529	1,217
(Allowance)/write back for impairment losses	**(12,263)**	(46)	24	(192)	(123)
Total	**(15,526)**	1,132	(582)	337	1,094

During 2007, the Group disposed of the higher risk portion of the US subprime mortgage related asset-backed securities (Subprime ABS) and all US subprime mortgage related collateralised debt obligations (Subprime CDOs). In addition, the Group recorded an impairment allowance for the debt securities held at the year-end. Please refer to the 'Business Review-Financial Market Business' section and Note III.3.6 to the Financial Statements for more detailed information.

Operating Expenses

Unit: RMB million

Items	2007	2006	2005	2004	2003
Staff costs	**36,261**	30,896	27,106	20,545	16,824
General operating and administrative expenses	**21,736**	16,378	14,801	13,536	10,830
Depreciation and amortisation	**7,094**	6,026	6,314	6,664	6,614
Business and other taxes	**8,726**	6,462	5,680	4,981	3,972
Insurance benefits and claims	**9,837**	7,484	4,153	3,256	2,362
Other expenses	**1,372**	1,485	1,930	5,897	5,478
Total	**85,026**	68,731	59,984	54,879	46,080

In 2007, the Group reported operating expenses of RMB85.026 billion, an increase of RMB16.295 billion or 23.71% compared with the prior year. The increase was mainly attributable to: (a) an increase in staff costs and general operating and administrative expenses in line with the growth of the Group's business activities; (b) significant growth in taxable income resulting in a corresponding increase in business and other taxes expenses; and (c) an increase in provisions for life insurance claims in line with the rapid growth of the life insurance business in 2007. Please refer to Note V.7 to the Financial Statements for more detailed information.

Impairment Losses on Loans

In 2007, the Group improved asset quality and achieved its 'dual decrease' objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. Impairment losses on loans for the period amounted to RMB8.252 billion, a decrease of RMB4.090 billion or 33.14%, and the credit cost decreased to 0.31%. The allowance for loan impairment losses totalled RMB96.068 billion at the end of 2007, an increase of RMB1.775 billion compared with the prior year-end. For additional information on loan quality and allowance for loan impairment losses, please refer to the 'Risk Management – Credit Risk' section.

Income Tax Expense

In 2007, the Group incurred an income tax expense of RMB28.661 billion, an increase of RMB8.988 billion or 45.69% compared with the prior year. The effective tax rate rose by 2.64 percentage points to 31.60%. The change in income tax expense was mainly attributable to: (a) significant growth in taxable income which resulted in a corresponding increase in income tax expense; and (b) approval by the National People's Congress of the PRC Enterprise Income Tax Law on 16 March 2007, which reduced the domestic enterprise income tax rate from 33% to 25% with effect from the beginning of 2008. In accordance with International Financial Reporting Standards, the Group re-measured its deferred tax assets and deferred tax liabilities of the domestic operations, which thereby resulted in an increase in the income tax expense.

The reconciliation of the statutory income tax rate to the effective income tax rate is set forth in Note V.11 to the Financial Statements.

Balance Sheet Analysis

The principal components of the Group's balance sheet are set out in the table below:

Unit: RMB million

	As at 31 December				
Items	**2007**	2006	2005	2004	2003
Assets					
Loans, net	**2,754,493**	2,337,726	2,152,112	2,072,919	1,921,861
Investment securities[1]	**1,712,927**	1,892,482	1,683,313	1,321,646	1,104,105
Balances with central banks	**751,344**	379,631	316,941	284,348	267,159
Due from banks and other financial institutions[2]	**423,904**	407,840	344,537	347,379	433,500
Other assets	**348,549**	309,974	243,145	238,929	246,655
Total	**5,991,217**	5,327,653	4,740,048	4,265,221	3,973,280
Liabilities					
Due to customers	**4,400,111**	4,091,118	3,699,464	3,338,448	3,033,364
Due to banks and other financial institutions[3]	**663,815**	368,059	376,898	319,613	329,239
Other borrowed funds[4]	**116,099**	123,571	112,343	95,802	81,052
Other liabilities	**360,535**	331,949	295,824	283,451	307,779
Total	**5,540,560**	4,914,697	4,484,529	4,037,314	3,751,434

Notes:

1. Investment securities include securities available for sale, securities held to maturity, securities classified as loans and receivables, and financial assets at fair value through profit or loss.
2. Due from banks and other financial institutions includes placements with banks and other financial institutions.
3. Due to banks and other financial institutions includes due to central banks, certificates of deposit and placements from banks and other financial institutions.
4. Other borrowed funds include bonds issued and other borrowings.

Loans

At the end of 2007, the Group had a total loan portfolio of RMB2,850.561 billion, an increase of RMB418.542 billion or 17.21% compared with the prior year-end. The quality of the Group's loan portfolio continued to improve during the year, with loans classified as special-mention decreasing significantly, resulting in an increase in the percentage of higher quality loans. The Group also continued to rebalance the mix of the loan portfolio to achieve higher yields by reducing the proportion of lower yielding trade bills in the portfolio.

Please refer to the 'Risk Management – Credit Risk' for more detailed information on loans.

Investment Securities

At the end of 2007, the Group held investment securities of RMB1,712.927 billion, a decrease of RMB179.555 billion or 9.49% compared with the prior year-end. Balancing the risk and reward, the Group increased its investments in PBOC bills and PRC treasury notes in 2007, and actively rebalanced the mix of its foreign currency securities investment portfolio. The classification of the Group's investment securities portfolio at the end of 2007 is shown in the following table:

Unit: RMB million, except percentages

	As at 31 December									
	2007		2006		2005		2004		2003	
Items	**Amount**	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Financial assets at fair value through profit or loss	**124,665**	**7.28%**	115,828	6.12%	111,782	6.64%	92,124	6.97%	115,144	10.43%
Securities available for sale	**682,995**	**39.87%**	815,178	43.07%	602,221	35.77%	357,587	27.06%	421,471	38.17%
Securities held to maturity	**446,647**	**26.08%**	461,140	24.37%	607,459	36.09%	457,994	34.65%	215,175	19.49%
Securities classified as loans and receivables	**458,620**	**26.77%**	500,336	26.44%	361,851	21.50%	413,941	31.32%	352,315	31.91%
Total	**1,712,927**	**100.00%**	1,892,482	100.00%	1,683,313	100.00%	1,321,646	100.00%	1,104,105	100.00%

Investment Securities by Issuer Type
31 December 2007 Unit: RMB million


835,027
Government and
government guaranteed
498,006
Financial institution
225,317
Public sector and
quasi-government
131,734
Corporate
22,843
Equity securities

Investment Securities by Issuer Type
31 December 2006 Unit: RMB million


817,491
Government and
government guaranteed
610,738
Financial institution
263,333
Public sector and
quasi-government
187,856
Corporate
13,064
Equity securities

Investment Securities by Currency
31 December 2007 Unit: RMB million


967,873
Renminbi
465,774
US dollar
164,879
HK dollar
114,401
Others

Investment Securities by Currency
31 December 2006 Unit: RMB million


878,669
Renminbi
705,773
US dollar
176,132
HK dollar
131,908
Others

Due to Customers

With the rapid development of the domestic capital markets in 2007, the sentiment of the general public towards saving has decreased, resulting in the slower growth of personal deposits. During the same period, the growth in deposits from financial institutions has accelerated. The trend of customers' shifting their savings to demand deposits, which resulted in the shortening of deposit tenors, was made apparent in 2007. At the end of 2007, the Group's deposits from customers amounted to RMB4,400.111 billion, an increase of RMB308.993 billion or 7.55% compared with the prior year-end. At the end of 2007, demand deposits accounted for 45.12% of total deposits, an increase of 2.34 percentage points compared with the prior year-end.

The following table sets forth the principal components of the Group and its domestic deposits from customers:

Unit: RMB million, except percentages

	As at 31 December									
	2007		2006		2005		2004		2003	
Items	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Group										
Corporate deposits										
Demand deposits	**1,174,722**	**26.70%**	979,653	23.95%	836,763	22.62%	776,648	23.26%	679,524	22.40%
Time deposits	**694,995**	**15.79%**	549,118	13.42%	511,983	13.84%	406,019	12.16%	332,606	10.96%
Sub-total	**1,869,717**	**42.49%**	1,528,771	37.37%	1,348,746	36.46%	1,182,667	35.42%	1,012,130	33.36%
Personal deposits										
Demand deposits	**810,720**	**18.43%**	770,583	18.83%	667,957	18.05%	697,028	20.88%	607,904	20.04%
Time deposits	**1,545,001**	**35.11%**	1,645,914	40.23%	1,554,369	42.02%	1,351,692	40.49%	1,324,511	43.66%
Sub-total	**2,355,721**	**53.54%**	2,416,497	59.06%	2,222,326	60.07%	2,048,720	61.37%	1,932,415	63.71%
Security and margin deposits	**174,673**	**3.97%**	145,850	3.57%	128,392	3.47%	107,061	3.21%	88,819	2.93%
Total	**4,400,111**	**100.00%**	4,091,118	100.00%	3,699,464	100.00%	3,338,448	100.00%	3,033,364	100.00%
Domestic										
Corporate deposits										
Demand deposits	**1,053,269**	**29.85%**	871,331	26.65%	734,140	25.08%	657,481	25.80%	574,030	25.09%
Time deposits	**517,173**	**14.65%**	420,017	12.85%	393,394	13.44%	283,435	11.12%	240,824	10.52%
Sub-total	**1,570,442**	**44.50%**	1,291,348	39.50%	1,127,534	38.52%	940,916	36.92%	814,854	35.61%
Personal deposits										
Demand deposits	**579,372**	**16.42%**	544,974	16.67%	470,508	16.07%	416,516	16.34%	351,875	15.38%
Time deposits	**1,214,757**	**34.42%**	1,295,672	39.62%	1,208,176	41.27%	1,091,760	42.84%	1,040,315	45.46%
Sub-total	**1,794,129**	**50.84%**	1,840,646	56.29%	1,678,684	57.34%	1,508,276	59.18%	1,392,190	60.84%
Security and margin deposits	**164,409**	**4.66%**	137,815	4.21%	121,344	4.14%	99,417	3.90%	81,310	3.55%
Total	**3,528,980**	**100.00%**	3,269,809	100.00%	2,927,562	100.00%	2,548,609	100.00%	2,288,354	100.00%

Customer Deposits by Currency
31 December 2007

Unit: RMB million


3,239,078
Renminbi
588,231
HK dollar
384,682
US dollar
188,120
Others

Customer Deposits by Currency
31 December 2006

Unit: RMB million


2,902,584
Renminbi
572,423
HK dollar
420,197
US dollar
195,914
Others

Equity

At the end of 2007, the Group's total equity was RMB450.657 billion, an increase of RMB37.701 billion or 9.13% compared with the prior year-end. This change was mainly attributable to: (a) the Group's profit for the year of RMB62.036 billion, in which the profit attributable to the equity holders of the Bank was RMB56.248 billion; and (b) a dividend of RMB10.154 billion paid in respect of 2006 profit approved by the shareholders of the Bank at the Annual General Meeting held on 14 June 2007.

Please refer to the Consolidated Statement of Changes in Equity in the Financial Statements for more detailed information.

Off-balance Sheet Items

Off-balance sheet items mainly include derivative financial instruments, contingent liabilities and commitments.

The Group entered into various foreign exchange rate, interest rate, equity, precious metals and other commodity derivative transactions principally for trading, asset and liability management and risk management purposes. Please refer to Note V.17 to the Financial Statements for the contractual/notional amounts and fair values of derivative instruments.

Contingent liabilities and commitments include legal proceedings, assets pledged, collateral accepted, capital commitments, operating leases, Certificate Treasury Bond redemption commitments and credit commitments. Credit commitments were the largest component, totalling RMB1,335.547 billion at the end of 2007. Please refer to Note V.41 to the Financial Statements for more detailed information on contingent liabilities and commitments.

Segment Reporting by Geography

The Group conducts its business activities in the Chinese Mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to the business activities, and the related assets and liabilities are set forth in the following table:

Unit: RMB million

	Chinese Mainland		Hong Kong & Macau		Other Overseas Locations		Elimination		The Group	
Items	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income	**130,533**	101,449	**19,998**	18,105	**2,214**	1,813	**–**	4	**152,745**	121,371
Non-interest income	**(160)**	7,061	**28,632**	19,564	**1,567**	931	**(72)**	(549)	**29,967**	27,007
Including: net fee and commission income	**17,934**	8,629	**8,628**	5,369	**926**	829	**–**	(504)	**27,488**	14,323
Operating expenses	**(61,134)**	(50,357)	**(22,269)**	(16,951)	**(1,695)**	(1,483)	**72**	60	**(85,026)**	(68,731)
Impairment (losses)/ write back on loans	**(8,831)**	(15,546)	**692**	2,983	**(113)**	221	**-**	–	**(8,252)**	(12,342)
Profit before income tax	**60,408**	42,607	**28,316**	24,388	**1,973**	1,482	**-**	(540)	**90,697**	67,937
Income tax expense	**(24,577)**	(16,138)	**(3,675)**	(3,435)	**(409)**	(290)	**-**	190	**(28,661)**	(19,673)
Profit for the year	**35,831**	26,469	**24,641**	20,953	**1,564**	1,192	**-**	(350)	**62,036**	48,264
Balance sheet items										
Assets	**4,778,855**	4,220,395	**1,158,713**	1,084,078	**236,754**	214,766	**(183,105)**	(191,586)	**5,991,217**	5,327,653
Liabilities	**4,451,257**	3,921,219	**1,047,913**	980,389	**224,495**	204,675	**(183,105)**	(191,586)	**5,540,560**	4,914,697

At the end of 2007, the total assets[3] of the Chinese Mainland segment amounted to RMB4,778.855 billion, an increase of RMB558.460 billion or 13.23% compared with the prior year-end, representing 77.40% of the Group's total assets, an increase of 0.93 percentage point. This segment achieved a profit for the year 2007 of RMB35.831 billion, an increase of RMB9.362 billion or 35.37% compared with the prior year, representing 57.76% of the Group's profit for the year.

At the end of 2007, the total assets of the Hong Kong & Macau segment amounted to RMB1,158.713 billion, an increase of RMB74.635 billion or 6.88% compared with the prior year-end, representing 18.77% of the Group's total assets. This segment achieved a profit for the year 2007 of RMB24.641 billion, an increase of RMB3.688 billion or 17.60% compared with the prior year, representing 39.72% of the Group's profit for the year.

The assets of the other overseas locations segment amounted to RMB236.754 billion, an increase of RMB21.988 billion or 10.24% compared with the prior year-end, representing 3.83% of the Group's total assets. This segment achieved a profit for the year 2007 of RMB1.564 billion, an increase of RMB0.372 billion or 31.21% compared with the prior year, representing 2.52% of the Group's profit for the year.

Please refer to the 'Business Review' section for more detailed information on business segments.

Critical Accounting Estimates and Judgements

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management believes that the accounting estimates and assumptions made properly reflected the economic conditions in which the Group was operating. Please refer to Note II and IV to the Financial Statements for more detailed information related to the Group's accounting policies and accounting estimates.

Other Financial Information

The reconciliation of equity and net profit of the Group prepared in accordance with IFRS to that prepared in accordance with CAS is set forth in 'Supplementary Information – Financial Statements Prepared in Accordance with CAS'.

[3] The figures for the segment assets, segment profit for the year and their respective percentages are prior to intragroup elimination.

Management Discussion and Analysis — Business Review

The Bank's business scope encompasses three main areas: commercial banking, investment banking and insurance. Commercial banking, as the core business of the Bank, contributed 89.81% of the Bank's operating profits in 2007.

The following table sets forth the operating profits in each line of business for the period indicated:

Unit: RMB million, except percentages

	2007		2006	
	Amount	**% of total**	Amount	% of total
Commercial banking	**80,322**	**89.81**	63,392	94.19
Investment banking	**1,384**	**1.55**	1,055	1.57
Insurance	**233**	**0.26**	581	0.86
Others	**7,495**	**8.38**	2,769	4.11
Elimination	**–**	**–**	(492)	(0.73)
Total	**89,434**	**100.00**	67,305	100.00

Commercial Banking

Commercial banking traditionally is the main business of the Bank, comprising of corporate banking, personal banking and financial market business (mainly treasury operations). The following table sets forth the operating profit of the main commercial banking business lines for the periods indicated:

Unit: RMB million, except percentages

	2007		2006	
	Amount	**% of total**	Amount	% of total
Corporate banking business	**47,620**	**59.29**	29,084	45.88
Personal banking business	**26,707**	**33.25**	20,590	32.48
Treasury operations	**5,995**	**7.46**	13,718	21.64
Total	**80,322**	**100.00**	63,392	100.00

Corporate Banking Business

Corporate banking contributes the majority of the Bank's profit. In 2007, the focus of corporate banking continued to be improvement of customer service, business coordination, product innovation and management model transformation. During the year, the corporate banking business unit was established to strengthen business line management. The Bank implements a development strategy of serving large-sized, high quality corporate customers and maintaining long-term relationships with large-sized premium customers. At the same time, the Bank acknowledges the importance of small and medium-sized enterprises (SMEs) as a key component of its corporate banking business and is dedicated to partnering with SMEs and providing them with efficient, professional and comprehensive solutions.


中國銀行

Business Operations

In 2007, the corporate banking business recorded a profit before tax of RMB47.620 billion, an increase of RMB18.536 billion from the previous year. Its average pre-tax ROA reached 2.47%.

Deposit Business

To offset the impact of the rapidly-growing capital market on corporate deposits, the Bank made a strong effort to increase the level of RMB corporate deposits. At the end of 2007, the balance of RMB corporate deposits in domestic operations reached RMB1,447.091 billion, an increase of RMB286.306 billion or 24.66% compared with the previous year-end, accounting for 8.13% of the total market share among all financial institutions. By the end of 2007, the balance of foreign currency-denominated corporate deposits in domestic operations was USD16.887 billion, an increase of USD167 million compared with the previous year-end. This enabled the Bank to maintain its leading position in foreign currency-denominated corporate deposits among all financial institutions in China with a market share of 18.71%, an increase of 1.65 percentage points compared with the previous year end. By the end of 2007, the outstanding balance of foreign currency-denominated corporate deposits in the Bank's overseas operations totalled USD 40.971 billion, up USD10.566 billion or 34.75% compared with the prior year-end.

Loan Business

The Bank further adjusted the corporate lending structure, adding more weight to loans for industries prioritised by the Bank's credit policy, to realise optimal allocation of credit resources. By the end of 2007, the outstanding balance of RMB-denominated corporate loans by the Bank's domestic operations was RMB1,370.321 billion, an increase of RMB125.262 billion or 10.06% compared with the previous year-end. This gave the Bank a market share of 6.25% in RMB lending among all financial institutions in China, down 0.20 percentage point from the previous year-end. The outstanding balance of foreign currency-denominated corporate lending by the Bank's domestic operations was USD49.264 billion, an increase of USD10.620 billion or 27.48% compared with the prior year-end. The Bank was thus able to maintain its leading position in the market for foreign currency-denominated corporate loans in China, with a market share of 22.46%. By the end of 2007, the outstanding balance of foreign currency-denominated corporate lending by the Bank's overseas operations totalled USD53.091 billion, an increase of USD14.358 billion or 37.07% compared with the previous year-end.

Financial Institutional Banking Business

The Bank attaches great importance to cooperation with financial institutions, offering a wide range of financial services to customers through customer referrals, resource sharing and collaborative development of new products. In 2007, the Bank expanded its deposits from financial institutions by taking advantage of the booming capital market. By the end of 2007, the balance of RMB deposits from financial institutions in its domestic operations reached RMB266.274 billion, an increase of RMB124.815 billion compared with the previous year-end; the balance of foreign currency-denominated deposits from financial institutions reached USD15.160 billion, an increase of USD3.977 billion compared with the prior year-end. The third-party cash custodian business also grew steadily in the year with total clients reaching 4.31 million.

The Bank conducted US Dollar, Euro, and Japanese Yen clearing services through its New York, Frankfurt and Tokyo branches. These branches, along with the Singapore branch, are all tier-one clearing banks in their domicile markets. During the year, the Bank endeavored to improve the quality of its clearing services and enhanced coordination between its domestic and overseas branches. As a result, the clearing volumes for US Dollar, Euro and Japanese Yen all hit historical highs in 2007. The New York branch ranked 11th in terms of USD clearing volumes in the Clearing House Inter-bank Payment System (CHIPS), and the Tokyo branch ranked 10th in terms of JPY clearing volume in the Japanese Yen clearing system, FXYCS.

International Settlement and Trade Finance

The international settlement business is one where the Bank enjoys a distinct competitive advantage. Facing intense competition, in 2007 the Bank achieved rapid and steady growth in international settlement and trade finance by strengthening coordination between its domestic and overseas outlets. In 2007, the transaction volume in the international settlement business conducted by the Bank's domestic operations reached USD950.059 billion, up 61.56% from the previous year, in which settlement volume for international trade business was USD603.539 billion, and for non-trade businesses was USD346.52 billion, up 22.46% and 264% from the last year, respectively. As a result, the Bank maintained its leading position in China's international trade settlement service market with the lion's share of the market at 30.51%. Other trade-related advantage businesses in the Bank's domestic operations, including guarantee, factoring, forfeiting and domestic letters of credit, all experienced rapid growth as evidenced by the annual increase of more than 36% in both transaction volume and fee income. Foreign currency-denominated trade finance transaction volumes reached USD35.793 billion, and the Renminbi-denominated trade finance transaction volume reached RMB71.426 billion, up 32.13% and 60.32% from the previous year, respectively.

Other Corporate Banking Businesses

The Bank offers a wide range of payment and settlement services to corporate customers, including bank drafts, promissory notes, checks, remittance, banker's acceptance, collections, simplified orders for multi-payments, bulk payments, receipt of funds and custody of bills. In 2007, the Bank's domestic operations generated a total of RMB1.173 billion in the payment and settlement business, an increase of 40% compared with the previous year. The Bank offers integrated online solutions to corporate customers, such as RMB account management, payables and receivables management, centralised management of group companies' internal funds, and fund sweeping services. In 2007, the number of Bank's Corporate Banking Services Online customers increased by 44.25% compared with the previous year, with the total transaction volume exceeding RMB27 trillion, up 154.69% from the year before.

Product and Service Innovation

To meet corporate customers' growing demand for innovative products and services, the Bank enhanced its corporate product mix, increased cooperation with other financial institutions and carried out credit asset acquisition business with industrial peers. The Bank enriched its Da series of trade finance products, by introducing the *Rongyi Da* (receivables-based financing), *Tongyi Da* (issuing letters of credit against receivables under other letters of credit), *Rongxin Da* (Export Credit Agency financing) and *Ronghuo Da* (financing based on mortgaged trading goods). New products launched included non-notification

factoring and forfeiting under avalised bills of exchange and promissory notes. In response to the global trend for trade settlement, the Bank was among the first to join the Trade Services Utility (TSU) launched by SWIFT and carried out the first real transaction under TSU in China.

Referring to the best practices of domestic and international peers and taking advantage of the experience shared by its strategic investors, the Bank improved its SMEs business model, modified credit policies and simplified lending procedures to SMEs. To cater for the financing needs of SMEs, the Bank introduced a customised product, 'QFE' (Quickly, Freely, and Economically), a structured receivables-based financing product that meets small and medium-sized corporate customers' short-term financing needs.

By integrating the clearing resources of its overseas branches and correspondent banks, the Bank successfully rolled out new payment products, such as 'Full Value Transfer Service', 'Taiwan Remittance', 'Priority Remittance', and 'Special Remittance Service', making the Bank a pioneer among local financial institutions in these products. The new products and services contributed to the ongoing development of the Bank's overseas branches and their correspondent banks, and helped the Bank expand its market coverage. In particular, the Bank's 'Taiwan Remittance' not only broadened the Bank's product mix, but also broke the monopoly of correspondent banks in this area.

Outlook

In 2008, the Bank will continue to enhance its corporate fee-based businesses, and focus on improvement of returns by customers and coordination between the head office and its domestic and overseas operations. The customer relations team will broaden its focus from loan and deposit taking to comprehensive marketing of all product lines and enhance synergies with the product teams. At the same time, concerted efforts will be made to enhance the corporate banking unit. The Bank will also further develop its capabilities in product management, human resources management, credit risk management and internal control in order to sharpen the competitive edge of its corporate banking business.

In implementation of the State's macro regulatory and tightened monetary policies, the Bank controls credit growth in accordance with the ceiling requirement and the Loan Granting Schedule from PBOC. The Bank will maintain a level of loan growth in 2008 equal to that in 2007, with an approximate growth rate of 13%.

Personal Banking Business

Personal banking is one of the key businesses in the Bank's development strategy. In 2007, the Bank further improved the management and operational structure of its personal banking business by establishing the Personal Banking Unit and strengthening line management. The Bank promoted the transformation of its service network operation models, launched differentiated service programs for various customer groups, reformed its marketing model and approval process for personal credit, and enhanced product and service innovation. All of these efforts have enabled the Bank to improve its business and income structure and expand its sources of revenue.

In 2007, the Bank's personal banking business recorded RMB26.707 billion in profits before-tax, an increase of RMB6.117 billion over the previous year. The pre-tax ROA reached 3.56%.

Savings Deposits

By the end of 2007, the total balance of RMB-denominated savings deposits in the Bank's domestic operation was RMB1,616.234 billion, an increase of RMB13.479 billion or 0.84% over the previous year-end, with a market share of 9.38% among all financial institutions. The balance of foreign currency deposits in the Bank's domestic operations was USD24.354 billion, a decrease of USD6.111 billion from the previous year-end, giving the Bank a market share of 51.79% among all financial institutions. The Bank's overseas operations maintained deposits of USD76.882 billion in equivalent foreign currencies, an increase of USD3.137 billion or 4.25% from the previous year-end.

In response to an increasing demand from personal banking customers for increasing and preserving the value of their personal financial assets, the Bank adjusted its operational strategy and promoted coordinated development of the savings deposits business and wealth management services.

Personal Loans

In 2007, the Bank made great efforts to promote the Direct Marketing sales model and improve its online centralised loan approval system. Loans granted to the Bank's personal customers grew substantially during the year.

By the end of 2007, the balance of personal loans in the Bank's domestic operations reached RMB585.533 billion, an increase of RMB141.953 billion or 32.00% from the previous year-end. Total loans of USD20.131 billion were granted by the Bank's overseas operations to personal customers, representing an increase of USD2.309 billion or 12.96% from the previous year.

Personal Fee-based Business

The Bank's personal fee-based businesses includes domestic and foreign currency remittance, personal exchange settlement and sales, foreign currency exchange, insurance products agency, mutual fund distribution, and agency payment and collection.

Personal foreign currency settlement and sales and personal international remittance are the traditional strengths of the Bank. During the year, the Bank increased the number of outlets dealing with settlement and sales of foreign currencies and fortified cooperation with specialised international remittance companies, increasing its revenue sources from foreign currency business. The Bank further segmented the personal foreign exchange business market, streamlined its foreign exchange products into a one-stop service package, and established the brand 'BOC Foreign Exchange'.

Taking advantage of the booming China capital market and the rapid development of investment products, the Bank's commission income soared due to the exponential growth of the fund distribution business and insurance agency business.

'BOC Wealth Management'

The Bank made a special effort to expand its personal wealth management services during the year, aiming to further professionalise its 'BOC Wealth Management' service. By the end of 2007, a total of 366 wealth management centres had been established to a uniform standard and more than 1,000 wealth management counters and desks in business offices were in operation, forming an extensive, multi-level personal wealth management service network. Moreover, the Bank has established a dedicated wealth management team of

over 200 investment advisors and around 2,500 client managers, providing professional wealth management planning and a full range of wealth management products. Exclusive courtesy channels for 'BOC Wealth Management' VIP customers have been opened in airports of major cities in the Chinese Mainland, which added further value for the Bank's 'BOC Wealth Management' customers. In 2007, the number of the Bank's domestic wealth management customers increased by 18.12% from the previous year.

Private Banking Business

The Bank worked hand-in-hand with the Royal Bank of Scotland Group (RBS) and on 28 March 2007, launched the first private banking business in the Chinese Mainland. Private banking departments have been established in Beijing and Shanghai each. High quality private and bespoke wealth-creation private banking services are offered to high net-worth individuals with financial assets over USD1 million in a number of cities, forming a new platform for the Bank's personal banking business. Both the number of customers and amount of assets under management have grown rapidly, giving the Bank a first-mover advantage.

Bank Card Business

In 2007, the Bank continued to strengthen research, development and marketing, and further developed services and systems for its bank card business. By the end of 2007, the Bank's domestic operations had issued 11.39 million credit cards (including over 1 million BOC Olympic credit cards) and 111.23 million debit cards. The total volume spent using BOC RMB cards in 2007 reached RMB236.93 billion, a year-on-year increase of 51.7%; foreign card merchant acquiring agency transaction volumes amounted to RMB26.01 billion, a year-on-year increase of 16.9%. By the end of 2007, the Bank's domestic operations had signed up 230,000 merchants.

Channel Development

The Bank's 10,145 business outlets at the end of 2007 are its primary strategic resources. During the year, the Bank transformed its outlets by defining core functions, optimising operational processes and implementing Key Performance Indicator (KPI) evaluations.

The Bank also advanced its outlet network standardisation programme with up to 4,011 business outlets or 39.54% of the network refurbished by the end of 2007.

During the year, the Bank continued to increase investment in Automatic Teller Machines (ATMs) and other self-service equipment and further optimised their function and distribution. As a result, the utilisation rate of self-service equipments steadily increased, and the migration rate from counter to self-service equipment reached 67.2%, up 19 percentage points from the previous year.

The Bank has set up a professional marketing team of over 10,000 staff, including duty managers in business outlets, credit client managers, personal wealth managers and personal business relationship managers, to provide improved face-to-face service to customers. This team has improved the sales and professional service capabilities of the Bank's business outlets.

Product and Service Innovation

With a strong global franchise and diversified service platform, the Bank is able to offer comprehensive financial services and an ever-growing range of RMB and foreign currency wealth management products. The Bank continued to expand its overseas wealth management presence during the year to help customer with global asset allocations.

Under 'Ideal Home' (the Bank's brand for personal mortgage loans), the Bank launched Ease Mortgage (fund custody for second-hand property transactions) and Easy &

Safe Mortgage (management of funds from second-hand property transactions) through further segmentation of customers' financing requirements for consumer payment and investment. With these offerings, the 'Ideal Home' brand is winning more customers.

The Bank continued to promote card products extensively during the year. In 2007, the Bank issued the Great Wall Commercial card, BOC-Airchina card, BOC-Ctrip card and BOC-Amway card, catering for the needs of business travellers in domestic enterprises and public institutions, frequent airline passengers, and commercial travel and procurement. Other co-branded products targeting specific market segments issued by the Bank include the BOC-Dazhong card, Great Wall-Ideal Home card and Great Wall-China Life card. The core functions of BOC credit cards have also been enhanced, including an automatic repayment function offered by the Great Wall RMB Card to BOC credit cards and the upgrade of Great Wall International Card to the EMV standard.


VISA
VISA
VISA
VISA

Outlook

In 2008, the Bank will continue to enhance its business structure and banking processes. It will strengthen the professional management, advance the business network transformation, expand savings deposits, further develop the personal loans business and enhance its wealth management business. It will establish a three-tier service system of personal financial planning, wealth management and private banking and promote the bank card business. Furthermore, the Bank will accelerate the development of its overseas personal banking business through closer interaction between its domestic and overseas operations.

Financial Market Business

The financial market business mainly includes proprietary trading of local and foreign currency instruments and franchise trading, investments in local and foreign currency securities or indices, debt market business, agency wealth management and asset management, the financial agency business and custody business. The Bank conducts its treasury operations mainly through its five trading centres, located in Beijing, Shanghai, Hong Kong, London and New York.

In 2007, major economies of the world experienced turbulence as a result of the US subprime mortgage crisis. In combination with the Chinese government's tightened monetary policies, the Bank's global market business faced an unfavourable market condition. On the other hand, the enthusiasm for fund investments in 2007, fuelled by the prospering capital market in China, encouraged the development of the Bank's mutual fund agency distribution and custody business. In despite of the complex market conditions, the Bank achieved satisfactory progress in its financial market business by undertaking in-depth market studies, product innovation, business exploration and risk control.

Business Operations

In 2007, the treasury business registered RMB5.995 billion in profits before-tax, representing a year-on-year decrease of RMB7.723 billion.

Global Investments

The financial market business of the Bank comprises both local currency-denominated and foreign currency-denominated debt investments. As at 31 December 2007,

the Group held debt securities totalling RMB1,690.084 billion.

The foreign-currency denominated investments comprise primarily government bonds, public sector bonds, credit-linked notes, mortgage backed securities (MBS), asset backed securities (ABS) and placements on monetary markets. The Bank adjusted the structure of its foreign currency-denominated debt investment portfolio by decreasing the average duration of the foreign currency-denominated debt investment from 1.62 to 1.34 over the year in response to the changes in market risks.

As at 31 December 2007, the carrying value of the US subprime mortgage related debt securities was USD4.990 billion (or RMB36.454 billion), representing 2.13% of the investment securities of the Group, of which 71.23% was AAA rated, 25.93% AA rated and 1.10% A rated.

The Bank closely monitored developments in the US subprime mortgage market during the year and disposed the higher risk portion of the US subprime mortgage related asset-backed securities (Subprime ABS) and all US subprime mortgage related collateralised debt obligations (Subprime CDOs) in the fourth quarter of 2007. Losses incurred have been charged into the Bank's Profit and Loss for the year.

The Group has conducted an assessment on the remaining US Subprime ABS and recorded an impairment allowance of USD1.295 billion (or RMB9.461 billion) for the securities as at 31 December 2007. In addition, the Group also recorded a fair value change of USD0.282 billion (or RMB2.058 billion) directly in the 'Reserve for fair value changes of available for sale securities' under the equity, reflecting the decrease in the fair value of the US Subprime ABS positions.

The Bank closely monitored developments in the US credit market and evaluated its impact on the Group's USD investment portfolio on a continuous basis. In addition to proactively managing relevant risks, the Bank has conducted prudent impairment assessment of such investments.

As at 31 December 2007, the carrying value of US Alt-A mortgage backed securities was USD2.470 billion (or RMB18.040 billion), representing 1.05% of the investment securities of the Group, 98.21% of which was AAA rated. The Group booked an impairment charge of USD0.285 billion (or RMB2.082 billion) on US Alt-A and other US mortgage backed securities held as at 31 December 2007.

The US mortgage related markets have further deteriorated since early 2008. The Group will closely monitor market developments and disclose, as appropriate, the related impact on the fair value of its foreign currency-denominated debt securities portfolio in accordance with the relevant accounting policies.

Please refer to Note V.19 and III.3 to the Financial Statements for the composition of the Group's securities investment, changes and impairment policies.

The RMB investments mainly comprise PRC Treasury bonds, PBOC bills and financial institutional bonds. In 2007, the RMB yield curve climbed sharply in the domestic monetary market. The Bank consistently holds short-duration bonds. The duration dropped from 1.84 at the end of 2006 to 1.47. The Bank increased its floating bond investment portfolio to avoid risks arising from interest increases and rise of the yield curve. Simultaneously, the Bank also increased investment in high-credit rating commercial paper and corporate bonds moderately as the credit spread has been relatively wide.

Global Trading

Global trading by the Bank primarily comprises proprietary trading, market-making and franchise trading.

In 2007, the Bank maintained strict control of trading risks and improved profitability by utilisation of various trading platforms and financial instruments. In its trading of foreign currency-denominated bonds, the Bank, with the pre-requisite of effective risk control, focused on high-liquidity G7 government and institutional bonds and realised profits by using a combination of spot trading and options. In RMB proprietary trading, facing a tightened monetary policy, the Bank conducted short selling in a timely manner, which yielded positive results.

In the market making business, the Bank balanced business development with greater control of market liquidity risk. The Bank maintained its leading position in RMB trading, trading of precious metals and RMB bonds, and RMB swaps in the inter-bank markets. The Bank's trading volume of RMB bonds in 2007 reached RMB8.82 trillion, with the biggest share of 7.02% in the domestic inter-bank market. The Bank also ranked number one in the bond repo market. In gold trading, the Bank maintained its first place ranking in the Shanghai Gold Exchange. Throughout the year, the Bank performed the role of a market maker and provided liquidity to the market, earning it a good reputation in this market.

For franchise trading, the Bank, by taking advantage of the opportunities arising from the RMB interest rate hikes and the increased foreign exchange rate fluctuations, enhanced its marketing of hedging instruments, such as RMB forward trading and RMB-denominated structured interest rate swaps, both of which brought in considerable commission earnings. In 2007, the Bank maintained its leading position in debt hedging business. It explored new growth engines, and promoted gold forward and leasing and retail foreign exchange margin business. Trading volumes in gold forwards skyrocketed.

Asset Management

In 2007, the Bank managed RMB300 billion in sales volume of local and foreign currency-denominated structural wealth management products, and launched a total of 331 products. Eight RMB asset management products were launched in 16 phases, achieving sales volumes of RMB18.2 billion. As the first domestic bank to offer foreign currency-denominated asset management products, the Bank made further progress in this business by issuing two QDII products, 'BOC Stable Growth ®' and 'BOC Emerging Market ®'. At the end of 2007, the accrued net value of the 'BOC Stable Growth ®' fund reached RMB1.278 per share, and the net value of the 'BOC Emerging Market ®' fund outperformed the industrial benchmark by 897bps, reflecting the first-mover advantage enjoyed by the Bank in foreign currency transactions.

Debt Capital Market (DCM)

In 2007, the Bank as joint-lead manager and sole bookrunner, underwrote USD bonds issued by the Export-Import Bank of China and China Development Bank and organised syndicated loans for these banks with total volume of USD1.9 billion. The Bank also underwrote RMB19.4 billion in commercial paper during the year. In order to optimise its DCM services, the Bank introduced a financing consultancy business.

Fund Distribution and Custodian Business

Taking advantage of the rapidly developing capital market, the Bank realised strong growth in its fund distribution and custodian services through agency distribution of mutual funds and custody of annuities, social securities fund, insurance fund, QDII and QFII funds, trust, wealth

management and direct investment funds, with enhanced risk management and internal control and IT services. The Bank distributed 130 funds, up 130% from last year, with a distribution volume of RMB422 billion, a year-on-year increase of 322% by the end of 2007. The accrued net value of assets under custody reached RMB860 billion, up 150% from the previous year.

Annuity Management

In 2007, the Bank successfully obtained dual qualification as an annuity account manager and custodian, further enhancing the potential for future development of this business.

Product and Service Innovation

Design and quotation for new products is one of the Bank's primary competitive advantages in the financial market business. With its rich experience in the foreign exchange business, the expertise of its strategic investors and a customer-focused philosophy of innovation, the Bank is able to attract customers by developing treasury products and services customised to their needs. In 2007, the Bank introduced new trading products, such as commodity derivatives franchise trading, structural RMB interest rate swaps, silver forwards, and retail FX margins. In wealth management, the Bank promoted capital-guaranteed floating-rate products linked to carbon dioxide credit futures prices and fund and commodity indices. It also combined the structural wealth management products as a series product that is sold on a daily basis with quoted and flexible value dates and is redeemable from the Bank. Other products include new stock wealth management and the BOC Money Market Value-Adding Wealth Management Schedule, and a RMB wealth management product invested directly in the commercial paper market. All of these products have won wide acclaim.

Outlook

In 2008, opportunities will arise for the global market business from the structural adjustment of investments and financing strategies as well as the continued diversification of financial markets. Being 'market-oriented and customer-centric' in its global markets business, the Bank will enhance market analysis and customer research, search for new business opportunities, and promote product, service, management and channel innovation, while enriching existing products. The Bank will also optimise its investment portfolio, introduce stricter risk management and enhance its competitiveness in the financial market business.

Bank of China (Hong Kong)

The Bank conducts commercial banking business in Hong Kong through its subsidiary BOCHK. As a major commercial bank in Hong Kong, BOCHK offers a comprehensive range of financial products and services to personal and corporate customers through an extensive service network of over 280 branches and 450 ATMs in Hong Kong as well as other distribution channels. BOCHK is one of the three note-issuing banks in Hong Kong. It has 15 branches and sub-branches in the Chinese Mainland and one overseas branch to provide cross-border services to customers in Hong Kong, the Chinese Mainland and overseas countries and regions. With 65.77% of its shares owned by the Bank, BOC Hong Kong (Holdings) Limited ('BOCHK Holdings'), which holds the entire equity interest in BOCHK, was listed on the main board of the Hong Kong Stock Exchange on 25 July 2002.


服務香港 共建未來
OMMITTED TO BUILDING
BETTER TOMORROW
1917 - 2007

The year 2007 marked the 90th anniversary of BOCHK in Hong Kong. Over the past nine decades, BOCHK has been growing and prospering along with Hong Kong and BOCHK has won the support and trust of the various sectors that make up the Hong Kong economy and has been a significant and powerful force in the local financial market. 2007 was the second year of the implementation of BOCHK's strategic plan for 2006-2011, through which it aims to be a top-quality financial services group with a powerful base in Hong Kong, a solid presence in the Chinese Mainland and a strategic foothold in the region.

Business Operations

Benefiting from the favourable economic environment, BOCHK Group recorded remarkable business growth in 2007. Its contribution to the Bank in terms of profit after tax was RMB9.917 billion, a year-on-year increase of 4.96%. Both operating profit before impairment allowances and profit attributable to shareholders reached record high since its IPO in 2002, with marked increases in net interest income and non-interest income. The investment agency business also demonstrated outstanding performance, and the cost-to-income ratio remained at a relatively low level by market standards.

Consolidating its Position in Hong Kong

In 2007, BOCHK reinforced its business platform under the new Relationship-Product-Channel (RPC) model, consolidated its existing businesses and further enhanced its capabilities to innovate and provide service quality. Total customer deposits and advances to customers grew steadily during the year, and business growth in residential mortgages and stock broking volumes outperformed the market. BOCHK also maintained its leading position in the syndicated loan market and RMB banking businesses.

During the year, BOCHK undertook a number of business initiatives to attract deposits, including offering privileged interest rates to customers placing deposits with IPO refunds, the launch of the 'Olympic Target High Yield Deposit', 'Monthly Specials for Selected Currencies' and other deposit services combined with wealth management products. Growth was achieved in all deposits types.

As well as maintaining its position as the market leader in loan syndication, BOCHK launched a variety of customised SME-related banking products and upgraded its operating network, succeeding in bringing in a substantial increase in loans to SME customers. By optimising business workflows and strengthening promotions, BOCHK was able to grow its trade finance business. The introduction of a wider range of mortgage products, including 'Mortgage Insurance Program' and 'Smart Banking Account', enabled BOCHK to maintain its leading position in the underwriting of new mortgages.

In the agency businesses, BOCHK continued to improve trading platforms for its stock broking business and enhance service quality. The business volume of stockbroking showed a marked increase. In addition, BOCHK launched a private placement service that was well received by customers.

BOCHK maintained its leading position in the RMB business in Hong Kong. In early 2007, BOCHK was appointed by PBOC to continue its role as the clearing bank for RMB business in Hong Kong. It further expanded the scope of services and promoted its Renminbi integrated service. Seizing the opportunities arising from the issuance of Renminbi bonds in Hong Kong, BOCHK successfully acted as joint lead manager and bookrunner, as well as placing bank, for Renminbi bonds issued by China Development Bank, the Export-Import Bank of China and Bank of China, further reinforcing its leading market position. BOCHK's Renminbi deposits in Hong Kong recorded an annual increase of 41.3% at the end of 2007. BOCHK also maintained its leading position in RMB credit cards, with the number of cards issued during the year increasing by 31.6% from the end of the previous year. Cardholder spending rose by 65.2% over 2006.

In 2007, BOCHK launched an array of treasury products under its own brand, including structured notes, equity derivative warrants, and QDII products. These new products were well received by customers and recorded satisfactory sales. BOCHK further enhanced its cash management service platforms during the year by providing major customers with tailor-made cash management products.

Chinese Mainland Business Development

BOCHK developed its Chinese Mainland business during the year while continuing to leverage its close relationship with the Bank.

As part of BOCHK's 'dualist approach' in its Chinese Mainland business strategy, Nanyang Commercial Bank (China) Limited ('NCB (China)'), commenced business on 24 December 2007. With Headquarters in Shanghai, NCB (China) offers comprehensive banking services, including Renminbi personal banking services. The Chinese Mainland branches of BOCHK and Chiyu Banking Corporation Ltd. maintained their foreign-funded bank status and continued to focus on wholesale corporate banking and foreign exchange business through their existing operations in the Chinese Mainland.

Outlook

In 2008, BOCHK will adhere to its commitment of 'serving Hong Kong and building a better tomorrow'. It will also strive to achieve its strategic objective of becoming a first-rate international bank through the implementation of its strategic plan. While maintaining its competitive position in Hong Kong, BOCHK will capture the increasing business opportunities arising from the rapid development of the Mainland to further develop its Mainland business. BOCHK will enhance its core competencies towards the goal of becoming the best financial group in Hong Kong and contributing more for the prosperity of Hong Kong as the best choice for shareholders, customers and staff members.

(For further details of BOCHK's business results and related information, please refer to its annual report for the same period.)

Investment Bank Business

The Bank operates an investment banking business through BOC International Holdings Limited ('BOCI'). BOCI, via its establishments in the Chinese Mainland, Hong Kong, the US, the UK and Singapore, offers its clients comprehensive investment banking products and services. These include cross-border listings, mergers and acquisitions, financial advisory, sales and trading of equities and fixed income products, investment research, derivatives and structured products, asset management, direct investment, leveraged and structured finance and private wealth management.

Business Operations

In 2007, BOCI recorded HKD1.782 billion in after-tax profit, a year-on-year growth of 57.70%.

During the year, BOCI implemented the 'merchant banking' model and made a breakthrough in its strategic transformation. In accordance with this model, BOCI broadened its product and service offerings. Benefiting from enhanced synergy with the Bank, BOCI is continuously improving its core competitiveness and brand image. BOCI has achieved record results since its establishment amid a turbulent capital market and intense competition.

Underwriting and Financial Advisory Acting as global coordinator, bookrunner, sponsor or lead manager, BOCI undertook a number of successful IPOs in 2007. It maintained the third ranking in the IPO market in Hong Kong in 2007 in terms of underwriting turnover.

Trading of Equities BOCI has established a global institutional sales network. As the Hong Kong and Chinese Mainland capital markets continued to boom, BOCI experienced strong growth in its equities brokerage and trading businesses. It also benefited from close cooperation with Bank of China (Hong Kong) for which sales were made through its extensive distribution network. BOCI stood among the top three brokers in the Hong Kong Stock Exchange in terms of cash equities transaction volume.

Fixed Income In 2007, BOCI acted as arranger, joint global coordinator and bookrunner for a number of successful bond issues (including RMB bonds) for corporations and financial institutions in Hong Kong. Of special note was the design of a first-of-its-kind bond-warrant structured product in the overseas initial bond issue for Neo-China Holdings, for which *Asiamoney* awarded the bond 'Best High-Yield Bond in 2007'.

Asset Management BOCI Prudential, an asset management joint venture, remained as a leading player in the Hong Kong market with the total assets under management in 2007 of HKD43.3 billion, a year-on-year increase of 51%. BOCI Prudential launched an Exchange-Traded Fund (ETF) product that underlies the CSI 300 Index on the main board of the Hong Kong Stock Exchange. It is the first ETF product linked to the stock market in the Chinese Mainland and was well received in the market on its launch.

Direct Investment In 2007, Bohai Industrial Investment Fund successfully invested in a number of large-scale projects, including Tianjin Pipe (Group) Corporation, maintaining a leading position in the RMB industrial investment fund market. Bohai Industrial Investment Fund was awarded '2007 Most Innovative Product in China' by the *Asia Asset Management*.

Leveraged and Structured Finance BOCI designs and offers quality financing solutions for customers, such as bridge financing, leveraged financing and structured financing. It also provides fund support and relevant financial advisory services for leveraged acquisitions, corporate restructuring, strategic mergers and acquisitions, project construction and other financing activities.

Private Wealth Management BOCI keeps a close watch on the development trends and business opportunities in the Asian wealth management market. During the year, the Private Wealth Management Department was established in Hong Kong. The department is engaged in offering high-net-worth individuals a full complement of investment advisory, equities trading, portfolio advisory and customised product and service offerings.

Business in the Chinese Mainland

BOCI conducts its business in the Chinese Mainland through BOC International (China) Limited ('BOCI China'). BOCI China, with 20 branches in 17 major cities in the Chinese Mainland, provides a broad range of services including IPO sponsorship and underwriting, sales and trading in equities and fixed income products, asset management and investment advisory. As a major underwriter for China government bonds, corporate bonds and financial institution bonds, BOCI maintained the biggest market share of treasury bonds and financial bonds underwriting among all securities firms in the Chinese Mainland in 2007.

The Bank's extensive client base and business network is a platform for BOCI to further expand its business in the Mainland. In 2007, BOCI China made remarkable progress in the underwriting business as the lead underwriter on several IPOs of large-scale Chinese enterprises and received wide-scale recognition from investors. In particular, BOCI and BOCI China were the joint lead underwriters for the unprecedented 'first A then H' dual listing of China Railway Co., Ltd., which demonstrated the Bank's cross-border capability in investment banking.

Outlook

BOCI will continue to enhance its corporate governance, risk management and internal control systems and strive to establish a customer-centric corporate culture that values people. Following the 'merchant banking' development strategy, it will promote product innovation, further optimise its revenue structure and carry out a more concerted marketing programme with the Bank to become the best investment bank in China with sustainable development capacity.

Insurance Business

The Bank operates an insurance business through its wholly-owned subsidiary, Bank of China Group Insurance Company Limited ('BOCG Insurance'), which is registered in Hong Kong. BOCG Insurance operates a general insurance business as well as a life assurance business through its associated company, Bank of China Group Life Assurance Company Limited ('BOCG Life'), which is jointly owned with Bank of China (Hong Kong) Limited. At present, BOCG Insurance owns six branches in Hong Kong. In 2007, as an affirmation of BOCG Insurance's superior financial strength, Standard & Poor's gave BOCG Insurance an 'A-' credit rating.

General Insurance Business in Hong Kong

In 2007, facing an operating environment characterised by fierce price cutting, BOCG Insurance overtook the competition and developed new products, while improving on existing products and expanding its sales network. New products introduced included BOCG Insurance's Healthy Junior Hospital Insurance Plan, Aircraft Damage and Liability Insurance. Without impacting the Bank's general operations, BOCG Insurance carried out a restructuring of its classes of businesses by strengthening its low-risk businesses and tightening underwriting conditions for its high-risk businesses. Through this optimisation process, BOCG Insurance has increased its low-risk business, such as medical insurance, and decreased the proportion of higher risk businesses such as its motor and hull insurance.

In 2007, BOCG Insurance recorded gross written premiums of RMB1.1 billion, a decline of RMB35.63 million or 3.14% from the previous year. Low-risk businesses recorded an increase in business volume during the year, including Accident and Health Insurance, Good in Transit Insurance and Property Damage Insurance,

which achieved 8.57%, 1.65% and 4.55% increases in gross premiums, respectively. Even so, the overall gross written premium was still less than that of last year, due to the strategic reduction in volumes of high-risk business, such as Motor Insurance and Employee's Compensation Insurance with 8.65% and 7.26% decreases in gross premiums respectively.

Life Assurance Business in Hong Kong

BOCHK Holdings and BOCG Insurance hold 51% and 49%, respectively of the shares of BOCG Life. At present, BOCG Life conducts both individual and group life insurance businesses in Hong Kong, and has established a representative office in Beijing.

In 2007, cooperation between BOCG Life and BOCHK increased, bringing greater synergies to BOCHK Group. To meet the needs of BOCHK's customers, BOCG Life continued to develop new insurance products for distribution through BOCHK's extensive sales and marketing network. BOCG Life has succeeded in enhancing its product portfolio by promoting regular premium and investment-linked products.

Business in the Chinese Mainland

In January 2005, BOCG Insurance set up a wholly-owned subsidiary, Bank of China Insurance Company Limited ('BOC Insurance'), to engage in insurance business in the Chinese Mainland. BOC Insurance increased its registered capital to HKD2 billion in 2007, which significantly improved its solvency.

In 2007, BOC Insurance's aggregated actual gross premium income amounted to RMB517 million, an increase of 313% over the previous year. Fifty percent of the income came from the motor insurance business and 33 percent from bancassurance. BOC Insurance's ranking as measured by premium income rose by 2 standings.

2007 was a year of breakthrough for BOC Insurance, during which it accelerated institutional expansion and exploration of new businesses. It established a motor insurance department in addition to the existing commercial insurance, personnel insurance, and marine insurance businesses, increasing the number of main business units to four, and also optimised its internal organisational structure. A total of 12 Chinese Mainland branches were established during the year. By the end of 2007, BOC Insurance had opened branches in 16 provinces, covering most of the Chinese Mainland market.

During the year, BOC Insurance established cooperation with several world-leading insurance brokers and reinsurance companies and also underwrote several large-scale projects with domestic companies.

Outlook

As Bank of China's wholly-owned subsidiary, BOC Insurance will fully capitalise on the Bank's resources, such as its brandname, sales channels, customers and business opportunities to achieve a higher level of synergy between the banking and insurance business. This will satisfy the need for an integrated finance service for customers, enhance customer loyalty and consolidate the Bank's multi-service platform.

The Group will consolidate its leading position in the insurance market in Hong Kong and encourage the development of the insurance business in the Chinese Mainland. At the same time, it will gradually increase the contribution of the insurance business to the Group's total income and become a significant growth business.

In the year ahead, BOCG Insurance will continue developing new products and promoting these through a variety of means and increase its efforts to market professional indemnity insurance and medical insurance. BOCG Insurance will also optimise its business mix, restructure its operating departments and continue exploring overseas markets.

Investment Business

The Bank is engaged in direct investment and investment management business through its wholly-owned subsidiary, Bank of China Group Investment Limited ('BOCG Investment'). As an important vehicle of the Bank for making direct investments and managing investments, BOCG Investment conducts businesses in Hong Kong, Macau, the Chinese Mainland and overseas through corporate equity investment, fixed asset investment, acquisition and disposal of distressed assets, and asset management.

Business Operation

In 2007, in accordance with the development strategy of the Bank and the goal of improving core competitiveness, BOCG Investment focused on improving its market operational capacity in the market by diversifying its portfolio, exploring new investments and perfecting organisational structure, all of which yielded good results.

During the year, BOCG Investment made considered investments by hedging price movement risks in order to ensure stable returns. It also improved the value management of its investment projects to increase returns on its business operations and to preserve and appreciate the value of investments. At the same time, BOCG Investment was able to achieve satisfactory returns by predicting market movements and making the right exit decisions. As of the end of 2007, BOCG Investment earned a profit after tax of HKD5.683 billion, an increase of 191.88% compared with the previous year.

In 2007, BOCG Investment strengthened cooperation with major investment banks, professional funds, asset management companies, Chinese government authorities and other strategic partners, which led to a number of successful corporate equity investments.

BOCG Investment endeavored to extend its value chain during the year by testing new business models. In 2007, in addition to the further expansion of its IPO investments, it achieved substantial progress in private equity investments, expanded the scale of its fund investments, and investigated overseas investment opportunities. In an environment of rapid economic growth and improved asset quality, BOCG Investment explored the possibility of acquiring equities and collateralised assets within the Bank and loan acquisition at book value after examining mature models of solely funded or jointly funded buyouts and structured transactions. BOCG Investment played an important role in disposing of collateralised assets, and made further progress in the business of mergers and reorganisation.

Outlook

In 2008, based on its existing well-developed business channels and extensive customers' networks, BOCG Investment will continue to monitor macroeconomic developments as well as changes in domestic and overseas markets, strengthen its research capabilities, explore new investment opportunities, develop innovative investment products, advance operation reform and further increase its core competitiveness. Through this strategy, BOCGI will create more value for the Bank and its customers, and become a vital source of returns for the Bank's overseas strategy, which is featured by diversified business development.

BOC Aviation

The Bank acquired Singapore Aircraft Leasing Enterprise Pte. Ltd (SALE), a leading aircraft leasing company on 15 December 2006. The purchase was BOC's first major overseas acquisition and the first by a Chinese bank in the global aircraft leasing business. Soon after the acquisition, the Singapore-based company was renamed BOC Aviation Private Limited.

By the end of 2007, BOC Aviation's portfolio had 76 aircraft in service with 29 airlines in 19 countries worldwide. The company's multi-national staff team, totalled 63, of whom 55 were based in Singapore, 4 in Europe and 4 in the US.

BOC Aviation registered a profit after tax of USD81 million for the year, a year-on-year increase of 67%.

From 2007 to 2012, an order of 60 aircraft from Airbus and Boeing will be delivered to BOC Aviation, with 45 of those aircraft already leased to airline companies. Taking advantage of market opportunities, BOC Aviation has secured a pipeline of strong and steady lease revenues. BOC Aviation will seize significant opportunities to increase revenue through the acquisition of assets and the provision of comprehensive services, including pre-delivery financing to airlines around the world.

BOC Aviation has enabled the Bank to enhance its profile in the international aircraft financing market. In the first half of 2007, assisted by BOC Aviation, the Bank's London branch secured a deal of debt financing to British Airways for four A321 aircraft.

A successful first year of operation has proved BOC Aviation to be a productive addition to the Group. With the resources and financial strength of the Bank behind, BOC Aviation is ready to take its place as one of the world's leading players in the aircraft leasing business and to enhance the position of the Bank in the global aircraft finance market.

BOC Investment Management

Bank of China Investment Management Co., Ltd. (BOCIM) is a joint-venture fund management company between Bank of China and Black Rock Inc. The Bank holds a stake in BOCIM after acquiring the 67% and 16.5% stakes held by BOC International (China) Limited and BOC International Holdings Limited respectively on 8 January 2008. BOCIM is now mainly engaged in the issue and management of fund products for domestic investors, and dedicated to providing a full range of services, including investment management and consulting, for institutional and personal customers.

The Bank attaches great importance to the expansion of its asset management business. As an important force in expanding the asset management business of the Bank in the Chinese Mainland, BOCIM will take full advantage of the Bank's strong network and customer resources to widen its marketing channels, advance the investment business and further enhance its competitiveness.

Business Operations

As at 31 December 2007, assets managed by BOCIM exceeded RMB25 billion, a year-on-year increase of 303%. Accumulative dividends distributed to fund investors stood at RMB3.16 billion. Operating income reached RMB238 million, up 252% from the year before.

Thanks to a thriving capital market, four open-ended funds, namely, 'BOC China Fund', 'BOC Money Market Fund', 'BOC Growth Fund' and 'BOC Benefit Fund', achieved satisfactory results and received wide acclaim from investors during the year. BOC China Fund and BOC Growth Fund were recognised successively as a Five-Star Allocation Fund by the *Securities Times*, and BOC China Fund was awarded 'China's Star Fund in 2007'.

BOC Money Market Fund puts the highest priority on security and liquidity. In 2007, this fund resisted liquidity pressure and was widely recognised in an environment where most money market funds faced tremendous redemption pressures and liquidity risk.

Outlook

The value delivered in BOCIM's funds will continue to be underpinned by professional investment management and excellent teamwork using the Bank's global experience and local expertise, as well as the resources of BOCIM's shareholders in respect of talent, technology, network and customers. Serving its clients with integrity and creating wealth through collective wisdom, BOCIM will continue to advance towards a first-class fund management company in China.

Over the next three to five years, BOCIM plans to make a breakthrough in the size of assets under management, team personnel, product line, risk management, investment results, customer service and marketing to establish a leading position in China's fund industry. Always concerned for the interests of investors, BOCIM will also continue to build on its brand image, improve managerial level, expand its business and maintain its advantages in risk management, investor education and investment management, while making full use of the resources of its domestic and foreign shareholders to ensure its continued rapid development.

Management Discussion and Analysis — Risk Management

Overview

In 2007, the Bank implemented proactive risk management and further improved the risk management capabilities and infrastructure with a view to promoting independence, centralisation and professionalism in its risk management.

The Bank seeks to maintain a moderate risk appetite and a balance between risk and return in a rational, stable and prudent manner. Its primary risk management objectives are to maximise value for its shareholders, maintain risk within acceptable parameters and satisfy the requirements of the regulatory authorities, its depositors and other interest groups for the Bank's prudent and stable development.

The risk management framework of the Bank is mainly composed of Board of Directors and the Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee and Asset Disposal Committee under the Senior Management, Risk Management Department, Credit Administration Department, Treasury and Legal & Compliance Department. The Head Office manages the risks in branches through the vertical management model, the risks in business departments through window management model, and monitors and controls the risks in subsidiaries by appointing certain members of the Boards of Directors or risk management committees of the subsidiaries.

Credit Risk

Overview

Credit risk is the risk that a customer or counter-party may be unable or unwilling to meet a repayment obligation that it has entered into with the Bank. The major credit risks are mainly from loans, trade finance and treasury businesses.

In 2007, as part of the ongoing efforts to further improve the centralised credit approval system, Chief Credit Officers (CCOs) of tier one branches and the authorised credit application approvers, both in the Head Office and tier one branches were appointed and rotate periodically. In accordance with the principle of 'differentiating authorisation depending on individual capability, customers type and geographical region', the authorisation of the CCOs and the authorised credit application approvers of tier one branches were reviewed and adjusted as appropriate and credit approval criteria was standardised. The Bank further centralised management of credit ratings and improved the associated procedures, authorisation controls and responsibilities. All corporate customer credit ratings must be reviewed and approved by either the Head Office or tier one branches. All the 'BBB' or higher credit ratings and all credit ratings on loans with outstanding balances over RMB100 million must be reviewed and approved by the Head Office. The Bank implemented the possibility of default (PD) model-based corporate customer credit rating system in all domestic institutions from July 2007. At the end of 2007, outstanding loans extended to borrowers with a credit rating of 'A' accounted for 50.6% of the total loan balance outstanding of the rated corporate customers in domestic operations, an increase of 5.4 percentage points compared with the prior year-end.

In 2007, the Bank further enhanced the monitoring and controls on credit quality. The Bank implements a watchlist on high-risk customers with large outstanding balances and key group customers. The Bank further strengthened the risk categorising management, and monitoring of special-mention loans, ensuring effective control of the special-mention loans.

In 2007, the Bank progressed in its preparation for Basel II implementation. The Bank set up a Basel II Implementation Steering Committee to lead the integrated planning and implementation process, with the Group President as Chairman and the Group CCO as Deputy Chairman. The

Bank set up the Basel II Planning and Coordination Office, responsible for detailed planning, coordination and progress monitoring under the guidance of the Steering Committee. The Bank of China Basel II Implementation Gap Analysis Assessment and Overall Planning Report, which specifies the implementation standards, roadmap and timetable of Basel II implementation by the Bank, was approved by the Board of Directors and submitted to CBRC.

For better understanding and assessment of the credit risk the Bank is taking, set forth below are the details of distribution, quality and allowance for impairment losses of the loan portfolio, respectively.

Distribution of loans

Loan concentrations by geographic region

As at 31 December 2007, loans made by the domestic operations of the Bank accounted for 81.24% of the total loan portfolio of the Group, and the overseas operations accounted for 18.76%, respectively. Domestic loans were mainly concentrated in eastern China, and central and southern China, accounting for 41.71% and 25.39%, respectively, of the total domestic loan portfolio. In 2007 loans in eastern China and central and southern China achieved a relatively high growth, increasing by RMB146.376 billion and RMB102.71 billion, respectively, compared to last year.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Domestic operations	**2,315,705**	**81.24%**	1,988,334	81.76%	1,800,142	80.53%	1,735,528	80.81%
Overseas operations	**534,856**	**18.76%**	443,685	18.24%	435,123	19.47%	412,160	19.19%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Note: In 2006, the Bank transferred impaired loans of RMB2.066 billion from overseas institutions. The transferred impaired loans, together with the allowance for loan impairment losses of RMB1.849 billion are adjusted in the Management Discussion and Analysis section for the comparison purposes. Such adjustments are included in the following disclosed information.

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Northern China	**387,527**	**16.73%**	348,596	17.53%	322,451	17.91%	314,843	18.14%
Northeastern China	**146,106**	**6.31%**	136,119	6.85%	131,649	7.32%	128,600	7.41%
Eastern China	**965,810**	**41.71%**	819,434	41.21%	719,759	39.98%	679,773	39.17%
Central & southern China	**587,995**	**25.39%**	485,285	24.41%	444,869	24.71%	433,860	25.00%
Western China	**228,267**	**9.86%**	198,900	10.00%	181,414	10.08%	178,452	10.28%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Note: In 2006, to improve the recovery and disposal of the NPLs, we centralised credit management of the NPLs of RMB12.643 billion to the Head Office from 7 domestic branches, namely Heilongjiang, Jilin, Liaoning, Hubei, Shaanxi, Shanxi and Xinjiang. For the convenience of comparison, such NPLs and related allowance are adjusted in the Management Discussion and Analysis section. Such adjustments are included in the following disclosed information.

Loan concentration by industry and product

In 2007, China continued with its macro-economic regulation. The Bank further intensified its credit risk checking of outstanding balances in high-risk industries and enhanced the risk categorising management of the outstanding balance in manufacturing industry. The Bank improved industry risk management by further strengthening the monitoring of overcapacity industries, potential overcapacity industries and industries impacted by the macro regulatory measures.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate Loans								
Manufacturing	**687,925**	**32.48%**	603,078	32.61%	531,410	31.04%	523,732	31.67%
Commerce and Services	**357,702**	**16.89%**	301,254	16.29%	301,863	17.63%	348,432	21.07%
Real Estate	**247,481**	**11.69%**	217,960	11.79%	190,297	11.11%	187,110	11.32%
Energy, Mineral and Agriculture	**291,810**	**13.78%**	260,706	14.10%	230,854	13.48%	203,544	12.31%
Transportation and Logistics	**266,905**	**12.60%**	211,786	11.45%	193,428	11.30%	185,449	11.21%
Public Utilities	**113,355**	**5.35%**	106,141	5.74%	91,924	5.37%	87,731	5.31%
Construction	**45,343**	**2.14%**	38,897	2.10%	36,050	2.11%	36,059	2.18%
Financial Services	**53,474**	**2.52%**	72,909	3.94%	96,245	5.62%	46,518	2.81%
Others	**53,982**	**2.55%**	36,544	1.98%	40,191	2.34%	35,072	2.12%
Sub-total	**2,117,977**	**100.00%**	1,849,275	100.00%	1,712,262	100.00%	1,653,647	100.00%
Personal loans								
Mortgage loans	**577,655**	**78.85%**	456,930	78.41%	413,007	78.97%	360,595	72.99%
Credit card advances	**10,677**	**1.46%**	8,458	1.45%	6,785	1.30%	5,973	1.21%
Others	**144,252**	**19.69%**	117,356	20.14%	103,211	19.73%	127,473	25.80%
Sub-total	**732,584**	**100.00%**	582,744	100.00%	523,003	100.00%	494,041	100.00%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Corporate loans								
Manufacturing	**629,327**	**36.37%**	556,032	35.99%	491,117	34.58%	497,543	35.94%
Commerce and Services	**280,465**	**16.21%**	255,787	16.56%	255,460	17.99%	284,772	20.57%
Real Estate	**143,613**	**8.30%**	113,589	7.35%	96,390	6.79%	100,932	7.29%
Energy, Mineral and Agriculture	**266,323**	**15.39%**	240,314	15.56%	210,281	14.81%	186,942	13.51%
Transportation and Logistics	**223,355**	**12.91%**	182,398	11.81%	165,396	11.64%	158,762	11.47%
Public Utilities	**112,231**	**6.49%**	105,933	6.86%	91,924	6.47%	87,731	6.34%
Construction	**38,560**	**2.23%**	34,676	2.25%	30,089	2.12%	27,938	2.02%
Financial Services	**33,897**	**1.96%**	53,333	3.45%	77,237	5.44%	32,079	2.32%
Others	**2,401**	**0.14%**	2,692	0.17%	2,290	0.16%	7,484	0.54%
Sub-total	**1,730,172**	**100.00%**	1,544,754	100.00%	1,420,184	100.00%	1,384,183	100.00%
Personal loans								
Mortgage loans	**454,984**	**77.70%**	337,834	76.16%	286,829	75.49%	240,640	68.49%
Credit card advances	**5,307**	**0.91%**	2,876	0.65%	1,929	0.51%	1,441	0.41%
Others	**125,242**	**21.39%**	102,870	23.19%	91,200	24.00%	109,264	31.10%
Sub-total	**585,533**	**100.00%**	443,580	100.00%	379,958	100.00%	351,345	100.00%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Loan concentration by currency

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
RMB	**1,968,119**	**69.04%**	1,692,980	69.61%	1,477,859	66.12%	1,378,760	64.20%
Foreign currency	**882,442**	**30.96%**	739,039	30.39%	757,406	33.88%	768,928	35.80%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
RMB	**1,955,638**	**84.45%**	1,688,414	84.92%	1,475,821	81.98%	1,378,343	79.42%
Foreign currency	**360,067**	**15.55%**	299,920	15.08%	324,321	18.02%	357,185	20.58%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Loan concentration by types of guarantee

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	**747,923**	**26.24%**	536,293	22.05%	475,983	21.29%	449,026	20.91%
Guaranteed	**708,039**	**24.84%**	731,759	30.09%	684,824	30.64%	650,905	30.31%
Collateralised and pledged	**1,394,599**	**48.92%**	1,163,967	47.86%	1,074,458	48.07%	1,047,757	48.78%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Unsecured	**542,450**	**23.42%**	433,087	21.78%	369,163	20.51%	365,100	21.04%
Guaranteed	**652,635**	**28.18%**	632,985	31.84%	600,323	33.35%	582,577	33.57%
Collateralised and pledged	**1,120,620**	**48.40%**	922,262	46.38%	830,656	46.14%	787,851	45.39%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%

Concentrations by maturity

Group

Unit: RMB million, except percentages

	As at 31 December			
	2007		2006	
	Amount	**% of total**	Amount	% of total
Overdue	**70,110**	**2.46%**	87,331	3.59%
Due less than 1 year (1 year included)	**1,204,840**	**42.27%**	1,081,992	44.49%
Due between 1 and 5 years (5 years included)	**786,264**	**27.58%**	642,817	26.43%
Due more than 5 years	**789,347**	**27.69%**	619,879	25.49%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December			
	2007		2006	
	Amount	**% of total**	Amount	% of total
Overdue	**63,789**	**2.75%**	82,548	4.15%
Due less than 1 year (1 year included)	**1,039,682**	**44.90%**	953,495	47.96%
Due between 1 and 5 years (5 years included)	**566,120**	**24.45%**	464,060	23.34%
Due more than 5 years	**646,114**	**27.90%**	488,231	24.55%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%

Loan concentration by borrower

The Bank focused on controlling borrower concentration risk and is in full compliance with the regulatory requirements on borrower concentration.

		As at 31 December		
Main regulatory ratios	**Criteria**	**2007**	2006	2005
Proportion of outstanding loans of the largest single borrowers (%)	≤10	**3.4**	2.2	4.7
Top ten customers ratio (%)	≤50	**16.1**	15.7	25.6

Note: Proportion of outstanding loans of largest single borrowers = Total outstanding loans to the largest single borrowers/net regulatory capital

Top ten customers ratio = Total outstanding loans to the top ten customers/net regulatory capital

The following table sets forth the ten largest individual borrowers as of the date indicated.

Unit: RMB million, except percentages

		As at 31 December 2007	
	Industry	**Outstanding principal amount**	**% of total loans**
Customer A	Transportation and Logistics	**16,902**	**0.59%**
Customer B	Transportation and Logistics	**9,081**	**0.32%**
Customer C	Transportation and Logistics	**8,280**	**0.29%**
Customer D	Energy, Mineral and Agriculture	**8,140**	**0.29%**
Customer E	Commerce and Services	**7,700**	**0.27%**
Customer F	Transportation and Logistics	**7,194**	**0.25%**
Customer G	Energy, Mineral and Agriculture	**6,041**	**0.21%**
Customer H	Commerce and Services	**5,952**	**0.21%**
Customer I	Transportation and Logistics	**5,865**	**0.20%**
Customer J	Manufacturing	**5,336**	**0.19%**
Total		**80,491**	**2.82%**

Loan Quality

Five-category loan classification

The Bank generally measures and manages the quality of credit risk bearing assets based on the Guidance of Loan Credit Risk Classification issued by CBRC, which requires Chinese commercial banks to classify loans into the following five asset quality categories: pass, special-mention, substandard, doubtful and loss, among which loans classified in the substandard, doubtful and loss categories are regarded as non-performing loans. For the overseas operations of the Bank, if applicable local regulations and requirements are more prudent than the Guidance of Loan Credit Risk Classification, the Bank classifies the assets according to local regulations and requirements.

In 2007, the Bank made progress in centralising the management of loan classification in the domestic branches. All loan classifications are reviewed and approved by either the Head Office or at tier one branches. When the loans are classified, consideration is given to various factors that will affect the quality of loans and the probability of asset recovery and the extent of loss. To obtain a loan's final risk classification, the Bank must perform a standard process of classifying, checking, reviewing and approving. The loan classification of a corporate customer may be revised when there are significant changes to the customer or its loan risk status.

At the end of 2007, the Group reported non-performing loans (NPLs) of RMB88.802 billion, and an NPL ratio of 3.12%, representing a decrease of RMB9.418 billion and 0.92 percentage point compared with the prior year-end, respectively. Domestic NPLs and NPL ratio was RMB87.011 billion and 3.76%, respectively representing a decrease of RMB8.811 billion and 1.06 percentage points compared with the prior year-end.

At the end of 2007, the amount of outstanding special-mention loans was RMB144.991 billion, a decrease of RMB53.154 billion compared to those as at the end of last year, accounting for 5.08% of the total loan portfolio and a decrease of 3.07 percentage points from the end of last year.

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**2,616,768**	**91.80%**	2,135,654	87.81%	1,847,991	82.67%	1,612,936	75.10%
Special-mention	**144,991**	**5.08%**	198,145	8.15%	284,048	12.71%	424,606	19.77%
Substandard	**35,105**	**1.23%**	39,390	1.62%	45,573	2.04%	61,515	2.87%
Doubtful	**40,897**	**1.43%**	44,100	1.81%	44,550	1.99%	32,931	1.53%
Loss	**12,800**	**0.46%**	14,730	0.61%	13,103	0.59%	15,700	0.73%
Total	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%
NPLs	**88,802**	**3.12%**	98,220	4.04%	103,226	4.62%	110,146	5.13%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Pass	**2,089,139**	**90.21%**	1,703,908	85.69%	1,430,429	79.46%	1,228,414	70.78%
Special-mention	**139,555**	**6.03%**	188,604	9.49%	271,504	15.08%	408,571	23.54%
Substandard	**34,216**	**1.48%**	38,517	1.94%	44,056	2.45%	57,882	3.33%
Doubtful	**40,308**	**1.74%**	43,119	2.17%	42,852	2.38%	29,787	1.72%
Loss	**12,487**	**0.54%**	14,186	0.71%	11,301	0.63%	10,874	0.63%
Total	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%
NPLs	**87,011**	**3.76%**	95,822	4.82%	98,209	5.46%	98,543	5.68%

In 2007, the Bank recovered and disposed of non-performing loans by various procedures, including demand for payment, legal proceedings, arbitration and restructuring.

Overdue Loans

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	**2,753,960**	**96.61%**	2,313,465	95.13%	2,108,794	94.34%	2,025,487	94.31%
Overdue								
1-90 days	**33,407**	**1.17%**	44,336	1.82%	50,450	2.26%	65,540	3.05%
91-180 days	**4,760**	**0.17%**	8,957	0.37%	14,012	0.63%	15,842	0.74%
More than 180 days	**58,434**	**2.05%**	65,261	2.68%	62,009	2.77%	40,819	1.90%
Total overdue loans	**96,601**	**3.39%**	118,554	4.87%	126,471	5.66%	122,201	5.69%
Total loans	**2,850,561**	**100.00%**	2,432,019	100.00%	2,235,265	100.00%	2,147,688	100.00%
Overdue by more than 90 days	**63,194**	**2.22%**	74,218	3.05%	76,021	3.40%	56,661	2.64%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Not overdue	**2,226,749**	**96.16%**	1,876,397	94.37%	1,682,110	93.44%	1,626,070	93.69%
Overdue								
1-90 days	**26,788**	**1.16%**	39,307	1.98%	47,587	2.64%	61,930	3.57%
91-180 days	**4,524**	**0.19%**	8,625	0.43%	13,643	0.76%	15,261	0.88%
More than 180 days	**57,644**	**2.49%**	64,005	3.22%	56,802	3.16%	32,267	1.86%
Total overdue loans	**88,956**	**3.84%**	111,937	5.63%	118,032	6.56%	109,458	6.31%
Total loans	**2,315,705**	**100.00%**	1,988,334	100.00%	1,800,142	100.00%	1,735,528	100.00%
Overdue by more than 90 days	**62,168**	**2.68%**	72,630	3.65%	70,445	3.92%	47,528	2.74%

Identified impaired loans

In accordance with IAS 39, loans and advances to customers are considered impaired, and allowances are made accordingly, if there is objective evidence of impairment resulting in a measurable decrease in estimated future cash flows from loans and advances.

Movement of identified impaired loans

At the end of 2007, the Group reported identified impaired loans totalling RMB90.317 billion, a decrease of RMB12.915 billion compared with last year-end. The Group's impaired loan ratio was 3.17%, representing a reduction of 1.07 percentage points year-on-year. Domestic operations reported identified impaired loans totalling RMB89.437 billion, a decrease of RMB9.212 billion compared to last year-end. The domestic impaired loan ratio was 3.86%, representing a reduction of 1.1 percentage points year-on-year. Overseas operations reported impaired loans totalling RMB0.88 billion, a decrease of RMB3.703 billion compared to last year-end. The overseas impaired loan ratio was 0.16%, representing a reduction of 0.87 percentage point year-on-year.

Group

Unit: RMB million

	2007	2006	2005	2004
Balance at the beginning of the year	**103,232**	109,530	118,383	358,218
Increase during the year	**33,006**	41,928	41,190	76,583
Reduction during the year	**(45,921)**	(48,226)	(50,043)	(316,418)
Balance at the end of the year	**90,317**	103,232	109,530	118,383

Domestic

Unit: RMB million

	2007	2006	2005	2004
Balance at the beginning of the year	**98,649**	102,359	104,553	324,252
Increase during the year	**31,814**	40,924	39,721	74,077
Reduction during the year	**(41,026)**	(44,634)	(41,915)	(293,776)
Balance at the end of the year	**89,437**	98,649	102,359	104,553

Identified impaired loans by region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Domestic operations	**89,437**	**99.03%**	**3.86%**	98,649	95.56%	4.96%	102,359	93.46%	5.69%	104,553	88.32%	6.02%
Overseas operations	**880**	**0.97%**	**0.16%**	4,583	4.44%	1.03%	7,171	6.54%	1.64%	13,830	11.68%	3.36%
Total	**90,317**	**100.00%**	**3.17%**	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%

Notes:

1. Loans and advances to customers are considered impaired, and the Bank recognises losses on the loans and advances, if there is objective evidence of a measurable decrease in estimated future cash flows from the loans and advances.

2. Impaired loan ratio=amount of identified impaired loans/total balance of that category of loan.

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Northern China	**20,820**	**23.28%**	**5.37%**	18,718	18.97%	5.37%	17,699	17.29%	5.49%	22,600	21.62%	7.18%
Northeastern China	**10,592**	**11.84%**	**7.25%**	12,673	12.85%	9.31%	12,582	12.29%	9.56%	13,396	12.81%	10.42%
Eastern China	**20,132**	**22.51%**	**2.08%**	24,269	24.60%	2.96%	27,811	27.17%	3.86%	28,595	27.34%	4.21%
Central & southern China	**24,663**	**27.58%**	**4.19%**	28,008	28.39%	5.77%	30,611	29.91%	6.88%	26,611	25.46%	6.13%
Western China	**13,230**	**14.79%**	**5.80%**	14,981	15.19%	7.53%	13,656	13.34%	7.53%	13,351	12.77%	7.48%
Total	**89,437**	**100.00%**	**3.86%**	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%

Domestic identified impaired loans by industry and product

Domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	**% of total**	**Impaired loan ratio**	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Manufacturing	**32,873**	**41.21%**	**5.22%**	34,123	38.33%	6.14%	33,188	35.73%	6.76%	32,444	33.54%	6.52%
Commerce and Services	**18,912**	**23.71%**	**6.74%**	22,579	25.36%	8.83%	25,443	27.39%	9.96%	26,344	27.22%	9.25%
Real Estate	**6,992**	**8.77%**	**4.87%**	10,710	12.03%	9.43%	12,763	13.74%	13.24%	13,453	13.90%	13.33%
Energy, Mineral and Agriculture	**5,606**	**7.03%**	**2.10%**	6,153	6.91%	2.56%	6,665	7.18%	3.17%	6,588	6.81%	3.52%
Transportation and Logistics	**8,922**	**11.18%**	**3.99%**	8,258	9.28%	4.53%	7,759	8.35%	4.69%	9,729	10.05%	6.13%
Public Utilities	**4,547**	**5.70%**	**4.05%**	4,523	5.08%	4.27%	4,627	4.98%	5.03%	5,564	5.75%	6.34%
Construction	**1,651**	**2.07%**	**4.28%**	2,322	2.61%	6.70%	2,226	2.40%	7.40%	2,569	2.65%	9.20%
Financial Services	**255**	**0.32%**	**0.75%**	187	0.21%	0.35%	215	0.23%	0.28%	72	0.07%	0.22%
Others	**8**	**0.01%**	**0.33%**	171	0.19%	6.35%	–	–	–	6	0.01%	0.08%
Total corporate impaired loans	**79,766**	**100.00%**	**4.61%**	89,026	100.00%	5.76%	92,886	100.00%	6.54%	96,769	100.00%	6.99%

Domestic identified personal impaired loans by product

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	**% of total**	**Impaired loan ratio**	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Mortgage loans	**4,066**	**42.05%**	**0.89%**	4,100	42.61%	1.21%	3,837	40.50%	1.34%	3,608	46.35%	1.50%
Credit card advances	**279**	**2.88%**	**5.26%**	219	2.28%	7.63%	228	2.41%	11.82%	218	2.80%	15.13%
Others	**5,326**	**55.07%**	**4.25%**	5,304	55.11%	5.16%	5,408	57.09%	5.93%	3,958	50.85%	3.62%
Total personal impaired loans	**9,671**	**100.00%**	**1.65%**	9,623	100.00%	2.17%	9,473	100.00%	2.49%	7,784	100.00%	2.22%

Identified impaired loans by customer type

Group

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	**% of total**	**Impaired loan ratio**	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	**80,455**	**89.08%**	**3.80%**	92,237	89.35%	4.99%	98,888	90.28%	5.78%	108,230	91.42%	6.54%
Personal loans and advances	**9,862**	**10.92%**	**1.35%**	10,995	10.65%	1.89%	10,642	9.72%	2.03%	10,153	8.58%	2.06%
Total	**90,317**	**100.00%**	**3.17%**	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	**% of total**	**Impaired loan ratio**	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
Corporate loans and advances	**79,766**	**89.19%**	**4.61%**	89,026	90.25%	5.76%	92,886	90.74%	6.54%	96,769	92.56%	6.99%
Personal loans and advances	**9,671**	**10.81%**	**1.65%**	9,623	9.75%	2.17%	9,473	9.26%	2.49%	7,784	7.44%	2.22%
Total	**89,437**	**100.00%**	**3.86%**	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%

Identified impaired loans by currency

Group

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	**% of total**	**Impaired loan ratio**	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	**80,209**	**88.81%**	**4.08%**	86,816	84.10%	5.13%	87,980	80.33%	5.96%	84,469	71.36%	6.13%
Foreign currency	**10,108**	**11.19%**	**1.15%**	16,416	15.90%	2.22%	21,550	19.67%	2.84%	33,914	28.64%	4.41%
Total	**90,317**	**100.00%**	**3.17%**	103,232	100.00%	4.24%	109,530	100.00%	4.90%	118,383	100.00%	5.51%

Domestic

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio	Amount	% of total	Impaired loan ratio
RMB	**80,209**	**89.68%**	**4.10%**	86,816	88.01%	5.14%	87,980	85.96%	5.96%	84,469	80.79%	6.13%
Foreign currency	**9,228**	**10.32%**	**2.56%**	11,833	11.99%	3.95%	14,379	14.04%	4.43%	20,084	19.21%	5.62%
Total	**89,437**	**100.00%**	**3.86%**	98,649	100.00%	4.96%	102,359	100.00%	5.69%	104,553	100.00%	6.02%

Identified impaired loans by impairment loss assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	**71,721**	**79.41%**	81,730	79.17%	83,242	76.00%	89,768	75.83%
Collectively assessed	**18,596**	**20.59%**	21,502	20.83%	26,288	24.00%	28,615	24.17%
Total	**90,317**	**100.00%**	103,232	100.00%	109,530	100.00%	118,383	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Individually assessed	**70,968**	**79.35%**	78,409	79.48%	78,309	76.50%	81,747	78.19%
Collectively assessed	**18,469**	**20.65%**	20,240	20.52%	24,050	23.50%	22,806	21.81%
Total	**89,437**	**100.00%**	98,649	100.00%	102,359	100.00%	104,553	100.00%

Allowance for Impairment Losses on Loans

The Bank makes adequate allowance for impairment losses on a timely basis and in accordance with prudent and established principles. Allowance for impairment losses on loans consists of two components, individually assessed and collectively assessed allowances. For a further discussion of the accounting policy in relation to impairment losses, please refer to Note II.8 to the Financial Statements.

Movements of allowances for impairment losses on loans

At the end of 2007, the Group's allowance for impairment losses was RMB96.068 billion, representing an increase of RMB1.775 billion from the previous year-end, with the coverage ratio of allowance for impairment losses to identified impaired loans increasing by 15.03 percentage points to 106.37% from last year-end. The impairment losses for the year were RMB8.252 billion, representing a decrease of RMB4.090 billion from last year. The credit cost ratio was 0.31%, representing a decrease of 0.22 percentage point from last year. Allowance for impairment losses on domestic loans reached RMB93.283 billion, representing an increase of RMB3.123 billion from last year-end, with the coverage ratio of allowance for impairment losses to identified impaired loans increasing by 12.91 percentage points to 104.3% from last year-end. The impairment losses of loans in the Bank's domestic operations in 2007 were RMB8.734 billion, representing a decrease of RMB6.811 billion from last year, with the domestic credit cost ratio of 0.41%, representing a decrease of 0.41 percentage point from last year.

Group

Unit: RMB million

	2007	2006	2005	2004
As at 1 January	**94,293**	83,153	74,769	239,039
Impairment losses for the year	**8,252**	12,342	11,486	23,812
Written off	**(6,798)**	(3,711)	(4,852)	(189,945)
Recovery of loans and advances written off in previous years	**1,671**	3,589	2,954	2,507
Exchange difference	**(1,066)**	(452)	(675)	–
Unwind of discount on allowance	**(284)**	(628)	(529)	(644)
As at 31 December	**96,068**	94,293	83,153	74,769

Domestic

Unit: RMB million

	2007	2006	2005	2004
As at 1 January	**90,160**	78,193	67,158	223,758
Impairment losses for the year	**8,734**	15,545	15,346	26,926
Written off	**(4,510)**	(2,829)	(3,527)	(183,405)
Recovery of loans and advances written off in previous year	**19**	83	120	523
Exchange difference	**(863)**	(293)	(508)	–
Unwind of discount on allowance	**(257)**	(539)	(396)	(644)
As at 31 December	**93,283**	90,160	78,193	67,158

Allowance for impairment losses by region

Group

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Domestic operations	**93,283**	**97.10%**	**104.30%**	90,160	95.62%	91.39%	78,193	94.04%	76.39%	67,158	89.82%	64.23%
Overseas operations	**2,785**	**2.90%**	**316.47%**	4,133	4.38%	90.18%	4,960	5.96%	69.16%	7,611	10.18%	55.03%
Total	**96,068**	**100.00%**	**106.37%**	94,293	100.00%	91.34%	83,153	100.00%	75.92%	74,769	100.00%	63.16%

Allowance for impairment losses on domestic loans by customer type

Unit: RMB million, except percentages

	As at 31 December											
	2007			2006			2005			2004		
	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio	Amount	% of total	Impaired loan coverage ratio
Allowance for corporate loans	**74,093**	**79.43%**	**92.89%**	71,234	79.01%	80.01%	60,267	77.07%	64.88%	49,135	73.16%	50.78%
Allowance for personal loans	**19,190**	**20.57%**	**198.43%**	18,926	20.99%	196.68%	17,926	22.93%	189.23%	18,023	26.84%	231.54%
Total	**93,283**	**100.00%**	**104.30%**	90,160	100.00%	91.39%	78,193	100.00%	76.39%	67,158	100.00%	64.23%

Allowance for impairment losses on loans by assessment methodology

Group

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	**51,837**	**53.96%**	53,846	57.10%	45,738	55.00%	35,699	47.75%
Allowance for collectively assessed identified impaired loans	**12,334**	**12.84%**	12,735	13.51%	12,009	14.44%	12,614	16.87%
Allowance for non-impaired loans	**31,897**	**33.20%**	27,712	29.39%	25,406	30.56%	26,456	35.38%
Total	**96,068**	**100.00%**	94,293	100.00%	83,153	100.00%	74,769	100.00%

Domestic

Unit: RMB million, except percentages

	As at 31 December							
	2007		2006		2005		2004	
	Amount	**% of total**	Amount	% of total	Amount	% of total	Amount	% of total
Allowance for individually assessed identified impaired loans	**51,349**	**55.05%**	51,269	56.86%	42,720	54.64%	31,539	46.96%
Allowance for collectively assessed identified impaired loans	**12,241**	**13.12%**	12,610	13.99%	11,379	14.55%	10,861	16.17%
Allowance for non-impaired loans	**29,693**	**31.83%**	26,281	29.15%	24,094	30.81%	24,758	36.87%
Total	**93,283**	**100.00%**	90,160	100.00%	78,193	100.00%	67,158	100.00%

Market Risk

Overview

The Bank is exposed to market risks that may cause losses in on-and-off balance sheet as of result of adverse changes in market prices. Market risk arises from open positions in the trading and banking books in interest rate, exchange risk, equities, and commodities. Both the Bank's trading book and banking book face market risks. The trading book consists of positions in financial instruments and commodities that are free of any restrictive covenants on their tradability and held with trading intent or in order to hedge other elements of the trading book. The banking book consists of financial instruments not included in the trading book (includes those financial instruments in the investment purchased with surplus funds and managed in the investment book).

The Board of Directors of the Bank takes the ultimate responsibility for the oversight of market risk management, including the approval of investment strategy, market risk management strategy, policies and procedures and the determination of market risk tolerance. Senior management is responsible for developing market risk management policies, procedures and specific operational rules, inspecting and monitoring on a regular basis and compliance with these policies, procedures and rules, and setting market limits within the Group's overall market risks appetite determined by the Board.

Within the Risk Management Department, the Bank has set up an independent market risk management team, which is dedicated to the identification, measurement, monitoring and control of market risks at the Group level, and reports in line with risk management policies and procedures. Risk monitoring teams have been set up within each market risk-taking business line to monitor and report on the market risks within their respective business lines.

In keeping with the guiding requirements of CBRC on market risk management, in 2007, the Bank continued to improve its management of Group market risk management and worked hard to improve policies of market risk management and the monitoring and reporting systems, thus progressively enhancing its ability to identify and measure market risks. Measures included the re-examination of the market risk management policies of the Bank; implementing a series of policies on Value at Risk and stress testing and further clarification of management rules on trading book classification, so as to unify the procedures, models, standards and methods

for the Group's risk management; adjustment of market risk limits and constant improvement of market risk measurement methods; and an increase in the frequency of market risk monitoring and intensification of risk analysis and warning.

To effectively monitor market risk in an increasingly volatile financial market in 2007, the Bank further strengthened its management of investment securities and improved decision-making mechanisms around such investment securities. These measures included reviewing investment procedures; formulating the *Bank of China Limited Securities Investment Policy*; standardising the investment securities decision-making mechanism; setting up the Securities Investment Management Committee (SIMC); reviewing the major business strategies of investment securities; completing the investment securities impairment allowance criteria and evaluating any investment securities impairment on a timely, conservative, and objective basis; adjusting the risk appetite in response to market movements; strengthening the risk management over investment securities, and conducting *ad hoc* analysis and monitoring of the high risk investment securities as required.

In 2008, the Bank will further strengthen the framework for market risk management, enhance its risk measuring capabilities for structured products and promote the integration of group risk information as part of the implementation of the Basel II framework.

Market Risk of the Trading Book

The Bank manages the market risk of the trading book primarily through setting up the overall Value-at-Risk (VaR) and stop-loss limits on the trading book and establishing and allocating exposure limits and stop-loss limits for each trading desk and trader. Traders can only trade financial instruments that meet certain pre-determined criteria (e.g. the liquidity of the financial instruments, etc.). The Bank monitors the utilisation of risk limits of the trading book on a daily basis.

VaR is the possible loss arising from changes in market conditions, given a specified time horizon and specified confidence level. The Bank currently uses a one-day time horizon and 95% confidence level to calculate the VaR for the domestic trading book. Based on such a calculation, within the one-day time horizon, the probability of loss on the trading book exceeding the VaR is limited to 5% or below.

Please refer to Note III.4 to the Financial Statements for detailed information about the VaR of the Bank's trading book.

Market Risk of the Banking Book

Interest rate risk management

The Bank's primary market risk for the banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of the Bank's banking book. The Bank manages the interest rate risk of the banking book primarily through interest rate gap analysis. Interest rate gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within certain periods. The data generated by gap analysis is used to perform sensitivity analysis, scenario analysis and stress testing, which allows adjustment of the maturities of the interest-earning assets and interest-bearing liabilities. At the same time, the Bank closely follows domestic and foreign currency interest rate trends and promptly adjusts interest rates of local and foreign currency deposits and loans in order to reduce interest rate risk.

For details of the interest rate sensitivity gaps, please refer to Note III.4 to the Financial Statements.

Assuming the yield curves of all currencies shift up or down 100 basis points in parallel at the beginning of 2008, the Group's sensitivity analysis of net interest income on major currencies was as follows:

Group

Unit: RMB million

	RMB	USD	HKD
Up 100bps	(6,525)	(1,128)	524
Down 100bps	6,525	1,128	(524)

The analysis is in accordance with the CBRC rules, and includes all off-balance-sheet positions. It is based on the Group's gap position at the end of 2007 and does not take into consideration any change in customer behaviour, basis risk or any prepayment options on debt securities.

Exchange rate risk management

The Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency profit and loss and investment in overseas subsidiaries. Trading exchange rate risk mainly arises from foreign exchange transactions in which the Bank is engaged on its own account or on behalf of customers.

The Bank has undertaken the following measures to reduce its foreign exchange exposure:

In 2005, the Bank entered into a foreign currency option agreement with Huijin with a notional amount of USD18 billion to economically hedge a portion of the net foreign currency position arising from a capital injection. The option was fully exercised from January to December of 2007 in 12 equal monthly installments.

In 2007, the Bank entered into certain foreign exchange transactions to reduce its net foreign currency position by USD17.3 billion.

By these measures, the Bank's net foreign currency exposure had reduced from USD15.7 billion at the end of 2006 to USD4.1 billion at the end of 2007, effectively reducing the Bank's exposure to exchange rate risk.

For details of the foreign currency exposure of the Bank, please refer to Note III.4 to the Financial Statements.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to obtain funds at a reasonable cost in a certain period of time when required to meet a repayment obligation and fund its asset portfolio. The Bank's objective in liquidity management is to ensure the availability of adequate funding to meet its needs to fund deposit withdrawals and other liabilities as they fall due, as well as being able to meet its obligations to fund loan originations and commitments and to take advantage of new investment opportunities.

The Bank and its overseas subsidiaries manage liquidity risk on their own basis. The Bank manages the liquidity risk of all branches, domestic and overseas. The Bank takes market financing capabilities and other factors into account and adopts a prudent manner when developing liquidity decisions.

The Bank follows a proactive liquidity management strategy and develops all asset-liability businesses in line with the requirements of its liquidity management. Moreover, the Bank monitors and manages the liquidity of local and foreign currencies separately, and has established a RMB and foreign currency liquidity portfolio to ensure funding of sources and applications of different currencies meet the requirements of liquidity management.

The Bank's liquidity management considers both the normal operational environment and emergency measures for unexpected events or extreme conditions. In a normal operational environment, liquidity management covers management of the liquid asset portfolio, liquidity gap management, position management, management of fund transfers between the Head Office and branches and liquidity analysis. The Bank also has a proactive liability management and enhanced market financing capabilities, and maintains close contact with other banks and the central bank with a view to borrowing funds from the money market or by open market operations to hedge short-term liquidity risk and ensure the smooth development of the Bank's business. The Bank has also developed emergency measures to ensure financing for the Bank in the event of a sudden crisis.

In 2007, significant volatility posed major challenges to the Bank's liquidity position. From the second quarter, there was a significant slowdown in the growth of new RMB deposits due to a continued boom in the stock market and mutual fund market, while loan growth was maintained at a fast pace, resulting in a decrease in stable sources of funds. In addition, the Bank experienced substantial fund inflows and outflows due to the increase in A-Share IPOs, and the central bank implemented tightening monetary policies in order to control the fast growth in lending.

Under such circumstances, the Bank managed to maintain adequate liquidity levels by continuously improving liquidity management capabilities, integrating liquidity risk and reward, improving proactive liability management, strengthening monitoring of internal positions and maximising returns on capital, in order to meet normal business needs and at the same time improve the effectiveness of operational funds.

Regulatory Ratios on Liquidity

At of 31 December 2007, the Bank's liquidity position, as shown in the table below, met regulatory requirements: (liquidity ratio is the primary indicator of the Group's liquidity; loan to deposit ratio, excess reserve ratio and inter-bank ratios are the indicators of liquidity of the Bank's domestic operations in the Chinese Mainland)

Main regulatory ratios		Regulatory standard	As at 31 December 2007	2006	2005
Liquidity ratio (%)	RMB	≥25	**32.6**	37.7	48.9
	Foreign Currency	≥25	**75.9**	64.1	87.4
Loan to deposit ratio (%)	RMB & Foreign Currency	≤75	**64.0**	59.0	59.1
Excess reserve ratio(%)	RMB		**3.1**	2.8	3.0
	Foreign Currency		**20.7**	25.8	16.9
Inter-bank ratio (%)	Inter-bank borrowings ratio	≤4	**1.3**	0.9	2.7
	Inter-bank loans ratio	≤8	**0.7**	0.7	0.2

Note:

Liquidity ratio = current assets/current liabilities. Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data are based on the Chinese Accounting Standards 2006. Data for the year 2005 and 2006 is not adjusted retrospectively.

Loan to deposit ratio = outstanding loans/outstanding deposits

RMB excess reserve ratio = (reserve in excess of the mandatory requirements + cash)/(balance of deposits + remittance payables)

Foreign currency excess reserve ratio = (reserve in excess of the mandatory requirements + cash + due from banks and due from overseas branches and subsidiaries)/outstanding deposits

Inter-bank borrowings ratio = Total Renminbi inter-bank borrowings from other banks and financial institutions/Total Renminbi deposits

Inter-bank loans ratio = Total Renminbi inter-bank loans to other banks and financial institutions/Total Renminbi deposits

Liquidity Gap Analysis

The Bank assesses liquidity risk through liquidity gap analysis. Liquidity gap results are periodically calculated and monitored and used for sensitivity analysis and stress testing. At of 31 December 2007, the Bank's liquidity gap situation was as follows:

(for details of the liquidity position, please refer to Note III.5 to the Financial Statements)

Group

Unit: RMB million

	Overdue	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
As at 31 December 2007	**25,062**	**(2,164,164)**	46,676	(23,953)	(5,335)	1,334,986	1,237,385	450,657
As at 31 December 2006	**48,754**	**(1,889,251)**	4,183	55,597	41,576	1,070,214	1,081,883	412,956

Bank

Unit: RMB million

	Overdue	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
As at 31 December 2007	**19,367**	**(1,879,644)**	246,426	(14,644)	(52,936)	1,051,031	1,016,880	386,480
As at 31 December 2006	**46,738**	**(1,617,769)**	243,207	41,472	(46,568)	804,957	883,357	355,394

Note: Liquidity gap = assets that mature in a certain period – liabilities that mature for the same period

Influenced by the market environment, the percentage of demand deposits to total deposits increased and the proportion of current liabilities to total liabilities remained high, as a result, the majority of gaps below 1 year bucket was negative. The balance of assets in the remaining periods all exceeded the balance of liabilities, resulting in a positive liquidity gap position.

Internal Control and Operational Risk

Internal Control

Branches, business departments and staff at various levels of the Bank take responsibility for internal control when promoting business development and are the Bank's first line of defence. The Legal and Compliance Department together with various business departments, are responsible for making overall plans for establishing internal control policies, directing, examining, monitoring and assessing the work of the first line of defence, and playing the role of the second line of defence. The Internal Audit Department is responsible for reviewing and assessing the appropriateness and effectiveness of the Bank's operating activities, risk management, internal control and corporate governance using a systematic and consistent methodology, thus, playing the role of the third line of defence.

In 2007, the Bank continued to establish and improve its three lines of defence of internal control. In order to enhance the self-controlling capacity in the first line of defence, the Bank implemented a process of self-review, self-checking, self-assessment, self-improvement and self-training at the grass-root level of operating branches.

In respect of examining the second line of defence, the Bank specified and standardised the examination programme and conducted on-site and off-site

examinations of all business lines and key controls. In terms of remediating controls, the Bank standardised the internal control remediation, enhanced the monitoring of the implementation of corrective measures on identified issues and established a central repository for Issues. The Bank also improved performance evaluation techniques for internal control and compliance.

Operational Risk

In accordance with the *Guide on Operational Risk Management to Commercial Banks* published by CBRC, the Bank has established its Operational Risk Management ('ORM') framework, developed and implemented measures on ORM, improved ORM policies and developed the process for operational risk regulatory capital calculations. The Bank has rolled out a new assessment process for operational risk and control of assessment, recording and reporting of operational risk exposure and related controls in various business processes on a Bank-wide and regular basis to enhance its capacity to identify and assess operational risk.

The Bank has defined its Key Risk Indicators (KRI) of operational risk and started to develop these at Group level. Through periodic tracking, monitoring and measurement of KRIs, the Bank aims to enhance its control and monitoring capacity over operational risk.

In addition, the Bank has implemented the following initiatives to enhance control over its branches:

- Sending duty managers to lower level branch outlets to facilitate separation of risk control from business operation so as to better control the risk inherent in its business operations;
- Improving the policy framework to define the behavioral code for branch outlet management and staff;
- Implementing certain control initiatives specifically for the branch outlets, namely, vault security enhancement, business stamp and seal application and management survey, electronic stamp verification system, and centralised account opening approval processes for RMB transaction accounts.

Internal Audit

As the third line of defence in the internal control framework of the Bank, internal audit forms the independent and objective confirmation and consultation process of the Bank under the Audit Committee of the Board of Directors. Following the principle of improving the operations of the Bank and creating value, internal audit assists the Bank's management in the performance of their controlling duties and employs systematic and standardised approaches to evaluate and assist in the improvement of internal control, risk management and corporate governance.

In 2007, the Bank set up and adopted a vertically integrated management audit model; completed the vertical management of domestic internal audit departments, allocated human resources, budgeting, audit plans and work functions; established mutually linked audit policies, institutions, systems and frameworks with clear and distinctive layers; and enhanced the functions of audit assurance, anti-fraud, advisory service and internal control evaluation. Interim goals have been achieved in respect of the Bank's vertical organisational structure, integrated management system, value-added service requirements, systematic work standards, advanced programs, comprehensive quality control, sound evaluation mechanism and human resources, together with further enhanced independence, professionalism and authority.

In 2007, according to the requirements of the Audit Committee of the Board and the Management, internal audit focused on the priorities of effective duty enforcement and value adding and carried out audit assurance to prevent major and serious fraud cases with attention to systematic risk throughout the Bank. In the year, eight audit inspection projects were carried out at the Head Office, 26 at tier-one and directly-controlled branches and 14 at overseas institutions and affiliated companies. Internal audit personnel also inspected and confirmed high-risk businesses and key control processes in 2,780 domestic institutions (including 26 tier-one institutions, 462 tier-two institutions and 2,292 local level operations), exceeding the annual inspection plan.

In addition, internal audit strengthened line processing and utilisation of special audit tests and regional audit results; rendered value-added services to related parties by means of audit risk prompting letters and management proposals; organised the first and second lines of defence to conduct internal control evaluations; and completed the transformation from a compliance inspection function to a risk-oriented internal control evaluation function, taking prevention as its goal.

Connected Transactions Management

The Bank has formulated the *Connected Transactions Management Regulations of Bank of China Limited* and its Implementation Rules in accordance with the relevant laws, administrative regulations and regulatory requirements. It carefully identifies and monitors connected transactions in compliance with approval and disclosure obligations to safeguard the interests of the Bank and its shareholders.

In 2007, the Bank updated its database of connected parties and improved the accuracy of information surveys. Training sessions on connected transactions were held across the Bank with a view to improving vigilance of front office staff and identification capabilities of the compliance officers.

Anti-money Laundering

The Bank attaches great importance to anti-money laundering oversight, and its domestic and overseas operations are committed to enhancing anti-money laundering oversight and controlling money laundering risk in accordance with the Group's policy on anti-money laundering and combating the financing of terrorism as well as local regulatory requirements.

In 2007, the Bank revised its *Administrative Measures on Reporting of Large-value and Suspicious Transactions* to meet the new requirements of PBOC on the reporting of large-value and suspicious transactions, which specify the responsibilities of outlets, business lines and operations at different levels and the reporting procedures required. The Bank upgraded its reporting system and interfaced with the system at the China Anti-Money Laundering Monitoring & Analysis Centre on schedule and also completed procedures for uniform reporting of information on large-value and suspicious transactions, thus controlling regulatory risk effectively.

With a view to improving the ability of employees to identify suspicious transactions and enhance the reporting of suspicious transactions, the Bank developed the reporting system for collection of suspicious data, formulated the *Guidelines on Identification of Suspicious Transactions for Anti-money Laundering and Combating the Financing of Terrorism*, and employed case study training to enable employees to understand and identify suspicious transactions.

To enhance the supervision of anti-money laundering of its domestic and overseas operations and promote long-term effective monitoring, the Bank followed up the assessment of anti-money laundering of its overseas operations initiated in 2006, and selected branches for further inspection. Furthermore, the domestic operations conducted extensive self-inspection of anti-money laundering. The Bank also performed special audits of anti-money laundering at several domestic and overseas branches. By adopting the above measures, the Bank has improved its supervision of anti-money laundering activities of its domestic and overseas operations and the Group's control of money laundering risk.

To address the new customer identification requirements of PBOC, the Bank revised the guidelines for business lines on anti-money laundering and operating procedures of relevant businesses, and updated relevant contracts and vouchers as part of 'Know Your Customer' procedures to avoid the Bank being used as a channel for money laundering or financing of terrorism.

Ongoing training is part and parcel of the Bank's anti-money laundering framework. In 2007, the Bank held training sessions for staff at various levels of the Bank. During the year, a total of 2,500 training sessions were held in the domestic operations with over 200,000 participations.

Management Discussion and Analysis — IT Blueprint

The overall objective of the IT blueprint is to improve customer service, consolidate data, standardise operations, accelerate product innovation and mitigate risks. The IT blueprint implementation is focused on two systems, namely, the Core Banking System (CBS) for front and middle office processing and the Management Information System (MIS) for back office operations. CBS supports transaction processing and MIS supports decision making of the Bank by processing customer and transaction information. In 2007 the Bank made steady progress towards CBS and MIS implementation.

Core Banking System Implementation

The Bank completed phase one Core Banking System customisation and the first stage of the System Integration Test (SIT), captured customer information and started the overall system improvement program. Smooth progress was also made in the voucher review and consolidation, system parameter setting, and user screen translations and standardisation. Training session were held to address the different needs of the management and staff.

Management Information Systems Improved

Substantial progress was made in the construction of information infrastructure and the CBS peripheral systems during the year. Ten sub-systems were improved in this period, including General Ledger, Data Extraction and Transfer Platform, Reporting Platform, Historical Data Inquiry, Profit Analysis, Single View of Enterprise-Level Customer, Corporate/Individual Credit System, Core Database Construction, Data Dictionary and Information Service Platform. This enabled the Bank for the first time to fulfill the centralised reporting and centralised information management.

In 2008, the Bank will continue to accelerate implementation of the IT blueprint, whilst assuring quality and guaranteeing safety. The Bank will construct a powerful information network as well as a new innovation and service platform. This will encourage effective interaction between the IT system and the Bank's business innovation, broaden the Bank's service channels, provide customers with more convenient, efficient, and customised services, and as a result enhance the Bank's core competitiveness.

Management Discussion and Analysis — Organisational Information, Human Resources Development and Management

Organisational Management

Organisational Information

As at the end of 2007, the Bank had a total of 10,834 domestic and overseas branches and outlets, including 37 tier one branches, 283 tier two branches and 9,824 outlets in the Mainland and 689 branches, subsidiaries and representative offices in Hong Kong, Macau, and others countries, a reduction of 407 from the beginning of the year.

The following table shows the geographic breakdown of the domestic operations at the end of 2007.

	As at 31December 2007	
	Branches and outlets	**% of total**
Northern China	1,516	15.0%
Northeastern China	895	8.8%
Eastern China	3,438	33.9%
Central and Southern China	2,723	26.8%
Western China	1,573	15.5%
Total	10,145	100.0%

Process Reengineering and Organisational Restructuring

In 2007, the Bank further reengineered and restructured its organisation framework with the establishment of the Group Executive Committee, and under this committee, the Corporate Banking Committee, the Retail Banking Committee, the Financial Markets Committee and the Operation Service Committee. These management and decision-making committees fulfill their duties under the authority limits delegated by the Group Executive Committee.

Through the establishment of these management and decision-making committees, the Bank aims to change the traditional service, product and management model, and move to a more customer-oriented approach. All resources will be utilised to satisfy customers and provide a full range of financial services to the customers so as to promote business development. Meanwhile, delegation of authority to these management and decision-making committees will improve the efficiency and professionalism of the decision-making process. Decisions made will be pursuant to the Bank's overall strategy and supported by stakeholders. In this process, the business line management will be strengthened.

The major responsibilities of the Corporate Banking Committee, the Retail Banking Committee, the Financial Markets Committee and the Operation Service Committee are as follows:

- Establish the business line development strategies, annual business plan and budget, and the execution of the plan and budget as approved by the Group Executive Committee;
- Coordinate cross marketing of products and business cooperation and support for the business lines throughout the Group (including both domestic and overseas branches and subsidiaries);
- Take responsibility for the business line operational risk management and internal control; and

- Take responsibility for the business line credit approval, price setting, product R&D, HR management and finance management within authority limits.

Under this matrix management framework, business line management was strengthened to promote effectiveness of strategy communication and execution throughout, and by, the branch network. Internal control managers were dispatched to the operating units of the Bank to improve risk prevention and internal control, an integral part of the establishment of three lines of defence.

Human Resources Management and Development

Staff Profile

As at the end of 2007, the Bank had 237,379 employees (including 52,992 external contractual staff in domestic institutions), of which 22,045 were locally engaged staff in overseas branches and subsidiaries. By the end of 2007, the Bank paid retirement expenses for a total of 7,183 retirees.

Staff composition in terms of age, education background and professions at the end of the year was as follows:

Category	Detailed distribution	Number of employees	% of total
Age	Below 30	23,547	14.51%
	Between 31 and 40	87,510	53.91%
	Between 41 and 50	44,016	27.11%
	Between 51 and 60	7,214	4.44%
	Above 60	55	0.03%
Educational Background	Holders of a Master's degree and above	3,444	2.12%
	Bachelor degree holders	67,314	41.47%
	Associate degree or professional training certificate holders	65,051	40.07%
	Others	26,533	16.34%
Professions	Corporate finance	17,708	10.90%
	Personal finance	16,734	10.31%
	Financial market	1,297	0.80%
	Operational services	20,611	12.70%
	Financial management and accounting	11,171	6.88%
	Risk management, internal audit and legal and compliance	12,009	7.40%
	Management[1]	4,269	2.63%
	Others[2]	78,543	48.38%

Notes:

1. This category includes deputy general managers of tier-two branches, deputy general managers of functional departments in tier-one branches and managerial personnel of team heads and above in the Head Office.

2. This category includes front line staff, administrative staff and other supporting staff.

Human Resources Management Reform

In 2007, the Bank released *'Measures to Deepen the Human Resources Management Reform'* developed from past experience, which specified the major objectives of reform in current and future human resources management. The Bank will implement this ongoing human resources reform in line with market practice.

In 2007, the Bank further standardised position designation, recruitment procedures, qualifications and responsibilities. Remuneration and benefits schemes were adjusted based on prevailing market conditions, employees' competency levels and contributions to the Bank's operating results in order to maintain competitiveness in compensation in the market. Moreover, a new remuneration management mechanism was put in place to maintain staff cost increases at a rate proportional to the Bank's operating results. The Bank also refined staff performance indicators for the Head Office departments, tier-one branches and management. All of these measures helped to support the Bank's human resources development strategy and business targets.

The Bank further enhanced its human resources planning capabilities by proposing employee target numbers, benefits, structural adjustments and a human resources management mechanism for the years ahead. In 2007, the Bank enhanced its talent pool planning by establishing the objectives in talent management that emphasises number of staff, human resources efficiency and structure, human resources mechanism upgrades, and detailed measures and tasks for the formation of managerial, professional and operational position lines.

In 2007, the Bank also improved its talent development system by emphasising senior management leadership, professional staff development, nurturing training and instructors and producing textbooks. Training resources were deployed to increase staff training and development. During the year, 24,000 off-site course sessions were offered with 830,000 class participations.

Management Discussion and Analysis — Cooperation with Strategic Investors

In 2007, strategic cooperation between the Bank and RBS Group, Fullerton Financial Holdings (FFH), UBS and Asian Development Bank (ADB) in the relevant business and management infrastructure areas progressed. The Bank's broad-ranging and in-depth cooperation initiatives achieved substantial results during the year.

Overview

In 2007, the Bank and RBS Group promoted bilateral cooperation with a specific focus on corporate banking, personal banking, financial market business, risk management and internal control, treasury and capital management, as well as human resource management. A total of 60 RBS senior managers worked together with the Bank's staff on various projects. The Bank established a joint steering committee with UBS, cooperating in such areas as direct investment business, global markets products and services, treasury, market risk management and training. FFH seconded five experts to the Bank, providing consultation on SME business models and cooperating with the Bank in areas of corporate governance, risk management and product management consultation, as well as special training. ADB continued to provide the Bank with technical support in areas such as operational risk.

Corporate Banking Business

In line with the strategy of serving mid-and-high-end customers, the Bank worked with RBS Group to leverage their expertise in customer relationships and technology to promote high-end businesses of aircraft financing, shipping financing and syndicated loans. These included receivables financing, letters of guarantee and other trade finance businesses, as well as implementation of a supply chain financing project. All of these efforts have laid a solid foundation for the enhancement of the Bank's international service capabilities. Both parties also discussed a new joint financing model and worked together in real estate financing. In order to better serve overseas customers, the Bank and RBS Group established a customer referral channel in the U.K. One senior relationship manager was seconded to Citizens Bank – the subsidiary of RBS Group in the U.S. – to set up a 'BOC work team' for promoting customer referrals between the Bank and RBS Group, and enhancing their services in account opening, trade finance and consignment lending. Targeting the emerging SME market, the Bank developed a new business model with technical support from FFH secondees, and is now ready to implement the model.

Personal Banking Business

A joint credit card business unit was established between the Bank and RBS Group in the first half of 2007. Both parties enhanced cooperation in product design, direct selling, financial management, risk management, operating service and information technology. Supported by more than 10 specialists in credit cards from RBS Group, a credit scorecard, a scorecard tracking and analysis framework and a series of credit cards was developed and a pilot run on direct selling of credit card was conducted. As a result of the cooperation with RBS Group, the Bank was able to increase credit card volumes and improve credit card management capacity.

The Bank and RBS Group achieved a breakthrough in private banking during the year. Two private banking pilot operations were officially launched in March 2007, in Beijing and Shanghai. RBS Group assisted the Bank in recruiting private banking managers and investment consultants, and a professional team of private bankers of the Bank is emerging.

Financial Market Business

The Bank's cooperation with RBS Group allowed the Bank to make significant strides forward in the global markets business in 2007. The two parties forged a close strategic partnership for developing opportunities in foreign exchange, fixed income and derivative products, and conducted interactive marketing for global markets products and provided hedging solutions for many joint transactions. In addition, through training sessions, site visits and exchanges, RBS Group shared its experience in fixed income products and debt capital market management and operation. The Bank also continued cooperation with UBS in global market businesses through training and exchange of staff. A joint programme on QFII is under way.

Risk Management, Legal and Compliance, and Audit

The Bank's strategic investors continued to provide expert consultation and training support in areas such as credit risk, market risk, operational risk, compliance risk, anti-money laundering and the implementation of Basel II. RBS Group assisted the Bank to improve daily monitoring of market risk in its trading book. The Bank also gained insights from RBS secondees on risk and control assessment (RACA), reporting of key risk indicators (KRI) and significant operational risk events, lost data collection and other sophisticated experiences in operational risk management. These experiences have been translated into actual operational guidelines within the Bank's framework. FFH employed a consulting firm to assist the Bank in market risk management. With support from ADB, a Basel II operational risk training program has been launched.

Treasury, Financial Management and Strategic Planning

RBS Group provided the Bank with training support in treasury operations, financial management and strategic planning. The Bank has dispatched staff for on-site training at the Group Finance and Group Strategy departments of RBS Group. The Bank also further strengthened cooperation with UBS in treasury management. Both parties carried out in-depth research and discussions regarding interest rate risk management, internal fund transfer pricing, regulatory capital management and planning, risk management of structural exchange rate and interest rate pricing. Moreover, the treasury departments of both banks discussed setting up a regular communication and consulting support mechanism. With support from FFH, the Bank's Treasury Department cooperated with an external consulting firm on how to improve liquidity risk and interest rate risk management.

Human Resources

The Bank continued its cooperation with RBS Group in leadership model development and leadership enhancement. With the guidance of RBS Group, the Bank completed a preliminary application scheme for its leadership model and selected eight senior managers to attend a training course jointly organised by RBS Group and Harvard Business School. The Bank discussed with UBS on many human resources issues, including group leadership development, successor planning, performance evaluation, competence models, staff appraisals and employee satisfaction surveys. FFH organised the second corporate governance training course for the Bank's directors. In addition, a joint training programme on wealth management has been initiated.

Overseas Cooperation and Publicity

The Bank's overseas branches and RBS Group continued their close cooperation in the area of marketing of overseas student accounts. With support from RBS Group, the Bank organised visits to the Chelsea Flower Show in the U.K. for VIP customers, which was widely reported in local and Chinese media.

Management Discussion and Analysis — Olympics Creates Value

On 14 July 2004, Bank of China and the Beijing Organising Committee for the Games of the XXIX Olympiad (BOCOG) announced that Bank of China was appointed Official Banking Partner of the Beijing 2008 Olympic Games. The Bank made a solemn commitment to providing quality financial products and services to the Beijing 2008 Olympic Games and Paralympics, the BOCOG, the Chinese Olympic Committee (COC) and the 2008 Chinese Olympic Team. This commitment carries with it the high expectations of the Chinese people for the first Olympics in China and showcases the Bank's passion and dream for the Olympics.

As the official banking partner of the Beijing 2008 Olympic Games, the Bank aims to increase its profile and promote the Olympic spirit. In order to share the Olympic dream together with its clients, the Bank is making full use of its Olympic rights when designing the Olympic marketing strategy and products in an effort to create more value for clients through the Olympic platform.

Innovative Olympic Financial Products

The Beijing 2008 Olympic Games provides the Bank with unique opportunities to improve its service quality and expand market share while providing customers with a channel for experiencing the Olympics. Through its Olympic platform, the Bank has developed many Olympic-themed financial products geared towards different customer segments such as the Olympic Growth Account targeting young people and the first Fuwa (Beijing Olympic mascot) Courtesy Certificate of Deposit. The Bank issued the first Olympic-themed Euro credit card in Asia, the first Beijing Olympic-themed BOC VISA Olympic credit card and co-brand credit cards of BOC Lenovo VISA Olympic credit card and Air China BOC VISA Olympic credit card, teaming up as the BOC Olympic bank card series. They function as both a payment tool and bearer of the Olympic spirit, whose popularity were greatly enhanced.

Improving Olympic Services

In 2007, the Bank organised a number of foreign language workshops and training sessions with a focus on providing Olympic financial services. The Bank's call centre launched an Olympic hotline and began to offer the pioneering multi-lingual services covering English, French, Japanese, Korean and Spanish, all of which have strengthened BOC's distinctive brand value. The Bank also refurbished its branches with wheelchair ramps and lower counters to allow better access for all customers. To assist BOCOG and foreign institutions and individuals that need financial services during the Games, the Bank, with the support of PBOC and SAFE, will provide 'green channel' services for foreign people who come to work with the Olympics in China. The Bank will also become the only domestic financial institution to open temporary accounts for qualified non-resident legal persons.





Ready for the Beijing Olympics

In 2007, the Bank enhanced its Olympic marketing campaign and geared up for the Olympics and Paralympics. The Bank successfully implemented the Olympic ticketing program. As the Games enter into the final preparation stage, the Bank is pressing ahead with its own Olympic financial services program. The Bank has a detailed 2008 Olympic workplan, which includes an organisational framework, branch setup, personnel arrangements, foreign language services, contingency plans and budgeting.



Market Recognition

The Bank's Olympic marketing program has received extensive recognition from the public. A survey published in early 2007 by the China Brand Research Academy showed that Bank of China is one of the most successful sponsors in Olympic-themed marketing. In June 2007, the Bank was listed in the 2007 World Top 500 Brands by World Brand Lab. The Bank also received the 'Chinese Enterprises Marketing Innovation' award from the *Sales and Marketing*, China's leading periodical for marketing science, for its outstanding Olympic-themed marketing performance.


买奥运门票
到中国银行
www.boc.cn

As the official banking partner of the Beijing 2008 Olympic and Paralympic Games, Bank of China has named 2008 as its 'Year of Olympics Services'. The Bank will enhance its publicity campaign in the theme of 'Serving the Olympics' and will continue to develop its business by enhancing service levels and building on its brand image as a 100-year-old bank celebrating the 100-year Olympics.


奥运添彩
更高更强

Management Discussion and Analysis — Awards and Corporate Social Responsibilities

Awards

In 2007, the Bank received wide recognition for its performance from the banking industry, domestic and foreign customers and the media. The following awards were received for the Bank's performance in many areas, including commercial banking and products, information disclosure, marketing and social benefits:

Global Finance

Best Foreign Exchange Bank – China
Best Trade Finance Bank – China

Fortune

Ranked 215th in Fortune's Global 500

The Banker

Ranked 9th among the 'Top 1,000 World Banks'

Finance Asia

Asia's Best Companies (Best Managed Company, Best Corporate Governance, Best Dividend Policy)
Best Foreign Exchange Bank – China

Asia Money

Best Local Cash Management Bank
Best Domestic Provider for Structured Currency Products
Best Domestic Providers for Structured Interest-Rate Products

Lloyd's Register Group

Lloyd's International Ship Finance Bank Award

Trade Finance

Best Trade Finance Bank in China

Universum

2007 Ideal Employer

Basis Point

Rank 1st in domestic syndicated loan market

Sales and Marketing

Marketing Innovation Award for Chinese Enterprise

China Children and Teenagers Foundation

Institution with Greatest Passion for Children

Hexun Finance Billboard

'Award for Excellent Service in China's Banking Industry'
'Award for Excellent Marketing in China's Marketing Sector'
'Award for Wealth Management Product with Most Investment Potential in China's Banking Industry'

2006 Annual Report won

Platinum Award from LACP

Honorary Award for Annual Report of Listed Companies at US ARC awards

Honorary Award for Annual Report of Listed Companies from Hong Kong Management Association

BOCI

ranked 5th among the top 10 most reliable investment banks awarded by *CEO, People.Com and Sina.Com.*

BOCI China

received Best Investment Bank 2007 and Best Bond Underwriter 2007 awards from the *21 Century Economic Journal.*





BOCIM

won a number of awards, including 'China's Best Risk Control Fund Management Company in 2007' and the 'Chinese Investor Education Merit Award'.

Corporate Social Responsibilities

The Bank is committed to fulfilling its social responsibilities by contributing to the community and giving to society wholeheartedly. Over the past year, it continued to provide support for a wide range of social causes.

Poverty Reduction and Disaster Relief

In 2007, the Bank increased its support to impoverished and underdeveloped areas, and supported poverty alleviation programs such as road repair, provision of drinking water, education and agricultural projects. In addition, the Bank provided aid to help reconstruction efforts following natural disasters.

Funding of Education

In 2007, the Bank continued to provide education loans to poverty-stricken students for state and local colleges and universities. A total sum of RMB8.554 billion education loans have been granted to 1,163,700 students since the Bank introduced the business. By the end of 2007, the outstanding amount of education loans provided by the Bank was RMB6.826 billion.

Support for Culture and Education

In 2007, the Bank launched its 'Participation of the Whole Nation in Olympic Publicity' programme and held exhibitions on the centennial of the Olympic Games in 100 communities in Beijing. The Bank also sponsored the Flower Exhibition in Chelsea, the UK, in 2007, displaying for the first time the art of Chinese gardening to a Western audience. The bank donated RMB2 million to the China Pavilion of World Expo. The Bank became a partner with the Water Tube (National Swimming Center) through the Beijing Joint Olympic Construction Committee with Hong Kong, Macau, Taiwan and Overseas Chinese, for which Bank of China reduces the remittance fee charged on overseas donations via the Bank's overseas branch offices. By the end of 2007, the Committee had received donations from 350,000-odd people in 102 countries and regions totalling RMB930 million or USD130 million.


LUCK





We shed no Responsibility



Changes in Share Capital and Shareholdings of Substantial Shareholders

Shareholdings under A-Share Regulation

Changes in Share Capital during the Reporting Period

Unit: Share

	1 January 2007		Increase/decrease during the reporting period					31 December 2007	
	Number of shares	%	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	**Number of shares**	**%**
I. Shares subject to selling restriction	224,417,610,678	88.41%	-	-	-	(8,130,508,469)	(8,130,508,469)	**216,287,102,209**	**85.21%**
1. State-owned shares	179,702,746,069	70.79%						**179,702,746,069**	**70.79%**
2. Shares held by state-owned legal persons									
3. Shares held by other domestic investors	2,162,335,469	0.85%				(876,623,469)	(876,623,469)	**1,285,712,000**	**0.51%**
Including:									
Shares held by domestic legal persons									
Shares held by domestic natural persons									
4. Shares held by foreign investors	42,552,529,140	16.77%				(7,253,885,000)	(7,253,885,000)	**35,298,644,140**	**13.91%**
Including:									
Shares held by foreign legal persons									
Shares held by foreign natural persons									
II. Shares not subject to selling restriction	29,421,551,331	11.59%	-	-	-	8,130,508,469	8,130,508,469	**37,552,059,800**	**14.79%**
1. RMB-denominated ordinary shares	4,331,170,531	1.71%				876,623,469	876,623,469	**5,207,794,000**	**2.05%**
2. Domestically listed foreign shares									
3. Overseas listed foreign shares	25,090,380,800	9.88%				7,253,885,000	7,253,885,000	**32,344,265,800**	**12.74%**
4. Others									
III. Total	253,839,162,009	100.00%	-	-	-	-	-	**253,839,162,009**	**100.00%**

Notes:

1. As at 31 December 2007, the Bank had issued a total of 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

2. State-owned shares include the A Shares held by Central SAFE Investments Limited and the H Shares held by National Council for Social Security Fund PRC. Shares held by foreign investors include the H Shares held by the strategic investors The Royal Bank of Scotland Group plc, Temasek Holdings (Private) Limited, UBS AG and Asian Development Bank and other investors who participated in the global offering of the H Shares of the Bank.

3. For the purpose of this table, the changes during the period are mainly due to expiry of the lock-up period for A Shares and H Shares which were subject to selling restriction.

4. 1,285,712,000 A Shares with a lock-up period of 18 months which were placed to strategic investors during the A Share IPO were unfrozen on 5 January 2008 and became tradable on the Shanghai Stock Exchange on 7 January 2008 (5th and 6th January 2008 were non-trading days). Thereafter, 171,325,404,740 A Shares of the Bank are subject to selling restriction and 6,493,506,000 A Shares of the Bank are not subject to selling restriction.

5. Shares Subject to Selling Restriction refers to shares held by shareholders who are subject to restriction on selling in accordance with laws, regulations and rules or commitment.

Changes in A Shares Subject to Selling Restriction

No.	Name of shareholders	Number of shares subject to selling restriction at the year beginning	Number of shares released from restriction within 2007	Number of shares subject to selling restriction at the year end	Expiring Date of Selling Restriction	Reason for restriction
1	Central SAFE Investments Limited	171,325,404,740	–	171,325,404,740	5 July 2009	Company Commitment
2	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L-CT001Shanghai	123,376,000	–	123,376,000	5 January 2008	Lock-up Period
3	China Life Insurance (Group) Company – traditional – ordinary insurance products	144,559,043	(47,157,043)	97,402,000	5 January 2008	Lock-up Period
4	Chinese People Property Insurance Company – traditional – ordinary insurance products- 008C-CT001Shanghai	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	State Development and Investment Corporation	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	Baosteel Group Co., Ltd.	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	China Southern Power Grid Co., Ltd.	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	China Huaneng Group Co., Ltd.	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	China Reinsurance (Group) Company – Group level – fund owned by the Group – 007G-ZY001Shanghai	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	China National Offshore Oil Corporation	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	Ping An Insurance (Group) Company Of China, Ltd. – traditional – ordinary insurance products	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	Shenhua Group Corporation Limited	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	China Aviation Industry Corporation	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
4	China Aluminum Corporation	90,909,000	–	90,909,000	5 January 2008	Lock-up Period
15	China National Foreign Trade Transportation (Group) Corporation	64,935,000	–	64,935,000	5 January 2008	Lock-up Period

Notes:

1. Huijin undertook that within three years of the Bank's A shares listing, it would not transfer the A shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H shares following approval of the China Securities Regulatory Commission and other authorised securities approval authorities of the State Council. Any withdrawal of Huijin's shares that are deposited with the China Securities Depository and Clearing Corporation Limited and the re-registration of such shares as H shares would not affect any pre-existing restriction on the sale or transfer applicable to Huijin's shares.

2. Apart from Central SAFE Investments Limited, the other 14 shareholders in the above table are strategic investors that were placed with A shares initially offered and with a lock-up period of 18 months after the public offering.

3. On 5 January 2007, 876,623,469 A shares with a lock-up period of 6 months, which had been placed to the off-line investors were unfrozen and allowed to be tradable on the stock exchange. Please refer to Announcement No. 2006-005 of the Bank published on 28 December 2006 for details.

Issue and Listing of Shares

The Bank successfully listed H Shares on the Hong Kong Stock Exchange on 1 June 2006, including 25,568,590,000 shares issued in the IPO and 3,835,288,000 shares issued pursuant to the exercise of the over-allotment option on 9 June 2006. The number of H Shares issued, at an offer price of HKD2.95 per share, accounted for 11.89% of the Bank's total equity after the offering. The Bank raised approximately HKD86.7 billion in the offering. Thereafter, the Bank successfully offered A Shares from 19 to 23 June 2006, at an issue price of RMB3.08 per share and was listed on the Shanghai Stock Exchange on 5 July 2006. 6,493,506,000 A Shares were issued in the IPO, accounting for approximately 2.56% of the enlarged equity. Approximately RMB20 billion was raised in the offering.

The IPOs of H Shares and A Shares accounted for 14.14% of the total enlarged share capital of the Bank. After the IPOs, the issued share capital of the Bank increased to RMB253,839,162,009 in 253,839,162,009 shares.

Issue of Subordinated Bonds

Please refer to Note V.32 to the Financial Statements for details of the issue of subordinated bonds by the Bank.

Issue of RMB Bonds

The Bank issued RMB3 billion Renminbi-denominated bonds in Hong Kong in September 2007, the first ever issue by a Mainland commercial bank. Please refer to Note V.32 to the Financial Statements for details.

Number of Shareholders and Shareholdings

Total number of shareholders: 1,569,568 (including 1,290,501 A-share holders and 279,067 H-share holders)

Top Ten Shareholders

No.	Name of shareholders	Shares held at year beginning	Changes in 2007	Shares held at year end	Number of shares subject to selling restriction	Number of shares not subject to selling restriction	Proportion in total share capital	Type of shareholder
1	Central SAFE Investments Limited	171,325,404,740	–	171,325,404,740	171,325,404,740	–	67.49%	State
2	HKSCC Nominees Limited	30,262,318,674	581,122,300	30,843,440,974	–	30,843,440,974	12.15%	Foreign legal person
3	RBS China Investments S.à.r.l. (The Royal Bank of Scotland Group plc holds H Shares of the Bank through its subsidiary, RBS China Investments S.à.r.l.)	20,942,736,236	–	20,942,736,236	20,942,736,236	–	8.25%	Foreign legal person
4	Fullerton Financial Holdings Pte Ltd (Temasek Holdings (Private) Limited holds H Shares of the Bank through its wholly-owned subsidiary, Fullerton Financial Holdings Pte Ltd)	10,471,368,118	–	10,471,368,118	10,471,368,118	–	4.13%	Foreign legal person
5	National Council for Social Security Fund, PRC	8,377,341,329	–	8,377,341,329	8,377,341,329	–	3.30%	State
6	UBS AG	3,377,860,684	–	3,377,860,684	3,377,860,684	–	1.33%	Foreign legal person
7	Asian Development Bank	506,679,102	–	506,679,102	506,679,102	–	0.20%	Foreign legal person
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	–	473,052,000	–	473,052,000	0.19%	Foreign legal person
9	Wingreat International Limited	420,490,000	–	420,490,000	–	420,490,000	0.17%	Foreign legal person
10	China Life Insurance Company Limited – traditional – ordinary insurance products – 005L-CT001Shanghai	150,434,100	(16,140,000)	134,294,100	123,376,000	10,918,100	0.05%	State-owned legal person

The number of shares held by H-share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank as at 31 December 2007.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the aforesaid shareholders.

Among the aforesaid shareholders, H shares of the Bank held by RBS China Investments S.à.r.l., Fullerton Financial Holdings Pte Ltd, National Council for Social Security Fund PRC, UBS AG and Asian Development Bank are subject to a three-year lock-up period since their respective investment.

Top Ten Shareholders of Shares (A and H) not Subject to Selling Restriction as at 31 December 2007

Unit: Share

No.	Name of shareholder	Number of shares not subject to selling restriction	Type of shares
1	HKSCC Nominees Limited	30,843,440,974	H
2	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000	H
3	Wingreat International Limited	420,490,000	H
4	Dacheng Innovative Growth Stock Investment Fund	79,770,246	A
5	Jingshun Great Wall Domestic Demand Growth No. 2 Stock Securities Investment Fund	56,099,745	A
6	Jingshun Great Wall Domestic Demand Growth Open-ended Fund	54,499,713	A
7	E Funds 50 Index Securities Investment Fund	50,099,848	A
8	Everbright Prumerica Quantitative Core Securities Investment	47,500,000	A
9	SSE 50 Trading Open-end Index Securities Investment Fund	34,057,439	A
10	Everbright Prumerica Advantages Stock Securities Investment Fund	32,780,847	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the aforesaid shareholders.

Shareholdings under H-Share Regulation

Substantial Interest in Share Capital

The register maintained by the Bank pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong, (SFO) recorded that, as at 31 December 2007, the following corporations had the following interests (as defined in the SFO) in the Bank:

Name of shareholder	Number of shares held	Type of shares	Percentage of total issued A Shares	Percentage of total issued H Shares	Percentage of total issued share capital[4]	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	–	67.49%	Beneficial owner
The Royal Bank of Scotland Group plc[1]	20,944,789,236	H	–	27.55%	8.25%	Attributable interest
Temasek Holdings (Private) Limited[2]	10,481,591,118	H	–	13.79%	4.13%	Attributable interest
National Council for Social Security Fund, PRC	11,317,729,129	H	–	14.89%	4.46%	Beneficial owner
UBS AG	6,216,450,113 1,382,542,891 (S)[3]	H	–	8.18% 1.82%	2.45% 0.54%	Attributable interest, beneficial owner and person having a security interest in shares

Notes:

1. The Royal Bank of Scotland Group plc (RBS Group) holds the entire issued share capital of RBS CI Limited (RBS CI), which in turn holds 51.61% of RBS China Investments S.à.r.l. (RBS China). Accordingly, RBS Group and RBS CI are deemed to have the same interests in the Bank as RBS China for the purpose of the SFO. RBS China held 20,942,736,236 H Shares of the Bank. Meanwhile, RBS Group also had an interest in a total of 2,053,000 H Shares of the Bank through other subsidiaries. According to the H-Share Register of Members maintained by the H-Share Registrar of the Bank as at 31 December 2007, 20,942,736,236 H Shares were registered in the name of RBS China.

2. Temasek Holdings (Private) Limited (Temasek) holds the entire issued share capital of Fullerton Management Pte Ltd (Fullerton Management), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte Ltd (Fullerton Financial). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Bank as Fullerton Financial for the purpose of the SFO. Fullerton Financial held 10,471,575,118 H Shares of the Bank. Meanwhile, Temasek also had an interest in a total of 10,016,000 H Shares of the Bank through other subsidiaries. According to the H-Share Register of Members maintained by the H-Share Registrar of the Bank as at 31 December 2007, 10,471,368,118 H Shares were registered in the name of Fullerton Financial.

3. 'S' denotes short positions.

4. These percentages were for shareholders' information only.

All the interests stated above represented long positions except where stated otherwise. Save as disclosed above, as at 31 December 2007, no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

The Controlling Shareholders of the Bank

China SAFE Investments Limited (Huijin)

Huijin is a wholly state-owned company with limited liability. Established on 16 December 2003, the Company has a registered capital of RMB372.465 billion and paid-in capital of RMB552.1166 billion. Its legal representative is Hu Xiaolian. On behalf of the State, Huijin exercises the rights and fulfills the obligations as an investor of the Bank in accordance with the policies and arrangements relating to equity investment and reform of state-owned financial institutions approved by the State Council. Huijin does not engage in other business activities.

Please refer to the *Announcement on Matters related to the Incorporation of China Investment Corporation* published on 9 October 2007 by the Bank for details of the China Investment Corporation.

Directors, Supervisors and Senior Management

Basic Information

Name	Age	Gender	Position	Term of office
XIAO Gang	49	Male	Chairman	From August 2004 to the date of the Annual General Meeting in 2010
LI Lihui	55	Male	Vice Chairman and President	From August 2004 to the date of the Annual General Meeting in 2010
LI Zaohang	52	Male	Executive Director and Executive Vice President	From August 2004 to the date of the Annual General Meeting in 2010
ZHOU Zaiqun	55	Male	Executive Director and Executive Vice President	From February 2008 to the date of the Annual General Meeting in 2010
ZHANG Jinghua	51	Male	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
HONG Zhihua	55	Female	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
HUANG Haibo	55	Female	Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
CAI Haoyi	53	Male	Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
WANG Gang	54	Male	Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
LIN Yongze	56	Male	Non-Executive Director	From January 2008 to the date of the Annual General Meeting in 2010
Frederick Anderson GOODWIN	49	Male	Non-Executive Director	From January 2006 to January 2009
SEAH Lim Huat Peter	61	Male	Non-Executive Director	From June 2006 to June 2009
Anthony Francis NEOH	61	Male	Independent Non-Executive Director	From August 2004 to the date of the Annual General Meeting in 2010
Alberto TOGNI	69	Male	Independent Non-Executive Director	From June 2006 to June 2009
HUANG Shizhong	45	Male	Independent Non-Executive Director	From August 2007 to the date of the Annual General Meeting in 2010
HUANG Danhan	58	Female	Independent Non-Executive Director	From November 2007 to the date of the Annual General Meeting in 2010
LIU Ziqiang	59	Male	Chairman of Board of Supervisors	From August 2004 to the date of the Annual General Meeting in 2010
WANG Xueqiang	50	Male	Supervisor	From August 2004 to the date of the Annual General Meeting in 2010
LIU Wanming	49	Male	Supervisor	From August 2004 to the date of the Annual General Meeting in 2010
LI Chunyu	48	Male	Employee Supervisor	From December 2004 to December 2007
LIU Dun	44	Male	Employee Supervisor	From December 2004 to December 2007
ZHANG Yanling	56	Female	Executive Vice President	From August 2004
ZHANG Lin	51	Female	Secretary of Party Discipline Committee	From August 2004
ZHU Min	55	Male	Executive Vice President	From August 2006
WANG Yongli	43	Male	Executive Vice President	From August 2006
CHIM Wai Kin	47	Male	Chief Credit Officer	From March 2007 to March 2011
NG Peng Khian	52	Male	Chief Audit Officer	From April 2007 to April 2011
YEUNG Jason Chi Wai	53	Male	Secretary to the Board of Directors	From November 2005 to November 2008

Notes:

1. Directors are elected by the Annual General Meeting with a tenure of three years. The term of office starts as of the date approved by CBRC.

2. XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua, HUANG Haibo and Anthony Francis NEOH were re-elected at the 2006 Annual General Meeting.

3. During the reporting period, no director, supervisor or senior management held any shares of the Bank.

Compensation for Directors, Supervisors and Senior Management in 2007

Unit: RMB thousand

Name	Fees	Basic salaries and allowances	Including: Basic salaries	Discretionary bonuses	Contribution by the employer to compulsory insurances, housing allowances, annuities, and additional medical insurances	Total (before tax)	Whether also compensated by a controlling shareholder company or other associated companies
XIAO Gang	-	520	495	960	195	1,675	Yes
LI Lihui	66	516	491	949	185	1,716	Yes
HUA Qingshan	26	245	232	461	90	822	Yes
LI Zaohang	56	489	464	944	168	1,657	Yes
ZHANG Jinghua	-	-	-	-	-	-	Yes
YU Erniu	-	-	-	-	-	-	Yes
ZHU Yan	-	-	-	-	-	-	Yes
ZHANG Xinze	-	-	-	-	-	-	Yes
HONG Zhihua	-	-	-	-	-	-	Yes
HUANG Haibo	-	-	-	-	-	-	Yes
CAI Haoyi	-	-	-	-	-	-	Yes
WANG Gang	-	-	-	-	-	-	Yes
Frederick Anderson GOODWIN	-	-	-	-	-	-	No
SEAH Lim Huat Peter	-	-	-	-	-	-	No
Anthony Francis NEOH	550	-	-	-	-	550	No
William Peter COOKE	643	-	-	-	-	643	Yes
Patrick de SAINT-AIGNAN	493	-	-	-	-	493	No
Alberto TOGNI	362	-	-	-	-	362	No
HUANG Shizhong	132	-	-	-	-	132	No
HUANG Danhan	43	-	-	-	-	43	No
LIU Ziqiang	-	489	464	944	157	1,590	No
WANG Xueqiang	-	345	316	494	132	971	No
LIU Wanming	-	343	314	515	131	989	No
LI Chunyu	-	265	236	132	83	480	No
LIU Dun	-	230	223	289	75	594	No
ZHOU Zaiqun	56	466	441	898	169	1,589	Yes
ZHANG Yanling	61	466	441	899	175	1,601	Yes
ZHANG Lin	-	466	441	836	165	1,467	No
ZHU Min	-	466	441	889	163	1,518	No
WANG Yongli	-	466	441	797	171	1,434	No
CHIM Wai Kin	-	6,305	5,759	3,552	9	9,866	No
NG Peng Khian	-	1,511	1,268	1,522	9	3,042	No
YEUNG Jason Chi Wai	-	2,865	2,576	730	218	3,813	Yes

Notes:

1. The Chairman of the Board signed an agreement to waive emoluments paid to him as a director of BOCHK in 2007.

2. Independent Non-Executive Directors receive compensation in accordance with the Resolution of the Extraordinary Shareholders' Meeting held on 30 December 2004 and the Resolution of the 2006 Annual General Meeting. Supervisors receive compensation in accordance with the Resolution of the 2005 Second Extraordinary Shareholders' Meeting. Independent Non-Executive Directors and Supervisors' compensation is proposed by the Personnel and Compensation Committee under the Board, reviewed by the Board of Directors and approved by the Shareholders' Meeting. Senior Management members receive compensation in accordance with Measures on Senior Management's Remuneration of Bank of China. Employee Supervisors receive compensation as staff in accordance with the Staff Compensation Scheme of Bank of China. Non-executive Directors employed by corporate shareholder of the Bank do not receive compensation from the Bank and are compensated by their respective employer.

3. Discretionary bonuses to be paid to the Directors and Supervisors listed above shall be decided in the Annual General Meeting scheduled on 19 June 2008.

4. Compensations for 2007 for the Directors, Supervisors and Senior Management listed in the above table have been reviewed by the Personnel and Compensation Committee and the Board of Directors of the Bank, which shall not exceed the sum disclosed in this Report.

5. Compensations for HUA Qingshan, William Peter COOKE, HUANG Shizhong, HUANG Danhan, CHIM Wai Kin and NG Peng Khian are calculated on the basis of their respective actual months working with the Bank. Please refer to 'Changes in Directors, Supervisors and Senior Management' of this Section for details of changes in the directors, supervisors and senior management.

The Bank compensates Executive Directors, Supervisors and Senior Management members who are employed by the Bank with salaries, bonuses, benefits in kind, pensions, employer's contribution to their compulsory insurances and housing allowances. Independent Non-executive Directors receive directors' fees and allowances. Non-executive Directors are not compensated with salary or director's fees by the Bank.

In 2007, the Bank paid RMB37,047,000 in aggregate to its Directors, Supervisors and Senior Management members, in which RMB2,295,000 were for compulsory insurances, additional insurances and housing allowances.

	Unit: RMB thousand
Total fees and compensation	37,047
Independent Non-Executive Directors' fees and other emoluments	2,223

Compensation range	Number of persons
RMB9,000 thousand to RMB9,999 thousand (inclusive)	1
RMB4,000 thousand to RMB8,999 thousand (inclusive)	0
RMB3,000 thousand to RMB3,999 thousand (inclusive)	2
RMB2,000 thousand to RMB2,999 thousand (inclusive)	0
RMB1,000 thousand to RMB1,999 thousand (inclusive)	9
RMB100 thousand to RMB999 thousand (inclusive)	10
Below RMB99 thousand	1

Holding of Positions in Shareholding Companies by Directors, Supervisors and Senior Management

During the reporting period and save as disclosed, none of the Bank's directors, supervisors or senior management held any position in the shareholding companies of the Bank.

Working Experience and Other Positions held by Directors, Supervisors and Senior Management

Directors



CHEN Muhua, Honorary Chairperson

has been the Honorary Chairperson of the Board of Directors since August 2004. Madam Chen is the former Vice Chairperson of the Standing Committee of the National People's Congress of China.



XIAO Gang, Chairman

has served as Chairman of the Board of Directors since March 2003. He also served as President of the Bank from March 2003 to August 2004. From October 1996 to March 2003, Mr. Xiao served as Deputy Governor and Assistant Governor of the People's Bank of China (PBOC). During this period, he was also Director General of the Fund Planning Department and the Monetary Policy Department of PBOC, Governor of the Guangdong Branch of PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From May 1989 to October 1996, Mr. Xiao held various positions at PBOC, including Deputy Director General, Director General of the Policy Research Office, General Manager of the China Foreign Exchange Trading Center and Director General of the Fund Planning Department. Mr. Xiao graduated from the Finance Department of Hunan Institute of Finance and Economics in 1981 majoring in Finance and was awarded a Master's degree in International Economic Law by Renmin University of China in 1996. Mr. Xiao has been serving as Chairman of the Board of Directors of BOCHK Holdings since May 2003.



LI Lihui, Vice Chairman and President

has served as Vice Chairman of the Board of Directors and President of the Bank since August 2004. From September 2002 to August 2004, Mr. Li served as Deputy Governor of Hainan Province, and from July 1994 to September 2002, Mr. Li was an Executive Vice President of Industrial and Commercial Bank of China (ICBC). From January 1989 to July 1994, he served in a number of positions at ICBC, including Deputy General Manager of the Fujian Branch, Chief Representative of the Singapore Representative Office and General Manager of the International Business Department. Since June 2005, Mr. Li has been serving as Chairman of Board of Directors in BOCI. Mr. Li has also served as Chairman of Bohai Industry Investment Management Ltd. since December 2006. Mr. Li graduated from the Economics Department of Xiamen University, and also holds an Economics Doctorate degree from the Guanghua School of Management at Peking University.



LI Zaohang, Executive Director and Executive Vice President

has served as Executive Director of the Bank since August 2004. He joined the Bank in November 2000 and has served as Executive Vice President since then. From November 1980 to November 2000, Mr. Li served in various capacities at China Construction Bank, including Branch General Manager, General Manager of various departments of the Head Office and Executive Vice President. Mr. Li graduated from Nanjing University of Information Science and Technology in 1978. Since June 2002, Mr. Li has been serving as a Non-Executive Director of BOCHK Holdings.



ZHOU Zaiqun, Executive Director and Executive Vice President

has served as Executive Director of the Bank since February 2008. He has been the Executive Vice President of the Bank since November 2000. Mr. Zhou also served as Executive Vice President and Director of Master Card International, Asia-Pacific since March 2004. Prior to joining the Bank, Mr. Zhou was the General Manager of the Beijing Branch of ICBC from December 1999 to November 2000 and the General Manager of the Accounting Department and Financial Planning Department of ICBC from January 1997 to December 1999. Mr. Zhou received a Master's degree from the China Northeast University of Finance and Economics in 1997. Since June 2002, Mr. Zhou has been serving as Non-Executive Director of BOCHK Holdings.



ZHANG Jinghua, Non-Executive Director

has served as Non-Executive Director of the Bank since August 2004. Mr. Zhang worked with the China Securities Regulatory Commission from January 1993 to August 2004 in various capacities, including Director General of Listed Companies Department, Director General of Market Supervision Department, Director General of Fund Supervision Department, Director General of International Cooperation Department and a member of the Planning and Development Commission. Mr. Zhang graduated from China Northeast Forestry Institute in 1982 and obtained an MBA from the State University of New York in 1988.



HONG Zhihua, Non-Executive Director

has served as Non-Executive Director of the Bank since August 2004. Ms. Hong previously worked for the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.



HUANG Haibo, Non-Executive Director

has served as Non-Executive Director of the Bank since August 2004. Ms. Huang worked with PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



CAI Haoyi, Non-Executive Director

has served as Non-Executive Director of the Bank since August 2007. Mr. Cai worked in several positions in PBOC from 1986 to 2007, including Deputy Director of the Graduate School of PBOC, Deputy Director General of Financial Research Institute of PBOC, Deputy Director General of the Research Bureau, Secretary General of the Monetary Policy Committee and Deputy Director General of the Monetary Policy Department. Mr. Cai holds the profession title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute of PBOC, the tutor for doctorial students of the China University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of PBOC with the master's degree in economics. In 1995, he continued the doctoral programme of economics in the Graduate School of PBOC and obtained his Ph.D. in 2001.



WANG Gang, Non-Executive Director

has served as Non-Executive Director of the Bank since August 2007. Mr. Wang worked in several positions in the Ministry of Finance from 1989 to 2007, including official at Income Tax Division and Tax Policy Division and Deputy Director of International Tax Division, Director of Turnover Tax Division of Tax Policy Department, and Deputy Inspector of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics in 1983, majoring in Public Finance. He received a master's degree in economics from the Tax Department of Central University of Finance and Economics in 1988 and a master's degree in taxation from the School of Business and Public Administration of George Washington University in 1998.



LIN Yongze, Non-Executive Director

has served as Non-Executive Director of the Bank since January 2008. Mr. Lin worked in several positions in the Ministry of Finance from 1986 to July 2007, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director General of Tax Policy Department, Deputy Director General of Xinjiang Finance Department, and Deputy Inspector of Tariff Policy Department. Mr. Lin graduated from Sun Yat-Sen University in 1976 with a bachelor's degree.



Sir Frederick Anderson GOODWIN, Non-Executive Director

has served as Non-Executive Director of the Bank since January 2006. Sir Frederick Goodwin is the Group Chief Executive of the RBS Group (the holding company of one of the world's largest banking and financial services groups with its primary listing on the London Stock Exchange). Prior to joining RBS Group in 1998, he served as Chief Executive of Clydesdale Bank Plc from 1995 to 1998 and was a partner of Touche Ross from 1988 to 1995. Sir Frederick Goodwin is currently the Chairman of the Prince's Trust. Sir Frederick Goodwin graduated from University of Glasgow with a Bachelor's degree in Law in 1979. RBS China, one of the Bank's strategic investors, is a subsidiary of RBS Group. Since August 1998, Sir Frederick Goodwin has served as Director of the RBS Group.



SEAH Lim Huat Peter, Non-Executive Director

has served as Non-Executive Director of the Bank since June 2006. Mr. Seah is currently a member of the Temasek Advisory Panel of Temasek Holdings Pte. Ltd. Mr. Seah served as president and chief executive officer of Singapore Technologies Pte. Ltd. from 2001 to 2004. Prior to that, Mr. Seah built up his career in the banking industry over a 32-year period. Mr. Seah held various key positions at Singapore's Overseas Union Bank Limited, including chief executive officer from 1991 to 2001. He was executive director and chief executive of International Bank of Singapore Ltd. from 1985 to 1991. Mr. Seah graduated from the University of Singapore in 1968 with a Bachelor's degree (Honours) in business administration. Mr. Seah is also a director of Capitaland Limited since 2001, Chartered Semiconductor Manufacturing Ltd. since 2002, SembCorp Industries Ltd since 1998, Siam Commercial Bank Public Company Limited since 1999, Star Hub Ltd. since 2002, Global Crossing Limited since 2003, Singapore Computer Systems Limited since 2005, Stats ChipPAC Ltd. since 2002, and PT Indosat Tbk since 2004, all of which are companies listed on the securities exchanges of Singapore, Thailand, Indonesia and/ or the United States.



Anthony Francis NEOH, Independent Non-Executive Director

has served as Independent Non-Executive Director of the Bank since August 2004. Mr. Neoh currently serves as a member of the International Consultation Committee of CSRC and a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People's Congress of China. Mr. Neoh previously served as Chief Advisor to CSRC, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative Officer of the Hong Kong Government. From 1996 to 1998, Mr. Neoh was Chairman of the Technical Committee of the International Organisation of Securities Commissions. Mr. Neoh was appointed as Queen's Counsel (currently retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. Mr. Neoh is a barrister of England and Wales and admitted to the State Bar of California. Mr. Neoh was a Non-Executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-Executive Director of the Link Management Limited, manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since November 2004, Mr. Neoh has been serving as Independent Non-Executive Director of China Shenhua Energy Co., Limited. Global Digital Creations Holdings Limited are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, China Shenhua Energy Company Limited and the units of the Link Real Estate Investment Trust, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.



Alberto TOGNI, Independent Non-Executive Director

has served as Independent Non-Executive Director of the Bank since June 2006. Mr. Togni joined Swiss Bank Corporation, the predecessor of UBS AG in 1959 and after the establishment of UBS AG through merging Swiss Bank Corporation and Union Bank of Switzerland in 1998, continued in UBS AG's employment until his retirement in April 2005. During his 46-year career with Swiss Bank Corporation and (after 1998) UBS AG, Mr. Togni served in various capacities. From 1998 to 2005, he was Executive Vice Chairman of UBS AG overseeing the risk profile of the group. From 1994 to 1997, he was group Chief Credit Officer and group chief risk officer at Swiss Bank Corporation. Prior to 1994, he held various positions at Swiss Bank Corporation in charge of the bank's worldwide credit portfolio. Mr. Togni held a banking certificate from the Swiss Business School. He graduated in 1965 from the New York Institute of Finance with a degree in investment analysis.



HUANG Shizhong, Independent Non-Executive Director

has served as Independent Non-Executive Director since August 2007. Mr. Huang currently serves as Vice President of Xiamen National Accounting Institute and professor of Accounting Department of Xiamen University. Mr. Huang graduated in 1986 from Dalhousie University in Canada with an MBA, and received his Ph.D of Economics (with accounting focus) in 1993 from Xiamen University. He has served as managing partner of Pan-China Xiamen CPA firm, deputy dean of the Management School of Xiamen University. Currently, Mr. Huang also serves as a member of the Education Steering Committee of the National Master Programme of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of Standing Committee of the Chinese Accounting Association, member of the Auditing Standards Committee of the Chinese Institute of Certified Public Accountants. He serves as Independent Non-Executive Director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd. (listed on The Stock Exchange of Hong Kong Limited), Xiamen Tungsten Co., Ltd and Penghua Fund Management Co., Ltd.



HUANG Danhan, Independent Non-Executive Director

has served as Independent Non-Executive Director since November 2007. Mdm. Huang currently serves as Senior Advisor of EU-China Trade Project in trade in services, and is a Partner of Sinobridge PRC Lawyers. Mdm. Huang graduated from the Law School of Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987, being the first PRC scholar receiving such degree in France in a social science discipline. Since returning to China, Mdm. Huang has successively worked in Ministry of Foreign Trade and Economic Cooperation (now Ministry of Commerce), university, lawyer firm and state-owned trading companies and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999 – March 2001), and General Counsel, China Galaxy Securities Company Limited (April 2001 – September 2004). Mdm. Huang also served as a member of the First Session of the Public Offering Examination and Approval Commission under CSRC (1993 – 1995). Mdm. Huang has been serving as PRC Director of West African Development Bank since September 2007 and her term of office will expire in August 2009.

Supervisors



LIU Ziqiang, Chairman of Board of Supervisors

has served as Chairman of the Board of Supervisors of the Bank since August 2004. Mr. Liu was also the Chairman of the Board of Supervisors before the corporate restructuring of the Bank from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the China Construction Bank from April 1997 to June 2000 and General Manager of the Planning Department of China Construction Bank from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of PBOC in 1984.



WANG Xueqiang, Supervisor

has been a Director-General Supervisor of the Bank since August 2004. Mr. Wang served as Deputy Director-General Supervisor and Director-General Supervisor of the Bank before its corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as Deputy Director-General Supervisor designated by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from China Central University of Finance and Economics in 1996 and from Renmin University of China in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.



LIU Wanming, Supervisor

has been a Deputy Director-General Supervisor of the Bank since August 2004. From November 2001 to August 2004, designated by the State Council, he served as a Director Supervisor and a Deputy Director-General Supervisor at Bank of Communications. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office, the Agricultural Development Bank of China and the Central Financial Working Commission. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.



LI Chunyu, Employee Supervisor

has served as Employee Supervisor of the Bank since December 2004. Since August 2000, Mr. Li has served as Chairman of the Labour Union of the Bank's Head Office. From 1992 to July 2000, he worked in the Human Resources Department of the Bank. Mr. Li holds a secondary college diploma.



LIU Dun, Employee Supervisor

has served as Employee Supervisor of the Bank since December 2004. Since 1991, Mr. Liu has worked in Shandong Branch and Fujian Branch of the Bank. He is currently the Chief Audit Officer of the Bank's Fujian Branch. Mr. Liu received a Master's degree in Economics from the University of Science and Technology of China in 1991.

Senior Management



LI Lihui,
Vice Chairman and President

Please refer to the 'Directors'



LI Zaohang, Executive Director and Executive Vice President

Please refer to the 'Directors'



ZHOU Zaiqun, Executive Director and Executive Vice President

Please refer to the 'Directors'



ZHANG Yanling, Executive Vice President

has served as Executive Vice President of the Bank since March 2002. Ms Zhang joined the Bank in 1977. From October 2000 to March 2002, she was an Executive Assistant President of the Bank. From April 1997 to August 2002, Ms Zhang successively served as General Manager of the Banking Department, General Manager of the Milan Branch and General Manager of the Legal Affairs Department. Ms Zhang has also served as Vice Chairperson of the International Chamber of Commerce Banking Commission since July 2003. Ms Zhang graduated from Liaoning University in 1977 and received a Master's degree from Wuhan University in 1999. Since June 2002, Ms Zhang has been serving as Non-Executive Director of BOCHK Holdings. Since September 2003, Ms Zhang has been in succession serving as Chairperson and Vice Chairperson of the Board of Directors in BOCI.



ZHANG Lin, Secretary of Party Discipline Committee

has served as Secretary of Party Discipline Committee of the Bank since August 2004. Prior to joining the Bank, Ms Zhang held various positions in the Export and Import Bank of China, including Assistant President from June 2002 to August 2004 and Deputy Director General and Director General of its Personnel Education Department from August 1998 to July 2002. Majoring in Economics and Political Sciences, Ms Zhang graduated from the Party School of the Inner Mongolia Autonomous Region's Communist Party Committee in 1983.



ZHU Min, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. Mr. Zhu joined the Bank in 1996 and served as Executive Assistant President of the Bank from November 2003 to August 2006. Mr. Zhu sequentially served as General Manager of the Institution of International Finance of the Bank, Chief of the BOCHK Restructuring and Listing Office for BOCHK IPO, and then General Manager of BOC Restructuring and Listing Office for BOC IPO. He also served as General Manager of the Board Secretariat of BOCHK. Mr. Zhu graduated from Fudan University with a Bachelor's degree in 1982. He also obtained a Master's Degree from Princeton University and a Ph.D. degree from Johns Hopkins University.



WANG Yongli, Executive Vice President

has served as Executive Vice President of the Bank since August 2006. Mr. Wang joined the Bank in 1989 and served as Executive Assistant President of the Bank since November 2003 to August 2006. From April 1999 to January 2004, Mr. Wang held various positions in the Bank, including General Manager of the Asset-Liability Management Department, Acting Deputy General Manager and General Manager of the Fujian Branch, General Manager of the Hebei Branch. Mr. Wang graduated from Renmin University of China with a Master's degree in 1987. He also obtained a Doctor's degree from Xiamen University in 2005.



CHIM Wai Kin, Chief Credit Officer

has served as Chief Credit Officer of the Bank since March 2007. Prior to joining the Bank, Mr. Chim held various positions in Standard Chartered Bank, Bankers Trust Company and Deutsche Bank. During working with Deutsche Bank, Mr. Chim served as Managing Director and Chief Credit Officer (Non-Japan Asia). Mr. Chim graduated from Chinese University of Hong Kong with a Bachelor of Science in 1983, and obtained an MBA from Indiana State University, United States in 1985.



NG Peng Khian, Chief Audit Officer

has served as Chief Audit Officer since April 2007. Prior to joining the Bank, Mr. Ng worked in Singapore DBS Bank as Managing Director and Chief Internal Auditor, and served as Senior Vice President and Head of Internal Audit in CISCO Security Pte Ltd. Mr. Ng graduated from Nanyang University, Singapore, with a Bachelor of Science in 1980. Mr. Ng has the qualifications of Certified Internal Auditor and Certified Information Systems Auditor.



YEUNG Jason Chi Wai, Secretary to the Board of Directors

was appointed as Board and Company Secretary of the Bank in November 2005. Mr. Yeung is also the Board and Company Secretary of BOCHK Holdings and BOCHK. Prior to joining BOCHK, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and, before that, a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission of Hong Kong as Corporate Finance Manager. Mr. Yeung graduated from the University of Hong Kong with a Bachelor's degree in Social Sciences in 1978. He also graduated from the College of Law, UK in 1985 and further obtained a Bachelor's degree in Law from the University of Western Ontario, Canada in 1991 and an MBA from the Richard Ivey Business School, University of Western Ontario, Canada in 2001.

Changes in Directors, Supervisors and Senior Management

The Board of the Bank held an election on Directors during the reporting period. New directors were elected to the Board:

1. Mr. CAI Haoyi started to serve as Non-Executive Director as of 23 August 2007.

2. Mr. WANG Gang started to serve as Non-Executive Director as of 23 August 2007.

3. Mr. HUANG Shizhong started to serve as Independent Non-Executive Director as of 23 August 2007.

4. Ms HUANG Danhan started to serve as Independent Non-Executive Director as of 16 November 2007.

5. Mr. LIN Yongze started to serve as Non-Executive Director as of 22 January 2008.

6. Mr. ZHOU Zaiqun started to serve as Executive Director as of 3 February 2008.

The following directors ceased to be Directors of the Bank:

1. Mr. HUA Qingshan ceased to be Executive Director as of 15 June 2007.

2. Mr. YU Erniu ceased to be Non-Executive Director as of 23 August 2007.

3. Ms ZHU Yan ceased to be Non-Executive Director as of 23 August 2007.

4. Mr. ZHANG Xinze ceased to be Non-Executive Director as of 23 August 2007.

5. Mr. William Peter COOKE ceased to be Independent Non-Executive Director as of 16 November 2007.

6. Mr. Patrick de SAINT-AIGNAN ceased to be Independent Non-Executive Director as of 14 January 2008.

There was no change in the Bank's Supervisors during the reporting period.

During the reporting period, changes in the Bank's Senior Management were as follows:

1. The Bank appointed Mr. CHIM Wai Kin as Chief Credit Officer in March 2007 and Mr. NG Peng Khian as Chief Audit Officer in April 2007 through global recruitment.

2. Executive Vice President HUA Qingshan resigned on 15 June 2007 for new job appointment.





We pursue Innovation



Corporate Governance



In 2007, in compliance with the PRC Company Law, PRC Commercial Banking Law and regulatory requirements promulgated by regulatory authorities, and based on its actual experience, the Bank promoted sound corporate governance and the improvement of its corporate governance framework as a modern joint-stock company, which is composed of the Shareholders' Meeting, the Board of Directors, the Board of Supervisors and Senior Management. This was effected by continuously updating regulatory documents concerning corporate governance and optimising the structure of the Board of Directors throughout the year. By following the responsibilities set forth in the Articles, all parties functioned independently in compliance with the relevant laws and exercised their rights and obligations respectively.

During the reporting period, the Bank amended the Articles of Association, the Procedural Rules for Shareholders' Meeting, the Procedural Rules for Board of Directors and the Procedural Rules for Board of Supervisors, held the 2006 Annual General Meeting of Shareholders and 2007 First Extraordinary Shareholders' Meeting, and completed the re-election of directors and adjustment of the members of special committees under the Board of Directors. In order to receive the supervision of investors and the general public on the Bank's corporate governance and foster healthy interaction with them, the Bank applied for and successfully joined the 'SSE Corporate Governance Sector' during the reporting period.

The Bank has adopted measures to enable it to observe the Code on Corporate Governance Practices (the Code) as set out in Appendix 14 of the Hong Kong Listing Rules which were effective as of 1 January 2005. The Bank has complied with the Code provisions and most of the recommended best practices set out in the Code. The Bank also observes the laws and regulations of the places as well as the various provisions and guidelines of the local regulatory authorities where it has business operations.

Corporate Governance Framework

The Bank's corporate governance framework is shown below:


General Meeting of Shareholders
Strategic Development Committee
Board of Directors
Board of Supervisors
Audit Committee
Office of Board of Supervisors
Risk Policy Committee
Board Secretariat
Personnel and Remuneration Committee
Connected Transaction Control Committee
Senior Management (Group Executive Committee)
Corporate Banking Committee
Personal Banking Committee
Financial Markets Committee
Operation Service Committee
Internal Control Committee
Securities Investment Management Committee
Procurement Review Committee
Asset Disposal Committee
Anti-money Laundering Committee
Audit Department

Shareholders and Shareholders' Meeting

The Shareholders' Meeting is the highest authority within the Bank. The Bank establishes an effective channel for communicating with shareholders to ensure that all shareholders are treated equally, are properly informed and are able to participate in and exercise their voting and other rights on major issues of the Bank. The Bank has independence and complete autonomy in its business operations, and operates independently and separately from its controlling shareholder – China SAFE Investments Limited in business, personnel, asset, institutional and financial matters.

During the reporting period, the Bank held the first Annual General Meeting of Shareholders after its IPO on 14 June 2007. The Annual General Meeting was convened and held in strict compliance with the listing rules of Shanghai and Hong Kong. The voting shares held by the A-Share and H-Share holders, as well as their authorised proxies who attended the Annual General Meeting, accounted for 86% of the total shares of the Bank. All the directors and supervisors together with certain senior management members attended the meeting and responded to the enquiries of shareholders. The meeting considered and approved such proposals as the 2006 annual report, the profit distribution plan for the year 2006, the re-appointment of the accounting firms and the election and re-election of directors and supervisors, among other matters. Two proposals were also passed during the

meeting, i.e. the amendment to the Articles of Association of the Bank and the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion by means of special resolutions.

The Bank held its 2007 First Extraordinary Shareholders' Meeting on 24 December 2007, during which it considered and adopted the proposal for election of Mr. Zhou Zaiqun as Executive Director of the Bank. The voting shares held by the A-Share and H-Share holders and their authorised proxies present at the meeting accounted for 87% of the total shares of the Bank.

In 2007, the Bank published the resolutions and the legal opinions of the Annual General Meeting of Shareholders and the Extraordinary Shareholders' Meeting in the newspapers designated by the Bank for information disclosure and on its website on 15 June and 25 December respectively.

Implementation of the Resolutions of the Shareholders' Meeting by the Board of Directors

The Board of Directors earnestly and fully implemented the resolutions passed at the Annual General Meeting of Shareholders and the Extraordinary Shareholders' Meeting during the reporting period.

Directors and the Board of Directors

Being responsible for the Shareholders' Meeting, the Board of Directors is the Bank's decision-making body. In 2007, the Bank re-elected members of the Board of Directors, which currently comprises 16 members. Other than the Chairman, there are three Executive Directors, eight Non-Executive Directors and four Independent Non-Executive Directors. For a detailed background on the changes in the Board members, please refer to the section 'Directors, Supervisors and Senior Management' in this annual report.

The Board of Directors has set up the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transactions Control Committee, which assist the Board in performing its functions. The positions of the Chairman and the President are assumed by two persons with a view to avoiding undue concentration of authority.

Mr. Xiao Gang, Chairman of the Bank, also serves as Chairman of BOCHK Holdings, and Executive Directors Messrs Li Zaohang and Zhou Zaiqun also serve as Non-Executive Directors of BOCHK Holdings.

The Bank renewed the Directors and Officers liability insurance in 2007 for members of the Board to provide protection against claims arising from the lawful discharge of duties on the part of the Directors.

In 2007, the Board of Directors held seven meetings (including one extraordinary meeting) respectively on 9 February, 22 March, 27 April, 14 June, 23 August, 30 October and 13 December, and passed seven written resolutions. The resolutions relate mainly to the Bank's financial budget, regular reports, profit distribution plan, amendment to the Articles of Association, amendment to the Procedural Rules for Shareholders' Meeting and the Procedural Rules for Board of Directors, Corporate Governance Self-Inspection Report and Rectification Plan, the Audit Charter, appointment of external auditors, remuneration management measures and performance targets for senior management, performance evaluation and distribution of bonuses for senior management, appointment of directors, revision of the Information Disclosure Policy of the Bank, market risk limits and the issue of RMB-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion. The Board also reviewed the self-evaluation of internal control, the management report rendered by the external auditors and the response of the Management, improvement of the securities investment decision-making mechanism and the progress report on the implementation of the IT blueprint.

The average attendance rate of the board meetings reached 97% for the year 2007. The attendance rate of each director is shown below:

Director	Number of Board Meetings Attended[1]	Attendance Rate
XIAO Gang	Attended 7 out of a total of 7 meetings	100%
LI Lihui	Attended 7 out of a total of 7 meetings	100%
HUA Qingshan[2]	Attended 4 out of a total of 4 meetings	100%
LI Zaohang	Attended 7 out of a total of 7 meetings	100%
ZHANG Jinghua	Attended 7 out of a total of 7 meetings	100%
YU Erniu[2]	Attended 4 out of a total of 4 meetings	100%
ZHU Yan[2]	Attended 4 out of a total of 4 meetings	100%
ZHANG Xinze[2]	Attended 4 out of a total of 4 meetings	100%
HONG Zhihua	Attended 7 out of a total of 7 meetings	100%
HUANG Haibo	Attended 7 out of a total of 7 meetings	100%
CAI Haoyi[2]	Attended 3 out of a total of 3 meetings	100%
WANG Gang[2]	Attended 3 out of a total of 3 meetings	100%
Frederick Anderson GOODWIN[3]	Attended 4 out of a total of 7 meetings	57%
SEAH Lim Huat Peter	Attended 7 out of a total of 7 meetings	100%
Anthony Francis NEOH[4]	Attended 6 out of a total of 7 meetings	86%
William Peter COOKE[2]	Attended 6 out of a total of 6 meetings	100%
Patrick de SAINT-AIGNAN[2]	Attended 7 out of a total of 7 meetings	100%
Alberto TOGNI	Attended 7 out of a total of 7 meetings	100%
HUANG Shizhong[2]	Attended 3 out of a total of 3 meetings	100%
HUANG Danhan[2]	Attended 1 out of a total of 1 meeting	100%

Notes:

1. 'Number of board meetings attended' refers to the number of meetings that a director actually attended out of the number a director was required to attend during the reporting period.

2. For the commencement and termination of the directors' terms of office, please refer to the section 'Changes in Directors, Supervisors and Senior Management'.

3. Non-Executive Director Sir Frederick Anderson Goodwin was unable to personally attend the board meetings held on 27 April, 30 October and 13 December. He entrusted another director to attend and exercise the voting right on his behalf at these meetings.

4. Independent Non-Executive Director Anthony Francis Neoh was unable to personally attend the board meeting held on 27 April. He entrusted another director to attend and exercise the voting right on his behalf at the meeting.

The Strategic Development Committee

The Strategic Development Committee comprises 11 members, including the Chairman of the Board, one executive director, eight non-executive directors and one independent non-executive director. Mr. Xiao Gang serves as Chairman of the Committee. Committee members include Li Lihui, Zhang Jinghua, Hong Zhihua, Huang Haibo, Cai Haoyi, Wang Gang, Lin Yongze[1], Frederick Anderson Goodwin, Seah Lim Huat Peter and Alberto Togni. The committee is mainly responsible for:

- Reviewing the strategic development plan submitted by the management;
- Assessing external factors relevant to the Bank's strategy and its implementation;
- Reviewing the annual budget, strategic capital allocation (capital structure, capital adequacy ratio and risk-return balance policy) and asset and liability management objective;
- Coordinating the overall development strategy for various financial business lines;
- Coordinating the development strategies of domestic and overseas branches and subsidiaries, and making decisions on incorporation, dissolution and capital increase/decrease of domestic and overseas branches and subsidiaries within its authorisation;
- Reviewing the Bank's major investment and financing plans;
- Reviewing the Bank's merger and acquisition plans;
- Reviewing the Bank's major institutional restructuring and adjustment plans; and
- Reviewing the Bank's IT development plan and other special strategic development plans.

The Strategic Development Committee held six meetings (including two extraordinary meetings) in 2007. At these meetings, the Committee reviewed proposals covering the Bank's profit distribution for 2006 and related matters; Strategic Risk Management Policy of the Bank of China; the report on the capital increase to BOCG Insurance Co., Ltd; the business plan and financial budget for 2008; and the Procedural Rules of the Strategic Development Committee of the Board of Directors (revised).

The average attendance rate of the meetings of the Strategic Development Committee reached 92%, and the attendance rates of the relevant directors are shown as below:

Director	Number of Committee Meetings Attended[2]	Attendance Rate
XIAO Gang	Attended 6 out of a total of 6 meetings	100%
LI Lihui	Attended 6 out of a total of 6 meetings	100%
ZHANG Jinghua	Attended 6 out of a total of 6 meetings	100%
YU Erniu	Attended 5 out of a total of 5 meetings	100%
ZHU Yan	Attended 4 out of a total of 5 meetings	80%
ZHANG Xinze	Attended 5 out of a total of 5 meetings	100%
HONG Zhihua	Attended 6 out of a total of 6 meetings	100%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
CAI Haoyi	Attended 1 out of a total of 1 meeting	100%
WANG Gang	Attended 1 out of a total of 1 meeting	100%
Frederick Anderson GOODWIN	Attended 4 out of a total of 6 meetings	67%
SEAH Lim Huat Peter	Attended 4 out of a total of 6 meetings	67%
Alberto TOGNI	Attended 5 out of a total of 6 meetings	83%

Notes:

1. Mr. Lin Yongze started to serve as Non-Executive Director of the Bank and member of the Strategic Development Committee on 22 January 2008.

2. 'Number of committee meetings attended' refers to the number of meetings that a committee member actually attended out of the number a committee member was required to attend during the reporting period.

The Audit Committee

The Audit Committee comprises seven members, including three non-executive directors and four independent non-executive directors. Mr. Huang Shizhong began to serve as Chairman of the Committee as of 13 December 2007 in succession to Patrick de Saint-Aignan. Committee members include Huang Haibo, Wang Gang, Seah Lim Huat Peter, Anthony Francis Neoh, Alberto Togni and Huang Danhan. The committee is mainly responsible for:

- Recommending the replacement/appointment of and the fees paid to the external auditors and assessing their performance and independence;
- Reviewing the external auditors' audit report, internal control report and audit plan;
- Reviewing the financial reports, other financial disclosure, and significant accounting and auditing policies and regulations;
- Approving the Internal Audit Charter, overseeing and providing guidance to the internal audit organisational restructuring, promoting vertical management to ensure the independence of the audit, approving the plan and the budget of the internal audit and evaluating its performance;
- Appraising the performance of the Chief Audit Officer;
- Overseeing the Bank's internal controls and consistently tracking the progress in the rectification of issues raised by the external auditors, reviewing major internal audit findings, management's feedback and rectification plans, and discussing the adequacy of internal control with the Chief Audit Officer and the external auditors; and
- Promoting self-evaluation of internal control and compliance with relevant disclosure requirements of the stock exchanges.

The Audit Committee held six meetings in 2007, mainly to review financial reports and the dividends and profits distribution plan, the adoption of new accounting policies and estimates by the Bank in accordance with the requirements of Chinese Accounting Standards (2006), disclosure of auditing discoveries issued by the National Audit Office, the Audit Charter, Procedural Rules of the Audit Committee of the Board of Directors (revised), policy and procedures for selection, rotation and dismissal of external auditors, the implementation plan for internal control evaluation in 2007, suggestions put forward by the external auditors and the management's response, implementation of the case rectification plan, audit scope, plan and proposed audit fee of external auditors in 2008, the summary of audit work and budget implementation in 2007, and the focuses and budget of audit in 2008.

The average attendance rate of the meetings of the Audit Committee was 95%. The attendance rates of the relevant directors are shown below:

Director	Number of Committee Meetings Attended[1]	Attendance Rate
Patrick de SAINT-AIGNAN	Attended 6 out of a total of 6 meetings	100%
HUANG Shizhong	Attended 2 out of a total of 2 meetings	100%
ZHU Yan	Attended 3 out of a total of 4 meetings	75%
HUANG Haibo	Attended 6 out of a total of 6 meetings	100%
WANG Gang	Attended 2 out of a total of 2 meetings	100%
SEAH Lim Huat Peter	Attended 6 out of a total of 5 meetings	83%
Anthony Francis NEOH	Attended 6 out of a total of 6 meetings	100%
William Peter COOKE	Attended 5 out of a total of 5 meetings	100%
Alberto TOGNI	Attended 6 out of a total of 6 meetings	100%
HUANG Danhan	Attended 1 out of a total of 1 meeting	100%

Note:

1. 'Number of committee meetings attended' refers to the number of meetings that a committee member actually attended out of the number a committee member was required to attend during the reporting period.

The Audit Committee established the working rules in accordance with the Notice for Listed Companies on Preparing 2007 Annual Reports and Relevant Issues published by CSRC. In line with the working rules, the Audit Committee reviewed the un-audited financial statements, and exchanged note with the Management and external auditor on two occasions in January and February 2008 on accounting policies, accounting estimates and adjustments to key financial figures. It reviewed again the financial statements of the Bank after the external auditor issued its preliminary opinions, and made separate communication with the Management and the external auditor before issuing the opinion in writing. It approved the financial statements at its first meeting of 2008 by voting and submitted the resolution to the Board for approval.

During reviewing the financial statements of 2007, the Audit Committee understood in details the risk areas of the Bank, such as the sub-prime investment and loan impairment with a focus on the provisioning for impaired assets and corresponding disclosures.

The Audit Committee has reviewed the 2007 Annual Report of the Bank. The Bank's external auditor, PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company has audited the financial statements of the Bank prepared in accordance with CAS and PricewaterhouseCoopers Hong Kong has audited the financial statements of the Bank prepared in accordance with IFRS. Both firms have issued unqualified audit opinions. The Audit Committee held discussions on matters relating to the accounting standards and practices adopted in the financial statements, internal control and the financial reporting.

The Audit Committee has established policies of selection, rotation and dismissal of external auditors with a view to ensuring independency of the external auditors. After appraising the external auditors' performances and independency in 2007, the Audit Committee has proposed to the Board to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as the domestic auditor and PricewaterhouseCoopers Hong Kong as the international auditor for 2008.

The Group has established an internal control assessment mechanism and launched internal control self-assessments in 2006 and 2007. The self-assessment covered all the identified key areas and some less significant areas of internal control in the Bank's operation and management, including financial control, operation control, compliance control and risk management capabilities. The management has reported the results of the internal control assessment to the Audit Committee and the Board.

The Risk Policy Committee

The Risk Policy Committee comprises six members, including one executive director, two non-executive directors and three independent non-executive directors. Mr. Anthony Francis Neoh acts as Chairman of the Committee. Committee members include Zhou Zaiqun[1], Zhang Jinghua, Lin Yongze[2], Alberto Togni and Huang Shizhong. The committee is mainly responsible for:

- Reviewing risk management strategy, major risk management policies, procedures and systems, and providing suggestions to the Board of Directors;

- Reviewing the Bank's major risk activities, and exercising its veto power in a reasonable manner over any transaction that will or may cause debts to the Bank and/or expose the Bank to market risk in excess of the single transaction risk limit or the accumulated transaction risk limit approved by the Risk Policy Committee or the Board of Directors;

- Monitoring the implementation of the Bank's risk management strategies, policies and procedures, and providing suggestions to the Board of Directors; and

- Reviewing the Bank's risk management, regularly assessing the performance of duties of risk management and internal control by the Management, departments and institutions of the Bank, regularly hearing their reports and requesting improvement.

The Risk Policy Committee held six meetings (including one extraordinary meeting) in 2007. At these meetings, the committee reviewed proposals including the Market Risk Management Policy of Bank of China Limited (revised), the Overall Planning of Basel II Implementation of Bank of China Limited, the market risk limit of Bank of China Limited for 2007, adjustment to the President's credit approval authority delegated by the Board of Directors, establishment of an *ad hoc* approval team under the Risk Policy Committee and credit proposals for amounts beyond approval authority of the Management, Bank of China Limited Securities Investment Policy and Administrative Measures on Provisioning for Liabilities in respect of Off-Balance-Sheet Credit Operations of Bank of China Limited. In addition, Bank of China Limited Valuation and Price Verification of Financial Instruments (Treasury Products) Policy (Interim, 2007) was also reviewed. Meanwhile, in accordance with the need for business development and market change, the securities investment mechanism of the Bank was hereby reviewed and analysed, and a series of policies and management rules were formulated, including the Securities Investment Policy. According to that policy, there is a Securities Investment Management Committee under the Executive Committee to accommodate the features of securities market so as to improve the decision-making efficiency of securities investment. The Securities Investment Management Committee is an institution under the Executive Committee responsible for review and decision of securities investment business, communication between the senior management and departments about securities

investment business of domestic and foreign currencies, regular review of operations of securities investment portfolio and liquidity portfolio, review of investment in new products and the significant and breaking events affecting securities investment activities of the Bank, and providing advice to the senior management. Moreover, in view of the impact of the sub-prime mortgage crisis in the US, the Board of Directors and Risk Policy Committee held two joint conferences of special topics to review and discuss the Bank's investment portfolio in sub-prime mortgage bonds and collateralised debt obligations (CDOs). During the meetings, directors brought forward important and valuable comments and suggestions on improvement of the Bank's securities investment mechanism and effective control of securities investment risk.

The average attendance rate of the meetings of the Risk Policy Committee was 93%. The attendance rates of the relevant directors are shown below:

Director	Number of Committee Meetings Attended[3]	Attendance Rate
Anthony Francis NEOH	Attended 6 out of a total of 6 meetings	100%
HUA Qingshan	Attended 3 out of a total of 3 meetings	100%
ZHANG Jinghua	Attended 6 out of a total of 6 meetings	100%
ZHANG Xinze	Attended 4 out of a total of 4 meetings	100%
Patrick de SAINT-AIGNAN	Attended 4 out of a total of 6 meetings	67%
Alberto TOGNI	Attended 5 out of a total of 6 meetings	83%
HUANG Shizhong	Attended 2 out of a total of 2 meetings	100%

Notes:

1. Mr. Zhou Zaiqun started to serve as Executive Director of the Bank and member of the Risk Policy Committee on 3 February 2008.

2. Mr. Lin Yongze started to serve as Non-Executive Director of the Bank and member of the Risk Policy Committee on 22 January 2008.

3. 'Number of committee meetings attended' refers to the number of meetings that a committee member actually attended out of the number a committee member was required to attend during the reporting period.

Special Corporate Governance Campaign

As required by CSRC, CSRC Beijing Bureau and the Shanghai Stock Exchange, the Bank held a special corporate governance campaign during the reporting period. According to relevant provisions on corporate governance and the self-inspection items set out by the regulatory authorities for the campaign, the Bank fully reviewed its corporate governance, and produced a self-inspection report and rectification plan on corporate governance that has been reviewed and approved by the Board of Directors. The Bank implemented rectification measures based on the corporate governance rectification plan earnestly and completed the corporate governance rectification report with the review and approval of the Board of Directors, covering the implementation and fulfillment status of three rectification tasks, i.e. election and appointment of new independent non-executive directors, formulation of work rules for independent directors, and improvement of the internal control management system. The afore-mentioned corporate governance self-inspection report and rectification plan as well as the corporate governance rectification report have been published on the website designated by CSRC, the Bank's website and media designated by the Bank for information disclosure.

Appointment of Directors

In compliance with Rules A.4.1 and A.4.2 of Appendix 14 of the Hong Kong Listing Rules and the Articles of Association of the Bank, the Bank's directors are elected at the Shareholders' Meeting with a term of office of three years starting from the date when the Bank receives the approval of CBRC. A director, at the expiry of the term of office, may serve consecutive terms by re-election and re-appointment.

Independent Non-Executive Directors

Members of the Board of Directors include four independent non-executive directors, in compliance with the requirement of quorum specified in the Articles of Association of the Bank. These independent non-executive directors serve as members of five special committees under the Board of Directors and chairmen of the Audit Committee, Risk Policy Committee and Connected Transactions Control Committee. As stipulated in Rule 3.13 of the Hong Kong Listing Rules, the Bank has received the annual confirmation in writing from each independent director with regard to his/her independence. Based on these confirmations and relevant information in its possession, the Bank confirms their independent status.

Information on the attendance of independent non-executive directors at board meetings in 2007 is detailed in the section 'Directors and the Board of Directors'.

Different Opinions Raised by Independent Non-Executive Directors on Relevant Matters of the Bank

No independent non-executive director raised different opinions on the resolutions of the Board of the Directors and the special committees under the Board of Directors of the Bank in 2007.

Specific Explanation and Independent Opinions of Independent Non-Executive Directors on the Guarantee Business of the Bank

Pursuant to the provisions and requirements set forth in the circular (ZJF [2003] No.56) issued by CSRC and the principle of equity, fairness and objectiveness, the Independent Non-Executive Directors of the Bank, Anthony Francis Neoh, Alberto Togni, Huang Shizhong and Huang Danhan have provided the following information regarding the Bank's guarantee business:

The guarantee business is one of the Bank's ordinary business activities and has been approved by PBOC and CBRC, which does not fall within the scope of guarantee as defined in the Circular on Regulating Guarantee Businesses of Listed Companies. The Bank has formulated specific management measures, operational processes and approval procedures in line with the risks of guarantee business, and carried out the business accordingly. The Bank's guarantee business comprises principally of Letters of Guarantee. As at 31 December 2007, the outstanding amount of letters of guarantee issued by the Bank was RMB423.771 billion.

Supervisors and the Board of Supervisors

The Board of Supervisors is the Bank's supervisory organ and responsible to the Shareholders' Meeting. As stipulated in the PRC Company Law and the Articles of Association of the Bank, the Board of Supervisors is responsible for overseeing the Bank's financial activities and the legality and compliance of the Board of Directors and Senior Management in performing their responsibilities.

The Board of Supervisors comprises five supervisors, including three supervisors assumed by representatives of shareholders and two supervisors assumed by staff representatives. According to the Bank's Articles of Association, a supervisor has a term of office of three years, and may serve consecutive terms by re-election and re-appointment. Shareholder representative supervisors are elected or replaced by the Shareholders' Meeting.

The Board of Supervisors held six meetings in 2007, and adopted related resolutions. For the performance and supervision opinions of the Board of Supervisors within the reporting period, please refer to the 'Report of the Board of Supervisors' in this annual report.

Senior Management

The Senior Management is the Bank's executive body and reports to the Board of Directors. Headed by the President, the Senior Management comprises executive vice presidents and other senior management personnel, who assist the President in managing the Bank's business. Principle responsibilities of the President include: presiding over the Bank's administrative, business and financial management, implementing resolutions of the Board of Directors, drafting the Bank's business and investment plans, drafting the Bank's basic management rules and specific regulations, nominating other senior management personnel, and determining the Bank's overall remuneration, benefit, reward and punishment measures.

In 2007, the Senior Management carried out the Bank's day to day business, achieved operating targets and further promoted the rapid development of each business line within the scope of authorities established by the Articles of Association and the Board of Directors of the Bank.

Securities Transactions by Directors and Supervisors

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules (the 'Model Code') to govern securities transactions by directors and supervisors. Pursuant to overseas and local securities regulators' requirements, the Bank has drafted the Management Rules on Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited (the 'Management Rules'), which was adopted by the Board at the meeting held on 30 October 2007. The terms of the Management Rules are more stringent than those of the Model Code. The Bank has made specific enquiry of all directors and supervisors, and the directors and supervisors have confirmed that they have complied with the required standards set out in the Model Code throughout the reporting period and the Management Rules since its effective date.

Responsibility Statement of Directors on Financial Reports

The following statement, which set out the responsibilities of the Directors regarding financial statements, should be read in conjunction with, but distinguished from, the auditor's statement of their responsibilities as set out in the auditor's report contained in this annual report:

The directors acknowledge that they are responsible for preparing financial statements of the Bank that truly represent the operating results of the Bank for each financial year. To the best knowledge of the directors, there was no material event or condition that might have a material adverse effect on the continuing operation of the Bank.

Appointment or Termination of External Auditors

At the 2006 Annual General Meeting of the Bank, shareholders of the Bank approved the resolution in respect of the appointments of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company as its domestic auditor and PricewaterhouseCoopers Hong Kong as its international auditor for 2007. The directors were authorised to negotiate and determine the fees of such auditors in accordance with market practice.

Fees paid to PricewaterhouseCoopers and its member firms for the audit of the financial statements of the Group, including those of the Bank's overseas subsidiaries and branches, for the year ended 31 December 2007 were RMB216 million.

PricewaterhouseCoopers was not engaged in significant non-auditing services with the Bank. The Bank incurred RMB11 million for non-auditing services by PricewaterhouseCoopers for the year ended 31 December 2007.

PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and Pricewaterhouse Hong Kong have provided audit services to the Bank for five years. Mr. Zhu Yu and Mr. Wang Wei are the certified public accountants who sign the auditor's report on the Group's financial statements prepared in accordance with the Chinese Accounting Standards 2006 for the year ended 31 December 2007.

The Board will table a resolution at the 2007 Annual General Meeting, proposing to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong as the auditors of the Bank.

Investor Relations and Information Disclosure

The Bank discloses information in compliance with securities regulations promulgated in the places where its shares are listed, and publishes periodic reports and interim announcements to the public in accordance with the law to enable investors' timely, accurate and full acquisition of the financial position, operational management, corporate governance and various other shares-related information of the Bank. In 2006, the Bank developed the information disclosure policy to regulate the information disclosure of the Group; in 2007, additions and revisions were made to the policy to incorporate new regulatory requirements. The revised information disclosure policy was discussed and approved by the Board of Directors in October 2007 and then published on the website of the Bank in accordance with requirements of the Shanghai Stock Exchange.

During year 2007, to improve the understanding of information disclosure among the staff of all levels and strengthen their awareness of responsibility in information disclosure, the Bank invited experienced experts from securities regulatory authorities and legal advisors of the Bank to provide trainings to directors, supervisors and the senior management of the Bank as well as officers of senior manager level and above of the Head office, with respect to listing rules and requirements on information disclosure of the Hong Kong Stock Exchange and Shanghai Stock Exchange.

The Board of Directors and the Management of the Bank attach great importance to investor relations and endeavor to ensure the timeliness, fairness, accurateness, truthfulness and completeness of information disclosure; enhance the understanding of investors to the investment value of the Bank through adequate exchange and communication with investors; keep a close watch on market highlights and listen to valuable suggestions of investors at large. The elaborately-designed 2006 annual report of the Bank was well received by investors and furthermore, obtained the Annual Report Award from LACP and other recognised organisations. Meanwhile, the Bank has organised annual performance release, interim performance release and global teleconference of Q3 2007 performance release, following which road shows of the Management were performed. The Bank has successively visited countries and regions including Hong Kong, Europe, US and Japan and conducted tours to more than 10 domestic cities to introduce business development to investors in forms of person-to-person or group meetings. The Bank seeks to enhance communication with the investors by means of participating in seminars of investors and receiving investors. In 2007, the senior management members of the Bank held 233 meetings with domestic and overseas investors and analysts and made remarkable achievements. In addition, diversified ways and channels are under continuous construction such as investor relations section on the website of the Bank, live video webcast, e-mails and hotlines to enhance daily information exchange and communication with the investors.







We promote Harmony

Report of the Board of Directors

The Board of Directors is pleased to present its report together with the audited consolidated financial statements of the Bank and its subsidiaries (the 'Group') for the year ended 31 December 2007.

Principal Activities

The Bank is engaged in the provision of a range of banking and related financial services, including commercial banking, investment banking and insurance business.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the interest income and other operating income of the Group.

Results and Appropriations

The results of the Group for the year are set out in the financial statements and notes thereof. The Board has recommended a final dividend of RMB0.1 per share (before tax), amounting to approximately RMB25.384 billion, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 19 June 2008. If approved, the 2007 final dividend of the Bank will be denominated and declared in Renminbi. The dividends for A-Share Holders will be paid in Renminbi and the dividends for H-Share Holders will be paid in Hong Kong dollars. Renminbi will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 19 June 2008 (such day inclusive), being the date of holding the Bank's Annual General Meeting, as announced by PBOC for such conversion.

At the Annual General Meeting held on 14 June 2007, it was approved that a final dividend of RMB0.04 per share (before tax), amounting to RMB10.154 billion in total, would be paid in respect of 2006 profits. Such distribution plan was implemented in July 2007. No interim dividend was paid for the period ended 30 June 2007 by the Bank. The Bank did not propose any capitalisation of capital reserve to share capital during the year.

Closure of Register of H-Share Holders

The H-Share Register of Members of the Bank will be closed for the purpose of determining H-Share Holders' entitlement to attend the Annual General Meeting, from Tuesday, 20 May 2008 to Thursday, 19 June 2008 (both days inclusive). During the aforesaid period, no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H-Share Holders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, 19 May 2008.

There is no book closure period for the A-Share Register of Members. A notice of the Annual General Meeting setting out the record date for the meeting and related issues will be published in due course.

Donations

Charitable and other donations made by the Group during the year amounted to approximately RMB117.8616 million.

Share Capital

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the Bank has sufficient public float, in compliance with the minimum requirement of the Hong Kong Listing Rules and the waiver granted by the Hong Kong Stock Exchange at the time of the Bank's listing.

Distributable Reserves

Please refer to Note V.39 to the Financial Statements for details of distributable reserves of the Bank.

Fixed Assets

Please refer to Note V.23 to the Financial Statements for details of the fixed assets of the Bank.

Financial Summary

The Bank was listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in 2006. A summary of the annual results, assets and liabilities of the Bank for the last five years is set out in the section headed 'Financial Highlights'.

Connected transactions

Under Chapter 14A of the Hong Kong Listing Rules, transactions between the Bank and its connected persons (as defined under the Hong Kong Listing Rules) will constitute connected transactions to the Bank. Such transactions are monitored and administered by the Bank in accordance with Chapter 14A of the Hong Kong Listing Rules. The details of such connected transactions of the Bank are as follows:

Exempt Continuing Connected Transactions

Commercial banking services and products provided by the Bank in the ordinary and usual course of business

The Bank provides commercial banking services and products to customers in the ordinary and usual course of business. Such commercial banking services and products include the taking of deposits. Customers who place deposits with the Bank include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were the directors within 12 months preceding the date of transactions and their respective associates, each of whom is a connected person under Chapter 14A of the Hong Kong Listing Rules. Pursuant to Chapter 14A of the Listing Rules, connected persons placing deposits with the Bank will constitute continuing connected transactions to the Bank.

Furthermore, BOCHK has preferential interest rates for deposits placed by employees of BOCHK. The deposits placed by connected persons who are not the Bank's employees are at market rates and on normal commercial terms. To the extent staff rates are available for employees, the interest paid by the Bank on deposits placed by its connected persons who are the Bank's employees are at staff rates, but such deposits are nevertheless on normal commercial terms as such terms are no more favorable than the staff rates applicable to other employees who are not connected persons of the Bank.

The provision of commercial banking services and products to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favourable than those offered to independent third parties (including other comparable employees of the Bank who are not connected persons) constitute exempt continuing connected transactions under Rule 14A.65(4) of the Listing Rules, namely, financial assistance provided by a connected person in the form of deposits placed with a listed issuer for the benefit of a listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect of the financial assistance, and thus exempt from the reporting, announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Listing Rules.

Loan and credit facilities granted by the Bank to connected persons

The Bank extends loans and credit facilities (including provision of long-term loans, short-term loans, consumer loans, credit card facilities, mortgages, guarantees, security for third party loans, comfort letters and billing discounting facilities) to customers in the ordinary and usual course of business on normal commercial terms with reference to prevailing market rates. Customers who utilise loans and credit facilities include the Bank's substantial shareholders, directors, supervisors and chief executive officers, ex-directors who were the directors within 12 months preceding the date of transactions and their respective associates, each of whom is a connected person under Chapter 14A of the Listing Rules. Pursuant to Chapter 14A of the Listing Rules, loans and credit facilities granted by the Bank to its connected persons constitute continuing connected transactions to the Bank.

The Bank has preferential staff rates for employees who utilise Great Wall Renminbi credit cards and BOC credit cards. Such preferential rates include waiver of annual fees and reduced handling fees. Furthermore, BOCHK has preferential staff rates for employees who utilise its credit cards.

Departments of the Bank in the PRC have preferential staff rates for residential loans and mortgages taken out by the Bank's employees, and have preferential staff rates for consumer loans taken out by the Bank's employees. These preferential staff rates are all within the range set by PBOC. Furthermore, BOCHK has preferential staff rates for residential loans and mortgages taken out by its employees.

The loans and credit facilities the Bank provides to connected persons of the Bank who are not employees of the Bank are on normal commercial terms with reference to prevailing market rates. To the extent staff rates are available for certain loans and credit facilities, the loans and credit facilities the Bank provides to connected persons who are the Bank's employees are provided at staff rates and are on normal commercial terms no more favourable than the staff rates applicable to other employees who are not connected persons.

The provision of loans and credit facilities to connected persons in the ordinary and usual course of business and on normal commercial terms that are comparable or no more favourable than those offered to independent third parties (which include other comparable employees who are not connected persons) constitute exempt continuing connected transactions under Rule 14A.65(1) of the Listing Rules, namely, financial assistance provided by a listed issuer in its ordinary and usual course of business for the benefit of a connected person on normal commercial terms, and thus exempt from all reporting,

announcement and independent shareholders' approval requirements contained in Rules 14A.35 and 14A.45 to 14A.48 of the Listing Rules.

Continuing connected transactions with BOCHK Group

In late November 2007, BOC Services Co., Ltd (of which 55% equity interest is indirectly held by the Company, and 45% equity interest is indirectly held by BOCHK Holdings) was incorporated. Pursuant to the Hong Kong Listing Rules, BOCHK Holdings becomes a connected person of the Bank.

From the late November 2007 to the end of the reporting period, pursuant to the Services and Relationship Agreement entered into in late 2004, the Group (the Company and its subsidiaries (other than the BOCHK Group)) engaged in a number of transactions with the BOCHK Group in the usual course of business, such as information technology services, property transactions, cash payment, provision of insurance cover, credit card services, securities transactions, fund distribution transactions, insurance, agency foreign exchange transactions, trading of financial assets and inter-bank capital markets. These transactions are on normal commercial terms and percentage ratios of each transaction (the profits ratio, however, not applicable) set out in Chapter 14A of the Listing Rules are less than 0.1%. According to Rule 14A.33 of the Hong Kong Listing Rules ('De Minimis Transactions'), these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements.

At the end of 2007, the Bank and BOC Hong Kong (Holdings) Limited renewed the Services and Relationship Agreement. The Bank had made an announcement in accordance with Chapter 14A of the Hong Kong Listing Rules on 2 January 2008.

Continuing connected transactions between Prudential Corporation Holdings Limited and Its Subsidiaries and the Bank

Prudential Corporation Holdings Limited respectively owns 36% of BOCI-Prudential Asset Management Limited ('BOCI-Prudential') and 36% of BOCI-Prudential Trustee Limited ('BPTL'), both of which are indirect subsidiaries of the Bank. Accordingly, Prudential Corporation Holdings Limited and its associates are connected persons to the Bank for the purposes of the Hong Kong Listing Rules. In particular, BOCI-Prudential and BPTL, being associates of Prudential Corporation Holdings Limited, are also connected persons to the Bank.

In 2007, the Bank engaged on a regular basis in a number of transactions with Prudential Corporation Holdings Limited and its associates in ordinary and usual course of business, such as fund distribution services, fund management services, fund investment advisory services, client referral services, IT services, office rental and consumption services, deposit placing, insurance services and corporate management services. These transactions are on normal commercial terms and each percentage ratio (the profits ratio not applicable) set out in Chapter 14A of the Listing Rules is less than 0.1% based on the transaction categories. According to Rule 14A.33 ('De Minimis Transactions'), these transactions are exempted from the reporting, announcement and independent shareholders' approval requirements.

Corporate Governance

The Bank endeavors to observe high level corporate governance principles and practices. Details of the Bank's compliance with the Code on Corporate Governance Practices contained in Appendix 14 of the Hong Kong Listing Rules are set out in the section headed 'Corporate Governance'.

Directors and Supervisors

Particulars in relation to the Directors and Supervisors of the Bank as at 31 December 2007 are set out in the section headed 'Directors, Supervisors and Senior Management'.

Directors' Interests in Competing Businesses

Since August 1998, Sir Frederick Anderson Goodwin, a Non-Executive Director of the Bank, has been serving as Director of the RBS Group. RBS Group is the holding company of one of the world's largest banking and financial services groups, business of which may compete directly or indirectly with the Group's business.

Save as disclosed above, none of the other directors is interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

Emoluments of Directors, Supervisors and Senior Management

Details of the emoluments of Directors, Supervisors and Senior Management are set out in the section headed 'Directors, Supervisors and Senior Management'.

Directors' and Supervisors' Service Contracts

None of the Directors or Supervisors of the Bank has a service contract with the Bank or any of its subsidiaries which is not determinable within one year without payment of compensation other than normal statutory compensation.

Directors' and Supervisors' Interests in Contract of Significance

No contract of significance, in relation to the Bank's business to which the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director or a Supervisor had a material interest, whether directly or indirectly, subsisted during the year.

Directors' and Supervisors' Rights to Acquire Shares

On 5 July 2002, the following Director was granted options by BOCHK (BVI), the immediate holding company of BOCHK Holdings, pursuant to the Pre-Listing Share Option Scheme to purchase from BOCHK (BVI) existing issued ordinary shares of BOCHK Holdings at a price of HK$8.50 per share. BOCHK Holdings is a subsidiary of the Bank which is also listed on the Hong Kong Stock Exchange. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors of the Bank under the Pre-Listing Share Option Scheme as at 31 December 2007 are set out below:

				Number of share options					
Name of Director	Date of grant	Exercise price per share (HK$)	Exercisable period	Granted on 5 July 2002	Balance as at 1 January 2007	Exercised during the year	Surrendered during the year	Lapsed during the year	Balance as at 31 December 2007
Li Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of Executive Director of the Bank. According to the terms of the Pre-Listing Share Option Scheme, the options of 1,446,000 granted to Mr. Hua Qingshan on 5 July 2002 could be exercised within three months after his resignation.

Save as disclosed above, during the year, none of the Bank, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party to any arrangements to enable the Directors, Supervisors of the Bank, and their respective spouses or children below the age of 18 to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate.

Directors' and Supervisors' Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2007, none of the Directors or Supervisors of the Bank or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Bank or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Bank pursuant to section 352 of the SFO or as otherwise notified to the Bank and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules and the Management Measures on Securities Transactions by Directors, Supervisors and Senior Management of Bank of China Limited.

Substantial Interests in Share Capital

Details of the Bank's substantial interests in share capital are set out in the section headed 'Changes in Share Capital and Shareholdings of Substantial Shareholders'.

Management Contracts

No contract concerning the management or administration of the whole or any substantial part of the business of the Bank were entered into or existed during the year.

Share Appreciation Rights Plan and Share Option Scheme

Please refer to Note V.35 to the Financial Statements for details of the share appreciation rights plan and share option schemes of the Group.

Please refer to 'Directors' and Supervisors' Rights to Acquire Shares' in the section for details of the options granted by BOCHK (BVI) over shares of BOCHK Holdings pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of the Bank's Shares

As at 31 December 2007, approximately 11 million shares of the Bank were held as treasury shares. Please refer to Note V.38 to the Financial Statements for details of purchase, sale or redemption of the Bank's shares by the Bank and its subsidiaries.

Pre-emptive Rights

There are no provisions for pre-emptive rights requiring the Bank to offer new shares to existing shareholders in proportion to their existing shareholdings under the Articles of Association of the Bank. The Articles of Association provides that the Bank may increase its capital by public offering, private placing, issuing rights of new shares to existing shareholders or allotting new shares to existing shareholders, transferring capital reserve fund, issuing convertible bonds, or through other means as permitted by laws, administrative regulations or relevant regulatory authorities. There are no compulsory provisions for shareholders to exercise their pre-emptive rights under the Articles of Association.

Use of Raised Funds

All capital raised from the Bank's IPO in 2006 have been used to strengthen the capital base of the Bank.

The Bank issued RMB60 billion RMB-denominated subordinated bonds in 2004 and 2005. Please refer to Note V.32 to the Financial Statements for details. The issue of the subordinated bonds aims to mitigate liquidity risk and optimise the maturity structure of assets and liabilities. The Bank plans to utilise the long-term funds raised by the issuance to grant long and medium-term loans, especially those relating to high-quality infrastructure construction projects.

Tax Relief

A-Share Holders: In accordance with the Notice on Taxation Policy of Personal Stock Dividends Income (Caishui No.102 (2005)) and the Supplementary Notice on Taxation Policy of Personal Stock Dividends Income (Caishui No.107 (2005)) issued by the Ministry of Finance, PRC and the State Administration of Taxation, PRC, dividends obtained from listed companies by individual investors shall be taxed as personal income in accordance with the currently applicable taxation rules, and a reduction of 50% is calculated as taxable amount on a provisional basis; while dividends obtained by mutual funds from listed companies shall be taxed with a reduction of 50% calculated as taxable amount when paying personal income tax on behalf of the obligatory persons pursuant to (Caishui No.102(2005)).

H-Share Holders: In accordance with the Notice on Taxation of Dividends and Stock (Options) Transfer Income obtained by Foreign-invested Companies, Foreign Companies and Citizens (Guoshuifa No.045 (1993)) issued by the State Administration of Taxation, foreign corporations and individuals holding H shares are exempted from paying corporate and personal income tax for dividends obtained from the PRC companies issuing such H shares.

Under current practice of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by the Bank.

Shareholders enjoy tax relief in accordance with the afore-mentioned regulations.

Auditors

Details of the Bank's external auditors are set out in the section headed 'Corporate Governance'. A resolution for the appointment of external auditors will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
XIAO Gang
Chairman

25 March 2008

Report of the Board of Supervisors

I. Meetings of the Board of Supervisors

The Board of Supervisors held six meetings in 2007:

1. The first meeting (on 9 March) examined and approved the 2006 performance evaluation results of supervisors who were representatives of shareholders for submission to the General Meeting of Shareholders for review; examined and approved the *Procedural Rules for Meetings of the Board of Supervisors of Bank of China Limited* for submission to the General Meeting of Shareholders for review.

2. The second meeting (on 22 March) examined and approved the *2006 Annual Report of Bank of China Limited*; examined and approved the *2006 Profit Distribution Plan of Bank of China Limited*; examined and approved the *Report Delivered by the Board of Supervisors of Bank of China Limited at the 2007 General Meeting of Shareholders* for submission to the General Meeting of Shareholders for review.

3. The third meeting (on 27 April) examined and approved the *2007 First Quarter Report of Bank of China Limited.*

4. The fourth meeting (on 14 June) examined and approved the appointment of Mr. Liu Ziqiang as Chairman of the second session of the Board of Supervisors of Bank of China.

5. The fifth meeting (on 23 August) examined and approved the *2007 Interim Report of Bank of China Limited.*

6. The sixth meeting (on 30 October) examined and approved the *2007 Third Quarter Report of Bank of China Limited.*

II. Supervision and Inspection Work of the Board of Supervisors

Save for supervision by way of the normal and routine review of financial statements and the attendance at the relevant meetings, the inspection works mainly conducted by the Board of Supervisors were as follows:

1. Inspection of the provision for diminution in value of the Bank's loans was the main focus of the Board of Supervisors for the year. The Board of Supervisors listened to the reports of the relevant departments of the Head Office and conducted on-site investigations and research, as well as inspection of four provincial branches. The Board of Supervisors diligently studied the provisions and requirements of China and the International Financial Reporting Standards with regard to provisions for diminution in value of loans, and found out the practice and approach adopted by international and domestic commercial banks in this regard. On this basis, the Board of Supervisors also provided some views on the identification of diminution in value of the Bank's loans and the method of calculation for provision of diminution in value, as well as exchanged opinions in respect of them with the relevant management departments of the Head Office.

2. The Board of Supervisors also checked the administration of consumer credits of five domestic tier-1 branches on a random basis, and conducted on-site inspection of three of them; and inspected the 'Structural Transactions' in non-performing assets, the relevant situation of the Bank's investment in debentures which involved in US subprime mortgage crisis, and the completeness of the Bank's information disclosure system.

III. Independent Opinions of the Board of Supervisors on Relevant Issues of the Bank within the Reporting Period

1. Operations according to the law

It was found that, during the reporting period, the Bank's Board of Directors and Senior Management did not violate the law, regulation or the Bank's Articles of Association nor did they infringe upon the Bank's interests in discharging their duties. During the reporting period, the Bank further strengthened and improved its internal control work.

2. Financial position

The Board of Supervisors noted the change of the Bank's accounting policies and estimates, the measures taken by the Bank's Board of Directors and Management in respect of the change of accounting policies and estimates are reasonable. The financial statements contained in the 2007 Annual Report of the Bank truly and fairly reflect the Bank's financial position and business performance in the reporting period.

3. Use of the capital raised

During the reporting period, the Bank did not raise any funds.

4. Purchase and sale of assets

It was found that there was no purchase or sale of assets of the Bank that might infringe upon the interests of shareholders or cause asset dissipation during the reporting period.

5. Connected transactions

It was found that there was no unfair connected transactions that might infringe upon the Bank's interests occurred during the reporting period.

Significant Events

Material Litigation and Arbitration

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting professional law firms, the Management holds that none of the litigation and arbitration cases will have significant adverse impact on the operations of the Bank.

Brief on Acquisition, Disposal of Asset and Merger and Acquisition

During the reporting period, no material acquisition, disposal of assets or mergers and acquisitions occurred at the Bank.

Implementation of Stock Incentive Plan during the Reporting Period

The Bank approved a long-term incentive policy, including the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan, at the board meeting and the extraordinary shareholders' meeting held in November 2005. To date, the Management Stock Appreciation Rights Plan and the Employee Stock Ownership Plan have not been implemented.

Substantial Related Party Transactions

Please refer to the Financial Statements for related party transactions as at end of the reporting period.

Major Contracts and the Enforcement thereof

Major custody, contract and lease events

During the reporting period, and save as disclosed, the Bank did not take custody of or contract the operation or lease any material business assets from third parties or allowed its material business assets being subject to such arrangements.

Significant guarantee business

Guarantee business is one of the Bank's off-balance sheet items in the ordinary course of business. The Bank operates guarantee business in a prudent manner and has formulated specific management measures, operational processes, and review and approval procedures in line with the risks of the guarantee business for conducting relevant business.

Significant cash management entrusted to third parties

During the reporting period, there was no significant cash assets entrusted to third parties for management.

Undertakings

During the reporting period, to the Bank's best knowledge, there was no breach of material undertakings by the Bank or shareholders holding 5% or more of the shares of the Bank.

Disciplinary Actions Imposed on Directors, Supervisors and Senior Management Members of the Bank

During the reporting period, no directors, supervisors or senior management members was subject to investigation or administrative punishment by CSRC, nor were they publicly reprimanded by any stock exchange.

Other Significant Events

Investment Securities

No.	Securities type	Stock code	Company name	Initial investment cost (unit: RMB)	Stock held (unit: share)	Carrying value at period end (unit: RMB)	Proportion of the total investment securities (%)	Gains/(losses) during the reporting period (unit: RMB)
1	Stock	000527 CH	GD Midea Electric Appliances	325,513,940	13,463,286	499,601,652	5.25	(8,739,881)
2	Stock	000002 CH	China Vanke Co. Ltd	140,614,300	12,082,857	348,455,025	3.66	(8,555,774)
3	Stock	5 HK	HSBC Holdings	207,292,761	1,684,180	207,699,612	2.13	266,737
4	Stock	000568 CH	Luzhou Laojiao Co., Ltd.	64,766,332	2,556,000	187,858,144	1.97	(3,805,838)
5	Stock	600823 CH	Shanghai ShiMao Co., Ltd.	222,856,434	8,347,209	171,110,629	1.80	(8,003,691)
6	Stock	386 HK	CHINA PETROLEUM & CHEMICAL CORP	157,494,710	15,474,374	170,694,592	1.79	39,237,803
7	Stock	700 HK	Tencent	157,923,130	2,995,600	165,600,753	1.74	13,317,746
8	Stock	600663 CH	Shanghai Lujiazui Fin &Trade Zone Dev	161,598,598	6,515,114	159,743,915	1.63	(6,306,376)
9	Stock	600009 CH	Shanghai Int'l Airport Co., Ltd.	69,685,728	3,876,076	145,424,290	1.53	(2,800,765)
10	Stock	600048 CH	Poly Real Estate Group	91,673,602	2,172,000	140,783,153	1.43	(2,752,324)
Other investment securities held at period end				6,224,285,124	-	7,319,480,080	76.92	1,504,581,644
Gains/(losses) of investment securities sold during the reporting period				-	-	-	-	326,316,916
Total				7,823,704.659	-	9,516,451,845	100.00	1,842,756,197

Notes:

1. The table lists the ten largest stocks held by the Group in descending order at their carrying value at the period end.
2. Investment securities listed in this table include stocks, warrants, convertible bonds, etc. Stock investments included herein are classified under financial assets at fair value through profit or loss by the Group.
3. Other investment securities refers to investment securities other than the ten largest stocks listed above.

Stocks of Other Listed Companies held by the Group

Stock code	Company name	Initial investment cost (unit: RMB)	Proportion of the total share	Carrying value at period end (unit: RMB)	Gains/(losses) during the reporting period (unit: RMB)	Increase/ (decrease) of the equity during the reporting period	Accounting classification	Sources of the share
189 HK	Dongyue Group Ltd.	220,647,486	5.19%	234,624,384	-	13,976,898	Available for sale equity security	IPO
8002 HK	Phoenix Satellite Television Holding's Ltd.	364,963,337	8.32%	640,422,688	-	275,459,351	Available for sale equity security	Joint-stock reform
549 HK	Jilin Qifeng Chemical Fiber Co., Ltd.	64,732,818	10.95%	47,158,000	-	(17,574,819)	Available for sale equity security	Joint-stock reform
600591 CH	Shanghai Airlines Co., Ltd.	93,224,288	13.30%	2,513,327,433	-	2,420,103,144	Available for sale equity security	Joint-stock reform
Total		743,567,929	-	3,435,532,505	-	2,691,964,574	-	-

Notes:

1. The table lists stocks of listed companies that the Group had shareholding of 5% or above which are classified as long term equity investments or available for sale equity securities.

2. Gains or losses during the reporting period refers to the relevant investment's contribution to the Group's consolidated profit for the period.

Equity Investments in Unlisted Financial Companies held by the Group

Company name	Initial investment cost (unit: RMB)	Stock held (unit: share)	Proportion of the total shares	Carrying value at period end (unit: RMB)	Gains/(losses) during the reporting period (unit: RMB)	Increase/ (decrease) of the equity during the reporting period	Accounting classification	Sources of the share
Hunan Hualing Financial Co., Ltd.	27,220,796	–	10%	28,985,909	2,026,527	–	Long term equity investment	Investment
JCC Financial Co., Ltd.	54,614,959	–	20%	61,997,924	7,382,965	–	Long term equity investment	Investment
CJM Insurance Brokers Limited	702,300	2,000,000	22%	3,951,440	303,975	(311,707)	Long term equity investment	Investment
The Debt Management Company Limited	15,544	1,660	11%	15,544	–	–	Available for sale security	Investment
China UnionPay Co., Ltd.	90,000,000	90,000,000	5.45%	225,000,000	–	–	Available for sale security	Joint-stock reform/ investment
Dongfeng Peugeot Citroen Auto Finance Co., Ltd.	224,955,557	–	50%	253,504,932	1,980,925	–	Long term equity investment	Investment
Total	397,509,156	–	–	573,455,749	11,694,392	(311,707)	–	–

Notes:

1. Financial companies include securities firms, commercial banks, insurance companies, futures companies, trust companies, etc.

2. Carrying value at the period end is after impairment allowance.

3. Gains or losses during the reporting period refers to the relevant investment's contribution to the Group's consolidated profit for the period.

Trading of Stocks of Other Listed Companies During the Reporting Period

	Shares held at the period beginning (unit: Share)	Shares purchased during the reporting period (unit: Share)	Shares sold during the reporting period (unit: Share)	Shares held at the period end (unit: Share)	Amount of the funds used (unit: RMB)	Gains/(losses) during the reporting period (unit: RMB)
Trading of stocks of listed companies	925,128,378	358,196,211	678,871,887	604,452,702	10,979,953,035	3,985,271,177

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

To the Shareholders of Bank of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated financial statements of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Bank are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

PricewaterhouseCoopers

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Bank and of the Group as at 31 December 2007, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 March 2008

Consolidated Income Statement

For the year ended 31 December 2007 (Amount in millions of Renminbi, unless otherwise stated)

	Note	2007	2006
Interest income	V.2	**261,871**	215,334
Interest expense	V.2	**(109,126)**	(93,963)
Net interest income		**152,745**	121,371
Fee and commission income	V.3	**31,554**	17,139
Fee and commission expense	V.3	**(4,066)**	(2,816)
Net fee and commission income		**27,488**	14,323
Net trading losses	V.4	**(662)**	(1,544)
Net (losses)/gains on investment securities	V.5	**(15,526)**	1,132
Other operating income	V.6	**18,667**	13,096
Operating income		**182,712**	148,378
Operating expenses	V.7	**(85,026)**	(68,731)
Impairment losses on loans and advances	V.10	**(8,252)**	(12,342)
Operating profit		**89,434**	67,305
Share of results of associates and joint ventures	V.22	**1,263**	632
Profit before income tax		**90,697**	67,937
Income tax expense	V.11	**(28,661)**	(19,673)
Profit for the year		**62,036**	48,264
Attribute to:			
Equity holders of the Bank		**56,248**	42,830
Minority interest		**5,788**	5,434
		62,036	48,264
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in RMB per ordinary share) – Basic and diluted	V.12	**0.22**	0.18
Dividends	V.39		
Interim dividends declared during the year		**-**	–
Final dividends proposed after the balance sheet date		**25,384**	10,154

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As at 31 December 2007 (Amount in millions of Renminbi, unless otherwise stated)

		As at 31 December	
	Note	**2007**	2006
ASSETS			
Cash and due from banks	V.13	**71,221**	39,812
Balances with central banks	V.14	**751,344**	379,631
Placements with banks and other financial institutions	V.15	**386,648**	399,138
Government certificates of indebtedness for bank notes issued	V.28	**32,478**	36,626
Precious metals		**44,412**	42,083
Financial assets at fair value through profit or loss	V.16	**124,665**	115,828
Derivative financial instruments	V.17	**45,839**	24,837
Loans and advances to customers, net	V.18	**2,754,493**	2,337,726
Investment securities	V.19		
– available for sale		**682,995**	815,178
– held to maturity		**446,647**	461,140
– loans and receivables		**458,620**	500,336
Investment in associates and joint ventures	V.22	**6,779**	5,931
Property and equipment	V.23	**83,805**	86,200
Investment property	V.24	**9,986**	8,221
Deferred income tax assets	V.36	**17,647**	21,396
Other assets	V.25	**73,638**	53,570
Total assets		**5,991,217**	5,327,653

The accompanying notes form an integral part of these financial statements.

	Note	As at 31 December	
		2007	2006
LIABILITIES			
Due to banks and other financial institutions	V.26	**324,848**	178,777
Due to central banks	V.27	**90,485**	42,374
Bank notes in circulation	V.28	**32,605**	36,823
Certificates of deposit and placements from banks and other financial institutions	V.29	**248,482**	146,908
Financial liabilities at fair value through profit or loss	V.30	**86,655**	98,725
Derivative financial instruments	V.17	**27,262**	14,323
Due to customers	V.31	**4,400,111**	4,091,118
Bonds issued	V.32	**64,391**	60,173
Other borrowings	V.33	**51,708**	63,398
Current tax liabilities		**21,045**	18,149
Retirement benefit obligations	V.34	**7,231**	7,444
Deferred income tax liabilities	V.36	**2,894**	3,029
Other liabilities	V.37	**182,843**	153,456
Total liabilities		**5,540,560**	4,914,697
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital	V.38	**253,839**	253,839
Capital reserve	V.38	**66,592**	66,617
Statutory reserves	V.39	**15,448**	10,380
General and regulatory reserves	V.39	**24,911**	13,934
Undistributed profits	V.39	**68,480**	38,425
Reserve for fair value changes of available for sale securities	V.40	**(1,506)**	2,009
Currency translation differences		**(7,289)**	(2,071)
Treasury shares	V.38	**(45)**	(216)
		420,430	382,917
Minority interest		**30,227**	30,039
Total equity		**450,657**	412,956
Total equity and liabilities		**5,991,217**	5,327,653

Approved and authorised for issue by the Board of Directors on 25 March 2008.



XIAO Gang
Director



LI Lihui
Director

The accompanying notes form an integral part of these financial statements.

Balance Sheet

As at 31 December 2007 (Amount in millions of Renminbi, unless otherwise stated)

		As at 31 December	
	Note	**2007**	2006
ASSETS			
Cash and due from banks	V.13	**66,348**	37,842
Balances with central banks	V.14	**721,433**	354,881
Placements with banks and other financial institutions	V.15	**285,357**	303,002
Government certificates of indebtedness for bank notes issued	V.28	**1,792**	1,713
Precious metals		**42,782**	40,542
Financial assets at fair value through profit or loss	V.16	**82,682**	76,581
Derivative financial instruments	V.17	**30,971**	16,363
Loans and advances to customers, net	V.18	**2,336,067**	1,971,865
Investment securities	V.19		
– available for sale		**568,887**	706,739
– held to maturity		**285,067**	287,398
– loans and receivables		**424,289**	458,606
Investment in subsidiaries	V.21	**49,014**	45,451
Investment in associates and joint ventures	V.22	**19**	21
Property and equipment	V.23	**50,453**	49,473
Investment property	V.24	**1,362**	620
Deferred income tax assets	V.36	**18,080**	21,843
Other assets	V.25	**41,312**	30,272
Total assets		**5,005,915**	4,403,212

The accompanying notes form an integral part of these financial statements.

	Note	As at 31 December 2007	2006
LIABILITIES			
Due to banks and other financial institutions	V.26	**311,831**	164,376
Due to central banks	V.27	**90,454**	42,349
Bank notes in circulation	V.28	**1,919**	1,909
Certificates of deposit and placements from banks and other financial institutions	V.29	**251,890**	146,596
Financial liabilities at fair value through profit or loss	V.30	**72,755**	81,441
Derivative financial instruments	V.17	**16,001**	9,643
Due to customers	V.31	**3,617,889**	3,358,565
Bonds issued	V.32	**63,162**	60,173
Other borrowings	V.33	**38,121**	46,006
Current tax liabilities		**19,454**	16,757
Retirement benefit obligations	V.34	**7,231**	7,444
Deferred income tax liabilities	V.36	**44**	32
Other liabilities	V.37	**128,684**	112,527
Total liabilities		**4,619,435**	4,047,818
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital	V.38	**253,839**	253,839
Capital reserve	V.38	**66,162**	66,166
Statutory reserves	V.39	**14,348**	9,714
General and regulatory reserves	V.39	**22,025**	11,393
Undistributed profits	V.39	**35,234**	14,385
Reserve for fair value changes of available for sale securities	V.40	**(5,704)**	(1,038)
Currency translation differences		**576**	935
Total equity		**386,480**	355,394
Total equity and liabilities		**5,005,915**	4,403,212

Approved and authorised for issue by the Board of Directors on 25 March 2008.



XIAO Gang
Director



LI Lihui
Director

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007 (Amount in millions of Renminbi, unless otherwise stated)

		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available for sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2007		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Net profit		-	-	-	-	56,248	-	-	-	5,788	62,036
Appropriation to statutory reserves	V.39	-	-	5,068	-	(5,068)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve	V.39	-	-	-	10,977	(10,977)	-	-	-	-	-
Net change in fair value of available for sale securities, net of tax	V.40	-	-	-	-	-	(3,515)	-	-	(111)	(3,626)
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	30	30
Net change in treasury shares	V.38	-	-	-	-	-	-	-	171	-	171
Dividends	V.39	-	-	-	-	(10,154)	-	-	-	(3,584)	(13,738)
Currency translation differences		-	-	-	-	-	-	(5,218)	-	(1,984)	(7,202)
Others		-	(25)	-	-	6	-	-	-	49	30
As at 31 December 2007		253,839	66,592	15,448	24,911	68,480	(1,506)	(7,289)	(45)	30,227	450,657

		Attributable to equity holders of the Bank									
	Note	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available for sale securities	Currency translation differences	Treasury shares	Minority interest	Total
As at 1 January 2006		209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	-	29,100	255,519
Issue of ordinary shares	V.38	44,412	72,567	-	-	-	-	-	-	-	116,979
Net profit		-	-	-	-	42,830	-	-	-	5,434	48,264
Appropriation to statutory reserves	V.39	-	-	4,393	-	(4,393)	-	-	-	-	-
Appropriation to general reserve and regulatory reserve	V.39	-	-	-	8,828	(8,828)	-	-	-	-	-
Net change in fair value of available for sale securities, net of tax	V.40	-	-	-	-	-	110	-	-	33	143
Exercise of subsidiary share options		-	-	-	-	-	-	-	-	33	33
Net change in treasury shares	V.38	-	-	-	-	-	-	-	(216)	-	(216)
Dividends	V.39	-	-	-	-	(1,375)	-	-	-	(3,391)	(4,766)
Currency translation differences		-	-	-	-	-	-	(1,834)	-	(1,087)	(2,921)
Others		-	4	-	(3)	3	-	-	-	(83)	(79)
As at 31 December 2006		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2007 (Amount in millions of Renminbi, unless otherwise stated)

	Note	2007	2006
Cash flows from operating activities			
Profit before income tax		**90,697**	67,937
Adjustments:			
Impairment losses on loans and advances		**8,252**	12,342
Impairment losses on investment securities		**12,263**	46
Depreciation of property and equipment		**5,981**	5,209
Amortisation of intangible assets and other assets		**1,113**	817
Net gains on disposal of property and equipment and other long-term assets		**(626)**	(569)
Net gains on disposal of investment in subsidiaries, associates and joint ventures		**(222)**	(789)
Share of results of associates and joint ventures		**(1,263)**	(632)
Interest expense arising from bonds issued		**2,933**	2,840
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		**(316,782)**	(69,063)
Net (increase)/decrease in due from banks and placements with banks and other financial institutions		**(10,256)**	5,266
Net increase in loans and advances to customers		**(425,019)**	(197,956)
Net decrease in other borrowings		**(11,690)**	(6,158)
Net decrease/(increase) in investment securities		**98,439**	(151,786)
Net increase in precious metals		**(2,329)**	(15,109)
Net (increase)/decrease in other assets		**(1,312)**	1,060
Net increase in due to banks and other financial institutions		**146,071**	44,560
Net increase in due to central banks		**48,111**	12,319
Net increase/(decrease) in certificates of deposit and placements from banks and other financial institutions		**101,574**	(65,718)
Net increase in due to customers		**308,993**	391,654
Net increase in other liabilities		**18,851**	20,672
Net cash from operating activities		**73,779**	56,942
Income tax paid		**(22,396)**	(25,536)
Net cash inflows from operating activities		**51,383**	31,406

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement (Continued)

For the year ended 31 December 2007 (Amount in millions of Renminbi, unless otherwise stated)

	Note	2007	2006
Cash flows from investing activities			
Proceeds from disposal of property and equipment, intangible assets and other long-term assets		**4,179**	1,732
Proceeds from disposal of investment in subsidiaries, associates and joint ventures		**466**	1,120
Dividends received		**523**	320
Purchase of property and equipment, intangible assets and other long-term assets		**(12,346)**	(7,425)
Acquisition of a subsidiary, net of cash acquired		**-**	(5,373)
Payment for increase of investment in associates and joint ventures		**(172)**	(185)
Net cash outflows from investing activities		**(7,350)**	(9,811)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**-**	117,423
Cash received from issuance of bonds		**4,229**	-
Proceeds from minority equity holders of a subsidiary upon exercise of subsidiary share options		**30**	33
Proceeds from minority equity holders of subsidiaries		**16**	55
Net sale/(purchase) of treasury shares		**171**	(216)
Cash payments for interest on bonds issued		**(2,963)**	(2,774)
Dividend payments to equity holders of the Bank		**(10,154)**	(1,375)
Dividend payments to minority equity holders		**(3,584)**	(3,391)
Payment of bonds/share issuance costs		**(20)**	(413)
Net cash (outflows)/inflows from financing activities		**(12,275)**	109,342
Effect of exchange rate changes on cash and cash equivalents		**(22,765)**	(8,105)
Net increase in cash and cash equivalents		**8,993**	122,832
Cash and cash equivalents at beginning of year		**519,944**	397,112
Cash and cash equivalents at end of year	V.42	**528,937**	519,944

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

(Amount in millions of Renminbi, unless otherwise stated)

I GENERAL INFORMATION AND PRINCIPAL ACTIVITIES

Bank of China Limited ("the Bank"), formally known as Bank of China, was founded on 5 February 1912. From its formation until 1949, the Bank performed various functions of a central bank, foreign exchange bank and commercial bank specialising in trade finance. Following the founding of the People's Republic of China (the "PRC") in 1949, the Bank was designated as a specialised foreign exchange bank. Since 1994, the Bank has evolved into a state-owned commercial bank. In this regard, in accordance with the Master Implementation Plan for the Joint Stock Reform approved by the State Council of the PRC, the Bank was converted into a joint stock commercial bank on 26 August 2004 and its name was changed from Bank of China to Bank of China Limited. In 2006, the Bank listed on the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively.

The Bank is licensed as a financial institution by the China Banking Regulatory Commission (the "CBRC") [No. B0003H111000001] and is registered as a business enterprise with the State Administration of Industry and Commerce of the PRC [No. 1000001000134].

The Bank and its subsidiaries (together "the Group") provide a full range of corporate banking, personal banking, treasury operations, investment banking, insurance and other related financial services to its customers in the PRC, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau"), and other major international financial centres.

The Head Office of the Bank and its branches operating in the PRC are referred to as Domestic Operations. Branches and subsidiaries domiciled outside the PRC, including those located in Hong Kong, are referred to as Overseas Operations.

The Bank's principal regulator is the CBRC. The Overseas Operations of the Group are subject to the supervision of local regulators.

The parent company is Central SAFE Investments Limited ("Huijin") which owns 67.49% of the ordinary shares of the Bank at 31 December 2007.

These financial statements have been approved by the Board of Directors on 25 March 2008.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

1 Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") (IFRSs is a collective term which includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IAS") and Interpretations) issued by the International Accounting Standards Board ("IASB") and the disclosure requirements of the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared under the historical cost convention, as modified by available for sale investments, financial assets and financial liabilities (including derivative instruments) at fair value and investment properties.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note IV.

(1) *Standards, amendments and interpretations to existing standards effective in 2007 or early adopted*

- IFRS 7, Financial Instruments: Disclosures and IAS 1 (Amendment), Presentation of Financial Statements – Capital Disclosures, are effective for annual accounting periods beginning on or after 1 January 2007. IFRS 7 introduces certain new disclosures relating to financial instruments while incorporating many of the requirements in IAS 32. IFRS 7 supersedes IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation. The Group has adopted IFRS 7 and the amendment to IAS 1 and the key impacts are more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. Accordingly the adoption of this standard has no effect on the Group's results of operations or financial position.

- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group has applied IFRIC 9 from 1 January 2007, and it has no impact on the Group's financial statements.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

1 Basis of presentation (Continued)

(1) Standards, amendments and interpretations to existing standards effective in 2007 or early adopted (Continued)

- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investment in equity instruments and investment in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied IFRIC 10 from 1 January 2007, and it has no impact on the Group's financial statements.

(2) Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

- IAS 1 (Revised), Presentation of Financial Statements is effective for accounting periods beginning on or after 1 January 2009. The revised standard is aimed at improving users' ability to analyse and compare the information given in financial statements. IAS 1 (Revised) affects the presentation of owner changes in equity and of comprehensive income. All owner changes in equity are required to be presented in a statement of changes in equity, and all non-owner changes in equity are required to be presented in a statement of comprehensive income (or in an income statement and a statement of comprehensive income). The revised standard does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. This standard will have no impact on the Group's operating results or financial position.

- IAS 32 and IAS 1 (Amendment), Puttable Financial Instruments and Obligations Arising on Liquidation is effective from 1 January 2009. The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendment is not expected to have any impact on the Group's operating results or financial position.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

1 Basis of presentation (Continued)

(2) *Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group (Continued)*

- IAS 27 (Revised), Consolidated and Separate Financial Statements is effective for all transactions for which the transaction date is on or after the first accounting period beginning on or after 1 July 2009. The revised standard requires changes in a parent's ownership interest in a subsidiary that do not result in the loss of control to be accounted for within equity. The standard also specifies the accounting when control is lost after which any remaining interest in the entity is remeasured to fair value and a gain or loss is recognised in profit or loss. Non controlling interests must be presented separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non controlling interests even if this results in the non-controlling interests having a deficit balance. Transactions with minority interests that occurred prior to the adoption of IAS 27 (Revised) are not restated. This standard is not expected to have a material effect on the Group's operating results or financial position.

- IFRS 3 (Revised), Business Combinations is effective for business combinations for which the acquisition date is on or after the first accounting period beginning on or after 1 July 2009. IFRS 3 (Revised) supersedes IFRS 3 Business Combinations and is a further development of the acquisition method of accounting for business combinations. Business combinations by contract alone or involving only mutual entities are brought into the scope of the standard. Common control transactions and the formation of joint ventures remain outside the scope of the standard. The standard amends the definition of a business to one for which a particular integrated set of activities and assets is capable of being conducted and managed as a business by a market participant. Business combinations that occurred prior to the adoption of IFRS 3 (Revised) are not restated. This standard is not expected to have a material effect on the Group's operating results or financial position.

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009. IFRS 8 supersedes IAS 14, Segment Reporting, under which segments were identified and reported on the basis of a risk and return analysis. Items were reported on the basis of the accounting policies used for external reporting. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on internal reporting. This standard is not expected to have a material effect on the Group's operating results or financial position.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

1 Basis of presentation (Continued)

(2) Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group (Continued)

- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions is effective for annual periods beginning on or after 1 March 2007. This interpretation addresses how to apply IFRS 2, Share-based Payments, to share-based payment arrangements involving the parent company's own equity instruments or equity instruments of another entity in the same group. It clarifies the accounting by a subsidiary when its employees receive shares of its parent as equity-settled or cash-settled transactions. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 13 – Customer Loyalty Programmes is effective for annual periods beginning on or after 1 July 2008 and addresses accounting by entities that grant loyalty award credits (such as "points" or "travel miles") to customers as incentive to buy their goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services ("awards") to customers who redeem award credits. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

2 Consolidation

(1) Subsidiaries

Subsidiaries are all entities over which the Group has control, that is, having the power to govern the financial and operating policies so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

2 Consolidation (Continued)

(1) Subsidiaries (Continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets (including intangible assets) acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Bank's balance sheets, investment in subsidiaries is accounted for using the cost method of accounting and is initially recognised at cost.

The Group assesses at each balance sheet date whether there is objective evidence that investment in subsidiaries is impaired. An impairment loss is recognised for the amount by which the investment in subsidiaries' carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment in subsidiaries' fair value less costs to sell and value in use.

(2) Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Joint ventures exist where the Group has a contractual arrangement with one or more parties to undertake economic activities which are subject to joint control.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

2 Consolidation (Continued)

(2) *Associates and joint ventures (Continued)*

Investment in associates and joint ventures is accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates and joint ventures includes goodwill.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates or joint ventures; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group assesses at each balance sheet date whether there is objective evidence that investment in associates and joint ventures are impaired. An impairment loss is recognised for the amount by which the investment in associates and joint ventures' carrying amount exceeds its recoverable amount. The recoverable amount is the higher of investment in associates and joint ventures' fair value less costs to sell and value in use.

In the Bank's balance sheets, the investment in associates and joint ventures is accounted for using the cost method of accounting and is initially recognised at cost.

3 Foreign currency translation

(1) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). These financial statements are presented in Renminbi ("RMB"), which is the Bank's functional and presentation currency.

(2) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, or the exchange rates that approximate the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions are recognised in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

3 Foreign currency translation (Continued)

(2) Transactions and balances (Continued)

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rates ruling at that date. Translation differences on monetary assets and liabilities, except monetary securities classified as available for sale, are recognised in the income statement. Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in the income statement, and other changes in the carrying amount are recognised in available for sale reserve in equity.

Non-monetary assets and liabilities that are measured at historical cost in foreign currencies are translated into Renminbi using the foreign exchange rates at the date of the transaction. Non-monetary assets and liabilities that are measured at fair value in foreign currencies are translated using the foreign exchange rates at the date the fair value is determined. Translation differences on non-monetary financial assets classified as available for sale are included in the available for sale reserve in equity. Translation differences on non-monetary financial assets and liabilities held at fair value through profit or loss are recognised as "Net trading gains/(losses)" in the income statement.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at exchange rates at the date of the transactions, or a rate that approximates the exchange rates of the date of the transaction; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

When a foreign entity is sold, these exchange differences are recognised in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

4 Interest income and expense

Interest income and expense for all interest-bearing financial instruments, except derivatives, are recognised within "Interest income" and "Interest expense" in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all amounts paid or received by the Group that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

5 Fee and commission income

Fees and commissions are recognised on an accrual basis when the related service has been provided.

Fees and commissions that are not integral part of the effective yield are recognised on an accrual basis rateably over the period when the related service has been provided, such as administration fee, asset management fee and custodian services fee. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are generally recognised on completion of the underlying transaction.

Portfolio management advisory and other service fees are recognised based on the applicable service contracts, usually on a time-apportionate basis. Fund management fees and custodian service fees are recognised rateably over the period that the service is provided.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

6 Derivative financial instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value through profit or loss. Fair values are obtained from quoted market prices in active markets, and through the use of valuation techniques. These include the use of recent arm's length transactions between knowledgeable, willing parties, reference to the current fair value of other instruments that are substantially the same, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises profits on the day of transaction.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the hybrid contract is not a financial asset or liability designated at fair value through profit or loss.

While certain derivative transactions are intended to provide effective economic hedges of specific interest rate and foreign exchange risks, they are not designated as accounting hedges and therefore fair value changes are reported in "Net trading gains/(losses)" in the income statement.

Interest income and expense for derivatives is recognised in "Net trading gains/(losses)" in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

7 Financial assets

The Group classifies its financial assets into four categories: financial assets at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale investments. Management determines the classification of its financial assets at initial recognition.

(1) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception.

A financial asset which has been acquired or received principally for the purpose of selling in the near term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, is classified as held-for-trading.

A financial asset is classified as fair value through profit or loss at inception if it meets following criteria and is designated as such by management on initial recognition:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial assets or financial liabilities or recognizing the gains and losses on them on different bases;

- a group of financial assets or a group of financial assets and financial liabilities is managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis; or

- financial assets contain one or more embedded derivatives which significantly modify the cash flows.

These financial assets are recognised initially at fair value, with transaction costs taken directly to the income statement on the trade date and are subsequently remeasured at fair value. Gains and losses from changes in the fair value of such financial assets (excluding interest accruals) are reported in "Net trading gains/(losses)" in the income statement. The accrual of interest is reported in "Interest income" in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

7 Financial assets (Continued)

(2) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including balances with central banks, due from banks, placements with banks and other financial institutions, investment securities classified as loans and receivables and loans and advances to customers, other than: (a) those that the entity intends to sell immediately or in the short term, which are classified as held-for-trading, and those that the entity upon initial recognition designates as at fair value through profit or loss; (b) those that the entity upon initial recognition designates as available for sale; or (c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration.

Investment securities classified as loans and receivables are recognised on trade date. Other loans and receivables are recognised when cash is advanced to borrowers. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest rate.

The Group transfers (or "re-discounts") certain trade bills to banks and other financial institutions. These trade bills are derecognised on transfer when all risks and rewards have been transferred. When the criteria for de-recognition have not been met, the related transactions are accounted for as secured borrowings and an obligation is recorded as placements from banks and other financial institutions.

(3) *Held to maturity*

Financial assets classified as held to maturity are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity and that do not meet the definition of loans and receivables nor are designated at fair value through profit or loss or available for sale. If the Group were to sell or reclassify as available for sale investments more than an insignificant amount of held to maturity investments, the entire category would be tainted and reclassified as available for sale investments. They are initially recorded at fair value plus any directly attributable transaction costs on the trade date and are subsequently measured at amortised cost using the effective interest rate.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

7 Financial assets (Continued)

(4) *Available for sale*

Financial assets classified as available for sale are non-derivatives that are either designated as such or are not classified in any of the other categories.

Available for sale financial assets are initially recorded at fair value plus any directly attributable transaction costs on the trade date and subsequently re-measured at fair value. Gains and losses arising from changes in the fair value are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be recognised in profit or loss. Interest calculated using the effective interest method is recognised in the income statement. Dividends on equity instruments classified as available for sale are recognised in the income statement when the Group's right to receive payment is established.

(5) *Derecognition of financial assets*

Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(6) *Determination of fair value*

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or the security is unlisted, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions between knowledgeable, willing parties, reference to the current fair value of other instruments that are substantially the same, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

8 Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties;

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including adverse changes in the payment status of borrowers in the group or national or local economic conditions that correlate with defaults on the assets in the group;

(vii) any significant change with an adverse effect that has taken place in the technological, market, economic or legal environment in which the issuer operates and indicates that the cost of the investment in the equity instrument may not be recovered;

(viii) a significant or prolonged decline in the fair value of the equity instrument investment; or

(ix) other objective evidences indicating impairment of the financial asset.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

8 Impairment of financial assets (Continued)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. If there is objective evidence of impairment, the impairment loss is recognised in the income statement. The Group performs a collective assessment for all other financial assets that are not individually significant or for which impairment has not yet been identified by including the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(1) Assets carried at amortised cost

Impairment loss for loans and receivables or held to maturity investment securities is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. For financial assets with variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

For the purposes of a collective assessment of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

8 Impairment of financial assets (Continued)

(1) Assets carried at amortised cost (Continued)

Estimates of changes in future cash flows for groups of assets should reflect and be directionally consistent with changes in related observable data from period to period. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

When a loan is uncollectable, it is written off against the related allowances for loan impairment after all the necessary procedures have been completed. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses on loans and advances in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account and recognised in the income statement. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed.

(2) Assets classified as available for sale

If objective evidence of impairment exists for available for sale financial assets, the cumulative loss is removed from equity and recognised in the income statement and is measured as the difference between the acquisition cost (net of any principal repayment and amortisation) and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. With respect to equity instruments, such reversals are made through the available for sale reserve within equity.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

9 Financial liabilities

The Group classifies its financial liabilities into two categories: financial liabilities at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at initial recognition.

(1) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception.

A financial liability which is incurred principally for the purpose of repurchasing in the near term or is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, is classified as held-for-trading.

A financial liability is classified as fair value through profit or loss at inception if it meets the following criteria and is designated as such by management on initial recognition:

- the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial assets or financial liabilities or recognising the gains and losses on them on different bases;

- a group of financial liabilities, or a group of financial assets and financial liabilities is managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis; or

- financial liabilities contain one or more embedded derivatives which significantly modify the cash flows.

These liabilities are recognised initially at fair value, with transaction costs taken directly to the income statement on the trade date and are subsequently remeasured at fair value. Gains and losses from changes in the fair value of such financial liabilities (excluding interest accruals) are reported in "Net trading gains/(losses)" in the income statement. The accrual of interest is reported in "Interest expenses" in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

9 Financial liabilities (Continued)

(2) Other financial liabilities

Other financial liabilities including due to customers, borrowings and bonds issued, are recognised initially at fair value, net of transaction costs incurred. Other financial liabilities are subsequently measured at amortised cost using the effective interest rate.

If the Group purchases its own debt, it is removed from the consolidated balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in the consolidated income statement.

(3) Derecognition of financial liabilities

Financial liabilities are derecognised when the obligations specified in the contracts are discharged, cancelled or expire.

10 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

11 Insurance contracts

(1) Insurance contracts classification, recognition and measurement

The Group's insurance subsidiaries issue insurance contracts that transfer significant insurance risk. As a general guideline, the Group defines as significant insurance risk the possibility of having to pay benefits on the occurrence of an insured event that are at least 10% more than the benefit payable if the insured event did not occur. The Group issues general insurance contracts, which cover casualty and property insurance risk, and long-term insurance contracts, which insure events associated with human life (for example death, or survival) over a long duration. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

11 Insurance contracts (Continued)

(1) Insurance contracts classification, recognition and measurement (Continued)

Premiums on general insurance contracts are recognised as revenue (earned premiums) proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are recognised before the deduction of commissions.

Claims and loss adjustment expenses are charged to the income statement as incurred based on the estimated liability for compensation owed to contract holders or third parties damaged by the contract holders. They include direct and indirect claims settlement costs and arise from events that have occurred up to the balance sheet date even if they have not yet been reported to the Group.

Premiums on long-term insurance contracts are recognised as revenue when they become payable by the contract holders. Premiums are recognised before the deduction of commissions. Benefits and claims are recorded as an expense when they are incurred. A liability for contractual benefits that are expected to be incurred in the future is recorded when premiums are recognised. For certain long-term insurance contracts (linked long-term insurance contracts) with embedded derivatives linking payments on the contract to units of an investment fund set up by the Group with the consideration received from the contract holders, the liability is adjusted for all changes in the fair value of the underlying assets, and includes a liability for contractual benefits that are expected to be incurred in the future which is recorded when the premiums are recognised.

(2) Deferred policy acquisition costs ("DAC")

Commissions and other acquisition costs for general insurance contracts that vary with and are related to securing new contracts and renewing existing contracts are capitalised as DAC, recognised in "Other assets". All other costs are recognised as expenses when incurred. The DAC is subsequently amortised over the terms of the policies as premiums are earned.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

11 Insurance contracts (Continued)

(3) *Liability adequacy test*

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities (including unearned premium in the case of general insurance contracts). In performing these tests, current best estimates of future contractual cash flows and claims handling and administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement, with a provision established for losses arising from the liability adequacy test.

12 Repurchase agreements, agreements to re-sell and securities lending

Securities and bills sold subject to repurchase agreements ("Repos") are recorded as "Investment securities" or "Loans and advances to customers, net". The counterparty liability is included in "Placements from banks and other financial institutions" or "Due to central banks", as appropriate. Securities and bills purchased under agreements to resell ("Reverse repos") are recorded as "Placements with banks and other financial institutions" or "Balances with central banks" as appropriate. The difference between purchase and sale price is recognised as "Interest expense" or "Interest income" in the income statement over the life of the agreements using the effective interest method.

Securities lending transactions are generally secured, with collateral taking the form of securities or cash. Securities lent to counterparties by the Group are retained in the financial statements and cash collateral received is recognised as a liability. Securities borrowed from counterparties by the Group are not recognised in the financial statements of the Group and cash collateral advanced is recognised in the financial statements.

13 Leases

(1) *Finance lease*

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases.

When the Group is a lessee under finance leases, the leased assets are capitalised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

13 Leases (Continued)

(1) Finance lease (Continued)

The corresponding liability to the lessor is included in "Other liabilities". Finance charges are charged over the term of the lease using an interest rate which reflects a constant rate of return.

When the Group is a lessor under finance leases, the present value of the aggregation of the minimum lease payment receivable from the lessee, unguaranteed residual value and initial direct costs is recognised as a receivable in "Other assets". The difference between the aggregation of the minimum lease payment receivable from the lessee, unguaranteed residual value and initial direct costs and their present value is recognised as unearned finance income. Lease income is recognised over the term of the lease using an interest rate which reflects a constant rate of return.

(2) Operating lease

All leases other than finance leases are classified as operating leases.

When the Group is the lessee under an operating lease, rental expenses are charged to the income statement on a straight-line basis over the period of the lease.

When the Group is the lessor under operating leases, the assets subject to the operating lease are still accounted for as the Group's assets. Rental income is recognised on a straight-line basis over the lease term.

14 Precious metals, precious metals deposits and precious metals swaps

Precious metals comprise gold, silver and other precious metals. Precious metals that are not related to the Group's precious metals trading activities are carried at lower of cost and net realisable value. Precious metals that are related to the Group's trading activities are initially recognised at fair value and re-measured at fair value less cost to sell with changes in fair value less cost to sell included in "Net trading gains/(losses)" in the income statement.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

14 Precious metals, precious metals deposits and precious metals swaps (Continued)

The Group receives all risks and rewards of ownership related to bullion deposited with the Group as bullion deposits, including the right to freely pledge or transfer, and it records the gold bullion received as an asset. A liability to return the amount of gold bullion deposited is also recognised. This obligation is measured at cost unless the Group does not possess sufficient gold bullion to meet the obligation giving rise to the liability. To the extent the liability exceeds the related asset, the open position is marked to market.

Gold bullion and other precious metals sold subject to linked repurchase agreements are not derecognised and the related counter-party liability is recorded in "Placements from banks and other financial institutions" or "Due to central bank", as appropriate.

15 Property and equipment

(1) *Buildings, equipment and motor vehicles, etc.*

Buildings comprise primarily branches and office premises. All buildings, equipment and motor vehicles, etc. are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in an asset's carrying amount, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives as follows:

Buildings	15-50 years
Equipment	3-15 years
Motor vehicles	4-6 years

The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each balance sheet date.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

15 Property and equipment (Continued)

(1) Buildings, equipment and motor vehicles, etc. (Continued)

Buildings, equipment and motor vehicles, etc. are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

Gains and losses on disposals are determined by the difference between proceeds and carrying amount, relevant taxes and expenses. These are included in the income statement.

(2) Aircraft

Aircraft are stated at cost less accumulated depreciation and any impairment loss. Modifications, improvements and all other costs associated with maintaining the aircraft in a serviceable state are capitalised.

Aircraft are depreciated using the straight-line method over a period of 25 years, being the expected useful life, less the years of their service at the time of purchase to an estimated residual value.

Aircraft are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Gains and losses on disposal of the aircraft are determined by comparing proceeds with carrying amount, relevant taxes and expenses. These are included in the income statement.

(3) Construction in progress

Construction in progress consists of assets under construction or being installed and is stated at cost. Cost includes equipment cost, cost of construction, installation and other direct costs. Items classified as construction in progress are transferred to property and equipment when such assets are ready for their intended use and the depreciation charge commences after such assets are transferred to property and equipment.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

16 Investment properties

Investment property, principally consisting of office buildings, is held to generate rental income or earn capital gains or both and is not occupied by the Group. Investment property is carried at fair value and changes in fair value are recorded in income statement, representing open market value determined periodically by independent appraisers.

17 Repossessed assets

Repossessed assets are initially recognised at fair value and subsequently measured at lower of carrying amount and fair value less costs to sell.

18 Intangible assets

Intangible assets principally comprise computer software and options and firm orders for aircraft.

Computer software is stated at cost less accumulated amortisation and impairment. These costs are amortised on a straight-line basis over their estimated useful lives with the amortisation recognised in the income statement.

Options and firm orders for aircraft which arose from the acquisition of a subsidiary were initially recorded at fair value at the date of acquisition. The value of such options and firm orders are not amortised and will be added to the cost of aircraft when the related aircraft are purchased. The value of options and firm orders is reviewed for impairment at each reporting date.

Computer software is periodically reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which computer software's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of computer software's fair value less costs to sell and value in use.

19 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

20 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with an original maturity of less than three months, including: cash, non-restricted balances with central banks, due from banks, placements with banks and other financial institutions, and short-term bills and notes classified as financial assets at fair value through profit or loss and investment securities.

21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

22 Employee benefits

(1) Defined contribution plans

In accordance with the policies of relevant state and local governments, domestic employees participate in various defined contribution retirement schemes administered by local Labour and Social Security Bureaus. Domestic Operations contribute to pension and insurance schemes administered by the local pension and insurance agencies using applicable contribution rates stipulated in the relevant local regulations. Upon retirement, the local Labour and Social Security Bureaus are responsible for the payment of the basic retirement benefits to the retired employees. In addition to these basic staff pension schemes, domestic employees who retired after 1 January 2004 can also voluntarily participate in a defined contribution plan established by the Bank ("the Annuity Plan"). The Bank contributes to the Annuity Plan based on certain percentages of the employees' gross salaries.

All eligible employees in Overseas Operations participate in local defined contribution schemes. Overseas Operations contribute to these defined contribution plans based on certain percentages of the employees' basic salaries.

Contributions made by the Group to the retirement schemes described above are recorded as an expense in the income statement as incurred. Forfeited contributions by those employees who leave the schemes prior to the full vesting of their contributions are used to reduce the existing level of contributions or retained in the retirement schemes in accordance with the requirements of the respective defined contribution plans.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

22 Employee benefits (Continued)

(2) Retirement benefit obligations

The Group has paid supplemental retirement benefits to domestic employees who retired prior to 31 December 2003 and early retirement benefits to those employees who accepted an early retirement arrangement.

Supplemental retirement benefits include supplemental pension payments and medical expense coverage.

Early retirement benefits have been paid to those employees who accept voluntary retirement before the normal retirement date, as approved by management. The related benefit payments are made from the date of early retirement to the normal retirement date.

The liability related to the above supplemental benefit obligation and early retirement obligations existing at each year-end, is calculated by the independent actuaries using the projected unit credit method and is recorded as a liability under "Retirement benefit obligations" in the balance sheet. The present value of the liability is determined through estimated future cash outflows using interest rates of RMB treasury bills which have terms to maturity approximating the terms of the related liability. The gains or losses including those arising from the changes in actuarial assumptions and amendments to pension plans are charged or credited to the income statement immediately as they occur.

(3) Housing funds

Pursuant to local government regulations, all domestic employees participate in various local housing funds administered by local governments. Domestic Operations contribute on a monthly basis to these funds based on certain percentages of the salaries of the employees. These payments are expensed as incurred.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

22 Employee benefits (Continued)

(4) Share-based compensation

(a) Equity-settled share-based compensation schemes

A subsidiary of the Group operates a number of equity-settled share-based compensation schemes. The fair value of the employee services received in exchange for the grant of the options under these schemes is recognised as an expense over the vesting period, with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. The fair value of the equity instruments is measured at grant date, and is not subsequently re-measured. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and capital reserve when the options are exercised.

(b) Cash-settled share-based compensation scheme

The Group also operates a cash-settled share appreciation rights plan. The related cost of services received from the employees and the liability to pay for such services are measured at fair value and recognised over the vesting period as the employees render services. Fair value is established at the grant date, re-measured at each reporting date with any changes in fair value recognised in profit or loss for the period and derecognised until the liability is settled.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights granted, excluding the impact of any non-market vesting conditions. Non-market conditions are included in the assumptions about the number of rights that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of rights that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to liability.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

22 Employee benefits (Continued)

(5) Bonus plans

The Group recognises a liability and an expense for bonuses, taking into consideration its business performance and profit attributable to the Bank's equity holders. The Group recognises a liability where contractually obliged or where there is a past practice that has created a constructive obligation.

23 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment allowances, revaluation of certain financial assets and liabilities including derivative contracts, depreciation of property and equipment, provisions for pension and other employee benefit costs.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which deductible temporary differences can be utilised unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that:

(i) is not a business combination; and

(ii) at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).

However, for deductible temporary differences associated with investment in subsidiaries, branches and associates, and interests in joint ventures, a deferred tax asset is recognised to the extent that, and only to the extent that, it is probable that:

(i) the temporary difference will reverse in the foreseeable future; and

(ii) taxable profit will be available against which the temporary difference can be utilised.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

23 Deferred income taxes (Continued)

Deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

(i) the initial recognition of goodwill; or

(ii) the initial recognition of an asset or liability in a transaction which:

- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred income tax liabilities on taxable temporary differences arising from investment in subsidiaries and associates are recognised, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred income tax related to fair value re-measurement of available for sale investments which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain and loss.

24 Share capital

Ordinary shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Consideration received on the issuance of shares in excess of the share cost is reported in the capital reserve.

(1) Share issue costs

Incremental costs directly attributable to the issue of new ordinary shares are shown in equity as a deduction, net of tax, from the proceeds.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

24 Share capital (Continued)

(2) *Dividends*

Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Bank's equity holders.

Dividends for the year that are declared after the balance sheet date are addressed in the subsequent event note to the financial statements.

(3) *Treasury shares*

Where the Bank or other members of the Group purchase the Bank's ordinary shares, treasury shares are recorded at the amount of consideration paid and deducted from total equity holders' equity until they are cancelled, sold or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in equity holders' equity.

25 Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with reimbursement from the customers.

26 Fiduciary activities

The Group acts as a custodian, trustee or in other fiduciary capacities, that result in its holding or placing of assets on behalf of securities investment funds, social security funds, insurance companies, qualified foreign institutional investors, annuity schemes and other institutions. These assets are excluded from these financial statements, as they are not assets of the Group.

The Group also administers entrusted loans on behalf of third-party lenders. In this regard, the Group grants loans to borrowers, as an intermediary, at the direction of third-party lenders, who fund these loans. The Group has been contracted by these third-party lenders to manage the administration and collection of these loans on their behalf. The third-party lenders determine both the underwriting criteria for and all terms of the entrusted loans, including their purpose, amounts, interest rates, and repayment schedule. The Group charges a commission related to its activities in connection with the entrusted loans, but the risk of loss is borne by the third-party lenders. Entrusted loans are not recognised in the balance sheet of the Group.

II SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

27 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and its amount can be reliably measured, it will then be recognised as a provision.

28 Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other bodies to secure customer loans, overdrafts and other banking facilities.

Financial guarantees are initially recognised at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement less amortisation calculated and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. Any increase in the liability relating to guarantees is taken to the income statement. These estimates are determined based on experience of similar transactions, historical losses and by the judgment of management.

29 Segment reporting

A geographical segment is engaged in providing products and services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments.

III FINANCIAL RISK MANAGEMENT

1 Overview

The Group's primary risk management objectives are to maximize value for equity holders while maintaining risk within acceptable parameters and satisfying the requirements of the regulatory authorities, the Group's depositors and other interest groups for the Group's prudent and stable development.

The Group designs risk management policies and has set up risk controls to identify, analyse, monitor and reports risks by means of relevant and up-to-date information systems. The Group regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice.

The most significant types of risk to the Group are credit risk, market risk and liquidity risk. Market risk includes interest rate, currency risk, and other price risk.

2 Financial risk management framework

The Board of Directors is responsible for establishing the overall risk appetite of the Group and reviewing and approving the risk management objectives and strategies.

Within this framework, the Group's senior management has overall management responsibility for managing all aspects of risk, including implementing risk management strategies and initiatives and credit policies and approving internal rules, measures and procedures related to risk management. The Group has also defined departments monitoring risk arising from financial instruments within the Group, including the Risk Management Department, the Credit Administration Department, the Treasurer and the Legal and Compliance Department.

Risks in branches are managed through a vertical management model and the risks in business departments through establishing specific risk management teams. The Group monitors and controls risk management in subsidiaries by appointing members of their boards of directors and risk management committees.

3 Credit risk

The Group takes on exposure to credit risk, which is the risk that a customer or counterparty will cause a financial loss for the Group by failing to discharge an obligation. Credit risk is one of the most important risks for the Group's business.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

Credit exposures arise principally in lending activities that lead to loans and advances, and investment activities that bring debt securities into the Group's asset portfolio. There is also credit risk in off-balance sheet financial instruments, such as loan commitments, bill acceptance and letters of credit.

3.1 Credit risk measurement

(i) Loans and advances and off-balance sheet commitments

Monitoring and measurement of credit risk over loans and advances and off-balance sheet credit related exposures is performed by the Risk Management Department, and reported to the senior management and Board of Directors regularly.

In measuring credit risk of loans and advances to corporate customers, the Group mainly reflects the 'probability of default' by the customer on its contractual obligations and considers the current financial position of the customer and the exposures to the customer and its likely future development. For retail customers, the Group measures credit risk through the use of standard approval procedures for personal loans and credit score-card models, which are based on historical default data for credit cards.

The Group measures and manages the credit quality of loans and advances to corporate and personal customers based on the "Guiding Principles on the Classification of Loan Risk Management" issued by the CBRC, which requires Chinese commercial banks to classify their corporate and personal loans into five categories: pass, special-mention, substandard, doubtful and loss, among which loans classified in the substandard, doubtful and loss categories are regarded as non-performing. For overseas operations, where local regulations and requirements are more prudent than the Guiding Principles on the Classification of Loan Risk Management, credit assets are classified according to local regulations and requirements.

The five categories are defined as follows:

Pass: borrowers can honour the terms of the contracts, and there is no reason to doubt their ability to repay principal and interest of loans in full and on a timely basis.

Special-mention: borrowers are still able to service the loans currently, although the repayment of loans might be adversely affected by some factors.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.1 Credit risk measurement (Continued)

(i) Loans and advances and off-balance sheet commitments (Continued)

Substandard: borrowers' ability to service loans is apparently in question, cannot depend on their normal business revenues to pay back the principal and interest of loans and certain losses might be incurred even when guarantees are executed.

Doubtful: borrowers cannot pay back principal and interest of loans in full and significant losses will incur even when guarantees are executed.

Loss: principal and interest of loans cannot be recovered or only a small portion can be recovered after taking all possible measures and resorting to necessary legal procedures.

For placements with banks and other financial institutions, the Group manages the credit quality based on the external credit rating of the banks.

Credit commitments represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. Guarantees and standby letters of credit carry credit risk as loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorising a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralised by the underlying shipment documents of goods to which they relate or deposits and are therefore assessed to have less risk than a direct loan. The Group monitors the term to maturity of credit commitments to identify longer-term commitments which are assessed to have a greater degree of credit risk than shorter-term commitments.

The Group identifies credit exposures by industry, geography and customer risk. This information is monitored regularly by management.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.1 Credit risk measurement (Continued)

(ii) Debt securities and derivatives

Credit risk within debt securities arises from exposure to movements in credit spreads, default rates and payment rates, as well as changes in the credit of underlying assets.

The Group manages the credit risk within debt securities by monitoring the external credit rating, such as Standard & Poor's ratings or their equivalents, of the security and the credit quality of underlying assets, including review of default rates and prepayment rates to identify exposure to credit risk.

The Group maintains strict control limits on net open derivative positions based on notional amount and term. At any one time, the amount subject to credit risk is limited to the current fair value of instruments that are favourable to the Group (i.e. assets for which fair value is positive). The derivative credit risk exposure is managed as part of the overall lending limits set for customers. Collateral or other security is not usually obtained for credit risk exposures on these instruments.

3.2 Credit risk limit control and mitigation policies

The Group manages limits and controls concentrations of credit risk in particular, to individual customers and to industries.

(i) Credit risk limits and controls

(a) Loans and advances and off-balance sheet commitments

In order to manage the exposure to credit risk, the Group have adopted credit approval policies and procedures that are reviewed and updated by the Risk Management Department at head office in conjunction with other relevant departments. The credit approval process for both corporate loans and personal loans can be broadly divided into three stages: (1) credit origination and assessment; (2) credit review and approval; and (3) fund disbursement and post-disbursement management.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.2 Credit risk limit control and mitigation policies (Continued)

(i) Credit risk limits and controls (Continued)

(a) Loans and advances and off-balance sheet commitments (Continued)

Corporate loans in Chinese Mainland are originated by the Corporate Banking Departments at head office and branch level and submitted to the Risk Management Department for due diligence and approval. All credit applications for corporate lending must be approved by authorised credit application approvers at head office and domestic tier one branches, except for credit applications that are identified as low risk, such as loans sufficiently secured by PRC treasury bonds, bills or pledged funds or loans supported by the credit of financial institutions that are within pre-approved credit limits. The exposure to any one borrower, including banks, is restricted by credit limits covering on- and off-balance sheet exposures.

Personal loans in Chinese Mainland are originated by the Personal Banking Departments at domestic branch level and must be approved by authorised approvers at domestic tier one branches, except for individual pledged loans and government-sponsored student loans, which may be approved by authorised approvers at sub-branches below tier one level. High risk personal loans such as personal loans for business purposes in excess of certain limits must be reviewed by the Risk Management Department, and approved by authorised approver at tier one branches. Other personal loans may be approved by authorised approvers in the personal loan centres at tier one branches.

The head office also oversees the risk management of the overseas branches. In particular, any credit application at the overseas branches exceeding the authorisation limits is required to be submitted to the head office for approval.

Exposure to credit risk is also managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.2 Credit risk limit control and mitigation policies (Continued)

(i) Credit risk limits and controls (Continued)

(b) Debt securities and derivatives

The Group is also exposed to credit risk through investment activities and trading activities. Credit limits are established based on the credit ratings of customers and securities issuer and issues and utilisation is actively monitored.

(ii) Credit risk mitigation policies

(a) Collateral and guarantees

The Group employs a range of policies and practices to mitigate credit risk. The most typical of these is the taking of security for funds advances (collateral) and guarantees, which is common practice. The Group implements guidelines on the acceptability of specific classes of collateral. The amount of acceptable collateral at the time of loan origination is determined by the Risk Management Department and is subject to loan-to-value ratio limits based on type and is monitored on an ongoing basis by the Credit Administration Department. The principal collateral types for corporate loans and advances are:

Collateral	**Maximum loan-to-value ratio**
Cash deposits with the Group	90%
PRC treasury bonds	90%
PRC financial institution bonds	85%
Publicly traded stocks	50%
Property	70%
Land use rights	60%
Automobiles	40%

Mortgage loans to retail customers are generally collateralised by mortgages over residential properties. Other loans are collateralised dependant on the nature of the loan.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.2 Credit risk limit control and mitigation policies (Continued)

(ii) Credit risk mitigation policies (Continued)

(a) Collateral and guarantees (Continued)

For loans guaranteed by a third party guarantor, the Group will assess the guarantor's credit rating, considering financial condition, credit history and ability to meet obligations.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of certain asset-backed securities and similar instruments, which are secured by portfolios of financial instruments.

Collateral is also held as part of re-purchase and reverse re-purchase agreements. Under such agreements, the Group is permitted to sell or repledge collateral in the absence of default by the owner of the collateral. Details of collateral accepted and which the Group is obligated to return are disclosed in Note V.41(3).

(b) Master netting arrangements

The Group further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if a default occurs, all amounts with the customer are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.3 Impairment and provisioning policies

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(i) Loans and advances

Management determine whether objective evidence of impairment exists under IAS 39, based on the following criteria set out by the Group including consideration of:

- significant financial difficulty incurred by the borrower;
- a breach of contract, such as a default or delinquency in interest or principal payment;
- for economic or legal reasons related to the borrower's financial difficulty, whether the Group has granted to the borrower a concession that it would not otherwise consider;
- probability that the borrower will become bankrupt or will undergo other financial re-organisation;
- deterioration in the value of collateral;
- deterioration in credit rating; or
- other observable data indicating that there is a measurable decrease in the estimated future cash flows from such loans and advances.

The Group's policy requires the review of individual financial assets that are above certain thresholds at least annually or more regularly when individual circumstances require. Impairment allowances on individually assessed accounts are determined by an evaluation of the incurred loss at balance-sheet date on a case-by-case basis using discounted cash flow analysis. The assessment normally encompasses guarantees and collateral held and the anticipated receipts for that individual account.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.3 Impairment and provisioning policies (Continued)

(i) Loans and advances (Continued)

Collectively assessed impairment allowances are provided for: (i) portfolios of homogenous assets that are individually below materiality thresholds; and (ii) losses that have been incurred but have not yet been specifically identified, by using the available historical experience, professional judgment and statistical techniques.

(ii) Debt securities

Debt securities are assessed for individual impairment using similar criteria as loans and advances. Management determines whether objective evidence of debt securities impairment exists under IAS 39 based on criteria set out by the Group including consideration of:

- a breach of contract or a trigger event, such as a default or delinquency in interest or principal payment;
- significant financial difficulty of issuers or counterparties holding underlying assets;
- probable that the issuer or counterparty holding underlying assets will become bankrupt or will undergo other financial re-organisation;
- deterioration in credit rating; or
- other observable data indicating that there is a measurable decrease in the estimated future cash flows from such debt securities.

Impairment allowances on individually assessed securities are determined by an evaluation of the incurred loss at balance-sheet date on a case-by-case basis using available data, including default rates, prepayment rates and assessment of the quality of the underlying assets. The impairment allowances have taken into consideration information that became available after the balance sheet date which provided additional evidence of impairment as at 31 December 2007.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.4 Maximum exposure to credit risk before collateral held or other credit enhancements

Group

	As at 31 December	
	2007	2006
Credit risk exposures relating to on-balance sheet financial assets are as follows:		
Due from banks	**37,256**	8,702
Balance with central banks	**751,344**	379,631
Placements with banks and other financial institutions	**386,648**	399,138
Government certificates of indebtedness for bank notes issued	**32,478**	36,626
Financial assets at fair value through profit or loss	**117,073**	110,634
Derivative financial instruments	**45,839**	24,837
Loans and advances to customers, net	**2,754,493**	2,337,726
Investment securities		
– available for sale	**667,744**	807,308
– held to maturity	**446,647**	461,140
– loans and receivables	**458,620**	500,336
Other assets	**61,826**	44,337
	5,759,968	5,110,415
Credit risk exposures relating to off-balance sheet items are as follows:		
Letters of guarantee issued	**423,771**	290,205
Loan commitments and other credit related liabilities	**911,776**	797,617
Total	**7,095,515**	6,198,237

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.4 Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

Bank

	As at 31 December	
	2007	2006
Credit risk exposures relating to on-balance sheet financial assets are as follows:		
Due from banks	**35,948**	10,210
Balance with central banks	**721,433**	354,881
Placements with banks and other financial institutions	**285,357**	303,002
Government certificates of indebtedness for bank notes issued	**1,792**	1,713
Financial assets at fair value through profit or loss	**82,682**	76,581
Derivative financial instruments	**30,971**	16,363
Loans and advances to customers, net	**2,336,067**	1,971,865
Investment securities		
– available for sale	**567,607**	706,026
– held to maturity	**285,067**	287,398
– loans and receivables	**424,289**	458,606
Other assets	**34,871**	25,744
	4,806,084	4,212,389
Credit risk exposures relating to off-balance sheet items are as follows:		
Letters of guarantee issued	**424,343**	286,050
Loan commitments and other credit related liabilities	**698,932**	616,178
Total	**5,929,359**	5,114,617

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.4 Maximum exposure to credit risk before collateral held or other credit enhancements (Continued)

The above tables represents a worst case scenario of credit risk exposure to the Group and the Bank at 31 December 2007 and 2006, without taking account of any collateral held, master netting agreements or other credit enhancements attached. For on-balance-sheet assets, the exposures set out above are based on net carrying amounts as reported in the balance sheet. For financial guarantees, the maximum exposure to credit risk is the maximum amount that the Group and the Bank could be required to pay if the guarantees are called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities or revocable in the event of a significant adverse change, the maximum exposure to credit risk is disclosed as the full amount of the committed facilities.

As shown above, as at 31 December 2007, 38.82% of the Group's total maximum credit exposure is derived from loans and advances to customers (2006: 37.72%); 23.82% represents investments in debt securities (2006: 30.32%).

3.5 Loans and advances

The total impairment allowance for loans and advances for the Group is RMB96,068 million (2006: RMB94,293 million), of which RMB51,837 million (2006: RMB53,846 million) represents the allowance on individually impaired loans and the remaining amount of RMB44,231 million (2006: RMB40,447 million) represents the collective impairment allowance. Further information of the impairment allowance for loans and advances to customers is provided in Note V.18.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

The gross loans and advances of the Group and the Bank are set out below:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Corporate loans				
– neither past due nor impaired	**2,030,746**	1,746,051	**1,754,593**	1,516,041
– past due but not impaired	**6,776**	10,987	**4,313**	8,671
– impaired	**80,455**	92,237	**79,963**	91,340
Subtotal	**2,117,977**	1,849,275	**1,838,869**	1,616,052
Personal loans				
– neither past due nor impaired	**697,655**	542,232	**560,498**	412,922
– past due but not impaired	**25,067**	29,517	**21,514**	26,188
– impaired	**9,862**	10,995	**9,672**	9,665
Subtotal	**732,584**	582,744	**591,684**	448,775
Total	**2,850,561**	2,432,019	**2,430,553**	2,064,827

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(i) Loans and advances neither past due nor impaired

The credit quality of the portfolio of loans and advances that were neither past due nor impaired can be assessed by reference to the rating system adopted by the Group.

Group

	As at 31 December 2007			As at 31 December 2006		
	Pass	**Special Mention**	**Total**	Pass	Special Mention	Total
Corporate loans	**1,908,460**	**122,286**	**2,030,746**	1,579,105	166,946	1,746,051
Personal loans	**695,911**	**1,744**	**697,655**	539,413	2,819	542,232
Total	**2,604,371**	**124,030**	**2,728,401**	2,118,518	169,765	2,288,283

Bank

	As at 31 December 2007			As at 31 December 2006		
	Pass	**Special Mention**	**Total**	Pass	Special Mention	Total
Corporate loans	**1,634,313**	**120,280**	**1,754,593**	1,352,100	163,941	1,516,041
Personal loans	**559,173**	**1,325**	**560,498**	410,385	2,537	412,922
Total	**2,193,486**	**121,605**	**2,315,091**	1,762,485	166,478	1,928,963

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(ii) Loans and advances past due but not impaired

The gross amount of loans and advances to customers that were past due but not impaired is as follows:

Group

	As at 31 December 2007			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	**4,695**	**1,563**	**518**	**6,776**
Personal loans	**18,063**	**6,818**	**186**	**25,067**
Total	**22,758**	**8,381**	**704**	**31,843**

	As at 31 December 2006			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	6,478	2,310	2,199	10,987
Personal loans	19,721	9,794	2	29,517
Total	26,199	12,104	2,201	40,504

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 *Loans and advances (Continued)*

(ii) *Loans and advances past due but not impaired (Continued)*

Bank

	As at 31 December 2007			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	**2,754**	**1,283**	**276**	**4,313**
Personal loans	**15,078**	**6,434**	**2**	**21,514**
Total	**17,832**	**7,717**	**278**	**25,827**

	As at 31 December 2006			
	Within 1 month	1-3 months	More than 3 months	Total
Corporate loans	4,453	2,019	2,199	8,671
Personal loans	16,736	9,450	2	26,188
Total	21,189	11,469	2,201	34,859

(iii) *Loans and advances determined to be impaired*

The breakdown of the gross amount of impaired corporate and personal loans and advances is as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Corporate loans	**80,455**	92,237	**79,963**	91,340
Personal loans	**9,862**	10,995	**9,672**	9,665
Total	**90,317**	103,232	**89,635**	101,005

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(iv) Loans and advances rescheduled

Rescheduling (referring to loans and other assets that have been restructured and renegotiated) is a voluntary or, to a limited extent, court-supervised procedure, through which the Group and a borrower and/or its guarantor, if any, rescheduled credit terms generally as a result of deterioration in the borrower's financial condition or of the borrower's inability to make payments when due. The Group reschedules a non-performing loan only if the borrower has good prospects. In addition, prior to approving the rescheduling of loans, the Group typically requires additional guarantees, pledges and/or collateral, or the assumption of the loan by a borrower with better repayment ability. All rescheduled loans are classified as "substandard" or below. If the rescheduled loans fall overdue or if the borrower is unable to demonstrate its repayment ability, these loans will be reclassified to "doubtful" or below. All rescheduled loans are subject to a surveillance period for six months. During the surveillance period, rescheduled loans remain as non-performing loans and the Group monitors the borrower's business operations and loan repayment patterns. After the surveillance period, rescheduled loans may be upgraded to "special-mention" upon review if certain criteria are met. All rescheduled loans are determined to be impaired and therefore rescheduled loans that would otherwise be past due or impaired are nil at 31 December 2007 (2006: nil).

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(iv) Loans and advances rescheduled (Continued)

Within impaired loans and advances, rescheduled loans and advances that were overdue for 90 days or less are as follows:

Group

	As at 31 December			
	2007	**% of total loans and advances to customers**	2006	% of total loans and advances to customers
Loans and advances to customers (overdue for 90 days or less)	**1,843**	**0.06%**	1,416	0.06%

Bank

	As at 31 December			
	2007	**% of total loans and advances to customers**	2006	% of total loans and advances to customers
Loans and advances to customers (overdue for 90 days or less)	**1,670**	**0.07%**	1,196	0.06%

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 *Loans and advances (Continued)*

(v) Concentrations of risk for loans and advances to customers

The economic sector concentration of risk for loans and advances to customers (gross) are as follows:

Group

	As at 31 December			
	2007	**%**	2006	%
Chinese Mainland				
Corporate loans				
Manufacturing	**629,327**	**22**	556,032	23
Commerce and services	**280,465**	**10**	257,853	11
Energy, mineral and agriculture	**266,323**	**9**	240,314	10
Transportation and logistics	**223,355**	**8**	182,398	8
Real estate	**143,613**	**5**	113,589	5
Public utilities	**112,231**	**4**	105,933	4
Construction	**38,560**	**2**	34,676	1
Financial services	**33,897**	**1**	53,333	2
Others	**2,401**	**–**	2,692	–
Subtotal	**1,730,172**	**61**	1,546,820	64
Personal loans				
Mortgage loans	**454,984**	**16**	337,834	14
Credit card advances	**5,307**	**–**	2,876	–
Others	**125,242**	**4**	102,870	4
Subtotal	**585,533**	**20**	443,580	18
Total for Chinese Mainland	**2,315,705**	**81**	1,990,400	82

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(v) Concentrations of risk for loans and advances to customers (Continued)

Group

	As at 31 December			
	2007	%	2006	%
Hong Kong and Macau				
Corporate loans				
Real estate	**92,109**	**4**	94,391	4
Commerce and services	**63,188**	**2**	33,443	1
Transportation and logistics	**34,069**	**1**	24,481	1
Manufacturing	**32,343**	**1**	35,853	1
Energy, mineral and agriculture	**8,523**	**–**	12,256	1
Financial services	**8,317**	**–**	12,107	1
Construction	**6,466**	**–**	4,053	–
Others	**41,353**	**2**	25,328	1
Subtotal	**286,368**	**10**	241,912	10
Personal loans				
Mortgage loans	**121,187**	**4**	117,972	5
Credit card advances	**5,283**	**–**	5,516	–
Others	**18,419**	**1**	14,132	1
Subtotal	**144,889**	**5**	137,620	6
Total for Hong Kong and Macau	**431,257**	**15**	379,532	16
Other overseas operations	**103,599**	**4**	62,087	2
Gross amounts of loans and advances before allowance for impairment losses	**2,850,561**	**100**	2,432,019	100

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(v) Concentrations of risk for loans and advances to customers (Continued)

Bank

	As at 31 December			
	2007	**%**	2006	%
Corporate loans				
Manufacturing	**655,529**	**27**	568,398	27
Commerce and services	**295,344**	**12**	268,522	13
Energy, mineral and agriculture	**282,608**	**11**	248,865	12
Transportation and logistics	**234,311**	**10**	188,606	9
Real estate	**159,411**	**6**	127,287	6
Public utilities	**113,167**	**5**	106,141	5
Financial services	**44,781**	**2**	60,969	3
Construction	**39,276**	**2**	34,866	2
Others	**14,442**	**1**	12,398	1
Subtotal	**1,838,869**	**76**	1,616,052	78
Personal loans				
Mortgage loans	**459,523**	**19**	341,576	17
Credit card advances	**5,389**	**–**	2,942	–
Others	**126,772**	**5**	104,257	5
Subtotal	**591,684**	**24**	448,775	22
Gross amounts of loans and advances before allowance for impairment losses	**2,430,553**	**100**	2,064,827	100

Over 95% of the Bank's gross balances of loans and advances are attributable to the Chinese Mainland segment and therefore no geographical segment analysis is presented.

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 Loans and advances (Continued)

(v) Concentrations of risk for loans and advances to customers (Continued)

Gross loans and advances to customers analysed by customer type:

Group

	As at 31 December	
	2007	2006
Chinese Mainland		
Corporate entities	**1,528,157**	1,331,824
Individuals	**585,533**	443,580
Trade bills	**202,015**	214,996
	2,315,705	1,990,400
Hong Kong, Macau and other overseas operations		
Corporate entities	**347,421**	267,837
Individuals	**147,051**	139,164
Trade bills	**40,384**	34,618
	534,856	441,619
Gross amounts of loans and advances before allowance for impairment losses	**2,850,561**	2,432,019

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.5 *Loans and advances (Continued)*

(v) *Concentrations of risk for loans and advances to customers (Continued)*

Bank

	As at 31 December	
	2007	2006
Chinese Mainland		
Corporate entities	**1,528,157**	1,331,824
Individuals	**585,533**	443,580
Trade bills	**202,015**	214,996
	2,315,705	1,990,400
Hong Kong, Macau and other overseas operations		
Corporate entities	**73,884**	54,351
Individuals	**6,151**	5,195
Trade bills	**34,813**	14,881
	114,848	74,427
Gross amounts of loans and advances before allowance for impairment losses	**2,430,553**	2,064,827

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.6 *Debt securities*

The table below represents an analysis of the carrying value of debt securities by credit rating and credit risk characteristic.

Group

	As at 31 December 2007							
					Unrated[2]			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities[1]								
– Asset-Backed Debt Securities	25,968	9,453	400	557	-	76	-	36,454
– Collateralised Debt Obligations	-	-	-	-	-	-	-	-
	25,968	9,453	400	557	-	76	-	36,454
Other debt securities	275,513	121,654	59,446	6,399	895,592	80,561	97,392	1,536,557
Subtotal	301,481	131,107	59,846	6,956	895,592	80,637	97,392	1,573,011
Financial assets at fair value through profit or loss	8,067	20,125	19,019	3,883	54,952	4,909	6,118	117,073
Total	309,548	151,232	78,865	10,839	950,544	85,546	103,510	1,690,084

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.6 *Debt securities (Continued)*

Group

	As at 31 December 2006							
					Unrated[2]			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities[1]								
– Asset-Backed Debt Securities	64,048	14,817	1,041	–	–	127	296	80,329
– Collateralised Debt Obligations	2,087	615	–	–	–	–	–	2,702
	66,135	15,432	1,041	–	–	127	296	83,031
Other debt securities	382,921	124,266	60,136	7,575	834,415	102,062	174,378	1,685,753
Subtotal	449,056	139,698	61,177	7,575	834,415	102,189	174,674	1,768,784
Financial assets at fair value through profit or loss	16,785	19,058	24,294	3,728	31,043	5,622	10,104	110,634
Total	465,841	158,756	85,471	11,303	865,458	107,811	184,778	1,879,418

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.6 Debt securities (Continued)

Bank

	As at 31 December 2007							
					Unrated[2]			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities[1]								
– Asset-Backed Debt Securities	22,119	9,453	400	557	–	76	–	32,605
– Collateralised Debt Obligations	–	–	–	–	–	–	–	–
	22,119	9,453	400	557	–	76	–	32,605
Other debt securities	190,073	27,122	29,916	2,047	895,592	73,709	25,899	1,244,358
Subtotal	212,192	36,575	30,316	2,604	895,592	73,785	25,899	1,276,963
Financial assets at fair value through profit or loss	5,153	8,158	10,592	721	54,952	1,535	1,571	82,682
Total	217,345	44,733	40,908	3,325	950,544	75,320	27,470	1,359,645

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.6 Debt securities (Continued)

Bank

	As at 31 December 2006							
					Unrated[2]			
	AAA	AA	A	Lower than A	PRC government and government bodies	Other governments and government agencies	Other	Total
Investment debt securities								
US subprime mortgage related debt securities[1]								
– Asset-Backed Debt Securities	48,177	14,817	1,041	–	-	127	296	64,458
– Collateralised Debt Obligations	2,087	615	-	–	-	–	-	2,702
	50,264	15,432	1,041	–	-	127	296	67,160
Other debt securities	289,836	37,702	25,986	2,305	834,393	86,304	108,344	1,384,870
Subtotal	340,100	53,134	27,027	2,305	834,393	86,431	108,640	1,452,030
Financial assets at fair value through profit or loss	13,733	8,085	17,157	1,108	31,043	1,880	3,575	76,581
Total	353,833	61,219	44,184	3,413	865,436	88,311	112,215	1,528,611

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.6 Debt securities (Continued)

(1) The Group's exposure to the US subprime mortgage market was limited to investments in US subprime mortgage asset-backed securities. As at 31 December 2007, the Group had no exposure to US subprime mortgage related collateralised debt obligations.

All US subprime mortgage related debt securities held by the Group are classified in "Investment securities" as available for sale or held to maturity. There are no US subprime mortgage related debt securities in "Financial assets at fair value through profit or loss". As at 31 December 2007, the carrying values of US subprime mortgage related debt securities classified as available for sale and held to maturity were RMB32,694 million and RMB3,760 million, respectively (2006: RMB73,298 million and RMB9,733 million).

With regard to risk management of the debt securities, the Group analyses important factors of the US subprime mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as different attachment points and timing of cash flows.

(2) The Group's unrated debt securities include those issued by PRC Government and PRC government bodies, such as the Ministry of Finance ("MOF"), PBOC, PRC policy banks and asset management companies invested by MOF directly (together "PRC government and government bodies") and those issued by other country government bodies and agencies ("Other governments and government agencies").

The Group's impairment allowance on available for sale and held to maturity investment securities held at 31 December 2007 amounted to RMB10,451 million and RMB1,612 million, respectively (2006: nil). The carrying value of the available for sale and held to maturity investment securities considered impaired as at 31 December 2007 was RMB20,634 million and RMB3,738 million respectively (2006: nil). Included in the impairment charge were impairment charges on US subprime mortgage related debt securities held at 31 December 2007 amounting to RMB9,461 million (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.7 Repossessed assets

The Group obtained assets by taking possession of collateral held as security. Such repossessed assets of the Group are as follows:

Group

	As at 31 December	
	2007	2006
Residential property	**2,301**	1,270
Business property	**2,252**	2,555
Others	**645**	1,730
Allowance for impairment	**(3,159)**	(3,588)
Total	**2,039**	1,967

Bank

	As at 31 December	
	2007	2006
Residential property	**1,073**	1,172
Business property	**1,510**	2,420
Others	**211**	1,729
Allowance for impairment	**(1,795)**	(3,585)
Total	**999**	1,736

Repossessed assets are sold as soon as practicable. The Group does not generally occupy repossessed assets for its business use. Repossessed assets are classified in the balance sheet within "Other assets".

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.8 Derivatives

The credit risk weighted amounts represent the counterparty credit risk associated with derivative transactions and are calculated with reference to the guidelines issued by the CBRC or Hong Kong Monetary Authority as appropriate and are dependent on, among other factors, the creditworthiness of the customer and the maturity characteristics of each type of contract. The amounts disclosed below differ from the carrying amount at fair value and the maximum exposure to credit risk disclosed in Note III.3.4.

Group

	As at 31 December	
	2007	2006
Exchange rate contracts		
Currency forwards and swaps, and cross-currency interest rate swaps	**8,925**	3,818
Currency options	**228**	461
Interest rate contracts		
Interest rate swaps	**3,763**	3,218
Interest rate options	**9**	136
Interest rate futures	**10**	-
Equity derivatives	**46**	16
Precious metals and other commodity derivatives	**1,060**	233
	14,041	7,882

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

3 Credit risk (Continued)

3.8 *Derivatives (Continued)*

Bank

	As at 31 December	
	2007	2006
Exchange rate contracts		
Currency forwards and swaps, and cross-currency interest rate swaps	**7,165**	3,214
Currency options	**210**	453
Interest rate contracts		
Interest rate swaps	**3,631**	3,096
Interest rate options	**6**	131
Interest rate futures	**2**	–
Precious metals and other commodity derivatives	**1,001**	214
	12,015	7,108

The credit risk weighted amounts stated above have not taken into account any effects of netting arrangements.

4 Market Risk

4.1 *Overview*

The Group is exposed to market risks that may cause losses to the Group as a result of adverse changes in market prices. Market risk arises from open positions in the trading and banking books in interest rate, exchange rate, equities and commodities. Both the Bank's trading book and banking book face market risks. The trading book consists of positions in financial instruments and commodities that are free of any restrictive covenants on their tradability and held with trading intent or in order to hedge other elements of the trading book. The banking book consists of financial instruments not included in the trading book (including those financial instruments purchased with surplus funds and managed in the investment book).

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.1 Overview (Continued)

The Board of Directors of the Group takes the ultimate responsibility for the oversight of market risk management, including the approval of investment strategy, market risk management strategy, policies and procedures and the determination of market risk tolerance. Senior management is responsible for developing market risk management policies, procedures and specific operational rules, inspecting and monitoring on a regular basis the compliance with these policies, procedures and rules, and setting market risk limits within the Group's overall market risk appetite determined by the Board.

Within the Risk Management Department, the Group has set up an independent market risk management team which is dedicated to the identification, measurement, monitoring and control of market risks at the Group level, and reports in line with market risk management policies and procedures. Risk monitoring teams have been set up within each market risk-taking business line to monitor and report on the market risks within their respective business lines.

4.2 Market risk measurement techniques and limits

(1) *Trading book*

Market risk in the trading book is monitored and controlled by establishing Value at Risk (VAR) limits and stop loss limits. Based on the different characteristics of specific products and the qualifications of the dealers, stop loss limits and position limits are established for each trading desk and dealer. The Risk Management Department monitors utilisation of the relevant VAR on a daily basis. The risk monitoring teams embedded in business operations monitor utilisation of these limits on a daily basis.

Value at risk

The Group applies a VAR methodology to its trading portfolios to estimate the market risk of positions held.

VAR is used to estimate the losses arising from adverse market movements in a specific holding period and within a certain confidence level.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.2 Market risk measurement techniques and limits (Continued)

(1) Trading book (Continued)

VAR analysis is performed separately by the Bank and its major subsidiaries that are exposed to market risk, BOC Hong Kong (Holdings) Limited ("BOCHK") and BOC International Holdings Limited ("BOCI"). The Bank uses a 95% level of confidence (therefore 5% statistical probability that actual losses could be greater than the VAR estimate) and uses a Monte Carlo Simulation model to calculate the VAR estimate. Since 1 April 2007, BOCHK uses a 99% level of confidence and a historical simulation model; prior to this a standard deviation covariance model was used. BOCI uses a 99% level of confidence and a historical simulation model to calculate the VAR estimate. The holding period of the VAR models is one day.

The chart below shows the VAR of the FX trading book by types of risk during the year of 2007 and 2006:

Unit: USD million

	2007			2006		
	Average	**High**	**Low**	Average	High	Low
Bank VAR*						
Interest rate risk	**5.12**	**11.30**	**1.26**	2.71	16.25	0.54
Foreign exchange risk	**2.13**	**8.24**	**0.18**	2.99	14.12	0.39
Volatility risk	**0.55**	**1.48**	**0.08**	0.79	6.19	0.07
Total Bank VAR	**5.79**	**10.51**	**1.29**	5.64	19.15	0.86

* The Bank's VAR is calculated only on head office and domestic branch foreign currency trading positions. The RMB trading positions are included in the gap analysis in Note III.4.4.

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.2 Market risk measurement techniques and limits (Continued)

(1) Trading book (Continued)

Unit: USD million

	2007			2006		
	Average	**High**	**Low**	Average	High	Low
BOCHK VAR						
Interest rate risk	**0.21**	**0.50**	**0.06**	0.21	0.39	0.09
Foreign exchange risk	**0.51**	**1.20**	**0.13**	0.36	0.68	0.09
Equity risk	**0.05**	**0.14**	**0.01**	0.04	0.13	0.01
Commodity risk	**0.01**	**0.05**	**-**	-	0.04	-
Total BOCHK VAR	**0.53**	**1.33**	**0.18**	0.36	0.64	0.17
BOCI VAR	**3.53**	**5.64**	**1.88**	2.33	3.46	1.62

VAR for each risk factor is the independently derived largest potential loss due to fluctuations solely in that risk factor. The individual VARs did not add up to the total VAR as there was diversification effect due to correlation amongst the risk factors.

The exposure of the Group to potential price movement in commodity financial instruments and the related potential impact on the Group's income statement are considered to be insignificant.

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.2 Market risk measurement techniques and limits (Continued)

(2) Banking book

The banking book is exposed to interest rate risk arising from mismatches in maturities or repricing periods of assets and liabilities.

The Group takes on exposure to the effects of changes in the prevailing level of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes but may reduce or create losses. Currently, benchmark interest rates for RMB loans and deposits in the PRC are set by the PBOC. The Group's Domestic Operations are subject to an interest rate scheme regulated by the PBOC. It is normal practice for the interest rates of both interest-bearing assets and liabilities to move in tandem, although the timing of such movements may not be synchronised. This significantly mitigates the exposure of the Group to RMB interest rate risk. However, there is no guarantee that the PBOC will continue this practice in future.

The Group manages interest rate risk in the banking book primarily through interest rate gap analysis. Interest rate gap analysis measures the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be repriced within certain periods and is used to generate indicators of interest rate risk sensitivity of earnings to changing interest rates. The interest rate gap analysis is set out in Note III.4.3 and also covers the trading book.

Sensitivity analysis on net interest income

The Group performs sensitivity analysis by measuring the impact of a change in interest rates on net interest income. This analysis does not take changes in customer behaviour, basis risk or any prepayment options on debt securities into consideration. The Group calculates the change in net interest income during the year due to a parallel shift of 100 basis points in the RMB, USD and Hong Kong dollar, and monitors this as a percentage of the net interest income budget for the year. Limits of the net interest income change are set as a percentage of net interest income budget for domestic operations and are approved by the Board and monitored by the Treasury Department on a monthly basis.

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.2 Market risk measurement techniques and limits (Continued)

(2) Banking book (Continued)

The table below illustrates the potential impact of a 100 basis point move on the net interest income of the Group:

	(Decrease)/increase in net interest income	
	As at 31 December	
	2007	2006
+ 100 basis points parallel move in all yield curves	**(8,708)**	(6,818)
– 100 basis points parallel move in all yield curves	**8,708**	6,818

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 *GAP Analysis*

The table below summarises the Group's and the Bank's exposure to interest rate risks. It includes the Group's and the Bank's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

Group

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	36,281	-	-	-	-	34,940	71,221
Balances with central banks	618,952	25,431	80,171	-	-	26,790	751,344
Placements with banks and other financial institutions	277,395	79,593	29,660	-	-	-	386,648
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	32,478	32,478
Precious metals	-	-	-	-	-	44,412	44,412
Financial assets at fair value through profit or loss	12,425	25,096	29,116	25,015	25,422	7,591	124,665
Derivative financial instruments	-	-	-	-	-	45,839	45,839
Loans and advances to customers, net	765,645	449,676	1,471,136	39,128	22,278	6,630	2,754,493
Investment securities							
– available for sale	106,442	95,020	92,739	167,809	205,735	15,250	682,995
– held to maturity	57,399	64,056	118,453	136,946	69,793	-	446,647
– loans and receivables	18,477	16,140	44,395	337,008	42,600	-	458,620
Investment in associates and joint ventures	-	-	-	-	-	6,779	6,779
Property and equipment	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	-	17,647	17,647
Other assets	158	-	-	-	-	73,480	73,638
Total assets	1,893,174	755,012	1,865,670	705,906	365,828	405,627	5,991,217

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Group

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	285,700	-	-	-	-	39,148	324,848
Due to central banks	55,501	5,406	29,477	-	-	101	90,485
Bank notes in circulation	-	-	-	-	-	32,605	32,605
Certificates of deposit and placements from banks and other financial institutions	174,924	36,257	31,222	2,081	-	3,998	248,482
Financial liabilities at fair value through profit or loss	54,226	14,044	10,985	1,583	785	5,032	86,655
Derivative financial instruments	-	-	-	-	-	27,262	27,262
Due to customers	2,718,020	483,456	951,852	201,062	75	45,646	4,400,111
Bonds issued	-	9,000	1,848	44,381	9,162	-	64,391
Other borrowings	3,122	3,264	7,344	15,723	11,425	10,830	51,708
Current tax liabilities	-	-	-	-	-	21,045	21,045
Retirement benefit obligations	-	-	-	-	-	7,231	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	2,894
Other liabilities	4	-	-	-	-	182,839	182,843
Total liabilities	3,291,497	551,427	1,032,728	264,830	21,447	378,631	5,540,560
Total interest repricing gap	(1,398,323)	203,585	832,942	441,076	344,381	26,996	450,657

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Bank

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	35,915	–	–	–	–	30,433	66,348
Balances with central banks	589,967	25,431	80,171	–	–	25,864	721,433
Placements with banks and other financial institutions	203,199	52,467	22,237	7,454	–	–	285,357
Government certificates of indebtedness for bank notes issued	–	–	–	–	–	1,792	1,792
Precious metals	–	–	–	–	–	42,782	42,782
Financial assets at fair value through profit or loss	8,433	22,224	26,257	18,246	7,522	–	82,682
Derivative financial instruments	–	–	–	–	–	30,971	30,971
Loans and advances to customers, net	451,228	390,407	1,450,747	23,568	16,876	3,241	2,336,067
Investment securities							
– available for sale	94,640	73,395	86,347	147,465	165,760	1,280	568,887
– held to maturity	31,929	20,789	100,016	94,607	37,726	–	285,067
– loans and receivables	9,495	3,909	31,277	337,008	42,600	–	424,289
Investment in subsidiaries	–	–	–	–	–	49,014	49,014
Investment in associates and joint ventures	–	–	–	–	–	19	19
Property and equipment	–	–	–	–	–	50,453	50,453
Investment property	–	–	–	–	–	1,362	1,362
Deferred income tax assets	–	–	–	–	–	18,080	18,080
Other assets	484	–	–	–	–	40,828	41,312
Total assets	1,425,290	588,622	1,797,052	628,348	270,484	296,119	5,005,915

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Bank

	As at 31 December 2007						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	272,982	–	–	–	–	38,849	311,831
Due to central banks	55,500	5,406	29,477	–	–	71	90,454
Bank notes in circulation	–	–	–	–	–	1,919	1,919
Certificates of deposit and placements from banks and other financial institutions	181,745	40,181	28,680	1,284	–	–	251,890
Financial liabilities at fair value through profit or loss	48,145	11,870	10,436	1,519	785	–	72,755
Derivative financial instruments	–	–	–	–	–	16,001	16,001
Due to customers	2,106,387	386,345	916,417	200,397	75	8,268	3,617,889
Bonds issued	–	9,000	–	45,000	9,162	–	63,162
Other borrowings	1,133	980	10,786	11,283	10,817	3,122	38,121
Current tax liabilities	–	–	–	–	–	19,454	19,454
Retirement benefit obligations	–	–	–	–	–	7,231	7,231
Deferred income tax liabilities	–	–	–	–	–	44	44
Other liabilities	7	3	–	–	–	128,674	128,684
Total liabilities	2,665,899	453,785	995,796	259,483	20,839	223,633	4,619,435
Total interest repricing gap	(1,240,609)	134,837	801,256	368,865	249,645	72,486	386,480

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Group

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	7,724	–	–	–	–	32,088	39,812
Balances with central banks	352,873	–	–	–	–	26,758	379,631
Placements with banks and other financial institutions	265,023	106,212	27,783	120	–	–	399,138
Government certificates of indebtedness for bank notes issued	–	–	–	–	–	36,626	36,626
Precious metals	–	–	–	–	–	42,083	42,083
Financial assets at fair value through profit or loss	8,409	17,950	17,787	35,507	29,405	6,770	115,828
Derivative financial instruments	–	–	–	–	–	24,837	24,837
Loans and advances to customers, net	766,022	391,764	1,128,407	26,320	18,942	6,271	2,337,726
Investment securities							
– available for sale	119,182	86,881	143,113	249,999	208,133	7,870	815,178
– held to maturity	56,479	93,807	116,519	121,376	72,959	–	461,140
– loans and receivables	52,744	62,973	92,151	249,868	42,600	–	500,336
Investment in associates and joint ventures	–	–	–	–	–	5,931	5,931
Property and equipment	–	–	–	–	–	86,200	86,200
Investment property	–	–	–	–	–	8,221	8,221
Deferred income tax assets	–	–	–	–	–	21,396	21,396
Other assets	193	–	–	–	–	53,377	53,570
Total assets	1,628,649	759,587	1,525,760	683,190	372,039	358,428	5,327,653

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Group

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	142,042	260	991	–	–	35,484	178,777
Due to central banks	15,497	5,077	21,757	–	–	43	42,374
Bank notes in circulation	–	–	–	–	–	36,823	36,823
Certificates of deposit and placements from banks and other financial institutions	82,335	39,415	15,636	8,939	–	583	146,908
Financial liabilities at fair value through profit or loss	27,010	22,408	34,485	3,303	6,772	4,747	98,725
Derivative financial instruments	–	–	–	–	–	14,323	14,323
Due to customers	2,484,610	453,841	842,988	268,310	428	40,941	4,091,118
Bonds issued	–	9,000	–	42,000	9,173	–	60,173
Other borrowings	4,466	8,792	18,400	13,618	14,372	3,750	63,398
Current tax liabilities	–	–	–	–	–	18,149	18,149
Retirement benefit obligations	–	–	–	–	–	7,444	7,444
Deferred income tax liabilities	–	–	–	–	–	3,029	3,029
Other liabilities	–	–	–	–	–	153,456	153,456
Total liabilities	2,755,960	538,793	934,257	336,170	30,745	318,772	4,914,697
Total interest repricing gap	(1,127,311)	220,794	591,503	347,020	341,294	39,656	412,956

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Bank

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Assets							
Cash and due from banks	10,155	–	–	–	–	27,687	37,842
Balances with central banks	328,444	–	–	–	–	26,437	354,881
Placements with banks and other financial institutions	215,369	59,793	27,720	120	–	–	303,002
Government certificates of indebtedness for bank notes issued	–	–	–	–	–	1,713	1,713
Precious metals	–	–	–	–	–	40,542	40,542
Financial assets at fair value through profit or loss	3,734	12,013	15,037	30,675	15,122	–	76,581
Derivative financial instruments	–	–	–	–	–	16,363	16,363
Loans and advances to customers, net	459,068	358,013	1,116,522	19,922	14,754	3,536	1,971,865
Investment securities							
– available for sale	113,450	71,593	137,711	222,824	160,448	713	706,739
– held to maturity	29,676	52,625	83,130	77,475	44,492	–	287,398
– loans and receivables	48,966	48,310	68,861	249,869	42,600	–	458,606
Investment in subsidiaries	–	–	–	–	–	45,451	45,451
Investment in associates and joint ventures	–	–	–	–	–	21	21
Property and equipment	–	–	–	–	–	49,473	49,473
Investment property	–	–	–	–	–	620	620
Deferred income tax assets	–	–	–	–	–	21,843	21,843
Other assets	192	–	–	–	–	30,080	30,272
Total assets	1,209,054	602,347	1,448,981	600,885	277,416	264,529	4,403,212

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.3 GAP Analysis (Continued)

Bank

	As at 31 December 2006						
	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Over 5 years	Non-interest bearing	Total
Liabilities							
Due to banks and other financial institutions	129,396	–	–	–	–	34,980	164,376
Due to central banks	15,497	5,077	21,757	–	–	18	42,349
Bank notes in circulation	–	–	–	–	–	1,909	1,909
Certificates of deposit and placements from banks and other financial institutions	78,339	42,201	19,084	6,972	–	–	146,596
Financial liabilities at fair value through profit or loss	21,154	18,822	31,606	3,085	6,772	2	81,441
Derivative financial instruments	–	–	–	–	–	9,643	9,643
Due to customers	1,891,308	370,618	817,744	267,573	115	11,207	3,358,565
Bonds issued	–	9,000	–	42,000	9,173	–	60,173
Other borrowings	1,736	1,115	11,572	13,619	14,372	3,592	46,006
Current tax liabilities	–	–	–	–	–	16,757	16,757
Retirement benefit obligations	–	–	–	–	–	7,444	7,444
Deferred income tax liabilities	–	–	–	–	–	32	32
Other liabilities	–	–	–	–	–	112,527	112,527
Total liabilities	2,137,430	446,833	901,763	333,249	30,432	198,111	4,047,818
Total interest repricing gap	(928,376)	155,514	547,218	267,636	246,984	66,418	355,394

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk

The Group manages its exposure to currency exchange risk through management of its net foreign currency position and monitors its foreign currency risk on trading books using VAR.

The Group conducts the majority of its business in RMB, with certain transactions denominated in USD, Hong Kong dollars ("HKD") and, to a much lesser extent, other currencies. The major subsidiary, Bank of China Hong Kong, conducts the majority of its business in HKD.

On 21 July 2005, the PRC Government introduced a managed floating exchange rate system to allow the value of the RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. The Group conducts the majority of its foreign currency transactions in USD. The value of the RMB appreciated by 6.90% against the USD during the year ended 31 December 2007 (2006: 3.35%). The PRC Government may make further adjustments to the exchange rate system in the future.

The Group's net foreign currency positions as at 31 December 2007 and 31 December 2006 are analysed below:

Group

	As at 31 December			
	2007		2006	
	RMB million	**USD million equivalent***	RMB million	USD million equivalent*
Net foreign currency position of the Group**	**144,877**	**19,834**	236,355	30,268
Less:				
Foreign currency denominated net investment in foreign operations[(i)]	**(114,637)**	**(15,694)**	(113,780)	(14,571)
Net position[(ii)]	**30,240**	**4,140**	122,575	15,697

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk (Continued)

* The Group's foreign currency position expressed in USD equivalent in the above table comprises all net foreign currency exposures as of 31 December 2007 and 2006 based on the respective year-end closing foreign exchange rates of each currency with the USD.

** Net foreign currency position of the Group represents the difference between the Group's net on-balance sheet foreign currency position and the net off-balance sheet foreign currency position.

(i) The Group's net investment in foreign operations represents the foreign currency net assets/ liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognised under "Currency translation differences" as a separate component of equity.

In addition, the result of operations and financial position of these foreign operations are exposed to foreign currency movements against their functional currencies.

(ii) The Group endeavours to manage its sources and uses of foreign currencies to minimise potential mismatches in accordance with management directives. However, the Group's ability to manage its foreign currency positions in relation to the RMB is limited as the RMB is not a freely convertible currency. The PRC government's current foreign currency regulations require the conversion of foreign currency to be approved by relevant PRC government authorities.

The Bank's foreign currency position arose largely through foreign currency capital contributions from equity holders and its foreign currency operations. In 2005, the Bank entered into a foreign currency option agreement with Huijin ("Huijin option"), having a notional amount of USD18 billion, to economically hedge a portion of its net foreign currency position (see Note V.17). During the year ended 31 December 2007, the Bank has exercised all tranches of the Huijin options and sold USD18 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement.

During 2007 and 2006, the Bank entered into certain foreign exchange derivative transactions as part of asset and liability management and funding requirements (see Note V.17), and concurrently, entered into foreign exchange spot transactions to reduce its net foreign currency position by USD17.3 billion and USD26.3 billion respectively.

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk (Continued)

The Group conducts sensitivity analysis to the net outstanding foreign currency position, to identify the impact to the income statement of potential movements in foreign currency exchange rates against the RMB and against functional currencies of its foreign operations that are not in RMB (in relation to which the principle exposure is to foreign currency movements against the HKD). The impact of fluctuations (e.g. 1 percent fluctuation) in exchange rates is not considered by management to be significant to the income statement. Such analysis does not take into account the correlation effect of changes in different foreign currencies, any further actions that may have been or could be taken by management after the balance sheet date, subject to the approval by the PRC government, to mitigate the effect of exchange differences, nor for any consequential changes in the foreign currency positions.

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 *Foreign currency risk (Continued)*

The table below summarises the Group's and the Bank's exposure to foreign currency exchange rate risk as at 31 December 2007 and 2006. Included in the table are the carrying amounts of the assets and liabilities of the Group and the Bank along with off-balance sheet positions and credit commitments in RMB equivalent, categorised by the original currency. Derivative financial instruments are included in net off-balance sheet position using notional amounts.

Group

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	23,149	38,412	4,216	1,854	1,280	598	1,712	71,221
Balances with central banks	724,471	19,179	3,556	1,050	77	-	3,011	751,344
Placements with banks and other financial institutions	39,993	196,256	118,014	13,553	1,128	6,437	11,267	386,648
Government certificates of indebtedness for bank notes issued	-	-	30,686	-	-	-	1,792	32,478
Precious metals	-	-	1,630	-	-	-	42,782	44,412
Financial assets at fair value through profit or loss	59,020	32,728	24,336	4,056	-	-	4,525	124,665
Derivative financial instruments	18,856	12,584	13,462	79	12	256	590	45,839
Loans and advances to customers, net	1,885,841	433,151	342,996	42,357	22,440	4,862	22,846	2,754,493
Investment securities								
- available for sale	276,690	295,293	47,534	36,386	10,930	1,995	14,167	682,995
- held to maturity	221,625	134,387	68,185	4,941	-	1,431	16,078	446,647
- loans and receivables	410,538	3,366	24,824	401	1,281	-	18,210	458,620
Investment in associates and joint ventures	2,824	865	3,090	-	-	-	-	6,779
Property and equipment	48,561	19,545	12,732	131	1,033	482	1,321	83,805
Investment property	-	-	8,624	-	-	-	1,362	9,986
Deferred income tax assets	17,446	69	77	-	-	-	55	17,647
Other assets	31,591	19,865	18,618	1,552	269	432	1,311	73,638
Total assets	3,760,605	1,205,700	722,580	106,360	38,450	16,493	141,029	5,991,217

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk (Continued)

Group

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	229,319	36,378	6,681	4,432	3,537	319	44,182	324,848
Due to central banks	40,000	42,502	7,242	701	-	-	40	90,485
Bank notes in circulation	-	-	30,686	-	-	-	1,919	32,605
Certificates of deposit and placements from banks and other financial institutions	170,332	66,683	4,349	2,242	1,452	964	2,460	248,482
Financial liabilities at fair value through profit or loss	37,130	30,110	17,471	1,395	-	25	524	86,655
Derivative financial instruments	-	16,782	9,400	73	12	827	168	27,262
Due to customers	3,239,078	384,682	588,231	46,140	28,015	23,181	90,784	4,400,111
Bonds issued	62,276	786	1,329	-	-	-	-	64,391
Other borrowings	-	32,562	-	13,732	3,085	426	1,903	51,708
Current tax liabilities	18,731	278	1,336	58	39	125	478	21,045
Retirement benefit obligations	7,231	-	-	-	-	-	-	7,231
Deferred income tax liabilities	-	665	2,178	-	-	-	51	2,894
Other liabilities	102,725	31,140	42,205	2,645	1,390	956	1,782	182,843
Total liabilities	3,906,822	642,568	711,108	71,418	37,530	26,823	144,291	5,540,560
Net on-balance sheet position	(146,217)	563,132	11,472	34,942	920	(10,330)	(3,262)	450,657
Net off-balance sheet position	476,729	(534,295)	98,248	(35,862)	(751)	10,023	10,640	24,732
Credit commitments	613,722	450,244	174,455	63,346	16,203	4,707	12,870	1,335,547

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 *Foreign currency risk (Continued)*

Bank

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	22,713	37,216	1,259	1,713	1,154	463	1,830	66,348
Balances with central banks	696,924	19,001	2,553	1,050	77	-	1,828	721,433
Placements with banks and other financial institutions	41,731	163,859	42,265	18,677	3,026	7,211	8,588	285,357
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	-	1,792	1,792
Precious metals	-	-	-	-	-	-	42,782	42,782
Financial assets at fair value through profit or loss	55,674	20,718	-	2,685	-	-	3,605	82,682
Derivative financial instruments	18,856	11,469	-	66	12	283	285	30,971
Loans and advances to customers, net	1,873,393	362,021	26,921	37,406	20,882	2,089	13,355	2,336,067
Investment securities								
- available for sale	276,632	234,259	14,265	25,993	10,668	434	6,636	568,887
- held to maturity	221,126	54,670	6,283	2,626	-	-	362	285,067
- loans and receivables	410,538	-	-	-	1,281	-	12,470	424,289
Investment in subsidiaries	-	1,396	44,609	45	-	2,126	838	49,014
Investment in associates and joint ventures	-	-	-	-	-	-	19	19
Property and equipment	47,823	187	-	129	1,033	464	817	50,453
Investment property	-	-	-	-	-	-	1,362	1,362
Deferred income tax assets	17,976	69	-	-	-	-	35	18,080
Other assets	24,964	12,443	1,763	1,170	208	186	578	41,312
Total assets	3,708,350	917,308	139,918	91,560	38,341	13,256	97,182	5,005,915

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk (Continued)

Bank

	As at 31 December 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	214,550	37,867	7,042	4,371	3,647	400	43,954	311,831
Due to central banks	40,000	42,477	7,236	701	-	-	40	90,454
Bank notes in circulation	-	-	-	-	-	-	1,919	1,919
Certificates of deposit and placements from banks and other financial institutions	163,777	71,447	8,214	2,889	1,280	2,272	2,011	251,890
Financial liabilities at fair value through profit or loss	37,129	24,971	8,780	1,326	-	25	524	72,755
Derivative financial instruments	-	14,981	-	57	12	830	121	16,001
Due to customers	3,222,327	219,187	60,660	38,048	25,572	9,549	42,546	3,617,889
Bonds issued	63,000	162	-	-	-	-	-	63,162
Other borrowings	-	18,947	-	13,732	3,085	426	1,931	38,121
Current tax liabilities	18,613	278	-	51	39	91	382	19,454
Retirement benefit obligations	7,231	-	-	-	-	-	-	7,231
Deferred income tax liabilities	-	39	-	-	-	-	5	44
Other liabilities	89,770	27,691	4,676	2,873	1,427	495	1,752	128,684
Total Liabilities	3,856,397	458,047	96,608	64,048	35,062	14,088	95,185	4,619,435
Net on-balance sheet position	(148,047)	459,261	43,310	27,512	3,279	(832)	1,997	386,480
Net off-balance sheet position	475,848	(451,476)	26,190	(28,821)	(3,069)	537	751	19,960
Credit commitments	610,870	403,681	22,852	58,231	15,258	2,853	9,530	1,123,275

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 *Foreign currency risk (Continued)*

Group

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	20,313	9,174	4,478	2,020	1,691	658	1,478	39,812
Balances with central banks	349,839	19,556	2,322	425	4,865	–	2,624	379,631
Placements with banks and other financial institutions	50,136	185,382	111,652	20,085	8,346	6,984	16,553	399,138
Government certificates of indebtedness for bank notes issued	–	–	34,913	–	–	–	1,713	36,626
Precious metals	–	–	1,541	–	–	–	40,542	42,083
Financial assets at fair value through profit or loss	34,273	38,772	23,677	8,688	6,491	80	3,847	115,828
Derivative financial instruments	7,418	9,161	7,694	150	88	174	152	24,837
Loans and advances to customers, net	1,614,521	329,663	316,546	33,913	21,422	4,468	17,193	2,337,726
Investment securities								
– available for sale	313,323	398,383	45,325	31,962	10,684	2,870	12,631	815,178
– held to maturity	180,914	192,383	63,521	6,325	–	1,794	16,203	461,140
– loans and receivables	350,159	76,235	43,609	–	13,520	1,065	15,748	500,336
Investment in associates and joint ventures	2,461	762	2,708	–	–	–	–	5,931
Property and equipment	47,346	22,538	12,864	134	1,064	511	1,743	86,200
Investment property	–	–	7,601	–	–	–	620	8,221
Deferred income tax assets	21,200	4	73	–	37	–	82	21,396
Other assets	14,343	21,303	13,987	1,252	307	227	2,151	53,570
Total assets	3,006,246	1,303,316	692,511	104,954	68,515	18,831	133,280	5,327,653

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk (Continued)

Group

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	99,311	27,643	5,044	2,542	8,322	270	35,645	178,777
Due to central banks	–	36,598	5,776	–	–	–	–	42,374
Bank notes in circulation	–	–	34,914	–	–	–	1,909	36,823
Certificates of deposit and placements from banks and other financial institutions	78,497	59,308	5,037	2,397	120	147	1,402	146,908
Financial liabilities at fair value through profit or loss	9,682	63,207	25,037	130	–	613	56	98,725
Derivative financial instruments	6	10,669	3,046	152	78	149	223	14,323
Due to customers	2,902,584	420,197	572,423	42,529	44,032	23,210	86,143	4,091,118
Bonds issued	60,000	173	–	–	–	–	–	60,173
Other borrowings	–	40,014	–	15,247	3,984	786	3,367	63,398
Current tax liabilities	16,072	223	1,269	13	13	3	556	18,149
Retirement benefit obligations	7,444	–	–	–	–	–	–	7,444
Deferred income tax liabilities	–	806	2,178	–	–	–	45	3,029
Other liabilities	88,800	25,753	33,339	2,190	968	556	1,850	153,456
Total liabilities	3,262,396	684,591	688,063	65,200	57,517	25,734	131,196	4,914,697
Net on-balance sheet position	(256,150)	618,725	4,448	39,754	10,998	(6,903)	2,084	412,956
Net off-balance sheet position	439,850	(468,346)	79,804	(37,825)	(13,762)	7,222	156	7,099
Credit commitments	505,383	345,814	152,091	51,404	16,424	4,440	12,266	1,087,822

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 *Foreign currency risk (Continued)*

Bank

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	19,674	8,757	3,952	1,932	1,604	615	1,308	37,842
Balances with central banks	326,117	19,389	2,269	425	4,865	-	1,816	354,881
Placements with banks and other financial institutions	50,932	173,541	29,164	22,310	8,408	6,360	12,287	303,002
Government certificates of indebtedness for bank notes issued	-	-	-	-	-	-	1,713	1,713
Precious metals	-	-	-	-	-	-	40,542	40,542
Financial assets at fair value through profit or loss	31,497	30,533	-	6,437	6,324	-	1,790	76,581
Derivative financial instruments	7,418	8,391	61	126	88	169	110	16,363
Loans and advances to customers, net	1,609,963	274,178	22,619	31,003	19,735	3,476	10,891	1,971,865
Investment securities								
- available for sale	312,925	336,857	12,343	27,613	10,684	750	5,567	706,739
- held to maturity	180,914	92,451	10,915	2,540	-	13	565	287,398
- loans and receivables	350,159	73,668	10,546	-	13,520	761	9,952	458,606
Investment in subsidiaries	-	1,413	43,155	45	-	-	838	45,451
Investment in associates and joint ventures	-	10	-	-	-	-	11	21
Property and equipment	46,668	215	-	134	1,064	511	881	49,473
Investment property	-	-	-	-	-	-	620	620
Deferred income tax assets	21,742	4	-	-	37	-	60	21,843
Other assets	14,044	12,803	1,280	1,062	302	115	666	30,272
Total assets	2,972,053	1,032,210	136,304	93,627	66,631	12,770	89,617	4,403,212

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

4 Market Risk (Continued)

4.4 Foreign currency risk (Continued)

Bank

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	84,378	29,206	3,960	2,412	8,460	320	35,640	164,376
Due to central banks	–	36,573	5,776	–	–	–	–	42,349
Bank notes in circulation	–	–	–	–	–	–	1,909	1,909
Certificates of deposit and placements from banks and other financial institutions	78,156	57,015	7,102	3,163	142	147	871	146,596
Financial liabilities at fair value through profit or loss	9,682	57,116	13,844	130	–	613	56	81,441
Derivative financial instruments	6	9,141	69	113	78	140	96	9,643
Due to customers	2,891,429	268,327	69,661	36,405	40,242	11,075	41,426	3,358,565
Bonds issued	60,000	173	–	–	–	–	–	60,173
Other borrowings	–	24,000	–	15,247	3,984	786	1,989	46,006
Current tax liabilities	16,058	223	–	9	13	3	451	16,757
Retirement benefit obligations	7,444	–	–	–	–	–	–	7,444
Deferred income tax liabilities	–	20	–	–	–	–	12	32
Other liabilities	87,583	17,979	2,467	1,986	879	418	1,215	112,527
Total liabilities	3,234,736	499,773	102,879	59,465	53,798	13,502	83,665	4,047,818
Net on-balance sheet position	(262,683)	532,437	33,425	34,162	12,833	(732)	5,952	355,394
Net off-balance sheet position	439,686	(407,017)	22,467	(32,369)	(15,426)	1,170	(4,795)	3,716
Credit commitments	502,965	310,418	11,297	48,725	15,890	4,323	8,610	902,228

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable cost when required to meet a repayment obligation and fund its asset portfolio. The Group's objective in liquidity management is to ensure the availability of adequate funding to meet its needs to fund deposit withdrawals and other liabilities as they fall due, as well as being able to meet its obligations to fund loan originations and commitments and to take advantage of new investment opportunities.

5.1 Liquidity risk management policy and process

The Bank and overseas subsidiaries manage liquidity risk on their own basis. The Bank manages the liquidity risk of all branches, domestic and overseas.

The Bank has adopted the dual management strategies of asset liquidity management and liability liquidity management. The asset liquidity management strategies are intended to encourage diversification, the ability to realise assets, and to hold an appropriate level of high liquid assets in the portfolio. The strategies relating to liabilities are intended to increase the proportion of core deposits and to maintain the stability of liabilities and financing ability.

Sources of liquidity are regularly reviewed by a separate team in the Treasury Department to maintain a wide diversification by currency, geography, provider, product and term. A liquidity maturity analysis is performed by the Treasury Department on a monthly basis. The forecast net liquidity position is estimated and managed on a daily basis.

Assets available to meet all of the liabilities and to cover outstanding loan commitments include cash, certain central bank balances, loans and advances to banks, and loans and advances to customers. In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. The Group would also be able to meet unexpected net cash outflows by entering into repurchase and reverse repurchase transactions, and by selling securities and accessing additional funding sources.

For purposes of these tables, loans and advances to customers are considered overdue only if principal payments are overdue. In addition, for loans and advances to customers that are repayable by instalments, only the portion of the loan that is actually overdue is reported as overdue. Any part of the loan that is not due is reported according to residual maturity.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 Maturity analysis

The table below analyses the Group's and the Bank's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

Group

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	71,221	-	-	-	-	-	71,221
Balances with central banks	-	121,681	524,061	25,431	80,171	-	-	751,344
Placements with banks and other financial institutions	-	-	276,014	76,777	33,847	10	-	386,648
Government certificates of indebtedness for bank notes issued	-	32,478	-	-	-	-	-	32,478
Precious metals	-	44,412	-	-	-	-	-	44,412
Financial assets at fair value through profit or loss	-	4,235	8,398	19,142	26,147	31,303	35,440	124,665
Derivative financial instruments	-	11,879	4,587	5,727	16,666	4,237	2,743	45,839
Loans and advances to customers, net	24,894	26,904	135,571	262,986	758,152	771,723	774,263	2,754,493
Investment securities								
– available for sale	-	-	44,584	61,803	74,211	223,744	278,653	682,995
– held to maturity	-	-	28,918	30,676	96,417	203,707	86,929	446,647
– loans and receivables	-	-	18,477	16,140	37,950	337,308	48,745	458,620
Investment in associates and joint ventures	-	-	-	-	-	636	6,143	6,779
Property and equipment	-	-	-	-	-	-	83,805	83,805
Investment property	-	-	-	-	-	-	9,986	9,986
Deferred income tax assets	-	-	-	-	10	17,637	-	17,647
Other assets	168	9,607	17,630	9,662	10,300	11,694	14,577	73,638
Total assets	25,062	322,417	1,058,240	508,344	1,133,871	1,601,999	1,341,284	5,991,217

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 Maturity analysis (Continued)

Group

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	324,848	-	-	-	-	-	324,848
Due to central banks	-	11,425	44,155	5,408	29,497	-	-	90,485
Bank notes in circulation	-	32,605	-	-	-	-	-	32,605
Certificates of deposit and placements from banks and other financial institutions	-	895	171,559	35,574	33,058	7,396	-	248,482
Financial liabilities at fair value through profit or loss	-	-	50,148	11,729	16,557	6,430	1,791	86,655
Derivative financial instruments	-	7,791	3,051	3,025	6,183	3,831	3,381	27,262
Due to customers	-	2,026,682	717,561	466,710	985,708	202,954	496	4,400,111
Bonds issued	-	-	-	-	1,847	2,381	60,163	64,391
Other borrowings	-	-	1,153	668	5,214	18,392	26,281	51,708
Current tax liabilities	-	26	28	4	20,987	-	-	21,045
Retirement benefit obligations	-	-	81	162	728	3,025	3,235	7,231
Deferred income tax liabilities	-	-	-	-	-	2,894	-	2,894
Other liabilities	-	82,309	23,828	9,017	39,427	19,710	8,552	182,843
Total liabilities	-	2,486,581	1,011,564	532,297	1,139,206	267,013	103,899	5,540,560
Net Liquidity Gap	25,062	(2,164,164)	46,676	(23,953)	(5,335)	1,334,986	1,237,385	450,657

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 Maturity analysis (Continued)

Bank

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	-	66,348	-	-	-	-	-	66,348
Balances with central banks	-	90,280	525,551	25,431	80,171	-	-	721,433
Placements with banks and other financial institutions	-	-	201,509	49,352	26,915	7,464	117	285,357
Government certificates of indebtedness for bank notes issued	-	1,792	-	-	-	-	-	1,792
Precious metals	-	42,782	-	-	-	-	-	42,782
Financial assets at fair value through profit or loss	-	-	7,349	17,863	22,258	21,828	13,384	82,682
Derivative financial instruments	-	-	3,952	5,523	15,102	3,695	2,699	30,971
Loans and advances to customers, net	19,212	6,693	115,575	234,968	715,098	596,746	647,775	2,336,067
Investment securities								
- available for sale	-	-	38,263	57,750	64,158	179,066	229,650	568,887
- held to maturity	-	-	22,985	17,035	76,268	117,831	50,948	285,067
- loans and receivables	-	-	9,495	3,909	24,832	337,308	48,745	424,289
Investment in subsidiaries	-	-	-	-	-	321	48,693	49,014
Investment in associates and joint ventures	-	-	-	-	-	-	19	19
Property and equipment	-	-	-	-	-	-	50,453	50,453
Investment property	-	-	-	-	-	-	1,362	1,362
Deferred income tax assets	-	-	-	-	-	18,080	-	18,080
Other assets	155	1,718	4,395	8,884	8,399	8,230	9,531	41,312
Total assets	19,367	209,613	929,074	420,715	1,033,201	1,290,569	1,103,376	5,005,915

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 *Maturity analysis (Continued)*

Bank

	As at 31 December 2007							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	-	311,831	-	-	-	-	-	311,831
Due to central banks	-	11,394	44,155	5,408	29,497	-	-	90,454
Bank notes in circulation	-	1,919	-	-	-	-	-	1,919
Certificates of deposit and placements from banks and other financial institutions	-	-	175,814	40,100	29,392	6,584	-	251,890
Financial liabilities at fair value through profit or loss	-	-	47,592	9,773	10,520	3,366	1,504	72,755
Derivative financial instruments	-	-	2,588	2,525	5,068	2,657	3,163	16,001
Due to customers	-	1,696,836	399,188	369,701	949,390	202,278	496	3,617,889
Bonds issued	-	-	-	-	-	3,000	60,162	63,162
Other borrowings	-	-	1,153	653	5,214	14,801	16,300	38,121
Current tax liabilities	-	13	2	4	19,435	-	-	19,454
Retirement benefit obligations	-	-	81	162	728	3,025	3,235	7,231
Deferred income tax liabilities	-	-	-	-	-	44	-	44
Other liabilities	-	67,264	12,075	7,033	36,893	3,783	1,636	128,684
Total liabilities	-	2,089,257	682,648	435,359	1,086,137	239,538	86,496	4,619,435
Net liquidity gap	19,367	(1,879,644)	246,426	(14,644)	(52,936)	1,051,031	1,016,880	386,480

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 Maturity analysis (Continued)

Group

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	–	39,812	–	–	–	–	–	39,812
Balances with central banks	–	102,017	277,614	–	–	–	–	379,631
Placements with banks and other financial institutions	–	–	264,913	106,193	27,909	123	–	399,138
Government certificates of indebtedness for bank notes issued	–	36,626	–	–	–	–	–	36,626
Precious metals	–	42,083	–	–	–	–	–	42,083
Financial assets at fair value through profit or loss	–	–	9,611	10,043	14,868	41,703	39,603	115,828
Derivative financial instruments	–	6,466	2,516	1,699	8,181	3,321	2,654	24,837
Loans and advances to customers, net	48,388	32,925	129,262	251,375	646,647	624,209	604,920	2,337,726
Investment securities								
– available for sale	–	–	23,457	47,972	132,998	293,914	316,837	815,178
– held to maturity	–	–	26,616	57,308	102,015	186,741	88,460	461,140
– loans and receivables	–	–	52,744	62,973	85,706	250,169	48,744	500,336
Investment in associates and joint ventures	–	–	–	–	–	147	5,784	5,931
Property and equipment	–	–	–	–	–	–	86,200	86,200
Investment property	–	–	–	–	–	–	8,221	8,221
Deferred income tax assets	–	–	–	–	23	21,321	52	21,396
Other assets	366	8,473	10,994	6,422	16,733	4,131	6,451	53,570
Total assets	48,754	268,402	797,727	543,985	1,035,080	1,425,779	1,207,926	5,327,653

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 Maturity analysis (Continued)

Group

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	–	178,777	–	–	–	–	–	178,777
Due to central banks	–	11,116	4,412	5,078	21,768	–	–	42,374
Bank notes in circulation	–	36,823	–	–	–	–	–	36,823
Certificates of deposit and placements from banks and other financial institutions	–	2,515	79,096	19,698	25,160	20,439	–	146,908
Financial liabilities at fair value through profit or loss	–	–	20,933	14,501	38,739	14,966	9,586	98,725
Derivative financial instruments	–	2,977	1,087	1,787	2,228	3,673	2,571	14,323
Due to customers	–	1,854,295	671,453	439,215	847,843	277,401	911	4,091,118
Bonds issued	–	–	–	–	–	–	60,173	60,173
Other borrowings	–	–	947	743	5,754	22,633	33,321	63,398
Current tax liabilities	–	14	26	6	17,792	271	40	18,149
Retirement benefit obligations	–	–	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	–	–	–	–	1,808	1,201	20	3,029
Other liabilities	–	71,136	15,508	7,197	31,699	11,894	16,022	153,456
Total liabilities	–	2,157,653	793,544	488,388	993,504	355,565	126,043	4,914,697
Net liquidity gap	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 *Maturity analysis (Continued)*

Bank

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Assets								
Cash and due from banks	–	37,842	–	–	–	–	–	37,842
Balances with central banks	–	77,810	277,071	–	–	–	–	354,881
Placements with banks and other financial institutions	–	40	214,335	59,378	21,562	7,687	–	303,002
Government certificates of indebtedness for bank notes issued	–	1,713	–	–	–	–	–	1,713
Precious metals	–	40,542	–	–	–	–	–	40,542
Financial assets at fair value through profit or loss	–	–	2,967	7,254	10,311	33,203	22,846	76,581
Derivative financial instruments	–	77	1,726	1,391	7,863	2,861	2,445	16,363
Loans and advances to customers, net	46,546	2,730	118,855	233,901	605,283	481,126	483,424	1,971,865
Investment securities								
– available for sale	–	–	21,494	42,162	125,821	250,249	267,013	706,739
– held to maturity	–	–	21,077	47,967	62,063	98,480	57,811	287,398
– loans and receivables	–	–	48,966	48,310	62,417	250,169	48,744	458,606
Investment in subsidiaries	–	–	–	–	–	376	45,075	45,451
Investment in associates and joint ventures	–	–	–	–	–	10	11	21
Property and equipment	–	–	–	–	–	–	49,473	49,473
Investment property	–	–	–	–	–	–	620	620
Deferred income tax assets	–	–	–	–	–	21,791	52	21,843
Other assets	192	3,625	1,691	5,741	15,591	56	3,376	30,272
Total assets	46,738	164,379	708,182	446,104	910,911	1,146,008	980,890	4,403,212

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.2 Maturity analysis (Continued)

Bank

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	–	164,376	–	–	–	–	–	164,376
Due to central banks	–	11,091	4,412	5,078	21,768	–	–	42,349
Bank notes in circulation	–	1,909	–	–	–	–	–	1,909
Certificates of deposit and placements from banks and other financial institutions	–	830	77,969	23,610	25,614	18,573	–	146,596
Financial liabilities at fair value through profit or loss	–	–	16,093	11,998	32,748	11,329	9,273	81,441
Derivative financial instruments	–	–	731	1,621	2,046	2,952	2,293	9,643
Due to customers	–	1,545,119	357,605	355,959	822,620	276,664	598	3,358,565
Bonds issued	–	–	–	–	–	–	60,173	60,173
Other borrowings	–	–	947	743	4,870	17,862	21,584	46,006
Current tax liabilities	–	14	22	6	16,404	271	40	16,757
Retirement benefit obligations	–	–	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	–	–	–	–	8	4	20	32
Other liabilities	–	58,809	7,114	5,454	30,688	10,309	153	112,527
Total liabilities	–	1,782,148	464,975	404,632	957,479	341,051	97,533	4,047,818
Net liquidity gap	46,738	(1,617,769)	243,207	41,472	(46,568)	804,957	883,357	355,394

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.3 Non-derivative cash flows

The table below presents the cash flows by the Group and the Bank under non-derivative financial assets and financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Group

	As at 31 December 2007							
	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	71,221	-	-	-	-	-	-	71,221
Balances with central banks	121,681	524,061	25,431	80,171	-	-	-	751,344
Placements with banks and other financial institutions	-	276,014	76,777	33,847	10	-	-	386,648
Financial assets at fair value through profit or loss	4,235	8,405	19,233	26,303	31,161	35,744	-	125,081
Loans and advances to customers, net	31,650	136,500	264,976	764,978	772,807	774,959	29,241	2,775,111
Investment securities								
- available for sale	-	44,623	61,993	74,585	225,919	282,691	-	689,811
- held to maturity	-	29,237	30,440	97,182	204,060	86,664	-	447,583
- loans and receivables	-	18,478	16,139	38,225	337,297	48,745	-	458,884
Other assets[(1)]	7,360	32,008	44,304	145,218	400,288	428,472	336	1,057,986
Total financial assets	236,147	1,069,326	539,293	1,260,509	1,971,542	1,657,275	29,577	6,763,669
Due to banks and other financial institutions	324,848	-	-	-	-	-	-	324,848
Due to central banks	11,425	44,155	5,408	29,497	-	-	-	90,485
Certificates of deposit and placements from banks and other financial institutions	895	171,559	35,574	33,058	7,396	-	-	248,482
Financial liabilities at fair value through profit or loss	-	50,147	11,729	16,557	6,421	1,777	-	86,631
Due to customers	2,026,682	717,561	466,710	985,708	202,954	496	-	4,400,111
Bonds issued	-	-	-	1,847	2,381	60,163	-	64,391
Other borrowings	-	1,153	668	5,214	18,392	26,281	-	51,708
Other liabilities[(1)]	60,450	23,924	14,484	57,397	57,110	23,422	-	236,787
Total financial liabilities	2,424,300	1,008,499	534,573	1,129,278	294,654	112,139	-	5,503,443

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.3 Non-derivative cash flows (Continued)

Bank

	As at 31 December 2007							
	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	66,348	-	-	-	-	-	-	66,348
Balances with central banks	90,280	525,551	25,431	80,171	-	-	-	721,433
Placements with banks and other financial institutions	-	201,509	49,352	26,915	7,464	117	-	285,357
Financial assets at fair value through profit or loss	-	7,356	17,954	22,415	21,640	13,543	-	82,908
Loans and advances to customers, net	6,693	115,628	235,391	716,640	597,178	647,782	28,269	2,347,581
Investment securities								
– available for sale	-	38,301	57,940	64,529	181,213	233,603	-	575,586
– held to maturity	-	23,305	16,799	77,033	118,183	50,682	-	286,002
– loans and receivables	-	9,214	4,190	25,107	337,297	48,745	-	424,553
Other assets[(1)]	532	15,979	37,955	123,994	348,730	347,415	319	874,924
Total financial assets	163,853	936,843	445,012	1,136,804	1,611,705	1,341,887	28,588	5,664,692
Due to banks and other financial institutions	311,831	-	-	-	-	-	-	311,831
Due to central banks	11,394	44,155	5,408	29,497	-	-	-	90,454
Certificates of deposit and placements from banks and other financial institutions	-	175,814	40,100	29,392	6,584	-	-	251,890
Financial liabilities at fair value through profit or loss	-	47,592	9,773	10,520	3,357	1,490	-	72,732
Due to customers	1,696,836	399,188	369,701	949,390	202,278	496	-	3,617,889
Bonds issued	-	-	-	-	3,000	60,162	-	63,162
Other borrowings	-	1,153	653	5,214	14,801	16,300	-	38,121
Other liabilities[(1)]	53,947	11,775	12,363	55,407	54,805	23,027	-	211,324
Total financial liabilities	2,074,008	679,677	437,998	1,079,420	284,825	101,475	-	4,657,403

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.3 *Non-derivative cash flows (Continued)*

Group

	As at 31 December 2006							
	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	39,812	–	–	–	–	–	–	39,812
Balances with central banks	102,017	277,614	–	–	–	–	–	379,631
Placements with banks and other financial institutions	–	264,913	106,193	27,909	123	–	–	399,138
Financial assets at fair value through profit or loss	–	9,611	10,051	14,929	41,313	39,736	–	115,640
Loans and advances to customers, net	33,241	130,172	253,706	654,047	625,887	606,111	57,204	2,360,368
Investment securities								
– available for sale	–	23,790	48,112	134,482	293,741	317,748	–	817,873
– held to maturity	–	26,658	57,404	102,804	187,245	88,086	–	462,197
– loans and receivables	–	52,831	63,247	86,135	250,169	48,745	–	501,127
Other assets(1)	9,401	53,765	55,308	83,737	229,470	441,651	422	873,754
Total financial assets	184,471	839,354	594,021	1,104,043	1,627,948	1,542,077	57,626	5,949,540
Due to banks and other financial institutions	178,777	–	–	–	–	–	–	178,777
Due to central banks	11,116	4,412	5,078	21,768	–	–	–	42,374
Certificates of deposit and placements from banks and other financial institutions	2,515	79,096	19,698	25,160	20,439	–	–	146,908
Financial liabilities at fair value through profit or loss	–	21,010	14,501	38,740	14,963	9,511	–	98,725
Due to customers	1,854,295	671,453	439,215	847,843	277,401	911	–	4,091,118
Bonds issued	–	–	–	–	–	60,173	–	60,173
Other borrowings	–	947	743	5,754	22,633	33,321	–	63,398
Other liabilities(1)	63,770	21,512	12,248	48,259	53,637	20,186	–	219,612
Total financial liabilities	2,110,473	798,430	491,483	987,524	389,073	124,102	–	4,901,085

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.3 *Non-derivative cash flows (Continued)*

Bank

	As at 31 December 2006							
	On demand	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Overdue	Total
Cash and due from banks	37,842	–	–	–	–	–	–	37,842
Balances with central banks	77,810	277,071	–	–	–	–	–	354,881
Placements with banks and other financial institutions	40	214,335	59,378	21,562	7,687	–	–	303,002
Financial assets at fair value through profit or loss	–	2,970	7,262	10,367	32,818	22,957	–	76,374
Loans and advances to customers, net	2,942	119,357	234,791	606,763	482,293	484,164	55,357	1,985,667
Investment securities								
– available for sale	–	21,827	42,302	127,304	250,077	267,926	–	709,436
– held to maturity	–	21,120	48,063	62,851	98,985	57,437	–	288,456
– loans and receivables	–	49,053	48,584	62,845	250,169	48,745	–	459,396
Other assets[1]	3,225	49,668	52,351	72,546	195,169	352,264	243	725,466
Total financial assets	121,859	755,401	492,731	964,238	1,317,198	1,233,493	55,600	4,940,520
Due to banks and other financial institutions	164,376	–	–	–	–	–	–	164,376
Due to central banks	11,091	4,412	5,078	21,768	–	–	–	42,349
Certificates of deposit and placements from banks and other financial institutions	830	77,969	23,610	25,614	18,573	–	–	146,596
Financial liabilities at fair value through profit or loss	–	16,171	11,998	32,748	11,327	9,197	–	81,441
Due to customers	1,545,119	357,605	355,959	822,620	276,664	598	–	3,358,565
Bonds issued	–	–	–	–	–	60,173	–	60,173
Other borrowings	–	947	743	4,870	17,862	21,584	–	46,006
Other liabilities[1]	56,266	10,697	10,465	45,093	55,075	16,046	–	193,642
Total financial liabilities	1,777,682	467,801	407,853	952,713	379,501	107,598	–	4,093,148

(1) Within other assets and other liabilities are amounts relating to the interest elements on financial assets and financial liabilities.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 *Derivatives cash flows*

(a) *Derivatives settled on a net basis*

The table below analyses the Group's and the Bank's derivative financial instruments with net positive or negative fair value at the balance sheet date that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Except for customer driven derivatives which are disclosed at fair value (i.e. discounted cash flows basis), other derivatives are disclosed at undiscounted cash flows.

Group

	As at 31 December 2007					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives						
- Cash flows of derivatives with net positive fair value	11,207	54	(243)	11	-	11,029
- Cash flows of derivatives with net negative fair value	(6,791)	(61)	258	(9)	-	(6,603)
Interest rate derivatives						
- Cash flows of derivatives with net positive fair value	259	150	194	942	1,993	3,538
- Cash flows of derivatives with net negative fair value	(140)	(285)	(257)	(899)	(2,035)	(3,616)
Precious metals derivatives						
- Cash flows of derivatives with net positive fair value	702	-	-	-	-	702
- Cash flows of derivatives with net negative fair value	(1,039)	-	-	-	-	(1,039)
Equity derivatives						
- Cash flows of derivatives with net positive fair value	33	43	588	18	-	682
- Cash flows of derivatives with net negative fair value	(3)	(92)	(317)	(17)	-	(429)
Total	4,228	(191)	223	46	(42)	4,264

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 Derivatives cash flows (Continued)

(a) Derivatives settled on a net basis (Continued)

Bank

	As at 31 December 2007					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives						
- Cash flows of derivatives with net positive fair value	21	36	133	28	–	218
- Cash flows of derivatives with net negative fair value	(30)	(50)	(169)	(28)	-	(277)
Interest rate derivatives						
- Cash flows of derivatives with net positive fair value	245	105	113	738	1,992	3,193
- Cash flows of derivatives with net negative fair value	(12)	(184)	(89)	(504)	(1,967)	(2,756)
Total	224	(93)	(12)	234	25	378

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 Derivatives cash flows (Continued)

(a) Derivatives settled on a net basis (Continued)

Group

	As at 31 December 2006					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives						
- Cash flows of derivatives with net positive fair value	6,092	153	126	30	-	6,401
- Cash flows of derivatives with net negative fair value	(2,575)	(139)	(98)	(29)	-	(2,841)
Interest rate derivatives						
- Cash flows of derivatives with net positive fair value	319	293	693	1,634	1,573	4,512
- Cash flows of derivatives with net negative fair value	(139)	(395)	(973)	(2,321)	(1,710)	(5,538)
Precious metals derivatives						
- Cash flows of derivatives with net positive fair value	202	-	-	-	-	202
- Cash flows of derivatives with net negative fair value	(440)	-	-	-	-	(440)
Equity derivatives						
- Cash flows of derivatives with net positive fair value	2	1	4	-	-	7
- Cash flows of derivatives with net negative fair value	(7)	(1)	2	(2)	-	(8)
Total	3,454	(88)	(246)	(688)	(137)	2,295

Bank

	As at 31 December 2006					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives						
- Cash flows of derivatives with net positive fair value	55	153	148	31	-	387
- Cash flows of derivatives with net negative fair value	(48)	(139)	(126)	(30)	-	(343)
Interest rate derivatives						
- Cash flows of derivatives with net positive fair value	314	279	752	1,583	1,618	4,546
- Cash flows of derivatives with net negative fair value	(121)	(327)	(748)	(1,586)	(1,633)	(4,415)
Total	200	(34)	26	(2)	(15)	175

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 Derivatives cash flows (Continued)

(b) Derivatives settled on a gross basis

The table below analyses the Group's and the Bank's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Except for customer driven derivatives which are disclosed at fair value (i.e. discounted cash flows basis), other derivatives are disclosed at undiscounted cash flows.

Group

	As at 31 December 2007					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
- Outflow	(293,300)	(270,384)	(753,455)	(53,776)	(538)	(1,371,453)
- Inflow	289,765	274,337	764,574	55,035	515	1,384,226
Interest rate derivatives:						
- Outflow	(14,396)	-	(3,637)	(7)	-	(18,040)
- Inflow	7,585	2,497	1	2	-	10,085
Precious metals and other commodity derivatives:						
- Outflow	(3,681)	(2,682)	(9,713)	(1,924)	-	(18,000)
- Inflow	3,375	2,286	9,148	1,928	-	16,737
Equity derivatives:						
- Outflow	(120)	(66)	(938)	(26)	-	(1,150)
- Inflow	207	93	938	26	-	1,264
Total outflow	(311,497)	(273,132)	(767,743)	(55,733)	(538)	(1,408,643)
Total inflow	300,932	279,213	774,661	56,991	515	1,412,312

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 *Derivatives cash flows (Continued)*

(b) Derivatives settled on a gross basis (Continued)

Bank

	As at 31 December 2007					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
– Outflow	(215,940)	(222,186)	(730,371)	(49,500)	(538)	(1,218,535)
– Inflow	210,621	226,329	741,599	50,818	515	1,229,882
Interest rate derivatives:						
– Outflow	(14,396)	-	(3,635)	-	-	(18,031)
– Inflow	7,585	2,201	-	-	-	9,786
Precious metals and other commodity derivatives:						
– Outflow	(3,473)	(2,283)	(9,044)	(1,924)	-	(16,724)
– Inflow	3,375	2,286	9,148	1,928	-	16,737
Total outflow	(233,809)	(224,469)	(743,050)	(51,424)	(538)	(1,253,290)
Total inflow	221,581	230,816	750,747	52,746	515	1,256,405

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 Derivatives cash flows (Continued)

(b) Derivatives settled on a gross basis (Continued)

Group

	As at 31 December 2006					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
- Outflow	(315,016)	(115,156)	(500,289)	(44,538)	(25,660)	(1,000,659)
- Inflow	316,448	115,799	503,832	44,016	25,666	1,005,761
Interest rate derivatives:						
- Outflow	(6,634)	(6,619)	–	–	–	(13,253)
- Inflow	5,122	9,220	54,094	–	–	68,436
Precious metals and other commodity derivatives:						
- Outflow	(519)	(372)	(872)	(556)	–	(2,319)
- Inflow	1,008	–	232	562	–	1,802
Equity derivatives:						
- Outflow	(14)	(1)	–	–	–	(15)
- Inflow	2	1	4	–	–	7
Total outflow	(322,183)	(122,148)	(501,161)	(45,094)	(25,660)	(1,016,246)
Total inflow	322,580	125,020	558,162	44,578	25,666	1,076,006

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.4 Derivatives cash flows (Continued)

(b) Derivatives settled on a gross basis (Continued)

Bank

	As at 31 December 2006					
	Less than 1 month	Between 1-3 months	Between 3-12 months	Between 1-5 years	Over 5 years	Total
Exchange rate derivatives:						
- Outflow	(168,228)	(78,256)	(490,419)	(44,453)	(1,313)	(782,669)
- Inflow	169,298	78,737	493,964	43,930	1,319	787,248
Interest rate derivatives:						
- Outflow	(6,634)	(6,619)	–	–	–	(13,253)
- Inflow	5,122	9,220	54,094	–	–	68,436
Precious metals and other commodity derivatives:						
- Outflow	(416)	–	(230)	(556)	–	(1,202)
- Inflow	1,008	–	232	562	–	1,802
Total outflow	(175,278)	(84,875)	(490,649)	(45,009)	(1,313)	(797,124)
Total inflow	175,428	87,957	548,290	44,492	1,319	857,486

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.5 *Off-balance sheet items*

The Group's and the Bank's off-balance sheet financial instruments that commit it to extend credit to customers and other facilities are summarised in the table below at the remaining period to the contractual maturity date. Financial guarantees are also included below at notional amounts and based on the earliest contractual maturity date. Where the Group and the bank is the lessee under operating lease commitments, the future minimum lease payments under non-cancellable operating leases, as disclosed in Note V.41, are summarised in the tables below.

Group

	As at 31 December 2007			
	Less than 1 year	**Between 1-5 years**	**Over 5 years**	**Total**
Loan commitments	**512,360**	**42,427**	**11,212**	**565,999**
Guarantees, acceptances and other financial facilities	**491,721**	**178,906**	**98,921**	**769,548**
Operating lease commitments	**1,852**	**4,051**	**1,556**	**7,459**
Capital commitments	**8,353**	**37,557**	**–**	**45,910**
Total	**1,014,286**	**262,941**	**111,689**	**1,388,916**

	As at 31 December 2006			
	Less than 1 year	Between 1-5 years	Over 5 years	Total
Loan commitments	427,467	34,420	8,684	470,571
Guarantees, acceptances and other financial facilities	401,008	133,650	82,593	617,251
Operating lease commitments	1,604	3,511	1,571	6,686
Capital commitments	7,457	31,694	1,126	40,277
Total	837,536	203,275	93,974	1,134,785

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

5 Liquidity risk (Continued)

5.5 *Off-balance sheet items (Continued)*

Bank

	As at 31 December 2007			
	Less than 1 year	Between 1-5 years	Over 5 years	Total
Loan commitments	**328,344**	**41,273**	**10,977**	**380,594**
Guarantees, acceptances and other financial facilities	**462,830**	**180,550**	**99,301**	**742,681**
Operating lease commitments	**1,467**	**3,648**	**1,556**	**6,671**
Capital commitments	**2,562**	**325**	**–**	**2,887**
Total	**795,203**	**225,796**	**111,834**	**1,132,833**

	As at 31 December 2006			
	Less than 1 year	Between 1-5 years	Over 5 years	Total
Loan commitments	267,259	34,045	8,608	309,912
Guarantees, acceptances and other financial facilities	377,327	134,866	80,123	592,316
Operating lease commitments	1,286	3,175	1,565	6,026
Capital commitments	4,364	377	–	4,741
Total	650,236	172,463	90,296	912,995

III FINANCIAL RISK MANAGEMENT (Continued)

6 Fair value of financial assets and liabilities

6.1 Financial instruments measured at fair value using a valuation technique

The total amount of the change in fair value estimated using a valuation technique based on unobservable parameters that was recognised in profit or loss during the year is nil (2006: nil).

6.2 Financial instruments not measured at fair value

The tables below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the balance sheet at their fair value. Financial assets and liabilities for which the carrying value approximates fair value, such as balances with central banks, placements with banks and other financial institutions and government certificates of indebtedness for bank notes issued, have not been included in the tables below.

Group

	Carrying value as at 31 December		Fair value as at 31 December	
	2007	2006	**2007**	2006
Financial assets				
Loans and advances to customers, net	**2,754,493**	2,337,726	**2,741,712**	2,337,710
Investment securities				
– held to maturity	**446,647**	461,140	**443,610**	459,897
– loans and receivables	**458,620**	500,336	**458,665**	500,359
Financial liabilities				
Certificates of deposit and placements from banks and other financial institutions	**248,482**	146,908	**248,552**	146,967
Due to customers	**4,400,111**	4,091,118	**4,397,109**	4,091,513
Bonds issued	**64,391**	60,173	**64,138**	60,931
Other borrowings	**51,708**	63,398	**47,674**	57,441

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

6 Fair value of financial assets and liabilities (Continued)

6.2 Financial instruments not measured at fair value (Continued)

Bank

	Carrying value as at 31 December		Fair value as at 31 December	
	2007	2006	**2007**	2006
Financial assets				
Loans and advances to customers, net	**2,336,067**	1,971,865	**2,323,269**	1,971,846
Investment securities				
– held to maturity	**285,067**	287,398	**282,965**	287,082
– loans and receivables	**424,289**	458,606	**424,291**	458,581
Financial liabilities				
Certificates of deposit and placements from banks and other financial institutions	**251,890**	146,596	**251,959**	146,655
Due to customers	**3,617,889**	3,358,565	**3,614,887**	3,358,960
Bonds issued	**63,162**	60,173	**62,910**	60,931
Other borrowings	**38,121**	46,006	**34,087**	40,049

(i) Loans and advances to customers

Loans and advances are net of allowances for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

(ii) Investment securities

Investment securities include interest-bearing assets held to maturity, available for sale and loans and receivables. Assets classified as available for sale are measured at fair value. Fair value of held to maturity securities is based on market prices or broker/dealer price quotations. Where this information for held to maturity securities and loans and receivables is not available, fair value is estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

III FINANCIAL RISK MANAGEMENT (Continued)

6 Fair value of financial assets and liabilities (Continued)

6.2 Financial instruments not measured at fair value (Continued)

(iii) Certificates of deposit and placements from banks and other financial institutions and due to customers

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits, placements from banks and other financial institutions and other borrowings not quoted in an active market is based on discounted cash flows using interest rates for new debts with similar remaining maturity; unless they are quoted in an active market in which case quoted prices are used to estimate fair value.

(iv) Bond issued and other borrowings

The aggregate fair values are calculated based on quoted market prices. For those bonds and borrowings where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

7 Capital management

The Group's objectives when managing capital, are:

- to comply with the capital requirements set by the regulators of the banking markets where the entities within the Group operate;
- to safeguard the Group's ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders; and
- to maintain a strong capital base to support the development of its business.

Capital adequacy and regulatory capital are monitored by Group management, employing techniques based on the guidelines developed by the Basel Committee, as implemented by the CBRC, for supervisory purposes. The required information is filed with the CBRC on a quarterly basis.

(Amount in millions of Renminbi, unless otherwise stated)

III FINANCIAL RISK MANAGEMENT (Continued)

7 Capital management (Continued)

The CBRC requires each bank or banking group to maintain a ratio of total regulatory capital to its risk-weighted assets at or above the agreed minimum of 8%, and a core capital ratio of above 4%.

The Group's regulatory capital as managed by its Treasury Department is divided into two tiers:

- Core capital: share capital, capital reserve, reserves created by appropriations of retained earnings, retained earnings and minority interest arising on consolidation from interests in permanent shareholders' equity; and

- Supplementary capital: long-term subordinated bond issued, collective impairment allowances and others.

Goodwill, investments in entities engaged in banking and financial activities which are not consolidated in the financial statements, investment properties and investments in commercial corporations are deducted from core and supplementary capital to arrive at the regulatory capital.

The on-balance sheet risk-weighted assets are measured by means of a hierarchy of four risk weights classified according to the nature of, and reflecting an estimate of, credit and other risks associated with each asset and customer, and taking into account any eligible collateral or guarantees. A similar treatment is adopted for off-balance sheet exposure with adjustments to reflect the contingent nature of the potential losses. The market risk capital adjustment is measured by means of a standardized (market risk) approach.

The tables below summarise the capital adequacy ratios and the composition of regulatory capital of the Group for the years ended 31 December 2007 and 2006. The Group complied with the externally imposed capital requirements to which it is subject.

	As at 31 December	
	2007	2006
Capital adequacy ratio	**13.34%**	13.59%
Core capital adequacy ratio	**10.67%**	11.44%

The capital adequacy ratios above are calculated in accordance with the rules and regulations promulgated by the CBRC, and the generally accepted accounting principles of the PRC. The regulatory indicators are measured according to the regulatory requirements and accounting standards of the reporting period, and no retrospective adjustment was made to the comparative amounts.

III FINANCIAL RISK MANAGEMENT (Continued)

7 Capital management (Continued)

Group

	As at 31 December	
	2007	2006
Components of Capital base		
Core capital:		
Share capital	**253,794**	253,623
Reserves[(b)]	**126,567**	126,916
Minority interest	**30,227**	29,560
Subtotal core capital	**410,588**	410,099
Supplementary capital:		
Collective impairment allowances	**31,897**	28,315
Long-term subordinated bonds issued	**60,000**	60,000
Others[(b)]	**16,672**	(2,439)
Gross value of supplementary capital	**108,569**	85,876
Total capital base before deductions	**519,157**	495,975
Deductions:		
Goodwill	**(1,752)**	(1,875)
Investments in entities engaged in banking and financial activities which are not consolidated	**(1,932)**	(4,371)
Investment properties	**(9,986)**	(5,141)
Investments in commercial corporations	**(4,847)**	(13,226)
Total capital base after deductions	**500,640**	471,362
Core capital base after deductions[(a)]	**400,454**	396,855
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	**3,754,108**	3,469,017

III FINANCIAL RISK MANAGEMENT (Continued)

7 Capital management (Continued)

(a) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base.

The increase of the regulatory capital in 2007 was mainly due to the contribution of the current year profit.

(b) Pursuant to regulations released by CBRC in November 2007, all net unrealised fair value gains after tax consideration are removed from the core capital calculation. The fair value gains on trading activities recognised in profit and loss are included in the supplementary capital. Only a certain percentage of fair value gain recognised in equity can be included in the supplementary capital.

8 Insurance risk

Insurance contracts are mainly sold in the Chinese Mainland and Hong Kong and are mainly denominated in Renminbi and Hong Kong Dollars. The risk under any one insurance contract is the possibility that the insured event occurs and the uncertainty of the amount of the resulting claim. This risk is inherently random and, therefore, unpredictable. The Group manages its portfolio of insurance risks through its underwriting strategy and policies, portfolio management techniques, adequate reinsurance arrangements and proactive claims handling and processing. The underwriting strategy attempts to ensure that the underwritten risks are well diversified in terms of type and amount of risk and industry.

For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This could occur because the frequency or severity of the claims and benefits are greater than estimated. Insurance events are random and the actual number and amount of claims and benefits will vary from year to year from the level established using statistical techniques.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducted mortality rate studies and policy lapse studies in order to determine the appropriate assumptions.

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Areas susceptible to changes in essential estimates and judgments, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be materially different from the estimates referred to below.

1 Impairment allowances on loans and advances

The Group reviews its loan portfolios to assess impairment on a periodic basis, unless known circumstances indicate that impairment may have occurred as of an interim date. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel. The Group's models for fair value of derivatives and other financial instruments use only observable data and input parameters.

With respect to PRC government obligations related to large-scale policy directed financing transactions fair value is determined using the stated interest rate of the related instrument and with reference to rates determined by the PRC government in similar transactions engaged in or directed by the PRC government. In this regard, there are no other relevant market prices or yields reflecting arm's length transactions of a comparable size and tenor, available.

IV CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES (Continued)

3 Impairment of available for sale financial assets and held to maturity securities

The Group follows the guidance of IAS 39 to determine when an available for sale or held to maturity financial asset is impaired. This determination requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, credit ratings, delinquency rates and counterparty risk.

4 Held to maturity securities

The Group follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held to maturity. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to hold these investments to maturity other than for specific circumstances defined in IAS 39 such as, selling an insignificant amount close to maturity, it will be required to reclassify the entire portfolio of assets as available for sale.

5 Employee retirement benefit obligations

As described in Note II.22(2) and Note V.34, the Bank has established liabilities in connection with benefits paid to certain retired and early retired employees. The amounts of employee benefit expense and these liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, pension benefit inflation rates, medical benefit inflation rates, and other factors. Actual results that differ from the assumptions are recognised immediately and, therefore, affect recognised expense in the year in which such differences arise. While management believes that its assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Bank's expense related to its employee retirement benefit obligations.

6 Income taxes

The Group is subject to income taxes in numerous jurisdictions; principally, however in the Chinese Mainland and Hong Kong. Significant estimates are required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. In particular, the deductibility of certain items in the Chinese Mainland is subject to government approval. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period during which such a determination is made.

V NOTES TO THE FINANCIAL STATEMENTS

1 Segment information

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo.

The geographical analysis of revenue, expense, segment result, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organisational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Profit and loss accounts, assets and liabilities, capital expenditure, depreciation and amortisation and credit commitments have generally been based on the country in which the branch or subsidiary is located.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2007

		Hong Kong and Macau					
	Chinese Mainland	BOC Hong Kong Group	Others	Subtotal	Other overseas locations	Elimination	Total
Interest income	208,599	44,677	5,775	50,452	10,222	(7,402)	261,871
Interest expense	(78,066)	(25,622)	(4,832)	(30,454)	(8,008)	7,402	(109,126)
Net interest income	130,533	19,055	943	19,998	2,214	-	152,745
Fee and commission income	18,904	7,726	3,963	11,689	1,092	(131)	31,554
Fee and commission expense	(970)	(1,752)	(1,309)	(3,061)	(166)	131	(4,066)
Net fee and commission income	17,934	5,974	2,654	8,628	926	-	27,488
Net trading (losses)/gains	(3,275)	1,796	740	2,536	77	-	(662)
Net (losses)/gains on investment securities	(17,444)	(2,126)	3,992	1,866	52	-	(15,526)
Other operating income*	2,625	9,962	5,640	15,602	512	(72)	18,667
Operating income	130,373	34,661	13,969	48,630	3,781	(72)	182,712
Operating expenses*	(61,134)	(16,721)	(5,548)	(22,269)	(1,695)	72	(85,026)
Impairment losses on loans and advances	(8,831)	670	22	692	(113)	-	(8,252)
Operating profit	60,408	18,610	8,443	27,053	1,973	-	89,434
Share of results of associates and joint ventures	-	4	1,259	1,263	-	-	1,263
Profit before income tax	60,408	18,614	9,702	28,316	1,973	-	90,697
Income tax expense	(24,577)	(3,213)	(462)	(3,675)	(409)	-	(28,661)
Profit for the year	35,831	15,401	9,240	24,641	1,564	-	62,036
Segment assets	4,778,855	987,437	164,497	1,151,934	236,754	(183,105)	5,984,438
Investment in associates and joint ventures	-	78	6,701	6,779	-	-	6,779
Total assets	4,778,855	987,515	171,198	1,158,713	236,754	(183,105)	5,991,217
Segment liabilities	4,451,257	906,204	141,709	1,047,913	224,495	(183,105)	5,540,560
Other segment items:							
Capital expenditure	8,354	1,121	3,050	4,171	223	-	12,748
Depreciation and amortisation	5,528	631	820	1,451	115	-	7,094
Credit commitments	1,052,891	216,583	15,602	232,185	74,963	(24,492)	1,335,547

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2006

	Chinese Mainland	Hong Kong and Macau: BOC Hong Kong Group	Hong Kong and Macau: Others	Hong Kong and Macau: Subtotal	Other overseas locations	Elimination	Total
Interest income	167,024	41,061	4,870	45,931	7,563	(5,184)	215,334
Interest expense	(65,575)	(24,668)	(3,158)	(27,826)	(5,750)	5,188	(93,963)
Net interest income	101,449	16,393	1,712	18,105	1,813	4	121,371
Fee and commission income	9,593	4,893	2,311	7,204	911	(569)	17,139
Fee and commission expense	(964)	(1,306)	(529)	(1,835)	(82)	65	(2,816)
Net fee and commission income	8,629	3,587	1,782	5,369	829	(504)	14,323
Net trading (losses)/gains	(3,927)	1,835	570	2,405	(22)	-	(1,544)
Net gains/(losses) on investment securities	664	(5)	434	429	39	-	1,132
Other operating income*	1,695	7,317	4,044	11,361	85	(45)	13,096
Operating income	108,510	29,127	8,542	37,669	2,744	(545)	148,378
Operating expenses*	(50,357)	(13,431)	(3,520)	(16,951)	(1,483)	60	(68,731)
Impairment losses on loans and advances	(15,546)	1,836	1,147	2,983	221	-	(12,342)
Operating profit	42,607	17,532	6,169	23,701	1,482	(485)	67,305
Share of results of associates and joint ventures	-	4	683	687	-	(55)	632
Profit before income tax	42,607	17,536	6,852	24,388	1,482	(540)	67,937
Income tax expense	(16,138)	(2,902)	(533)	(3,435)	(290)	190	(19,673)
Profit for the year	26,469	14,634	6,319	20,953	1,192	(350)	48,264
Segment assets	4,220,394	926,023	152,125	1,078,148	214,766	(191,586)	5,321,722
Investment in associates and joint ventures	1	59	5,871	5,930	-	-	5,931
Total assets	4,220,395	926,082	157,996	1,084,078	214,766	(191,586)	5,327,653
Segment liabilities	3,921,219	844,984	135,405	980,389	204,675	(191,586)	4,914,697
Other segment items:							
Capital expenditure	5,954	740	666	1,406	52	-	7,412
Depreciation and amortisation	5,193	557	188	745	88	-	6,026
Credit commitments	839,637	188,664	14,810	203,474	61,048	(16,337)	1,087,822

* Other operating income includes insurance premium income earned, and operating expenses include insurance benefits and claims.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment expense, segment result, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The pricing of these transactions is based on market deposit and lending rates, adjusted for pre-determined margins. These margins reflect differentiation based on product features and maturities. The transactions are eliminated on consolidation.

Corporate banking – providing services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, custody, foreign currency and derivative products.

Personal banking – providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations – consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. The results of this segment include the inter-segment funding income and expenses, resulting from interest bearing assets and liabilities; and foreign currency translation gains and losses.

Investment banking – consisting of debt and equity underwriting and financial advisory, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance – underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2007

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	117,941	93,873	100,744	1,217	871	456	(53,231)	261,871
Interest expense	(52,324)	(50,543)	(55,685)	(828)	-	(2,977)	53,231	(109,126)
Net interest income	65,617	43,330	45,059	389	871	(2,521)	-	152,745
Fee and commission income	16,776	10,588	1,238	3,292	2	261	(603)	31,554
Fee and commission expense	(932)	(1,593)	(164)	(1,003)	(646)	(227)	499	(4,066)
Net fee and commission income	15,844	8,995	1,074	2,289	(644)	34	(104)	27,488
Net trading gains/(losses)	4,934	3,042	(10,169)	436	966	129	-	(662)
Net (losses)/gains on investment securities	-	-	(19,519)	-	-	3,993	-	(15,526)
Other operating income	210	1,410	11	80	9,353	8,979	(1,376)	18,667
Operating income	86,605	56,777	16,456	3,194	10,546	10,614	(1,480)	182,712
Operating expenses	(31,467)	(29,324)	(10,461)	(1,822)	(10,313)	(3,119)	1,480	(85,026)
Impairment losses on loans and advances	(7,518)	(746)	-	12	-	-	-	(8,252)
Operating profit	47,620	26,707	5,995	1,384	233	7,495	-	89,434
Share of results of associates and joint ventures	-	-	-	606	-	669	(12)	1,263
Profit before income tax	47,620	26,707	5,995	1,990	233	8,164	(12)	90,697
Income tax expense								(28,661)
Profit for the year								62,036
Segment assets	2,064,142	811,793	2,983,730	33,419	28,222	114,406	(51,274)	5,984,438
Investment in associates and joint ventures	-	-	-	1,373	245	5,206	(45)	6,779
Total assets	2,064,142	811,793	2,983,730	34,792	28,467	119,612	(51,319)	5,991,217
Capital expenditure	2,861	3,152	151	99	169	6,316	-	12,748

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

As at and for the year ended 31 December 2006

	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	96,920	88,291	84,521	679	594	536	(56,207)	215,334
Interest expense	(41,111)	(51,877)	(54,661)	(543)	(19)	(1,963)	56,211	(93,963)
Net interest income	55,809	36,414	29,860	136	575	(1,427)	4	121,371
Fee and commission income	7,039	7,774	930	2,039	3	385	(1,031)	17,139
Fee and commission expense	(365)	(1,537)	(171)	(396)	(546)	(270)	469	(2,816)
Net fee and commission income	6,674	6,237	759	1,643	(543)	115	(562)	14,323
Net trading gains/(losses)	4,105	2,264	(8,810)	310	546	40	1	(1,544)
Net gains on investment securities	–	–	695	–	–	437	–	1,132
Other operating income	136	396	32	149	7,968	5,700	(1,235)	13,096
Operating income	66,724	45,311	22,536	2,238	8,546	4,865	(1,842)	148,378
Operating expenses	(26,098)	(23,927)	(8,818)	(1,177)	(7,965)	(2,096)	1,350	(68,731)
Impairment losses on loans and advances	(11,542)	(794)	–	(6)	–	–	–	(12,342)
Operating profit	29,084	20,590	13,718	1,055	581	2,769	(492)	67,305
Share of results of associates and joint ventures	–	–	–	238	2	440	(48)	632
Profit before income tax	29,084	20,590	13,718	1,293	583	3,209	(540)	67,937
Income tax expense								(19,673)
Profit for the year								48,264
Segment assets	1,795,152	687,553	2,725,362	22,755	19,933	108,722	(37,755)	5,321,722
Investment in associates and joint ventures	–	–	–	911	244	4,844	(68)	5,931
Total assets	1,795,152	687,553	2,725,362	23,666	20,177	113,566	(37,823)	5,327,653
Capital expenditure	1,542	2,744	105	24	19	2,978	–	7,412

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

With effect from 1 January 2007, the Group revised its basis of allocating segment operating expense in respect of the cost of retail counter staff and sales department staff between the corporate banking and personal banking segments to more appropriately reflect its business segment operating profit.

The effect of the change in basis of staff cost allocation between corporate banking and personal banking segments for the year ended 31 December 2006 is summarised below:

	Corporate banking	Personal banking	Treasury operations	Other business segments	Total
Operating Expenses – Original	(22,904)	(27,121)	(8,818)	(9,888)	(68,731)
Operating Expenses – Restated	(26,098)	(23,927)	(8,818)	(9,888)	(68,731)
Effect of Change	(3,194)	3,194	–	–	–
Operating Profit – Original	32,278	17,396	13,718	3,913	67,305
Operating Profit – Restated	29,084	20,590	13,718	3,913	67,305
Effect of Change	(3,194)	3,194	–	–	–

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

2 Net interest income

	Year ended 31 December	
	2007	2006
Interest income		
Loans and advances to customers	**158,390**	128,934
Investment securities and trading assets	**73,500**	67,195
Due from central banks	**7,645**	5,313
Due from banks and other financial institutions	**22,336**	13,892
Subtotal	**261,871**	215,334
Interest expense		
Due to customers	**(89,170)**	(79,939)
Due to banks and other financial institutions	**(14,584)**	(9,393)
Other borrowed funds	**(5,372)**	(4,631)
Subtotal	**(109,126)**	(93,963)
Net interest income	**152,745**	121,371
Included within interest income is interest income accrued on impaired financial assets:	**342**	628

Included within interest income and interest expenses are RMB256,654 million (2006: RMB211,010 million) and RMB104,558 million (2006: RMB91,227 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

For the year ended 31 December 2007, the interest income from listed investments and unlisted investments is RMB26,480 million and RMB47,020 million respectively.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

3 Net fee and commission income

	Year ended 31 December	
	2007	2006
Agency commissions	**14,383**	4,621
Settlement and clearing fees	**4,849**	3,848
Credit commitment fees	**3,590**	3,064
Bank card fees	**3,721**	2,937
Custodian and other fiduciary service fees	**1,380**	531
Others	**3,631**	2,138
Fee and commission income	**31,554**	17,139
Fee and commission expense	**(4,066)**	(2,816)
Net fee and commission income	**27,488**	14,323

4 Net trading losses

Group

	Year ended 31 December	
	2007	2006
Net losses from foreign exchange and foreign exchange products[1]	**(948)**	(1,496)
Net gains/(losses) from precious metals and other commodity products	**134**	(68)
Net losses from interest rate products	**(1,290)**	(302)
Net gains from equity products	**1,442**	324
Others	**–**	(2)
Total[2]	**(662)**	(1,544)

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

4 Net trading losses (Continued)

(1) The net losses from foreign exchange and foreign exchange products include spread income earned on domestic operations foreign exchange transactions business of RMB7.6 billion (2006: RMB5.9 billion), losses in connection with the retranslation of foreign currency denominated monetary assets and liabilities of RMB26.9 billion (2006: RMB14.2 billion), and net realised and unrealised gains on foreign exchange derivatives (including those entered into in conjunction with the Group's assets and liability management and funding arrangements) of RMB16.8 billion (2006: RMB5.5 billion).

(2) Included in "Net trading losses" above for the year ended 31 December 2007 are losses of RMB2.8 billion in relation to financial assets and financial liabilities designated at fair value through profit and loss (2006: Gain of RMB0.04 billion). The related fair value of derivative instruments managed in conjunction with the financial assets and financial liabilities designated at fair value through profit and loss is also reported in "Net trading losses".

5 Net (losses)/gains on investment securities

	Year ended 31 December	
	2007	2006
(Losses)/gains on derecognition of investment securities	**(3,263)**	1,178
Allowance for impairment losses	**(12,263)**	(46)
Total	**(15,526)**	1,132

During 2007, the Group disposed of a portion of the US subprime mortgage related asset-backed securities and all US subprime mortgage related collateralised debt obligations. In addition, the Group has impairment charges on available for sale and held to maturity investment securities held at 31 December 2007 (Note III.3.6).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

6 Other operating income

	Year ended 31 December	
	2007	2006
Insurance premiums		
– Long term insurance contracts	**8,197**	6,349
– General insurance contracts	**974**	1,359
Gains on disposal of subsidiaries, associates and joint ventures	**222**	789
Gains on disposal of property and equipment and other assets	**744**	717
Changes in fair value of investment properties	**2,070**	595
Dividend income	**258**	186
Aircraft leasing income	**2,055**	97
Others	**4,147**	3,004
Total	**18,667**	13,096

7 Operating expenses

	Year ended 31 December	
	2007	2006
Staff costs (Note V.8)	**36,261**	30,896
General operating and administrative expenses[1]	**21,736**	16,378
Depreciation and amortisation	**7,094**	6,026
Business and other taxes	**8,726**	6,462
Insurance benefits and claims		
– Long term insurance contracts	**9,185**	6,820
– General insurance contracts	**652**	664
Losses on disposal of property and equipment	**49**	148
Allowance for litigation losses (Note V.37(2))	**199**	897
Others	**1,124**	440
Total	**85,026**	68,731

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

7 Operating expenses (Continued)

(1) Included in the general operating and administrative expenses are principal auditors' remuneration of RMB216 million for the year ended 31 December 2007 (2006: RMB183 million).

Included in the general operating and administrative expenses are operating lease rental of RMB2,362 million for the year ended 31 December 2007 (2006: RMB1,775 million).

8 Staff costs

	Year ended 31 December	
	2007	2006
Salaries and benefits	**28,352**	23,293
Defined contribution plans[(1) (2)]	**3,026**	3,079
Retirement benefits (Note V.34)	**802**	1,391
Housing funds	**1,551**	1,224
Social security costs	**1,106**	993
Others	**1,424**	916
Total	**36,261**	30,896

(1) Contributions to defined contribution plans for the years ended 31 December 2007 and 2006 include the effect of deductions of forfeited contributions of approximately RMB17 million and RMB34 million, respectively.

(2) In 2005, the Group established the Annuity Plan (Note II.22(1)), a defined contribution plan, in addition to local Labour and Social Security Bureau contribution plans. The expense recorded in the Bank's income statement for the years ended 31 December 2007 and 2006 amounted to RMB506 million and RMB955 million, respectively.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments

The total remuneration of the directors and supervisors for the years ended 31 December 2007 and 2006 are approximately RMB12.72 million and RMB11.19 million respectively.

Details of the directors' and supervisors' emoluments are as follows:

For the year ended 31 December 2007
(Amount in thousands of Renminbi)

	Fees	Basic salaries, allowances and benefits in kind	Contributions to pension schemes	Discretionary bonuses	Total
Executive directors					
Xiao Gang[6]	– [4]	668	47	960 [5]	1,675
Li Lihui[6]	66 [4]	654	47	949 [5]	1,716
Hua Qingshan[6]	26 [4]	312	23	461 [5]	822
Li Zaohang[6]	56 [4]	612	45	944 [5]	1,657
Independent non-executive directors					
Anthony Francis Neoh	550	–	–	–	550
William Peter Cooke	643	–	–	–	643
Patrick de Saint-Aignan	493	–	–	–	493
Alberto Togni	362	–	–	–	362
Huang Shizhong	132	–	–	–	132
Huang Danhan	43	–	–	–	43
Non-executive directors					
Zhang Jinghua[1]	–	–	–	–	–
Yu Erniu[1]	–	–	–	–	–
Zhu Yan[1]	–	–	–	–	–
Zhang Xinze[1]	–	–	–	–	–
Hong Zhihua[1]	–	–	–	–	–
Huang Haibo[1]	–	–	–	–	–
Cai Haoyi[1]	–	–	–	–	–
Wang Gang[1]	–	–	–	–	–
Frederick Anderson Goodwin[2]	–	–	–	–	–
Seah Lim Huat Peter[2]	–	–	–	–	–
Supervisors					
Liu Ziqiang[6]	–	612	34	944 [5]	1,590
Wang Xueqiang[6]	–	443	34	494 [5]	971
Liu Wanming[6]	–	440	34	515 [5]	989
Li Chunyu	–	318	30	132	480
Liu Dun	–	282	23	289	594
	2,371	4,341	317	5,688	12,717

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments (Continued)

For the year ended 31 December 2006
(Amount in thousands of Renminbi)

	Fees	Basic salaries, allowances and benefits in kind	Contributions to pension schemes	Discretionary bonuses	Total
Executive directors					
Xiao Gang	78[4]	640	103	703	1,524
Li Lihui	93[4]	609	97	730	1,529
Hua Qingshan	78[4]	530	87	613	1,308
Li Zaohang	78[4]	525	87	617	1,307
Independent non-executive directors					
Anthony Francis Neoh	400	-	-	-	400
William Peter Cooke	606	-	-	-	606
Patrick de Saint-Aignan	400	-	-	-	400
Alberto Togni	146	-	-	-	146
Non-executive directors					
Zhang Jinghua[1]	-	-	-	-	-
Yu Erniu[1]	-	-	-	-	-
Zhu Yan[1]	-	-	-	-	-
Zhang Xinze[1]	-	-	-	-	-
Hong Zhihua[1]	-	-	-	-	-
Huang Haibo[1]	-	-	-	-	-
Frederick Anderson Goodwin[2]	-	-	-	-	-
Seah Lim Huat Peter[2]	-	-	-	-	-
Supervisors					
Liu Ziqiang	-	566	92	655	1,313
Wang Xueqiang	-	426	68	384	878
Liu Wanming	-	426	68	380	874
Li Chunyu	-	299	44	135	478
Liu Dun	-	226	30	167	423
	1,879	4,247	676	4,384	11,186

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments (Continued)

(1) During 2007 and 2006, these full-time non-executive directors of the Bank received emoluments from Huijin for their services to the Bank.

(2) During 2007 and 2006, the Bank did not pay any emolument to these non-executive directors.

(3) In July 2002, options to purchase shares of BOCHK Holdings were granted to several directors of the Bank under the Pre-Listing Share Option Scheme (as more fully described in Note V.35). During the year 2007, certain options were exercised (2006: nil) but no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the consolidated income statement.

(4) In addition to the fees disclosed, these executive directors of the Bank waived emoluments amounting to RMB0.70 million for the year ended 31 December 2007 (2006: RMB0.88 million).

(5) Discretionary bonuses for these directors and supervisors for the year ended 31 December 2007 have been reviewed and approved by the Board of Directors. The above discretionary bonuses represent the amounts determined according to the relevant remuneration policies.

(6) The amounts of discretionary bonuses payable to these executive directors and supervisors for the year ended 31 December 2007 are subject to approval of the Bank's equity holders in the Annual General Meeting to be held on 19 June 2008.

Five highest paid individuals

Of the five individuals with the highest emoluments, none of them are directors or supervisors whose emoluments are disclosed above.

The emoluments payable to the five individuals whose emoluments were the highest in the Group for the years ended 31 December 2007 and 2006 respectively are as follows:

	Year ended 31 December	
	2007	2006
Basic salaries and allowances	**8**	8
Discretionary bonuses	**179**	132
Contributions to pension schemes	**1**	1
	188	141

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

9 Directors', supervisors' and senior management's emoluments (Continued)

Five highest paid individuals (Continued)

Emoluments of the individuals were within the following bands:
(Amount in Renminbi)

	Year ended 31 December	
	2007	2006
19,500,001-20,000,000	–	1
23,500,001-24,000,000	–	1
25,000,001-25,500,000	–	1
27,500,001-28,000,000	1	–
28,500,001-29,000,000	–	1
29,000,001-29,500,000	1	–
31,000,001-31,500,000	1	–
37,000,001-37,500,000	1	–
44,500,001-45,000,000	–	1
62,000,001-62,500,000	1	–

During the years ended 31 December 2007 and 2006, the Group has not paid any emoluments to the directors, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

10 Impairment losses on loans and advances

	Year ended 31 December	
	2007	2006
Net charge for impairment losses		
– Individually assessed	**2,559**	8,694
– Collectively assessed	**5,693**	3,648
Total impairment losses on loans and advances	**8,252**	12,342

Details of new allowances (including the amount directly written off in the period) and releases are disclosed in Note V.18.

11 Income tax expense

	Year ended 31 December	
	2007	2006
Current income tax		
– Chinese Mainland income tax	**20,618**	16,477
– Hong Kong profits tax	**2,933**	2,717
– Overseas taxation	**742**	570
	24,293	19,764
Deferred income tax (Note V.36)	**4,368**	(91)
	28,661	19,673

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in the Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2007 and 2006. In addition, the Bank's Overseas Operations are subject to supplementary PRC tax at a rate determined by the relevant PRC Authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for the years ended 31 December 2007 and 2006.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

11 Income tax expense (Continued)

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	Year ended 31 December	
	2007	2006
Profit before income tax	**90,697**	67,937
Tax calculated at 33%	**29,930**	22,419
Effect of different tax rates on Overseas Operations	**(4,580)**	(3,880)
Supplementary tax on overseas income paid in the PRC	**2,468**	2,510
Income not subject to tax[1]	**(2,863)**	(2,402)
Expenses not deductible for tax purposes[2]	**1,143**	781
Others[3]	**2,563**	245
Income tax expense	**28,661**	19,673

(1) Income not subject to tax mainly comprises interest income from PRC treasury bills.

(2) In 2007, non-deductible expenses primarily included staff salary costs and marketing and entertainment expenses in excess of those deductible under the relevant PRC tax regulations.

(3) These mainly comprise the effect of the reduction of the PRC enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008 on the Group's net deferred tax assets.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

12 Earnings per share (basic and diluted)

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the year ended 31 December 2007 and 2006 by the weighted average number of ordinary shares in issue during the periods.

The Bank had no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

	Year ended 31 December	
	2007	2006
Profit attributable to equity holders of the Bank	**56,248**	42,830
Weighted average number of ordinary shares in issue (in millions)	**253,821**	236,055
Basic and diluted earnings per share (in Renminbi)	**0.22**	0.18

13 Cash and due from banks

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Cash	**33,965**	31,110	**30,400**	27,632
Due from domestic banks and other financial institutions	**1,791**	1,581	**1,722**	1,551
Due from overseas banks and other financial institutions	**35,465**	7,121	**34,226**	8,659
Total	**71,221**	39,812	**66,348**	37,842

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

14 Balances with central banks

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Mandatory reserves[1]	**484,515**	277,855	**483,472**	277,071
Other deposits	**266,829**	101,776	**237,961**	77,810
Total	**751,344**	379,631	**721,433**	354,881

(1) The Group places mandatory reserve funds with the PBOC and the central banks of other countries or regions where it has operations. As at 31 December 2007, mandatory reserve funds placed with the PBOC were calculated at 14.5% (2006: 9%) and 5% (2006: 4%) of eligible RMB deposits and foreign currency deposits from customers of domestic branches of the Bank respectively. The amount of mandatory reserve funds placed with the central banks of other countries is determined by local jurisdiction. These mandatory reserve funds are not available for use in the Group's day to day operations.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

15 Placements with banks and other financial institutions

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Placements with domestic banks	**46,842**	33,567	**38,180**	29,235
Placements with other domestic financial institutions	**18,044**	21,579	**18,044**	21,579
Placements with overseas banks and other financial institutions	**322,152**	344,491	**229,523**	252,687
	387,038	399,637	**285,747**	303,501
Allowance for impairment losses	**(390)**	(499)	**(390)**	(499)
	386,648	399,138	**285,357**	303,002
Impaired placements	**390**	499	**390**	499
Percentage of impaired placements to total placements with banks and other financial institutions	**0.10%**	0.12%	**0.14%**	0.16%

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

Group and Bank

	As at 31 December	
	2007	2006
Bills under reverse repos	**193**	8,165
Bonds under reverse repos		
– Government	**11,924**	22,069
– Financial institution	**14,026**	46,378
Total	**26,143**	76,612

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Financial assets at fair value through profit or loss

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Trading assets				
Trading debt securities				
– Government	**36,325**	17,802	**32,741**	13,571
– Public sector and quasi-government	**1,452**	1,032	**1,267**	–
– Financial institution	**21,260**	22,644	**14,830**	13,149
– Corporate	**4,059**	4,204	**1,299**	1,031
	63,096	45,682	**50,137**	27,751
Trading equity securities	**4,517**	5,194	–	–
Subtotal	**67,613**	50,876	**50,137**	27,751
Financial assets designated at fair value through profit or loss				
Debt securities designated at fair value through profit or loss				
– Government	**10,315**	20,444	**9,911**	20,281
– Public sector and quasi-government	**4,593**	8,559	**3,747**	7,877
– Financial institution	**32,217**	30,225	**15,096**	16,913
– Corporate	**6,852**	5,724	**3,791**	3,759
	53,977	64,952	**32,545**	48,830
Equity securities designated at fair value through profit or loss	**3,075**	–	–	–
Subtotal	**57,052**	64,952	**32,545**	48,830
Total[(1)]	**124,665**	115,828	**82,682**	76,581
Analysed as:				
Listed in Hong Kong	**4,525**	6,087	**1,472**	2,441
Listed outside Hong Kong	**81,095**	76,353	**71,026**	63,507
Unlisted	**39,045**	33,388	**10,184**	10,633
Total	**124,665**	115,828	**82,682**	76,581

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

16 Financial assets at fair value through profit or loss (Continued)

(1) As at 31 December 2007, the Group holds bonds issued by the MOF and bills issued by the PBOC included in financial assets at fair value through profit or loss amounting to RMB40,360 million (2006: RMB19,181 million), the related interest rate range on such bonds and bills was 2.34%-9.00% (2006: 1.22%-9.00%).

As at 31 December 2007, the Bank holds bonds issued by the MOF and bills issued by the PBOC included in financial assets at fair value through profit or loss amounting to RMB40,198 million (2006: RMB18,836 million), the related interest rate range on such bonds and bills was 2.34%-7.30% (2006: 1.22%-6.80%).

17 Derivative financial instruments

The Group enters into the following foreign currency exchange rate or interest rate related derivative financial instruments for trading, asset and liability management and on behalf of customers.

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchanges. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either negotiated over-the-counter ("OTC") between the Group and its counterparty or exchange-traded.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

17 Derivative financial instruments (Continued)

The contractual/notional amounts and fair values of derivative instruments held by the Group and the Bank are set out in the following tables. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

Group

	As at 31 December 2007			As at 31 December 2006		
	Contractual/ notional amount	Fair value Assets	Fair value Liabilities	Contractual/ notional amount	Fair value Assets	Fair value Liabilities
Exchange rate derivatives						
– Currency forwards and swaps, and cross-currency interest rate swaps[1]	1,563,450	37,985	(17,789)	1,027,801	13,392	(7,906)
– Currency options[2]	68,004	238	(362)	225,718	5,735	(419)
		38,223	(18,151)		19,127	(8,325)
Interest rate derivatives						
– Interest rate swaps	472,634	4,307	(5,702)	369,093	4,236	(4,832)
– Interest rate options	31,117	55	(153)	90,090	592	(161)
– Interest rate futures	13,576	24	(33)	14,675	40	(9)
		4,386	(5,888)		4,868	(5,002)
Equity derivatives	12,736	1,050	(719)	10,572	453	(390)
Precious metals and other commodity derivatives	33,664	2,180	(2,504)	10,520	389	(606)
Total derivative financial instrument assets/(liabilities)		45,839	(27,262)		24,837	(14,323)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

17 Derivative financial instruments (Continued)

Bank

	As at 31 December 2007			As at 31 December 2006		
	Contractual/ notional amount	Fair value Assets	Fair value Liabilities	Contractual/ notional amount	Fair value Assets	Fair value Liabilities
Exchange rate derivatives						
- Currency forwards and swaps, and cross-currency interest rate swaps[1]	1,194,439	25,512	(9,660)	727,274	6,171	(4,992)
- Currency options[2]	57,255	193	(314)	221,109	5,724	(403)
		25,705	(9,974)		11,895	(5,395)
Interest rate derivatives						
- Interest rate swaps	418,702	3,755	(4,445)	331,111	3,712	(3,930)
- Interest rate options	29,094	53	(115)	88,418	586	(151)
- Interest rate futures	5,869	3	(2)	5,180	1	(1)
		3,811	(4,562)		4,299	(4,082)
Precious metals and other commodity derivatives	21,538	1,455	(1,465)	3,156	169	(166)
Total derivative financial instruments assets/(liabilities)		30,971	(16,001)		16,363	(9,643)

(1) These exchange rate derivatives primarily include foreign exchange transactions with customers; foreign exchange forward transactions to manage foreign currency exchange risks arising from customers; and foreign currency exchange transactions entered into as part of asset and liability management and funding requirements.

(2) The Bank has exercised all tranches of the Huijin options and sold USD18 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. See Note III.4.4. The fair value of the Huijin options, taking into consideration the option premium payable, as at 31 December 2006 amounted to RMB5,180 million.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net

(i) Analysis of loans and advances to customers

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Corporate loans and advances	**2,117,977**	1,849,275	**1,838,869**	1,616,052
Personal loans and advances	**732,584**	582,744	**591,684**	448,775
Gross loans and advances	**2,850,561**	2,432,019	**2,430,553**	2,064,827
Less: Allowance for impairment losses	**(96,068)**	(94,293)	**(94,486)**	(92,962)
Loans and advances to customers, net	**2,754,493**	2,337,726	**2,336,067**	1,971,865

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net (Continued)

(i) *Analysis of loans and advances to customers (Continued)*

Group

	Loans and advances for which allowance is collectively assessed[1]	Identified impaired loans and advances[2]				Identified impaired loans and advances as % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Subtotal	Total	
As at 31 December 2007						
Gross loans and advances	**2,760,244**	**18,596**	**71,721**	**90,317**	**2,850,561**	**3.17%**
Allowance for impairment losses	**(31,897)**	**(12,334)**	**(51,837)**	**(64,171)**	**(96,068)**	
Net loans and advances	**2,728,347**	**6,262**	**19,884**	**26,146**	**2,754,493**	
As at 31 December 2006						
Gross loans and advances	2,328,787	21,502	81,730	103,232	2,432,019	4.24%
Allowance for impairment losses	(27,712)	(12,735)	(53,846)	(66,581)	(94,293)	
Net loans and advances	2,301,075	8,767	27,884	36,651	2,337,726	

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net (Continued)

(i) *Analysis of loans and advances to customers (Continued)*

Bank

	Loans and advances for which allowance is collectively assessed[1]	Identified impaired loans and advances[2]				Identified impaired loans and advances as % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Subtotal	Total	
As at 31 December 2007						
Gross loans and advances	**2,340,918**	**18,550**	**71,085**	**89,635**	**2,430,553**	**3.69%**
Allowance for impairment losses	**(30,733)**	**(12,301)**	**(51,452)**	**(63,753)**	**(94,486)**	
Net loans and advances	**2,310,185**	**6,249**	**19,633**	**25,882**	**2,336,067**	
As at 31 December 2006						
Gross loans and advances	1,963,822	20,342	80,663	101,005	2,064,827	4.89%
Allowance for impairment losses	(27,043)	(12,688)	(53,231)	(65,919)	(92,962)	
Net loans and advances	1,936,779	7,654	27,432	35,086	1,971,865	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been specifically identified as impaired.

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances over a certain amount which are impaired); or
- collectively (i.e. portfolios of insignificant homogenous loans, which includes insignificant corporate loans and advances and all personal loans which are impaired).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net (Continued)

(ii) *Reconciliation of allowance account for impairment losses on loans and advances to customers*

Group

	2007			2006		
	Corporate	Personal	Total	Corporate	Personal	Total
As at 1 January	**75,142**	**19,151**	**94,293**	64,395	18,758	83,153
New allowances	**21,217**	**860**	**22,077**	31,966	1,076	33,042
Releases	**(13,708)**	**(117)**	**(13,825)**	(20,420)	(280)	(20,700)
Written off	**(6,444)**	**(354)**	**(6,798)**	(3,438)	(273)	(3,711)
Recovery of loans and advances written off in previous year	**1,596**	**75**	**1,671**	3,483	106	3,589
Exchange difference	**(1,049)**	**(17)**	**(1,066)**	(443)	(9)	(452)
Unwind of discount on allowance	**(120)**	**(164)**	**(284)**	(401)	(227)	(628)
As at 31 December	**76,634**	**19,434**	**96,068**	75,142	19,151	94,293

Bank

	2007			2006		
	Corporate	Personal	Total	Corporate	Personal	Total
As at 1 January	**74,036**	**18,926**	**92,962**	61,104	18,477	79,581
New allowances	**20,363**	**599**	**20,962**	31,408	760	32,168
Releases	**(12,129)**	**-**	**(12,129)**	(17,728)	-	(17,728)
Written off	**(6,299)**	**(179)**	**(6,478)**	(2,774)	(90)	(2,864)
Recovery of loans and advances written off in previous year	**368**	**-**	**368**	1,201	-	1,201
Exchange difference	**(942)**	**-**	**(942)**	(381)	-	(381)
Unwind of discount on allowance	**(102)**	**(155)**	**(257)**	(318)	(221)	(539)
Transfer from overseas operations	**-**	**-**	**-**	1,524	-	1,524
As at 31 December	**75,295**	**19,191**	**94,486**	74,036	18,926	92,962

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net (Continued)

(ii) Reconciliation of allowance account for impairment losses on loans and advances to customers (Continued)

Group

	2007			2006		
	Individually assessed allowance	**Collectively assessed allowance**	**Total**	Individually assessed allowance	Collectively assessed allowance	Total
As at 1 January	**53,846**	**40,447**	**94,293**	45,738	37,415	83,153
New allowances	**13,748**	**8,329**	**22,077**	23,329	9,713	33,042
Releases	**(11,189)**	**(2,636)**	**(13,825)**	(14,635)	(6,065)	(20,700)
Written off	**(5,236)**	**(1,562)**	**(6,798)**	(2,852)	(859)	(3,711)
Recovery of loans and advances written off in previous year	**1,217**	**454**	**1,671**	2,686	903	3,589
Exchange difference	**(531)**	**(535)**	**(1,066)**	(230)	(222)	(452)
Unwind of discount on allowance	**(18)**	**(266)**	**(284)**	(190)	(438)	(628)
As at 31 December	**51,837**	**44,231**	**96,068**	53,846	40,447	94,293

Bank

	2007			2006		
	Individually assessed allowance	**Collectively assessed allowance**	**Total**	Individually assessed allowance	Collectively assessed allowance	Total
As at 1 January	**53,231**	**39,731**	**92,962**	43,124	36,457	79,581
New allowances	**13,347**	**7,615**	**20,962**	22,676	9,492	32,168
Releases	**(9,567)**	**(2,562)**	**(12,129)**	(11,963)	(5,765)	(17,728)
Written off	**(5,069)**	**(1,409)**	**(6,478)**	(2,128)	(736)	(2,864)
Recovery of loans and advances written off in previous year	**-**	**368**	**368**	372	829	1,201
Exchange difference	**(490)**	**(452)**	**(942)**	(251)	(130)	(381)
Unwind of discount on allowance	**-**	**(257)**	**(257)**	(123)	(416)	(539)
Transfer from overseas operations	**-**	**-**	**-**	1,524	-	1,524
As at 31 December	**51,452**	**43,034**	**94,486**	53,231	39,731	92,962

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net (Continued)

(iii) Analysed by collateral type

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Unsecured loans	**747,923**	536,293	**596,181**	469,297
Guaranteed loans	**708,039**	731,759	**688,430**	652,766
Collateralised and other secured loans	**1,394,599**	1,163,967	**1,145,942**	942,764
Gross loans and advances to customers	**2,850,561**	2,432,019	**2,430,553**	2,064,827

(iv) Overdue loans and advances to customers are analysed by collateral type

Group

	As at 31 December 2007				
	Past due up to 3 months	**Past due 3-12 months**	**Past due 12-36 months**	**Past due over 36 months**	**Total**
Unsecured loans	**2,933**	**1,053**	**1,321**	**2,959**	**8,266**
Guaranteed loans	**3,830**	**6,254**	**19,630**	**5,993**	**35,707**
Collateralised and other secured loans	**26,644**	**6,979**	**13,438**	**5,567**	**52,628**
Total	**33,407**	**14,286**	**34,389**	**14,519**	**96,601**

	As at 31 December 2006				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	4,627	1,526	1,519	3,204	10,876
Guaranteed loans	7,686	10,589	22,149	2,051	42,475
Collateralised and other secured loans	32,023	12,045	18,261	2,874	65,203
Total	44,336	24,160	41,929	8,129	118,554

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

18 Loans and advances to customers, net (Continued)

(iv) Overdue loans and advances to customers are analysed by collateral type (Continued)

Bank

	As at 31 December 2007				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	1,920	980	1,274	2,897	7,071
Guaranteed loans	3,737	6,225	19,630	5,993	35,585
Collateralised and other secured loans	22,044	6,712	13,341	5,271	47,368
Total	27,701	13,917	34,245	14,161	90,024

	As at 31 December 2006				
	Past due up to 3 months	Past due 3-12 months	Past due 12-36 months	Past due over 36 months	Total
Unsecured loans	4,033	1,325	1,398	3,170	9,926
Guaranteed loans	7,684	10,589	22,149	2,051	42,473
Collateralised and other secured loans	30,100	11,720	18,087	2,314	62,221
Total	41,817	23,634	41,634	7,535	114,620

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Debt securities available for sale (at fair value)				
Government	**219,913**	297,129	**206,841**	283,860
Public sector and quasi-government	**136,569**	152,822	**127,559**	145,929
Financial institution	**226,149**	230,999	**179,795**	195,235
Corporate	**85,113**	126,358	**53,412**	81,002
	667,744	807,308	**567,607**	706,026
Equity securities (at fair value)[1]	**15,251**	7,870	**1,280**	713
Total securities available for sale	**682,995**	815,178	**568,887**	706,739
Debt securities held to maturity (at amortised cost):				
Government	**172,481**	146,502	**170,184**	144,292
Public sector and quasi-government	**64,178**	97,025	**44,854**	75,749
Financial institution	**174,338**	172,666	**67,051**	62,702
Corporate	**35,650**	44,947	**2,978**	4,655
Total securities held to maturity	**446,647**	461,140	**285,067**	287,398

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities (Continued)

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Debt securities classified as loans and receivables (at amortised cost):				
China Orient Bond[2]	**160,000**	160,000	**160,000**	160,000
PBOC Special Bills[3]	**73,512**	91,612	**73,512**	91,612
PBOC Target Bills[4]	**89,825**	28,702	**89,825**	28,702
Special Purpose Treasury Bond[5]	**42,500**	42,500	**42,500**	42,500
Long term notes				
– Financial institution	**14,545**	14,545	**14,545**	14,545
Short term bills and notes				
Public sector and quasi-government	**18,525**	3,895	**13,318**	3,895
Financial institution	**29,497**	139,659	**373**	98,006
Corporate	**60**	6,623	**60**	6,546
Certificate Treasury Bonds and others[6]	**30,156**	12,800	**30,156**	12,800
Total securities classified as loans and receivables	**458,620**	500,336	**424,289**	458,606
Total[7]	**1,588,262**	1,776,654	**1,278,243**	1,452,743
Analysed as follows:				
Listed in Hong Kong	**17,465**	16,561	**1,922**	3,336
Listed outside Hong Kong	**622,553**	647,154	**577,409**	608,198
Unlisted	**948,244**	1,112,939	**698,912**	841,209
Total[7]	**1,588,262**	1,776,654	**1,278,243**	1,452,743

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities (Continued)

Group

	As at 31 December			
	2007		2006	
	Carrying value	**Market value**	Carrying value	Market value
Investment securities held to maturity				
Listed in Hong Kong	**4,591**	**4,613**	4,596	4,563
Listed outside Hong Kong	**249,242**	**247,331**	224,219	225,162

Bank

	As at 31 December			
	2007		2006	
	Carrying value	**Market value**	Carrying value	Market value
Investment securities held to maturity				
Listed in Hong Kong	**384**	384	412	412
Listed outside Hong Kong	**229,180**	227,354	199,108	200,295

(1) The Group is exposed to equity risk on its available for sale listed equity securities. As at 31 December 2007, a reasonably possible 5 per cent variance in listed equity prices would impact the available for sale reserve by RMB480 million (2006: RMB218 million).

(2) The Bank transferred certain non-performing assets to China Orient Asset Management Corporation ("China Orient") in 1999 and 2000. On 1 July 2000, China Orient issued a ten-year bond with a par value of RMB160,000 million to the Bank as consideration. The interest rate of the bonds is 2.25% per annum. Pursuant to Caijin [2004] No. 87 "Notice of the MOF regarding Relevant Issues relating to the Principal and Interest of Debt Securities of Financial Asset Management Companies Held by Bank of China and China Construction Bank", from 1 January 2005, should China Orient fail to pay in full the interest on the debt securities or repay the principal in full according to the contractual terms of the bond, the MOF shall provide funding support.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities (Continued)

(3) On 30 June 2004, the PBOC issued a Special Bill with a par value of RMB18,100 million in exchange for certain policy-related assets of the Bank. The tenor of the bill is 3 years, with an interest rate of 1.89% per annum. This Special Bill matured on 30 June 2007.

On 30 June 2004, the Bank sold a portfolio of non-performing loans to China Cinda Asset Management Corporation ("Cinda") and received consideration in the form of a Special Bill issued by the PBOC, with a par value of RMB73,430 million. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

On 22 June 2006, the PBOC issued special PBOC Bills amounting to RMB82 million in exchange for certain non-performing loans, as previously approved by the State Council. The tenor of the bill is 5 years, with an interest rate of 1.89% per annum.

Without the approval of the PBOC, the special PBOC Bills referred to above are non-transferable and may not be used as collateral for borrowings. The PBOC has the option to settle these bills in whole or in part before their maturity.

(4) During 2007, the Bank invested in the following PBOC Bills for commercial banks:

Issue date	Tenor	Interest rate per annum	Carrying value
09 March 2007	3 years	3.07%	16,000
02 July 2007	1 year	3.08%	17,825
13 July 2007	3 years	3.60%	14,000
17 August 2007	3 years	3.69%	17,000
07 September 2007	3 years	3.71%	25,000
			89,825

Without the approval of the PBOC, these PBOC Bills are non-transferable and may not be used as collateral for borrowings.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities (Continued)

(5) This represents a Special Purpose Treasury Bond issued by the MOF with a par value of RMB42,500 million maturing on 18 August 2028. This bond was originally issued with an annual coupon interest rate of 7.2% and its coupon interest rate was restructured to 2.25% per annum from 1 December 2004 in connection with large-scale policy directed financing transactions.

The transactions related to the Special Purpose Treasury Bond described above were accounted for with reference to rates determined by the PRC Government in similar transactions engaged in or directed by the PRC Government, the sole owner of the Bank's equity capital at the time of the transaction. As discussed in Note IV.2, there were no other relevant market prices or yields, reflecting arm's length transactions of a comparable size and tenor available.

(6) The Group underwrites Certificate Treasury Bonds issued by the MOF and undertakes the role of a distributor of these bonds through its branch network earning commission income on bonds sold. The balance of Certificate Treasury Bonds outstanding at 31 December 2007 amounted to RMB30,156 million (2006: RMB12,800 million) and during the year the total distribution of Certificate Treasury Bonds amounted to RMB20,800 million (2006: RMB25,350 million) and commission income amounted to RMB222 million (2006: RMB269 million).

(7) As at 31 December 2007, the Group holds bonds issued by the MOF and bills issued by the PBOC included in investment securities amounting to RMB551,984 million (2006: RMB520,646 million), the related interest rate range on such bonds and bills was 1.89%-7.30% (2006: 1.58%-7.30%).

As at 31 December 2007, the Bank holds bonds issued by the MOF and bills issued by the PBOC included in investment securities amounting to RMB550,644 million (2006: RMB519,260 million), the related interest rate range on such bonds and bills was 1.89%-7.30% (2006: 1.58%-7.30%).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities (Continued)

Movements of investment securities are as follows:

Group

	Available for sale	Held to maturity	Loans and receivables	Total
As at 1 January 2007	**815,178**	**461,140**	**500,336**	**1,776,654**
Additions	**618,733**	**383,574**	**461,201**	**1,463,508**
Sales and redemptions	**(712,100)**	**(384,937)**	**(500,586)**	**(1,597,623)**
Accretion, net	**3,542**	**3,242**	**3,455**	**10,239**
Fair value changes	**(17,745)**	**–**	**–**	**(17,745)**
Exchange differences	**(24,613)**	**(14,540)**	**(5,790)**	**(44,943)**
Impairment (charges)/ written off	**–**	**(1,832)**	**4**	**(1,828)**
As at 31 December 2007	**682,995**	**446,647**	**458,620**	**1,588,262**
As at 1 January 2006	602,221	607,459	361,851	1,571,531
Additions	821,368	308,947	505,731	1,636,046
Sales and redemptions	(603,271)	(449,771)	(367,986)	(1,421,028)
Accretion, net	4,360	2,918	3,251	10,529
Fair value changes	20	–	–	20
Exchange differences	(9,520)	(8,413)	(2,515)	(20,448)
Impairment written off	–	–	4	4
As at 31 December 2006	815,178	461,140	500,336	1,776,654

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

19 Investment securities (Continued)

Bank

	Available for sale	Held to maturity	Loans and receivables	Total
As at 1 January 2007	**706,739**	**287,398**	**458,606**	**1,452,743**
Additions	**504,003**	**289,628**	**398,302**	**1,191,933**
Sales and redemptions	**(603,663)**	**(289,955)**	**(431,213)**	**(1,324,831)**
Accretion, net	**3,114**	**3,273**	**1,957**	**8,344**
Fair value changes	**(22,461)**	**–**	**–**	**(22,461)**
Exchange differences	**(18,845)**	**(5,240)**	**(3,367)**	**(27,452)**
Impairment (charges)/ written off	**–**	**(37)**	**4**	**(33)**
As at 31 December 2007	**568,887**	**285,067**	**424,289**	**1,278,243**
As at 1 January 2006	542,142	415,143	343,910	1,301,195
Additions	710,533	248,276	423,338	1,382,147
Sales and redemptions	(539,356)	(375,327)	(308,634)	(1,223,317)
Accretion, net	3,975	3,009	2,136	9,120
Fair value changes	(2,238)	–	–	(2,238)
Exchange differences	(8,317)	(3,703)	(2,148)	(14,168)
Impairment written off	–	–	4	4
As at 31 December 2006	706,739	287,398	458,606	1,452,743

The Group and the Bank have not reclassified any financial assets measured at amortised cost or fair value during the year (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

20 Certificates of deposit held

Certificates of deposit held are included within the following balance sheet captions:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Financial assets at fair value through profit or loss	**4,349**	3,813	**1,419**	927
Investment securities				
– available for sale	**6,942**	8,663	**–**	75
– held to maturity	**14,122**	12,681	**–**	–
– loans and receivables	**373**	388	**373**	388
	21,437	21,732	**373**	463
Total	**25,786**	25,545	**1,792**	1,390
Analysed as follows:				
Listed in Hong Kong	**–**	492	**–**	–
Listed outside Hong Kong	**354**	31	**–**	–
Unlisted	**25,432**	25,022	**1,792**	1,390
	25,786	25,545	**1,792**	1,390
Market value of listed certificates of deposit held	**352**	523	**–**	–

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

21 Investment in subsidiaries

	As at 31 December	
	2007	2006
Investment at cost:		
Unlisted shares	**49,014**	45,451

Details of the Bank's principal subsidiaries are set out below. These principal subsidiaries are private companies except otherwise stated. All holdings are in the ordinary share capital of the undertaking concerned.

Name	Place of incorporation and operation	Date of incorporation/ establishment	Paid-in capital (in millions)	Effective equity held (%)	Principal business
Directly held					
BOC Hong Kong (Group) Limited	Hong Kong	12 September 2001	HKD34,806	100.00	Holding Company
BOC International Holdings Limited	Hong Kong	10 July1998	HKD3,539	100.00	Investment Banking
Bank of China Group Insurance Company Limited	Hong Kong	23 July1992	HKD2,769	100.00	Insurance Services
Bank of China Group Investment Limited ("BOCGI")	Hong Kong	18 May1993	HKD200	100.00	Investment Holding
Tai Fung Bank Limited	Macau	1942	MOP1,000	50.31	Commercial banking
Bank of China (UK) Limited	United Kingdom	24 September 2007	GBP140	100.00	Commercial banking
Indirectly held					
BOC Hong Kong (Holdings) Limited ("BOCHK Holdings")[1]	Hong Kong	12 September 2001	HKD52,864	65.77	Holding Company
Bank of China (Hong Kong) Limited[2]	Hong Kong	16 October 1964	HKD43,043	65.77	Commercial banking
Nanyang Commercial Bank, Limited[3]	Hong Kong	2 February 1948	HKD600	65.77	Commercial banking
Chiyu Banking Corporation Limited[2], [3]	Hong Kong	24 April 1947	HKD300	46.36	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	9 September 1980	HKD480	65.77	Credit card services
BOC Group Trustee Company, Limited[3]	Hong Kong	1 December 1997	HKD200	76.24	Provision of trustee services
BOC Aviation Private Limited [4]	Singapore	25 November 1993	USD308	100.00	Aircraft leasing

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

21 Investment in subsidiaries (Continued)

(1) BOCHK Holdings is listed on the Stock Exchange of Hong Kong Limited.

(2) Bank of China (Hong Kong) Limited, in which the Group holds a 65.77% equity interest, holds 70.49% of the equity interest of Chiyu Banking Corporation Limited.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited, in which the Group holds 65.77%, 65.77%, 46.36% and 100% of their equity interests respectively, hold 54%, 6%, 6% and 34% equity interest of BOC Group Trustee Company Limited, respectively.

(4) The company was formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd. On 2 July 2007, its name was changed to BOC Aviation Private Limited ("BOC Aviation").

(5) For the year ended 31 December 2007, the financial statements of all the principal subsidiaries as stated above, except for BOC Aviation, were audited by PricewaterhouseCoopers.

22 Investment in associates and joint ventures

Group

	2007	2006
As at 1 January	**5,931**	5,061
Investment cost addition	**172**	924
Transfer from available for sale securities	**77**	–
Disposal of investment in associates	**(262)**	(59)
Share of results after tax	**1,263**	632
Dividends received	**(265)**	(134)
Foreign exchanges and others	**(137)**	(493)
As at 31 December	**6,779**	5,931

Bank

	As at 31 December	
	2007	2006
Investment at cost:		
Unlisted shares	**19**	21

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

22 Investment in associates and joint ventures (Continued)

The Group's interests in its principal associates and joint ventures are as follows:

	Place of incorporation/ establishment	Effective equity held (%)	Paid-in capital (in millions)	Principal business
Huaneng International Power Development Corporation (1)	PRC	20	USD450	Power plant operations
BOC International (China) Limited	PRC	49	RMB1,500	Securities underwriting, investment advisory, and brokerage services
CJM Insurance Brokers Limited	Hong Kong	22	HKD6	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	13	HKD10	Private inter-bank message switching network and automatic teller machine services
Dongfeng Peugeot Citroen Auto Finance Company Limited	PRC	50	RMB500	Car loan and financing services

(1) Huaneng International Power Development Corporation is a company holding shares in Huaneng Power International, Inc. whose shares are listed in Hong Kong, Shanghai and New York.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

23 Property and equipment

Group

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
As at 31 December 2007					
Cost	**70,463**	**25,579**	**7,253**	**17,940**	**121,235**
Accumulated depreciation	**(18,647)**	**(16,846)**	**-**	**(678)**	**(36,171)**
Allowance for impairment losses	**(854)**	**-**	**(405)**	**-**	**(1,259)**
Net book amount	**50,962**	**8,733**	**6,848**	**17,262**	**83,805**
As at 31 December 2006					
Cost	67,660	32,132	6,973	20,572	127,337
Accumulated depreciation	(15,317)	(23,891)	-	(34)	(39,242)
Allowance for impairment losses	(1,494)	-	(401)	-	(1,895)
Net book amount	50,849	8,241	6,572	20,538	86,200

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

23 Property and equipment (Continued)

Group

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
Year ended 31 December 2007					
Opening net book amount	**50,849**	**8,241**	**6,572**	**20,538**	**86,200**
Additions	**1,680**	**4,372**	**5,289**	**1,345**	**12,686**
Transfer to investment property, net (Note V.24)	**(38)**	**-**	**-**	**-**	**(38)**
Reclassification	**3,679**	**385**	**(4,893)**	**829**	**-**
Disposals	**(1,934)**	**(1,202)**	**-**	**(3,452)**	**(6,588)**
Depreciation charge	**(2,359)**	**(2,885)**	**-**	**(737)**	**(5,981)**
Allowance for impairment losses	**(7)**	**-**	**-**	**-**	**(7)**
Exchange differences	**(908)**	**(178)**	**(120)**	**(1,261)**	**(2,467)**
Closing net book amount	**50,962**	**8,733**	**6,848**	**17,262**	**83,805**
Year ended 31 December 2006					
Opening net book amount	50,656	8,431	3,330	-	62,417
Additions	1,134	2,793	3,771	211	7,909
Acquisition of a subsidiary (Note V.45)	-	-	1,692	20,209	21,901
Transfer from investment property, net (Note V.24)	180	-	-	-	180
Reclassification	1,964	124	(2,207)	119	-
Disposals	(571)	(44)	(10)	-	(625)
Depreciation charge	(2,195)	(2,980)	-	(34)	(5,209)
Write back of/(allowance for) impairment losses	22	-	(4)	-	18
Exchange differences	(341)	(83)	-	33	(391)
Closing net book amount	50,849	8,241	6,572	20,538	86,200

As at 31 December 2007, the net book amount of aircraft owned by the Group acquired under finance lease arrangements was RMB579 million (2006: RMB661 million).

As at 31 December 2007, the net book amount of aircraft owned by the Group that have been pledged for loan facilities was RMB16,249 million (2006: RMB19,264 million) (Note V.33).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

23 Property and equipment (Continued)

Bank

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Total
As at 31 December 2007				
Cost	**54,339**	**21,644**	**5,062**	**81,045**
Accumulated depreciation	**(14,783)**	**(14,550)**	**-**	**(29,333)**
Allowance for impairment losses	**(854)**	**–**	**(405)**	**(1,259)**
Net book amount	**38,702**	**7,094**	**4,657**	**50,453**
As at 31 December 2006				
Cost	52,276	27,076	5,019	84,371
Accumulated depreciation	(12,584)	(20,420)	–	(33,004)
Allowance for impairment losses	(1,493)	–	(401)	(1,894)
Net book amount	38,199	6,656	4,618	49,473
Year ended 31 December 2007				
Opening net book amount	**38,199**	**6,656**	**4,618**	**49,473**
Additions	**816**	**3,117**	**4,107**	**8,040**
Transfer to investment property, net (Note V. 24)	**(44)**	**-**	**–**	**(44)**
Reclassification	**3,679**	**385**	**(4,064)**	**–**
Disposals	**(1,810)**	**(544)**	**-**	**(2,354)**
Depreciation charge	**(2,056)**	**(2,515)**	**-**	**(4,571)**
Allowance for impairment losses	**(7)**	**-**	**–**	**(7)**
Exchange differences	**(75)**	**(5)**	**(4)**	**(84)**
Closing net book amount	**38,702**	**7,094**	**4,657**	**50,453**
Year ended 31 December 2006				
Opening net book amount	37,744	6,998	3,319	48,061
Additions	928	2,220	3,391	6,539
Transfer to investment property, net (Note V. 24)	(197)	–	–	(197)
Reclassification	1,964	124	(2,088)	–
Disposals	(402)	(104)	(4)	(510)
Depreciation charge	(1,859)	(2,574)	–	(4,433)
Write back of impairment losses	14	–	-	14
Exchange differences	7	(8)	–	(1)
Closing net book amount	38,199	6,656	4,618	49,473

According to relevant PRC laws and regulations, after conversion into a joint stock limited liability company, the Bank is required to re-register its property and equipment under the name of Bank of China Limited. As at 31 December 2007, the process of re-registration has not been completed. However, this registration process does not affect the rights of the Bank of China Limited to these assets.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

23 Property and equipment (Continued)

The carrying value of buildings and improvements is analysed based on the remaining terms of the leases as follows:

Group

	As at 31 December	
	2007	2006
Held in Hong Kong		
on long-term lease (over 50 years)	**6,820**	7,330
on medium-term lease (10-50 years)	**4,319**	4,009
	11,139	11,339
Held outside Hong Kong		
on long-term lease (over 50 years)	**3,181**	3,766
on medium-term lease (10-50 years)	**35,733**	35,099
on short-term lease (less than 10 years)	**909**	645
	39,823	39,510
	50,962	50,849

Bank

	As at 31 December	
	2007	2006
Held outside Hong Kong		
on long-term lease (over 50 years)	**3,074**	3,092
on medium-term lease (10-50 years)	**35,134**	34,532
on short-term lease (less than 10 years)	**494**	575
	38,702	38,199

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

24 Investment property

	Group		Bank	
	2007	2006	**2007**	2006
As at 1 January	**8,221**	8,511	**620**	461
Additions	**426**	10	**–**	–
Transfer from/(to) property and equipment, net (Note V.23)	**38**	(180)	**44**	197
Disposals	**(201)**	(452)	**–**	–
Fair value changes (Note V.6)	**2,070**	595	**716**	(48)
Exchange differences	**(568)**	(263)	**(18)**	10
As at 31 December	**9,986**	8,221	**1,362**	620

Investment properties are included in the consolidated balance sheets at valuation determined on the basis of their open market value as estimated by independent firms of chartered surveyors.

Investment properties are mainly held by BOCHK Holdings, a subsidiary of the Group. The carrying value of investment properties held by BOCHK Holdings as at 31 December 2007 and 2006 amounted to RMB7,546 million and RMB7,516 million respectively. The current year valuation was performed as at 31 December 2007 by Savills Valuation and Professional Service Limited.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

24 Investment property (Continued)

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Held in Hong Kong				
on long-term lease				
(over 50 years)	**7,114**	6,804	**–**	–
on medium-term lease				
(10-50 years)	**790**	548	**–**	–
on short-term lease				
(less than 10 years)	**45**	40	**–**	–
	7,949	7,392	**–**	–
Held outside Hong Kong				
on long-term lease				
(over 50 years)	**1,151**	556	**1,147**	552
on medium-term lease				
(10-50 years)	**668**	202	**–**	–
on short-term lease				
(less than 10 years)	**218**	71	**215**	68
	2,037	829	**1,362**	620
Total	**9,986**	8,221	**1,362**	620

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

25 Other assets

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Interest receivable	**31,782**	24,414	**26,643**	20,035
Accounts receivable and prepayments	**29,996**	18,370	**8,180**	5,605
Intangible assets[1]	**2,859**	3,011	**1,205**	1,147
Repossessed assets	**2,039**	1,967	**999**	1,736
Land use rights[2]	**3,173**	1,108	**3,173**	1,108
Goodwill	**1,752**	1,878	**–**	–
Others	**2,037**	2,822	**1,112**	641
Total	**73,638**	53,570	**41,312**	30,272

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

25 Other assets (Continued)

(1) *Intangible assets*

Group

	Aircraft firm orders and options	Computer software and others	Total
Year ended 31 December 2007			
Opening net book amount	**1,813**	**1,198**	**3,011**
Additions	**-**	**922**	**922**
Amortisation	**-**	**(703)**	**(703)**
Transfer (out)/in	**(263)**	**10**	**(253)**
Exchange difference	**(118)**	**-**	**(118)**
Closing net book amount	**1,432**	**1,427**	**2,859**
Year ended 31 December 2006			
Opening net book amount	–	1,383	1,383
Acquisition of a subsidiary	1,856	–	1,856
Additions	–	329	329
Amortisation	–	(520)	(520)
Transfer (out)/in	(47)	6	(41)
Exchange difference	4	–	4
Closing net book amount	1,813	1,198	3,011

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

25 Other assets (Continued)

(1) Intangible assets (Continued)

Bank

Computer software and others

	As at 31 December	
	2007	2006
Opening net book amount	**1,147**	1,329
Additions	**625**	329
Amortisation	**(577)**	(520)
Transfer in	**10**	9
Closing net book amount	**1,205**	1,147

(2) Land use rights

The carrying value of land use rights is analysed based on the remaining terms of the leases as follows:

Group and Bank

	As at 31 December	
	2007	2006
Held outside Hong Kong		
on long-term lease (over 50 years)	**51**	27
on medium-term lease (10-50 years)	**3,091**	1,068
on short-term lease (less than 10 years)	**31**	13
	3,173	1,108

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

26 Due to banks and other financial institutions

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Due to domestic banks and other financial institutions	**304,137**	157,005	**299,895**	153,017
Due to overseas banks and other financial institutions	**20,711**	21,772	**11,936**	11,359
Total	**324,848**	178,777	**311,831**	164,376

27 Due to central banks

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Foreign exchange deposits	**49,713**	41,956	**49,713**	41,956
Others	**40,772**	418	**40,741**	393
Total	**90,485**	42,374	**90,454**	42,349

28 Government certificates of indebtedness for bank notes issued and bank notes in circulation

Bank of China (Hong Kong) Limited and Bank of China Macau Branch are note issuing banks for Hong Kong dollar and Macau Pataca notes in Hong Kong and Macau, respectively. Under local regulations, these two entities are required to place deposits of funds to the Hong Kong and Macau governments respectively to secure the currency notes in circulation.

Bank notes in circulation represent the liabilities in respect of Hong Kong Dollar notes and Macau Pataca notes in circulation, issued respectively by Bank of China (Hong Kong) Limited and Bank of China Macau branch.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

29 Certificates of deposit and placements from banks and other financial institutions

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Certificates of deposit	**3,321**	4,304	**1,296**	1,305
Placements from domestic banks and other financial institutions	**201,379**	89,110	**183,054**	81,125
Placements from overseas banks and other financial institutions	**43,782**	53,494	**67,540**	64,166
Total placements from banks and other financial institutions	**245,161**	142,604	**250,594**	145,291
Total	**248,482**	146,908	**251,890**	146,596

Included in placements from banks and other financial institutions are amounts received from counterparties under repurchase agreements categorised as follows:

Group and Bank

	As at 31 December	
	2007	2006
Repurchase of:		
Discounted bills	**13**	–
Debt securities	**103,767**	51,245
Precious metals	**6,984**	–
Total	**110,764**	51,245

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

30 Financial liabilities at fair value through profit or loss

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Trading liabilities	**5,371**	7,504	**2,102**	3,943
Financial liabilities designated at fair value				
Structured deposits	**81,284**	**91,221**	**70,653**	**77,498**
Total	**86,655**	98,725	**72,755**	81,441

Trading liabilities represent the quoted debt securities that the Group intends to buy back in the short term.

Certain structured deposits are matched with derivatives as part of a documented risk management strategy to mitigate market risks, including interest rate and currency risk. An accounting mismatch would arise if the structured deposits were accounted for at amortised cost and the related derivatives were measured at fair value, therefore, structured deposits have been designated at fair value with movements in fair value recorded in the income statement.

There were no significant changes in the Group's or Bank's credit risk and therefore there were no significant gains or losses attributed to changes in credit risk for those financial liabilities designated at fair value in 2007 (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

31 Due to customers

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Demand deposits				
Corporate customers	**1,174,722**	979,653	**1,066,740**	883,939
Individual customers	**810,720**	770,583	**600,219**	565,893
	1,985,442	1,750,236	**1,666,959**	1,449,832
Time deposits				
Corporate customers	**694,995**	549,118	**533,366**	434,924
Individual customers	**1,545,001**	1,645,914	**1,251,950**	1,334,994
	2,239,996	2,195,032	**1,785,316**	1,769,918
Security and margin deposits	**174,673**	145,850	**165,614**	138,815
Total	**4,400,111**	4,091,118	**3,617,889**	3,358,565

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

32 Bonds issued

	Issue date	Maturity date	Interest rate	As at 31 December			
				Group		Bank	
				2007	2006	**2007**	2006
Subordinated bonds issued:							
2004 RMB Debt Securities[1]							
First Tranche	7 July 2004	20 July 2014	4.87%	**14,070**	14,070	**14,070**	14,070
Second Tranche	22 October 2004	16 November 2014	4.94%	**12,000**	12,000	**12,000**	12,000
2005 RMB Debt Securities[2]							
First Tranche	18 February 2005	4 March 2015	4.83%	**15,930**	15,930	**15,930**	15,930
Second Tranche (fixed rate)	18 February 2005	4 March 2020	5.18%	**9,000**	9,000	**9,000**	9,000
Second Tranche (floating rate)	18 February 2005	4 March 2015	floating rate	**9,000**	9,000	**9,000**	9,000
Subtotal				**60,000**	60,000	**60,000**	60,000
Other bonds issued:							
1994 US Dollar Debt Securities	10 March 1994	15 March 2014	8.25%	**162**	173	**162**	173
2007 RMB Debt Securities issued in Hong Kong[3]							
Tranche A	28 September 2007	28 September 2009	3.15%	**1,581**	-	**2,000**	-
Tranche B	28 September 2007	28 September 2010	3.35%	**695**	-	**1,000**	-
Others				**1,953**	-	**-**	-
Subtotal				**4,391**	173	**3,162**	173
Total[4]				**64,391**	60,173	**63,162**	60,173

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

32 Bonds issued (Continued)

(1) Pursuant to Yinfu [2004] No. 35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No. 81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued the following subordinated bonds:

The first tranche of subordinated bonds issued on 7 July 2004 has a maturity of 10 years, with a fixed coupon rate of 4.87%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 20 July 2009. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 2.8%, and shall remain fixed for the remaining term of the bonds.

The second tranche of subordinated bonds issued on 22 October 2004 has a maturity of 10 years, with a fixed coupon rate of 4.94%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 16 November 2009. If the Bank does not exercise this option, the coupon rate for the second 5-year period shall be the original coupon rate plus 3%, and shall be fixed for the remaining term of the bonds.

These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

(2) The first tranche of subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a fixed coupon rate of 4.83%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 3%, and shall remain fixed for the remaining term of the bonds.

The second tranche of subordinated bonds issued on 18 February 2005 comprises a fixed rate portion and a floating rate portion.

The second tranche of fixed rate subordinated bonds issued on 18 February 2005 has a maturity of 15 years, with a fixed coupon rate of 5.18%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2015. If the Bank does not exercise this option, the annual coupon rate of the bonds for the third 5-year period shall be the original coupon rate plus 3%, and shall remain fixed through the maturity date.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

32 Bonds issued (Continued)

The second tranche of floating rate subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a floating rate based on a 7-day domestic money market rate, paid semi-annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the floating rate for the second 5-year period shall be the original floating rate plus 1%.

These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

(3) On 28 September 2007, the Bank issued the following Renminbi bonds in Hong Kong:

- The A tranche of bonds issued has a maturity of 2 years, with a fixed coupon rate of 3.15%, paid semi-annually; and
- The B tranche of bonds issued has a maturity of 3 years, with a fixed coupon rate of 3.35%, paid semi-annually.

(4) The Group has not had any default of principal, interest or redemption amounts with respect to its bonds issued during the year (2006: nil).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

33 Other borrowings

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Special purpose borrowings[1]				
Export credit loans	**10,646**	13,955	**10,646**	13,955
Foreign government loans	**16,186**	17,577	**16,186**	17,577
Other subsidized loans	**11,289**	14,474	**11,289**	14,474
	38,121	46,006	**38,121**	46,006
Term loans and other borrowings[2]	**13,587**	17,392	**–**	–
Total[3]	**51,708**	63,398	**38,121**	46,006

(1) Special purpose borrowings are long-term borrowings in multiple currencies from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidized loans. These special purpose loans are normally used to finance projects of special commercial purpose in the PRC and the Bank is obliged to repay these loans when they fall due.

As of 31 December 2007, the maturity of special purpose borrowings ranges from within 1 month to 35 years. The interest bearing special purpose borrowings bear floating and fixed interest rates ranging from 0.20% to 7.95% (2006: 0.20% to 9.20%). These terms are consistent with those related to similar development loans from these entities.

(2) These term loans and other borrowings relate to the financing of the aircraft leasing business of BOC Aviation, a wholly owned subsidiary of the Bank.

As at 31 December 2007, these term loans and other borrowings have a maturity ranging from within 1 month to 11 years and bear floating and fixed interest rates ranging from 5.05% to 7.56% (2006: 5.55% to 7.56%). The term loans and other borrowings of RMB13.4 billion (2006: 16.2 billion) are secured by aircraft of the Group. See Note V.23.

(3) The Group has not had any default of principal, interest or redemption amounts with respect to the other borrowings during the year (2006: nil).

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

34 Retirement benefit obligations

The Group recognises a liability for the present value of the unfunded obligation relating to retirement benefits payable to certain retired and early retired employees in the consolidated balance sheet. As of 31 December 2007 and 2006, the actuarial liabilities in relation to the retirement benefit obligation for employees who retired prior to 31 December 2003 and early retirement obligation existing at the respective year-end dates were RMB2,234 million (2006: RMB2,129 million) and RMB4,997 million (2006: RMB5,315 million), which were assessed by Hewitt Associates LLC, using the projected unit credit method.

The amounts of retirement benefit costs recognised in the income statement comprise:

Group and Bank

	Year ended 31 December	
	2007	2006
Interest cost	**250**	236
Net actuarial loss recognised in the year	**552**	1,155
Total (Note V.8)	**802**	1,391

The movements of the net liabilities recognised in the balance sheets are as follow:

Group and Bank

	2007	2006
As at 1 January	**7,444**	7,052
Amounts recognised in the income statement	**802**	1,391
Benefits paid	**(1,015)**	(999)
As at 31 December	**7,231**	7,444

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

34 Retirement benefit obligations (Continued)

Primary assumptions used:

	As at 31 December	
	2007	2006
Discount rate	**4.43%**	3.60%
Pension benefit inflation rate		
– Normal retiree	**8.0% ~ 4.0%**	2.0%
– Early retiree	**4.5% ~ 4.0%**	2.0%
Medical benefit inflation rate	**5.50%**	7.12%
Retiring age		
– Male	**60**	60
– Female	**50/55**	50/55

Assumptions regarding future mortality experience are based on China Insurance Industry Experience Mortality Table (published historical statistics in China).

35 Share option schemes

(1) *Share Appreciation Rights Plan*

In November 2005, the Bank's Board of Directors and equity holders approved and adopted a Share Appreciation Rights Plan under which eligible participants including directors, supervisors, management and other personnel designated by the Board, will be granted share appreciation rights, up to 25% of which will be exercisable each year beginning on the third anniversary date from the date of the grant. The share appreciation rights will be valid for seven years from the date of grant. Eligible participants will be entitled to receive an amount equal to the difference, if any, between the average closing market price of the Bank's H shares in the ten days prior to the date of grant and the average closing market price of the Bank's H shares in the 12 months prior to the date of exercise as adjusted for any change in the Bank's equity. The plan provides cash-settled share-based payment only and accordingly, no shares will be issued under the share appreciation rights plan.

No share appreciation rights were granted during the year ended 31 December 2007 and 2006.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

35 Share option schemes (Continued)

(2) Share Option Scheme and Sharesave Plan

On 10 July 2002, the equity holders of BOCHK Holdings, approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan.

Since the establishment of the Share Option Scheme and the Sharesave Plan, no options were granted during the period from 10 July 2002 to 31 December 2007.

(3) BOCHK Holdings Pre-listing Share Option Scheme

On 5 July 2002, certain of the Bank's directors, senior management personnel and employees of the Group were granted options by BOC Hong Kong (BVI) Limited ("BOCHK (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase from BOCHK (BVI) an aggregate of 31,132,600 previously issued and outstanding shares of BOCHK Holdings for HKD8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. No further offers to grant any options under the Pre-listing Share Option Scheme will be made. The Group has no legal or constructive obligation to repurchase or settle the options in cash. The Group has taken advantage of the transitional provision of IFRS 2 under which the required recognition and measurements have not been applied to the options granted to employees of the Group on or before 7 November 2002.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

35 Share option schemes (Continued)

(3) BOCHK Holdings Pre-listing Share Option Scheme (Continued)

Details of the movement of share options outstanding are as follows:

	Directors and key management	Other employees	Others*	Total number of share options
As at 1 January 2007	**6,381,500**	**6,058,050**	**1,446,000**	**13,885,550**
Transferred	**(1,446,000)**	**-**	**1,446,000**	**-**
Less: Share options exercised during the year	**(119,500)**	**(1,969,350)**	**(1,446,000)**	**(3,534,850)**
As at 31 December 2007	**4,816,000**	**4,088,700**	**1,446,000**	**10,350,700**
As at 1 January 2006	6,142,500	10,619,250	1,446,000	18,207,750
Transferred	239,000	(239,000)	-	-
Less: Share options exercised during the year	-	(4,278,700)	-	(4,278,700)
Share options lapsed during the year	-	(43,500)	-	(43,500)
As at 31 December 2006	6,381,500	6,058,050	1,446,000	13,885,550

* These represent share options held by former directors or former employees of BOCHK Holdings.

Regarding the share options exercised during the years ended 31 December 2007 and 2006 the weighted average share price of BOCHK Holdings' shares at the time of exercise was HKD19.38 (equivalent to RMB18.85), and HKD16.50 (equivalent to RMB16.91) respectively.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

36 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group and the Bank after offsetting qualifying amounts:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Deferred income tax assets	**17,647**	21,396	**18,080**	21,843
Deferred income tax liabilities	**(2,894)**	(3,029)	**(44)**	(32)
	14,753	18,367	**18,036**	21,811

The movements of the deferred income tax asset and liability account are as follows:

	Year ended 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
As at 1 January	**18,367**	18,368	**21,811**	20,366
(Charged)/credited to income statement	**(4,368)**	91	**(4,246)**	807
Credited to available for sale reserve	**569**	622	**465**	632
Acquisition of a subsidiary	**–**	(786)	**–**	–
Exchange differences	**185**	72	**6**	6
As at 31 December	**14,753**	18,367	**18,036**	21,811

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

36 Deferred income taxes (Continued)

Deferred income tax assets and liabilities, before offsetting qualifying amounts, are attributable to the following items:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Deferred income tax assets				
Asset impairment allowances	**17,840**	20,205	**17,668**	20,103
Fair value changes of financial assets at fair value through profit or loss, and derivative financial instruments	**3,854**	2,914	**3,854**	2,914
Fair value changes of available for sale securities credited to equity	**2,030**	568	**1,897**	544
Statutory asset revaluation surplus	**1,493**	2,539	**1,493**	2,539
Pension and other benefit costs	**1,278**	821	**1,278**	821
Other temporary differences	**414**	699	**298**	91
	26,909	27,746	**26,488**	27,012
Deferred income tax liabilities				
Fair value changes of financial assets at fair value through profit or loss, and derivative financial instruments	**(7,532)**	(5,124)	**(7,532)**	(5,124)
Fair value changes of available for sale securities charged to equity	**(893)**	–	**(888)**	–
Depreciation of property and equipment	**(1,093)**	(1,688)	**(32)**	(69)
Revaluation of property and investment property	**(2,089)**	(1,928)	**–**	–
Other temporary differences	**(549)**	(639)	**–**	(8)
	(12,156)	(9,379)	**(8,452)**	(5,201)
	14,753	18,367	**18,036**	21,811

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

36 Deferred income taxes (Continued)

The deferred income tax (charge)/credit in the income statement comprises the following temporary differences:

Group

	Year ended 31 December	
	2007	2006
Asset impairment allowances	**(2,365)**	2,461
Fair value changes of financial assets at fair value through profit or loss, and derivative financial instruments	**(1,468)**	(1,825)
Statutory asset revaluation surplus	**(1,046)**	(101)
Pension and other benefit costs	**457**	243
Revaluation of property and investment property	**(161)**	(18)
Other temporary differences	**215**	(669)
Total	**(4,368)**	91

37 Other liabilities

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Items in the process of clearance and settlement	**83,042**	65,510	**68,436**	50,877
Interest payable	**37,869**	33,834	**35,632**	31,747
Salary and welfare payable	**10,130**	9,052	**7,957**	7,652
Payable to the MOF(1)	**4,340**	8,680	**4,340**	8,680
Allowance for litigation losses(2)	**1,614**	1,985	**1,449**	1,783
Insurance liabilities, net(3)	**23,293**	16,825	**-**	-
Others	**22,555**	17,570	**10,870**	11,788
Total	**182,843**	153,456	**128,684**	112,527

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

37 Other liabilities (Continued)

(1) Financial restructuring arrangements

As at 31 December 2007, the Group had a liability of RMB4,340 million (2006: RMB8,680 million) to MOF in respect of the excess of the appraised value of the net assets of the Bank as at 31 December 2003 over the amount of the share capital of the Bank as at the date. This liability is non-interest bearing and is to be paid before 31 December 2008.

(2) Movements of allowance for litigation losses are as follows:

	Group		Bank	
	2007	2006	**2007**	2006
As at 1 January	**1,985**	1,516	**1,783**	1,516
Allowance for the year (Note V.7)	**199**	897	**191**	692
Utilised during the year	**(570)**	(428)	**(525)**	(425)
As at 31 December (Note V.41)	**1,614**	1,985	**1,449**	1,783

(3) Insurance liabilities, net

Group

	As at 31 December	
	2007	2006
Long term insurance contracts	**21,066**	14,625
General insurance contracts	**2,227**	2,200
Total	**23,293**	16,825

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Share capital and capital reserve

Group

	Number of ordinary shares (in millions)	Ordinary shares	Capital reserve	Treasury shares	Total
As at 1 January 2007	**253,789**	**253,839**	**66,617**	**(216)**	**320,240**
Net change in treasury shares[1]	**39**	**–**	**–**	**171**	**171**
Others	**–**	**–**	**(25)**	**–**	**(25)**
As at 31 December 2007	**253,828**	**253,839**	**66,592**	**(45)**	**320,386**
As at 1 January 2006	209,427	209,427	(5,954)	–	203,473
Issue of ordinary shares (net of issuance costs)[2]	44,412	44,412	72,567	–	116,979
Net change in treasury shares[1]	(50)	–	–	(216)	(216)
Others	–	–	4	–	4
As at 31 December 2006	253,789	253,839	66,617	(216)	320,240

Bank

	Number of ordinary shares (in millions)	Ordinary shares	Capital reserve	Treasury shares	Total
As at 1 January 2007	**253,839**	**253,839**	**66,166**	**–**	**320,005**
Others	**–**	**–**	**(4)**	**–**	**(4)**
As at 31 December 2007	**253,839**	**253,839**	**66,162**	**–**	**320,001**
As at 1 January 2006	209,427	209,427	(6,054)	–	203,373
Issue of ordinary shares (net of issuance costs) [2]	44,412	44,412	72,219	–	116,631
Others	–	–	1	–	1
As at 31 December 2006	253,839	253,839	66,166	–	320,005

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

38 Share capital and capital reserve (Continued)

As at 31 December 2007, the Bank's share capital is as follows:

	Number of shares
Domestic listed A shares, par value RMB1.00 per share[3]	177,818,910,740
Overseas listed H shares, par value RMB1.00 per share[3]	76,020,251,269
Total	253,839,162,009

(1) As at 31 December 2007, a wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from equity holders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 31 December 2007 was 11 million (2006: 50 million).

(2) In 2006, the Bank issued 8,514,415,652 shares to the National Council for Social Security Fund, 29,403,878,000 shares to Hong Kong and overseas investors and 6,493,506,000 shares to the domestic investors.

(3) All A shares and H shares rank pari passu with the same rights and benefits.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

39 Statutory reserves, general and regulatory reserves and undistributed profits

Group

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
As at 1 January 2007	**10,380**	**13,934**	**38,425**	**62,739**
Net profit	**–**	**–**	**56,248**	**56,248**
Appropriation to statutory reserves[1]	**5,068**	**–**	**(5,068)**	**–**
Appropriation to general and regulatory reserve[2]	**–**	**10,977**	**(10,977)**	**–**
Dividends[3]	**–**	**–**	**(10,154)**	**(10,154)**
Others	**–**	**–**	**6**	**6**
As at 31 December 2007	**15,448**	**24,911**	**68,480**	**108,839**
As at 1 January 2006	5,987	5,109	10,188	21,284
Net profit	–	–	42,830	42,830
Appropriation to statutory reserves[1]	4,393	–	(4,393)	–
Appropriation to general and regulatory reserve[2]	–	8,828	(8,828)	–
Dividends[3]	–	–	(1,375)	(1,375)
Others	–	(3)	3	–
As at 31 December 2006	10,380	13,934	38,425	62,739

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

39 Statutory reserves, general and regulatory reserves and undistributed profits (Continued)

Bank

	Statutory reserves	General and regulatory reserves	Undistributed profits	Total
As at 1 January 2007	**9,714**	**11,393**	**14,385**	**35,492**
Net profit	**–**	**–**	**46,269**	**46,269**
Appropriation to statutory reserves(1)	**4,634**	**–**	**(4,634)**	**–**
Appropriation to general and regulatory reserve(2)	**–**	**10,632**	**(10,632)**	**–**
Dividends(3)	**–**	**–**	**(10,154)**	**(10,154)**
As at 31 December 2007	**14,348**	**22,025**	**35,234**	**71,607**
As at 1 January 2006	5,465	2,618	(8,709)	(626)
Net profit	–	–	37,493	37,493
Appropriation to statutory reserves(1)	4,249	–	(4,249)	–
Appropriation to general and regulatory reserve(2)	–	8,775	(8,775)	–
Dividends(3)	–	–	(1,375)	(1,375)
As at 31 December 2006	9,714	11,393	14,385	35,492

(1) Statutory reserves

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under Chinese Accounting Standards (CAS), to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may cease when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the equity holders, the statutory surplus reserve can be used for replenishing the accumulated losses or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of Statutory surplus reserve after such capitalisation is not less than 25% of the share capital.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

39 Statutory reserves, general and regulatory reserves and undistributed profits (Continued)

(1) Statutory reserves (Continued)

In addition, some overseas branches and subsidiaries are required to transfer certain percentages of their net profit to the Statutory surplus reserve as stipulated by local banking authorities.

In accordance with a resolution of the Board of Directors dated 25 March 2008, the Bank appropriated 10% of the net profit for the year ended 31 December 2007 as reported in the PRC statutory financial statements to the Statutory surplus reserves, amounting to RMB4,626 million (2006: RMB4,249 million).

(2) General and regulatory reserves

Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by MOF in addition to the specific allowance for impairment losses. The Bank is required to establish and maintain a general reserve within Equity holders' equity, through the appropriation of income to address unidentified potential impairment losses. The general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy. The Bank intends to achieve the required reserve level by the end of 2008.

In accordance with a resolution dated 25 March 2008 and on the basis of the Bank's profit for the year ended 31 December 2007, the Board of Directors of the Bank approved the appropriation of RMB10,626 million (2006: RMB8,764 million) to the general reserves for the year ended 31 December 2007. The total amount of general reserves maintained as at 31 December 2007 has achieved 0.7% of the aggregate amount of risk assets (2006: 0.4%).

The Regulatory reserve mainly refers to the reserve amount set aside by BOC Hong Kong (Group) Limited, a subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks. As at 31 December 2007 and 2006, the reserve amount set aside by BOC Hong Kong (Group) Limited was RMB2,875 million and RMB2,533 million respectively.

(3) Dividends

A dividend of RMB10,154 million in respect of 2006 profits was approved by the equity holders of the Bank at the Annual General Meeting held on 14 June 2007.

A dividend of RMB0.10 per share in respect of 2007 profits, amounting to a total dividend of RMB25,384 million is to be proposed for approval at the Annual General Meeting to be held on 19 June 2008. These financial statements do not reflect this dividend payable in liabilities.

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

40 Reserve for fair value changes of available for sale securities

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
As at 1 January	**2,009**	1,899	**(1,038)**	280
Net changes in fair value[1]	**(17,585)**	(1)	**(22,461)**	(2,237)
Net impairment charges transferred to income statement	**10,368**	–	**10,271**	–
Net fair value changes transferred to income statement on derecognition	**3,166**	(508)	**7,059**	287
Deferred income taxes	**536**	619	**465**	632
As at 31 December	**(1,506)**	2,009	**(5,704)**	(1,038)

(1) The net changes in fair value of available for sale securities are mainly a result of changes in the fair value of RMB debt securities due to movements in the interest rates, changes in the fair value of equity investments and changes in the fair value of foreign currency securities.

41 Contingent liabilities and commitments

(1) Legal proceedings

As at 31 December 2007, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 31 December 2007, provisions of RMB1,614 million (2006: RMB1,985 million) were made based on court judgments or the advice of counsel (See Note V.37). After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

41 Contingent liabilities and commitments (Continued)

(2) Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swaps agreements with other banks and financial institutions are set forth in the tables below. As at 31 December 2007, the Group and the Bank had such repurchase, short positions and precious metals swaps agreements amounting to RMB114,742 million (2006: RMB54,806 million) and RMB111,473 million (2006: RMB51,245 million) respectively. All such agreements mature within twelve months from inception.

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Precious metals	**7,982**	–	**7,982**	–
Bills	**714**	–	**714**	–
Debt securities	**107,046**	55,212	**103,454**	51,632
Total	**115,742**	55,212	**112,150**	51,632

(3) Collateral accepted

The Group accepts cash collateral and accepts security collateral that it is permitted to sell or re-pledge in connection with its reverse repurchase agreements and securities lending transactions. As at 31 December 2007, the fair value of cash collateral and security collateral accepted by the Group and the Bank amounted to RMB33,876 million (2006: RMB77,657 million). As at 31 December 2007, both the Group and the Bank had an obligation to return security collateral that it has sold with a fair value of RMB1,890 million (2006: RMB3,728 million).

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

41 Contingent liabilities and commitments (Continued)

(4) *Capital commitments*

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Property and equipment				
Contracted but not provided for	**43,384**	37,925	**622**	2,454
Authorised but not contracted for	**1,260**	1,536	**1,232**	1,531
Intangible assets				
Contracted but not provided for	**1,011**	816	**914**	756
Authorised but not contracted for	**255**	–	**119**	–
Total	**45,910**	40,277	**2,887**	4,741

(5) *Operating leases*

Under the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group and the Bank in the future are summarised as follows:

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Within one year	**1,852**	1,604	**1,467**	1,286
One to two years	**1,473**	1,281	**1,213**	1,069
Two to three years	**1,101**	969	**991**	863
Above three years	**3,033**	2,832	**3,000**	2,808
Total	**7,459**	6,686	**6,671**	6,026

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

41 Contingent liabilities and commitments (Continued)

(6) *Certificate Treasury Bond redemption commitments*

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest in accordance with the early redemption arrangement.

As at 31 December 2007, the principal value of the bonds amounts to RMB61,439 million (2006: RMB84,500 million). The original maturities of these bonds vary from 3 to 5 years and management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

The MOF will not provide funding for the early redemption of these Certificate Treasury Bonds on a back-to-back basis but will pay interest and repay the principal at maturity.

(7) *Credit commitments*

	As at 31 December			
	Group		Bank	
	2007	2006	**2007**	2006
Loan commitments[(i)]				
with an original maturity of under one year	**228,484**	212,179	**101,186**	98,392
with an original maturity of one year or over	**337,515**	258,392	**279,408**	211,520
Acceptances	**214,758**	217,093	**207,987**	212,163
Letters of guarantee issued	**423,771**	290,205	**424,343**	286,050
Letters of credit issued	**130,334**	109,083	**109,783**	93,613
Others	**685**	870	**568**	490
Total	**1,335,547**	1,087,822	**1,123,275**	902,228

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

41 Contingent liabilities and commitments (Continued)

(7) Credit commitments (Continued)

(i) Loan commitments represent general credit facility limits for our corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

Credit risk weighted amounts of contingent liabilities and commitments

Group

	As at 31 December	
	2007	2006
Contingent liabilities and commitments	**484,879**	413,678

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

42 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with an original maturity of less than three months:

Group

	As at 31 December	
	2007	2006
Cash and due from banks	**70,249**	38,805
Balances with central banks	**156,707**	101,776
Placements with banks and other financial institutions	**282,837**	305,618
Short term bills and notes	**19,144**	73,745
Total	**528,937**	519,944

43 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

(1) Transactions with the parent company and other companies controlled by the parent company

(a) Transactions with the parent company

Huijin became the equity holder of the Bank from 30 December 2003. As of December 31 2007, Huijin owned a 67.49% equity interest in the Bank.

Huijin deposit

	2007	2006
As at 1 January	**22,060**	38,869
Deposits received during the year	**99,619**	288,128
Deposits repaid during the year	**(100,087)**	(304,937)
As at 31 December	**21,592**	22,060

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

43 Related party transactions (Continued)

(1) Transactions with the parent company and other companies controlled by the parent company (Continued)

(b) Transactions with other companies controlled by the parent company

Huijin also has controlling equity interests in certain other bank and non-bank entities in the PRC. The Group enters into banking transactions with these companies in the normal course of its business. These include trading assets, investment securities and money market transactions.

The related interest rate range and the outstanding balances with these companies as of 31 December 2007 and 2006 are as follows:

	2007	2006
Balances at the end of the year:		
Financial assets at fair value through profit or loss and investment securities	**2,742**	1,762
Due from banks and other financial institutions	**332**	121
Placements with banks and other financial institutions	**1,669**	1,662
Due to banks and other financial institutions	**(5,159)**	(1,971)
Placements from banks and other financial institutions	**(20,638)**	(106)

	2007	2006
Interest rate ranges at the end of the year:		
Financial assets at fair value through profit or loss and investment securities	**1.00%-7.16%**	3.15%-6.54%
Due from banks and other financial institutions	**0.72%-5.33%**	0.00%-5.40%
Placements with banks and other financial institutions	**1.00%-7.04%**	2.40%-6.05%
Due to banks and other financial institutions	**0.00%-3.45%**	0.00%-3.00%
Placements from banks and other financial institutions	**0.01%-6.07%**	0.99%-4.25%

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

43 Related party transactions (Continued)

(2) *Transactions with government agencies, authorities and other state controlled entities*

The Bank is subject to the control of the State Council of the PRC Government through Huijin, which also directly and indirectly controls a significant number of entities through its government authorities, agencies and affiliates. The Group enters into extensive banking transactions with government authorities, agencies and affiliates and other state controlled entities in the normal course of business and commercial terms.

Transactions conducted with government agencies, authorities and other state controlled entities include purchase and redemption of investment securities issued by government agencies, underwriting and distribution of Certificate Treasury Bonds issued by government agencies through the Group's branch network, foreign exchange and interest rate derivative transactions, lending, provision of credit and guarantees and deposit taking.

The details of transactions and balances with government agencies, authorities and other state controlled entities conducted in the ordinary course of business are set out below, other than those disclosed elsewhere in this financial statements.

	2007	2006
Balances at the end of the year:		
Due from banks and other financial institutions	**1,995**	3,499
Placements with banks and other financial institutions	**44,270**	42,963
Financial assets at fair value through profit or loss and investment securities	**355,225**	349,173
Loans and advances to customers[(a)(c)]	**593,487**	576,653
Due to banks and other financial institutions	**(219,191)**	(124,466)
Placements from banks and other financial institutions	**(166,020)**	(104,486)
Due to customers[(b)(c)]	**(537,307)**	(464,088)

	As at 31 December	
	2007	2006
Allowance for impairment losses:		
Placements with banks and other financial institutions	**(390)**	(499)
Financial assets at fair value through profit or loss and investment securities	**(148)**	(152)
Individually assessed loans and advances[(a)]	**(10,176)**	(11,988)

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

43 Related party transactions (Continued)

(2) Transactions with government agencies, authorities and other state controlled entities (Continued)

	2007	2006
Interest rate ranges at the end of the year:		
Due from banks and other financial institutions	**0.72%-9.75%**	0.00%-11.00%
Placements with banks and other financial institutions	**0.30%-10.20%**	0.07%-7.40%
Financial assets at fair value through profit or loss and investment securities	**1.00%-8.25%**	0.48%-8.25%
Loans and advances to customers[a]	**0.20%-18.00%**	0.20%-18.24%
Due to banks and other financial institutions	**0.00%-6.00%**	0.00%-4.82%
Placements from banks and other financial institutions	**0.01%-8.58%**	0.01%-7.60%
Due to customers[b]	**0.00%-7.85%**	0.00%-8.40%

(a) The disclosures above are in relation to related party transactions with the Group's 3,000 largest outstanding corporate loans to individual customers. Given that these large loans accounted for the majority of the Group's total corporate loan balances, management is of the opinion that this disclosure demonstrates the potential effect on the Group's lending to other state controlled entities.

(b) The disclosures above are in relation to related party transactions with the Group's 4,000 largest corporate deposits. Given that these deposits accounted for a significant portion of the Group's total corporate deposit balances, management is of the opinion that this disclosure demonstrates the potential effect on the Group's deposits from other state controlled entities.

(c) The maturity analysis set out in Note III.5.2 gives an overview of the average turnover of the loan portfolio and deposits which provides a basis for assessing the average turnover of the loans and advances to related parties and deposits from related parties.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

43 Related party transactions (Continued)

(3) *Transactions with associates and joint ventures*

The Group enters into banking transactions with associates and joint ventures in the normal course of business at commercial terms. These include loans and advances, deposit taking and other normal banking businesses. The outstanding balances with associates and joint ventures as of the respective year end dates are stated below:

	2007	2006
Balances as at the end of the year:		
Loans and advances	**908**	814
Deposits	**(11,367)**	(3,289)
Placements with banks and other financial institutions	**520**	–
Placements from banks and other financial institutions	**(2)**	–

(4) *Transactions with key management personnel*

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During 2007 and 2006, there were no material transactions and balances with key management personnel on an individual basis.

The key management compensation for the years ended 31 December 2007 and 2006 is detailed as follows:

	Year ended 31 December	
	2007	2006
Short-term employment benefits	**31**	29
Post-employment benefits	**1**	1
Total	**32**	30

(Amount in millions of Renminbi, unless otherwise stated)

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

44 Balances with subsidiaries

Included in the following captions of the Bank's balance sheets are balances with subsidiaries:

	As at 31 December	
	2007	2006
Due from banks	**557**	3,234
Placements with other banks and financial institutions	**44,136**	36,673
Due to other banks	**(7,322)**	(4,111)
Placements from other banks and financial institutions	**(27,871)**	(11,647)

45 Acquisition of subsidiaries

On 15 December 2006, Bank of China Group Investment Limited, a wholly owned subsidiary of the Bank, acquired 100% of the share capital of BOC Aviation (formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd) for cash consideration of USD978 million (RMB7,627 million equivalent).

The operating income of the acquired company was not significant to the Group for the year ended 31 December 2006.

V NOTES TO THE FINANCIAL STATEMENTS (Continued)

45 Acquisition of subsidiaries (Continued)

The details of the fair value of the assets and liabilities acquired and goodwill arising as at 15 December 2006 are as follows:

	Fair value	Acquiree's carrying amount
Cash and cash equivalents	2,254	2,254
Property and equipment	21,901	21,693
Intangible assets	1,856	-
Other assets	428	428
Deferred income tax liabilities	(777)	(260)
Other liabilities	(19,910)	(19,910)
Net assets acquired	5,752	4,205
Goodwill	1,875	
Total purchase consideration paid by cash	7,627	
Less: Cash and cash equivalents in subsidiary acquired	(2,254)	
Net cash outflow on acquisition	5,373	

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise. Fair value of assets and liabilities acquired were based on discounted cash flow models.

There was no provision required in connection with this acquisition.

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

1 Liquidity ratios

	As at 31 December	
	2007	2006
RMB current assets to RMB current liabilities	**32.58%**	37.65%
Foreign currency current assets to foreign currency current liabilities	**75.91%**	64.14%

Liquidity ratio is calculated in accordance with the relevant provisions of PBOC and CBRC. Financial data are based on the Chinese Accounting Standards 2006. Data for the year 2006 are not adjusted retrospectively.

2 Currency concentrations

Group

	Equivalent in millions of Renminbi			
	USD	HKD	Others	Total
As at 31 December 2007				
Spot assets	**1,206,954**	**702,629**	**299,503**	**2,209,086**
Spot liabilities	**(664,232)**	**(715,603)**	**(281,562)**	**(1,661,397)**
Forward purchases	**502,008**	**140,720**	**203,885**	**846,613**
Forward sales	**(1,046,006)**	**(42,170)**	**(211,771)**	**(1,299,947)**
Net options position*	**4,212**	**(816)**	**(3,487)**	**(91)**
Net long position	**2,936**	**84,760**	**6,568**	**94,264**
Net structural position	**20,410**	**24,446**	**4,329**	**49,185**
As at 31 December 2006				
Spot assets	1,293,462	673,839	323,070	2,290,371
Spot liabilities	(698,037)	(692,564)	(281,209)	(1,671,810)
Forward purchases	354,019	132,513	144,966	631,498
Forward sales	(694,752)	(47,811)	(182,891)	(925,454)
Net options position*	(133,930)	(1,446)	(1,456)	(136,832)
Net long position	120,762	64,531	2,480	187,773
Net structural position	23,300	23,173	4,072	50,545

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

2 Currency concentrations (Continued)

On the basis that the positions are excluded from the spot assets, spot liabilities and net long position, and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognised under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

	Equivalent in millions of Renminbi			
	USD	HKD	Others	Total
As at 31 December 2007				
Net long/(short) position	**21,939**	**3,822**	**(5,371)**	**20,390**
Net structural position**	**1,407**	**105,384**	**16,268**	**123,059**
As at 31 December 2006				
Net long/(short) position	142,546	(9,691)	(8,317)	124,538
Net structural position	1,516	97,395	14,869	113,780

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

** This includes RMB position held by foreign operations.

3 Segmental information

(1) Impaired loans by geographical area

	As at 31 December 2007		
	Impaired loans	Specific provision	Collective provision
Chinese Mainland	**89,437**	**51,349**	**12,241**
Hong Kong and Macau	**695**	**393**	**60**
Other overseas locations	**185**	**95**	**33**
	90,317	**51,837**	**12,334**

	As at 31 December 2006		
	Impaired loans	Specific provision	Collective provision
Chinese Mainland	100,716	53,118	12,611
Hong Kong and Macau	2,334	669	89
Other overseas locations	182	59	35
	103,232	53,846	12,735

3 Segmental information (Continued)

(2) Overdue loans by geographical area

For the purposes of the table below, loans and advances to customers are considered overdue if either principal or interest payment is overdue.

	As at 31 December	
	2007	2006
Chinese Mainland	**88,956**	114,003
Hong Kong and Macau	**7,409**	4,360
Other overseas locations	**236**	191
	96,601	118,554
Less: gross loans and advances to customers which have been overdue for less than 3 months	**(33,407)**	(44,336)
	63,194	74,218
Impairment allowance – individually assessed for loans and advances to customers which have been overdue for more than 3 months	**(38,119)**	(36,492)

Collateral held against loans and advances to customers which have been overdue for more than 3 months mainly include cash deposit and mortgages over properties.

4 Cross-border claims

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, financial assets at fair value through profit or loss, loans and advances to customers and investment securities.

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

4 Cross-border claims (Continued)

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2007				
Asia Pacific excluding Chinese Mainland				
– Hong Kong	**33,364**	**21,063**	**365,654**	**420,081**
– Other Asia Pacific locations	**125,787**	**46,095**	**65,030**	**236,912**
	159,151	**67,158**	**430,684**	**656,993**
North and South America	**172,011**	**200,586**	**147,870**	**520,467**
Europe	**373,463**	**4,315**	**42,022**	**419,800**
Middle East and Africa	**1,689**	**329**	**3,632**	**5,650**
	706,314	**272,388**	**624,208**	**1,602,910**
As at 31 December 2006				
Asia Pacific excluding Chinese Mainland				
– Hong Kong	22,622	22,438	351,754	396,814
– Other Asia Pacific locations	122,713	60,160	58,340	241,213
	145,335	82,598	410,094	638,027
North and South America	270,758	239,871	168,179	678,808
Europe	357,164	74,259	62,525	493,948
Middle East and Africa	1,936	314	3,137	5,387
	775,193	397,042	643,935	1,816,170

5 Gross amount of overdue loans and advances to customers

For the purpose of the table below, loans and advances to customers are considered overdue if either principal or interest payment is overdue.

	As at 31 December	
	2007	2006
Gross loans and advances to customers which have been overdue for:		
– between 3 and 6 months	**4,760**	8,957
– between 6 and 12 months	**9,526**	15,203
– over 12 months	**48,908**	50,058
	63,194	74,218
Percentage:		
– between 3 and 6 months	**0.17%**	0.37%
– between 6 and 12 months	**0.33%**	0.63%
– over 12 months	**1.72%**	2.06%
	2.22%	3.06%

6 Gross amount of overdue placements with banks and other financial institutions

The gross amount of overdue placements with banks and other financial institutions as at 31 December 2007 and 2006 is not considered material.

Supplementary Information – Financial Statements Prepared in Accordance with CAS

(Amount in millions of Renminbi, unless otherwise stated)

1 CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	2007	2006
Interest income	**261,871**	215,334
Interest expense	**(109,126)**	(93,963)
Net interest income	**152,745**	121,371
Fee and commission income	**31,554**	17,139
Fee and commission expense	**(4,066)**	(2,816)
Net fee and commission income	**27,488**	14,323
Net trading losses	**(662)**	(1,544)
Net (losses)/gains on investment securities	**(15,526)**	1,132
Other operating income	**16,624**	10,792
Operating income	**180,669**	146,074
Operating expenses	**(84,210)**	(67,778)
Impairment losses on loans and advances	**(8,252)**	(12,342)
Operating profit	**88,207**	65,954
Share of results of associates and joint ventures	**1,263**	632
Non-operating income, net	**485**	1,044
Profit before income tax	**89,955**	67,630
Income tax expense	**(27,938)**	(19,572)
Profit for the year	**62,017**	48,058
Attribute to:		
Equity holders of the Bank	**56,229**	42,624
Minority interest	**5,788**	5,434
	62,017	48,058
Earnings per share for profit attributable to the equity holders of the Bank during the year (Expressed in RMB per ordinary share) – Basic and diluted	**0.22**	0.18

2 CONSOLIDATED BALANCE SHEET

As at 31 December 2007

	As at 31 December	
	2007	2006
ASSETS		
Cash and due from banks	**71,221**	39,812
Balances with central banks	**751,344**	379,631
Placements with banks and other financial institutions	**386,648**	399,138
Government certificates of indebtedness for bank notes issued	**32,478**	36,626
Precious metals	**44,412**	42,083
Financial assets at fair value through profit or loss	**124,665**	115,828
Derivative financial instruments	**45,839**	24,837
Loans and advances to customers, net	**2,754,493**	2,337,726
Investment securities		
– available for sale	**682,995**	815,178
– held to maturity	**446,647**	461,140
– loans and receivables	**458,620**	500,336
Investment in associates and joint ventures	**6,779**	5,931
Property and equipment	**81,108**	81,823
Investment property	**9,986**	8,221
Deferred income tax assets	**16,202**	19,244
Other assets	**82,116**	64,471
Total assets	**5,995,553**	5,332,025

2 CONSOLIDATED BALANCE SHEET (Continued)

As at 31 December 2007

	As at 31 December	
	2007	2006
LIABILITIES		
Due to banks and other financial institutions	**324,848**	178,777
Due to central banks	**90,485**	42,374
Bank notes in circulation	**32,605**	36,823
Certificates of deposit and placements from banks and other financial institutions	**248,482**	146,908
Financial liabilities at fair value through profit or loss	**86,655**	98,725
Derivative financial instruments	**27,262**	14,323
Due to customers	**4,400,111**	4,091,118
Bonds issued	**64,391**	60,173
Other borrowings	**51,708**	63,398
Current tax liabilities	**21,045**	18,149
Retirement benefit obligations	**7,231**	7,444
Deferred income tax liabilities	**2,894**	3,029
Other liabilities	**182,843**	153,459
Total liabilities	**5,540,560**	4,914,700
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	**253,839**	253,839
Capital reserve	**76,524**	76,549
Statutory reserves	**15,448**	10,380
General and regulatory reserves	**24,911**	13,934
Undistributed profits	**65,223**	35,186
Reserve for fair value changes of available for sale securities	**(2,229)**	1,303
Currency translation differences	**(8,905)**	(3,689)
Treasury shares	**(45)**	(216)
	424,766	387,286
Minority interest	**30,227**	30,039
Total equity	**454,993**	417,325
Total equity and liabilities	**5,995,553**	5,332,025

3 RECONCILIATION OF DIFFERENCES BETWEEN CAS AND IFRS FINANCIAL INFORMATION

	Equity		Net profit attributed to equity holders of the Bank	
	As at 31 December		For the year ended 31 December	
	2007	2006	**2007**	2006
CAS figures	**454,993**	417,325	**56,229**	42,624
Adjustments for accounting standard differences:				
– Reversal of asset revaluation surplus and corresponding depreciation/amortisation and others[1]	**(5,781)**	(6,521)	**742**	307
– Deferred tax impact[2]	**1,445**	2,152	**(723)**	(101)
Subtotal	**(4,336)**	(4,369)	**19**	206
IFRS figures	**450,657**	412,956	**56,248**	42,830

(1) Reversal of asset revaluation surplus and corresponding depreciation/amortisation

Under CAS, the Group recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to land use right, in connection with the Joint Stock Reform Plan. The revalued land use right will be amortised over their remaining useful lives. Under IFRS, relevant asset revaluation surplus and corresponding depreciation/amortisation recognised under CAS should be reversed.

(2) Deferred tax impact

As described above in Note 1, there are differences between the carrying value of relevant assets under CAS and under IFRS. Under IFRS, the tax base of relevant assets is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

Documents Available for Inspection

I. The original Financial Statements signed by the Bank's Chairman, President, Vice President responsible for finance and General Manager of the Accounting Department

II. The original auditor's report signed by the accounting firm

III. The originals of all documents and announcements published by the Bank on *China Securities, Shanghai Securities* and *Securities Times* during the reporting period

IV. The Articles of Association of the Bank

Reference for Shareholders

Financial Calendar for 2008

Announcement of 2007 annual results	26 March 2008
Annual report of 2007	to be mailed to H-share holders in late April 2008
Annual General Meeting of 2007	to be held on 19 June 2008
Announcement of 2008 interim results	to be announced not later than 31 August 2008

Annual General Meeting

The Bank has scheduled to hold the Annual General Meeting of 2007 at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, and Island Ballroom, Island Shangri-La, Hong Kong, Level 5, Pacific Place, Supreme Court Road, Central, Hong Kong at 3 p.m. Thursday on 19 June 2008.

Dividends

The Board has recommended a final dividend of RMB0.10 per share (before tax) subject to the approval of shareholders at the Annual General Meeting of 2007.

Share Information

Listing

The Bank's ordinary shares were listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange on 1 June and 5 July 2006 respectively.

Ordinary Shares

Issued shares: 253,839,162,009 shares

Market Value

As of the last trading day in 2007 (28 December 2007 for A Share and 31 December 2007 for H Share), the Bank's market value was RMB1,444.458 billion (based on the closing price of A Shares on 28 December 2007 and closing price of H Shares on 31 December 2007, and exchange rate 100HKD = 93.638 RMB as published by SAFE on 28 December 2007).

Share Price

Closing price of H Shares on 31 December 2007:	HKD 3.78
Closing price of A Shares on 28 December 2007:	RMB 6.61
Highest price of H Shares in 2007:	HKD 5.27
Lowest price of H Shares in 2007:	HKD 3.25
Highest price of A Shares in 2007:	RMB 7.58
Lowest price of A Shares in 2007:	RMB 4.32

Stock Codes

Stock name:	Bank of China
H Shares:	
Hong Kong Stock Exchange	3988
Reuters	3988.HK
Bloomberg	3988 HK
A Shares:	
Shanghai Stock Exchange	601988
Reuters	601988.SS
Bloomberg	601988 CH

Shareholder Enquiry

If a shareholder intends to enquire share transfer, changes of name or address, loss of share certificate and other information concerning the shares held, he/she may write to the Bank at the following address:

H Shares:
Computershare Hong Kong Investor Services Limited
Rooms 1806-1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong
Telephone: (852) 2862 8555
Fax: (852) 2865 0990
E-mail: hkinfo@computershare.com.hk

A Shares:
Shanghai Branch of China Securities Depository and Clearing Corporation Limited
36F, China Insurance Building, 166 East Lujiazui Road, Pudong New Area, Shanghai
Telephone: (86) 021-3887 4800

Credit Rating (Long Term, Foreign Currency)

Fitch Ratings:	A
Moody's Investors Services:	A1
Rating and Investment Information, Inc.:	A
Standard & Poor's:	A–
Dagong Global Credit Rating Co., Ltd.:	AAA (local currency)

Index Constituent

Hang Seng Index (with effect from 4 December 2006)
Hang Seng China H-Financial Index (launched on 27 November 2006)
Hang Seng China Enterprises Index
Hang Seng Composite Index (HSCI) Series
Hang Seng Freefloat Index (HSFI) Series
MSCI China Index Series
Shanghai Stock Exchange Index Series
FTSE/Xinhua China 25 Index
FTSE/Xinhua Hong Kong Index
FTSE Index Series

Investor Enquiry

For H-Share investors, please contact:

Investor Relation Team (Hong Kong) of Bank of China Limited
52/F, Bank of China Tower, 1 Garden Road, Hong Kong
Telephone: (852) 2846 2700
Fax: (852) 2810 5830
E-mail: bocir@bank-of-china.com

For A-Share investors, please contact:

Investor Relation Team (Beijing) of Bank of China Limited
9/F, Bank of China Building, 1 Fuxingmen Nei Dajie, Beijing, China
Telephone: (8610) 6659 2638
Fax: (8610) 6659 4568
E-mail: bocir@bank-of-china.com

Other Information

You may obtain a copy of the annual report prepared in accordance with International Financial Reporting Standards by writing to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (address: Rooms 1806-1807, 18/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong), and the annual report prepared in accordance with Chinese Accounting Standards 2006 from the Bank's business places.

The English and Chinese versions of the annual report for 2007 are available on the following websites: www.boc.cn, www.sse.com.cn and www.hkexnews.hk.

If you have any queries about how to obtain copies of the annual report or how to access the document on the Bank's website, please dial the Bank's hotlines at (852) 2862 8633 or (8610) 6659 6688.

Organisational Chart

The organisational chart of the Group is as follows:



Other Public Shareholders
Asian Development Bank
UBS AG[1]
Central SAFE Investments Limited
RBS China
Fullerton Financial Holdings Pte. Ltd
National Council for Social Security Fund
13.02%
0.20%
2.45%
67.49%
8.25%
4.13%
4.46%
Bank of China Limited
83.5%
Domestic operations: Head Office, 37 tier-one branches and 10,107 tier-two branches, sub-branches and outlets (see 'List of Domestic and Overseas Operations')
Hong Kong and Macau Operations
Overseas operations: branches, subsidiaries and representative offices located in 26 countries and regions (see 'List of Domestic and Overseas Operations')
BOC Investment Management[4]
50.31%
100%
100%
100%
100%
Macau Branch
Tai Fung Bank Limited
BOC Hong Kong (Group) Limited
BOC International Holdings Limited
BOCG Insurance Company Limited
BOCG Investment
100%
100%
BOC Hong Kong (BVI) Limited
BOC Aviation
65.7258%
100%
0.0026%
0.0378%
BOC Hong Kong (Holdings) Limited[3]
BOC Insurance Company Limited[2]
100%
51%
BOCHK
BOCG Life Assurance Company Limited
49%

Notes:

1. UBS AG also holds 1,382,542,891 shares of short position, representing 0.54% of the Bank's total issued share capital.
2. Incorporated in the PRC
3. Listed on the Hong Kong Stock Exchange
4. The Bank acquired the 67% and 16.5% stakes in BOCIM held by BOC International (China) Limited and BOC International Holdings Limited respectively on 8 January 2008. BOCIM is a company jointly held by the Bank and Black Rock Inc.

List of Domestic and Overseas Operations

MAJOR DOMESTIC OPERATIONS

HEAD OFFICE

1 FUXINGMEN NEI DAJIE,
BEIJING,
CHINA
POST CODE: 100818
Subbranches and outlets: 1
Number of employees: 4,118
ASSETS SCALE (RMB MILLION): 2,208,962

BEIJING BRANCH

2 CHAOYANGMEN NEI DAJIE,
DONGCHENG DISTRICT,
BEIJING,
CHINA
POST CODE: 100010
Subbranches and outlets: 234
Number of employees: 7,177
ASSETS SCALE (RMB MILLION): 343,819

TIANJIN BRANCH

80 JIEFANG NORTH ROAD,
HEPING DISTRICT,
TIANJIN,
CHINA
POST CODE: 300040
Subbranches and outlets: 195
Number of employees: 4,050
ASSETS SCALE (RMB MILLION): 90,003

HEBEI BRANCH

80 XINHUA ROAD,
SHIJIAZHUANG,
HEBEI PROV.,
CHINA
POST CODE: 050000
Subbranches and outlets: 527
Number of employees: 10,152
ASSETS SCALE (RMB MILLION): 152,710

SHANXI BRANCH

288 YINGZE DAJIE,
TAIYUAN,
SHANXI PROV.,
CHINA
POST CODE: 030001
Subbranches and outlets: 318
Number of employees: 8,348
ASSETS SCALE (RMB MILLION): 102,476

INNER MONGOLIA BRANCH

12 XINHUA DAJIE,
XIN CHENG DISTRICT,
HUHHOT,
INNER MONGOLIA AUTONOMOUS REGION,
CHINA
POST CODE: 010010
Subbranches and outlets: 241
Number of employees: 4,108
ASSETS SCALE (RMB MILLION): 58,638

LIAONING BRANCH

9 ZHOUGSHAN SQUARE,
ZHONGSHAN DISTRICT,
DALIAN,
LIAONING PROV.,
CHINA
POST CODE: 116001
Subbranches and outlets: 455
Number of employees: 10,711
ASSETS SCALE (RMB MILLION): 170,990

JILIN BRANCH

699 XI AN DA LU,
CHANGCHUN,
JILIN PROV.,
CHINA
POST CODE: 130061
Subbranches and outlets: 201
Number of employees: 5,372
ASSETS SCALE (RMB MILLION): 55,187

HEILONGJIANG BRANCH

19 HONGJUN STREET,
NANGANG DISTRICT,
HARBIN,
HEILONGJIANG PROV.,
CHINA
POST CODE: 150001
Subbranches and outlets: 239
Number of employees: 5,969
ASSETS SCALE (RMB MILLION): 86,128

SHANGHAI BRANCH

200 MID. YINCHENG RD.,
PUDONG NEW DISTRICT,
SHANGHAI,
CHINA
POST CODE: 200121
Subbranches and outlets: 201
Number of employees: 5,780
ASSETS SCALE (RMB MILLION): 356,382

JIANGSU BRANCH

148 ZHONG SHAN NAN LU,
NANJING,
JIANGSU PROV.,
CHINA
POST CODE: 210005
Subbranches and outlets: 927
Number of employees: 17,383
ASSETS SCALE (RMB MILLION): 388,908

ZHEJIANG BRANCH

321 FENG QI ROAD,
HANGZHOU,
ZHEJIANG PROV.,
CHINA
POST CODE: 310003
Subbranches and outlets: 671
Number of employees: 13,913
ASSETS SCALE (RMB MILLION): 288,286

ANHUI BRANCH

313 MID-CHANGJIANG ROAD,
HEFEI,
ANHUI PROV.,
CHINA
POST CODE: 230061
Subbranches and outlets: 362
Number of employees: 6,184
ASSETS SCALE (RMB MILLION): 85,159

FUJIAN BRANCH

BOC BLDG., 136 WUSI ROAD,
FUZHOU,
FUJIAN PROV.,
CHINA
POST CODE: 350003
Subbranches and outlets: 370
Number of employees: 7,415
ASSETS SCALE (RMB MILLION): 116,060

JIANGXI BRANCH

1 ZHANQIAN WEST ROAD,
NANCHANG,
JIANGXI PROV.,
CHINA
POST CODE: 330002
Subbranches and outlets: 306
Number of employees: 6,022
ASSETS SCALE (RMB MILLION): 66,569

SHANDONG BRANCH

59 XIANGGANG ZHONG LU,
QINGDAO,
SHANDONG PROV.,
CHINA
POST CODE: 266071
Subbranches and outlets: 601
Number of employees: 13,247
ASSETS SCALE (RMB MILLION): 251,516

HENAN BRANCH

40 HUA YUAN ROAD,
ZHENGZHOU,
HENAN PROV.,
CHINA
POST CODE: 450008
Subbranches and outlets: 515
Number of employees: 10,691
ASSETS SCALE (RMB MILLION) 133,844

HUBEI BRANCH

65 HUANGSHI ROAD,
WUHAN,
HUBEI PROV.,
CHINA
POST CODE: 430013
Subbranches and outlets: 396
Number of employees: 8,456
ASSETS SCALE (RMB MILLION): 102,623

HUNAN BRANCH

593 FURONG ROAD(M),
CHANGSHA,
HUNAN PROV.,
CHINA
POST CODE: 410005
Subbranches and outlets: 400
Number of employees: 7,461
ASSETS SCALE (RMB MILLION): 86,817

GUANGDONG BRANCH

197 DONGFENG XI LU,
GUANGZHOU,
GUANGDONG PROV.,
CHINA
POST CODE: 510180
Subbranches and outlets: 963
Number of employees: 20,352
ASSETS SCALE (RMB MILLION): 577,746

GUANGXI BRANCH

39 GUCHENG ROAD,
NANNING,
GUANGXI ZHUANG AUTONOMOUS REGION,
CHINA
POST CODE: 530022
Subbranches and outlets: 244
Number of employees: 4,363
ASSETS SCALE (RMB MILLION): 52,209

HAINAN BRANCH

33 DATONG ROAD,
HAIKOU,
HAINAN PROV.,
CHINA
POST CODE: 570102
Subbranches and outlets: 89
Number of employees: 1,948
ASSETS SCALE (RMB MILLION): 37,045

SICHUAN BRANCH

35 MIDDLE RENMIN ROAD (2 DUAN),
CHENGDU,
SICHUAN PROV.,
CHINA
POST CODE: 610015
Subbranches and outlets: 460
Number of employees: 7,753
ASSETS SCALE (RMB MILLION): 125,200

GUIZHOU BRANCH

30 DUSI ROAD,
GUIYANG,
GUIZHOU PROV.,
CHINA
POST CODE: 550002
Subbranches and outlets: 102
Number of employees: 1,995
ASSETS SCALE (RMB MILLION): 22,619

YUNNAN BRANCH

515 BEIJING ROAD,
KUNMING,
YUNNAN PROV.,
CHINA
POST CODE: 650051
Subbranches and outlets: 137
Number of employees: 2,810
ASSETS SCALE (RMB MILLION): 55,205

TIBET BRANCH

7 LINKUO XI LU,
LHASA,
TIBET AUTONOMOUS REGION,
CHINA
POST CODE: 850000
Subbranches and outlets: 20
Number of employees: 563
ASSETS SCALE (RMB MILLION): 10,802

SHAANXI BRANCH

38 JUHUA YUAN DONG DAJIE,
XI'AN,
SHAANXI PROV.,
CHINA
POST CODE: 710001
Subbranches and outlets: 260
Number of employees: 4,552
ASSETS SCALE (RMB MILLION): 93,588

GANSU BRANCH

525 TIANSHUI SOUTH ROAD,
LANZHOU,
GANSU PROV.,
CHINA
POST CODE: 730000
Subbranches and outlets: 149
Number of employees: 2,053
ASSETS SCALE (RMB MILLION): 32,464

QINGHAI BRANCH

218 DONGGUAN STREET,
XINING,
QINGHAI PROV.,
CHINA
POST CODE: 810000
Subbranches and outlets: 42
Number of employees: 776
ASSETS SCALE (RMB MILLION): 11,016

NINGXIA BRANCH

170 JIEFANG XI STREET,
YINCHUAN,
NINGXIA HUI AUTONOMOUS REGION,
CHINA
POST CODE: 750001
Subbranches and outlets: 65
Number of employees: 1,062
ASSETS SCALE (RMB MILLION): 11,589

XINJIANG BRANCH

BANK OF CHINA BUILDING,
2 DONGFENG ROAD,
URUMQI,
XINJIANG UYGUR AUTONOMOUS REGION,
CHINA
POST CODE: 830002
Subbranches and outlets: 159
Number of employees: 3,022
ASSETS SCALE (RMB MILLION): 43,646

CHONGQING BRANCH

218 ZHONG SHAN 1 ROAD,
YU ZHONG DISTRICT,
CHONGQING,
CHINA
POST CODE: 400013
Subbranches and outlets: 179
Number of employees: 3,022
ASSETS SCALE (RMB MILLION): 51,889

SHENZHEN BRANCH

INTERNATIONAL FINANCE BUILDING,
2022 JIANSHE ROAD,
LUOHU DISTRICT,
SHENZHEN,
GUANGDONG PROV.,
CHINA
POST CODE: 518005
Subbranches and outlets: 116
Number of employees: 4,506
ASSETS SCALE (RMB MILLION): 236,495

MAJOR HONG KONG AND MACAU OPERATIONS

BOC HONG KONG (GROUP) LIMITED

1 GARDEN ROAD,
HONG KONG
Subbranches and outlets: 362
Number of employees: 13,259
ASSETS SCALE (RMB MILLION): 987,515

BOC INTERNATIONAL HOLDINGS LIMITED

26/F, BOC OF CHINA TOWER,
1 GARDEN ROAD,
HONG KONG
Subbranches and outlets: 28
Number of employees: 682
ASSETS SCALE (RMB MILLION): 34,792

BANK OF CHINA GROUP INVESTMENT LIMITED

23/F, BANK OF CHINA TOWER,
1 GARDEN,
HONG KONG
Subbranches and outlets: 148
Number of employees: 3,834
ASSETS SCALE (RMB MILLION): 47,379

BANK OF CHINA GROUP INSURANCE COMPANY LIMITED

9/F, WING ON HOUSE,
71 DES VOEUX ROAD CENTRAL,
HONG KONG
Subbranches and outlets: 45
Number of employees: 1,293
ASSETS SCALE (RMB MILLION): 5,488

MACAU BRANCH

BANK OF CHINA BUIDLING,
AVENIDA DOUTOR MARIO SOARES,
MACAU
Subbranches and outlets: 25
Number of employees: 1,111
ASSETS SCALE (RMB MILLION): 53,586

MAJOR OVERSEAS OPERATIONS

ASIA-PACIFIC AREA

JSC AB <BANK OF CHINA KAZAKHSTAN>

201, STR. GOGOL,
050026, ALMATY,
REPUBLIC OF KAZAKHSTAN
Subbranches and outlets: 2
Number of employees: 62
ASSETS SCALE (RMB MILLION): 439

SINGAPORE BRANCH

4 BATTERY ROAD,
BANK OF CHINA BUILDING,
SINGAPORE 049908
Subbranches and outlets: 7
Number of employees: 291
ASSETS SCALE (RMB MILLION): 26,583

TOKYO BRANCH

BOC BLDG.
3-4-1 AKASAKA, MINATO-KU,
TOKYO,107-0053 JAPAN
Subbranches and outlets: 4
Number of employees: 114
ASSETS SCALE (RMB MILLION): 32,591

SEOUL BRANCH

1/2F, YOUNG POONG BLDG.,
33 SEOLIN-DONG, CHONGRO-GU
SEOUL 110-752, KOREA
Subbranches and outlets: 3
Number of employees: 74
ASSETS SCALE (RMB MILLION): 9,395

BANGKOK BRANCH

179/4 BANGKOK CITY TOWER,
SOUTH SATHORN RD.,
TUNGMAHAMEX,
SATHORN DISTRICT,
BANKOK 10120, THAILAND
Subbranches and outlets: 1
Number of employees: 45
ASSETS SCALE (RMB MILLION): 1,172

BANK OF CHINA (MALAYSIA) BERHAD

GROUND, MEZZANINE, & 1st FLOOR,
PLAZA OSK, 25 JALAN AMPANG,
50450 KUALA LUMPUR,
MALAYSIA
Subbranches and outlets: 1
Number of employees: 72
ASSETS SCALE (RMB MILLION): 2,436

HO CHI MINH CITY BRANCH

19/F., SUN WAH TOWER,
115 NGUYEN HUE,BLVD., DISTRICT 1,
HO CHI MINH CITY,
VIETNAM
Subbranches and outlets: 1
Number of employees: 24
ASSETS SCALE (RMB MILLION): 485

MANILA BRANCH

G/F. & 36/F. PHILAMLIFE TOWER,
8767 PASEO DE ROXAS,
MAKATI CITY, MANILA
PHILIPPINES
Subbranches and outlets: 1
Number of employees: 37
ASSETS SCALE (RMB MILLION): 635

JAKARTA BRANCH

TAMARA CENTER SUITE 101&201
JALAN JEND.SUDIRMAN KAV.24
JAKARTA 12920, INDONESIA
Subbranches and outlets: 1
Number of employees: 39
ASSETS SCALE (RMB MILLION): 1,288

SYDNEY BRANCH

39-41 YORK STREET,
SYDNEY NSW 2000,
AUSTRALIA
Subbranches and outlets: 4
Number of employees: 117
ASSETS SCALE (RMB MILLION): 8,986

BANK OF CHINA (AUSTRALIA) LIMITED

39-41 YORK STREET,
SYDNEY NSW 2000, AUSTRALIA
Subbranches and outlets: 1
Number of employees: 3
ASSETS SCALE (RMB MILLION): 2,758

BAHRAIN REPRESENTATIVE OFFICE

OFFICE 152, AL JASRAH TOWER,
DIPLOMATIC AREA BUILDING 95,
ROAD 1702, BLOCK 317,
MANAMA KINGDOM OF BAHRAIN
Subbranches and outlets: 1
Number of employees: 3

EUROPE

LONDON BRANCH

90 CANNON STREET,
LONDON EC4N 6HA, U.K.
Subbranches and outlets: 1
Number of employees: 51
ASSETS SCALE (RMB MILLION): 51,355

BANK OF CHINA (UK) LIMITED

90 CANNON STREET,
LONDON EC4N 6HA, U.K.
Subbranches and outlets: 5
Number of employees: 155
ASSETS SCALE (RMB MILLION): 13,776

PARIS BRANCH

23-25 AVENUE DE LA
GRANDE ARMEE, 75116, PARIS,
FRANCE
Subbranches and outlets: 2
Number of employees: 57
ASSETS SCALE (RMB MILLION): 11,670

FRANKURT BRANCH

BOCKENHEIMER LANDSTR. 39,
D-60325 FRANKFURT AM MAIN,
GERMANY
Subbranches and outlets: 2
Number of employees: 45
ASSETS SCALE (RMB MILLION): 19,411

LUXEMBOURG BRANCH

37/39 BOULEVARD PRINCE
HENRI L-1724, LUXEMBOURG
P.O.BOX 114 L-2011,
LUXEMBOURG
Subbranches and outlets: 1
Number of employees: –
ASSETS SCALE (RMB MILLION): 6,992

BANK OF CHINA (LUXEMBOURG) S.A.

37/39 BOULEVARD PRINCE
HENRI L-1724, LUXEMBOURG
P.O.BOX 114 L-2011,
LUXEMBOURG
Subbranches and outlets: 2
Number of employees: 41
ASSETS SCALE (RMB MILLION): 197

MILAN BRANCH

VIA SANTA MARGHERITA,
NO.14/16 20121
MILANO, ITALY
Subbranches and outlets: 1
Number of employees: 26
ASSETS SCALE (RMB MILLION): 5,292

BANK OF CHINA (HUNGARY) CLOSE LTD.

BANK CENTER, 7 SZABADSAG TER,
1054 BUDAPEST, HUNGARY
Subbranches and outlets: 1
Number of employees: 24
ASSETS SCALE (RMB MILLION): 486

BANK OF CHINA (ELUOSI)

6/F, MOSBUSINESS CENTER,
No. 72, PROSPECT MIRA,
129110 MOSCOW, RUSSIA
Subbranches and outlets: 1
Number of employees: 41
ASSETS SCALE (RMB MILLION): 943

AMERICA

NEW YORK BRANCH

410 MADISON AVENUE
NEW YORK, NY10017, USA
Subbranches and outlets: 3
Number of employees: 282
ASSETS SCALE (RMB MILLION): 26,741

BANK OF CHINA (CANADA)

THE EXCHANGE TOWER,
130 KING STREET WEST,
SUITE 2730, P.O.BOX 356,
TORONTO, ONTARIO,
CANADA M5XIE1
Subbranches and outlets: 4
Number of employees: 95
ASSETS SCALE (RMB MILLION): 2,300

GRAND CAYMAN BRANCH

GRAND PAVILION COMMERCIAL
CENTER, 802 WEST BAY ROAD,
P.O.BOX 30995,
GRAND CAYMAN KY1-1204
Subbranches and outlets: 1
Number of employees: 5
ASSETS SCALE (RMB MILLION): 8,876

PANAMA BRANCH

P.O. BOX 0823-01030,
CALLE MANUEL,
M.ICAZA NO.14,PANANA,
REPUBLIC OF PANAMA
Subbranches and outlets: 1
Number of employees: 15
ASSETS SCALE (RMB MILLION): 277

SAO PAULO REPRESENTATIVE OFFICE

AVENIDA PAULISTA,
1337-21 ANDAR, CJ.212,
01311-200 SAO PAULO,
S.P.BRASIL
Subbranches and outlets: 1
Number of employees: 3

AFRICA

BANK OF CHINA (ZAMBIA) LIMITED

AMANDRA HOUSE,
BEN BELLA ROAD,
LUSAKA,
ZAMBIA,P.O.BOX 34550
Subbranches and outlets: 1
Number of employees: 15
ASSETS SCALE (RMB MILLION): 838

JOHANNESBURG BRANCH

4/F., SOUTH TOWER,
NELSON MANDELA SQUARE,
SANDOWN, SANDTON,
SOUTH AFRICA,
P.O.BOX 782616 SANDTON,
2146 RSA
Subbranches and outlets: 1
Number of employees: 23
ASSETS SCALE (RMB MILLION): 987

Definitions

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:

Our Bank/the Bank/the Group/we/us	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
Articles of Association	the performing Articles of Association of the Bank
Asia Financial Holdings Pte. Ltd	a wholly-owned subsidiary of Temasek Holdings (Private) Limited, now known as Fullerton Financial Holdings Pte. Ltd
Basis Point	Refer to 0.01 percentage point
BOC Aviation	BOC Aviation Private Limited (formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd)
BOC Insurance	Bank of China Insurance Company Limited
BOCG Insurance	Bank of China Group Insurance Company Limited
BOCG Investment	Bank of China Group Investment Limited
BOCG Life	BOC Group Life Assurance Company Limited
BOCHK	Bank of China (Hong Kong) Limited, an authorised financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
BOCHK (BVI)	BOC Hong Kong (BVI) Limited
BOCHK Group	BOC Hong Kong (Group) Limited
BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
BOCI	BOC International Holdings Limited
BOCI China	BOC International (China) Limited
BOCI Group	BOCI and its subsidiaries and associated companies
BOCI-Prudential	BOCI-Prudential Asset Management Limited
CBRC	China Banking Regulatory Commission
Central and Southern China	The area including, for the purpose of this report, the branches of Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan

China Orient	China Orient Asset Management Corporation
CSRC	China Securities Regulatory Commission
Eastern China	The area including, for the purpose of this report, the branches of Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
Hong Kong Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huijin	Central SAFE Investments Limited
Nanyang	Nanyang Commercial Bank Limited
NCSSF	National Council for Social Security Fund, PRC
Northeastern China	The area including, for the purpose of this report, the branches of Heilongjiang, Jilin and Liaoning
Northern China	The area including, for the purpose of this report, the branches of Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia and the Head Office
PBOC	People's Bank of China, PRC
PRC Commercial Banking Law	the Commercial Banking Law of the People's Republic of China
PRC Company Law	the Company Law of the People's Republic of China
RBS China	RBS China Investments S.à.r.l.
RBS Group	The Royal Bank of Scotland Group plc
RMB or Renminbi	Renminbi, the lawful currency of the People's Republic of China
SAT	State Administration of Taxation, PRC
SFO	Securities and Futures Ordinance of the laws of HKSAR
SHIBOR	Shanghai Inter-Bank Offered Rate
SSE	the Shanghai Stock Exchange
UBS	UBS AG
Western China	The area including, for the purpose of this report, the branches of Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang

Notes to Financial Highlights:

1. The results of operations and related financial ratios for the year 2003 were adjusted to exclude the net gain of RMB7.40 billion on the disposal of BOCHK Holdings' shares.

2. Non-interest income = net fee and commission income + net trading (losses)/gains + net (losses)/gains on investment securities + other operating income

3. Operating income = net interest income + non-interest income

4. Investment securities include securities available for sale, securities held to maturity, securities classified as loans and receivables and financial assets at fair value through profit or loss.

5. Dividend per share = total dividend ÷ number of ordinary shares in issue at the year-end

6. Net assets per share = capital and reserves attributable to the equity holders of the Bank at the year-end ÷ number of ordinary shares in issue at the year-end

7. Return on average total assets = profit for the year ÷ average total assets. Average total assets = (total assets at the beginning of the year + total assets at the year-end) ÷ 2

8. Return on average equity = Profit attributable to the equity holders of the Bank ÷ average owner's equity. Average owner's equity = (owner's equity, excluding minority interest, at the beginning of the year + owner's equity, excluding minority interest, at the year-end) ÷ 2. As the total owner's equity (excluding minority interest) was less than zero as at 1 January 2003, the ratio for the year 2003 is computed using total equity (excluding minority interest) as at 31 December 2003.

9. Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are average daily balances derived from the Bank's management accounts (unaudited).

10. Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balance is average daily balance derived from the Bank's management accounts (unaudited).

11. Loan to deposit ratio = balance of loans at the year-end ÷ balance of due to customers at the year-end

12. Non-interest income to operating income = non-interest income ÷ operating income

13. Cost to income ratio = operating expenses ÷ operating income

14. Identified impaired loans to gross loans = identified impaired loans at the year-end ÷ gross loans at the year-end

15. Allowance for loan impairment losses to identified impaired loans = allowance for loan impairment losses at the year-end ÷ identified impaired loans at the year-end

16. Credit cost = impairment losses on loans ÷ average balance of loans. Average balance of loans = (balance of loans at the beginning of the year + balance of loans at the year-end) ÷ 2

17. Number of employees of the Group includes temporary and contract staff.

中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

Bank of China Limited
(a joint stock company incorporated in the People's Republic of China with limited liability)

1 Fuxingmen Nei Dajie, Beijing 100818, China
Post code: 100818
Tel: (86) 010-66596688 Fax: (86) 010-66593777
http://www.boc.cn

END